

STRENGTH • COMMITMENT • PERSEVERANCE



2023
ANNUAL REPORT

DEAR SHAREHOLDERS,

The stability of the United States banking system is closely intertwined with its strength and resilience.

2023 certainly challenged all of that. Except for strong banks like Home BancShares, Inc. (the "Company" or "HOMB"), most turned into zombie banks, like a turtle being forced into its shell, and worse yet, several banks were closed.

As we started the year, banks were still flush with cash in the post-pandemic world. Many banks invested their reserves in low-rate, long-term U.S. Treasury securities. In the face of inflation, the Federal Reserve continued raising rates and bond prices declined. This was the start of a tumultuous year for the banking sector and many banks found themselves facing unrealized losses in their security book. It's with great pride and a sense of relief that HOMB did not make these same investments. This single decision would prove to be very significant during the remainder of 2023.

A concern for uninsured deposit balances became a topic many bankers had never contemplated in their banking career. Consumers began to chase rates and liquidity became an unforeseen concern in the banking industry. I have experienced many cycles in banking and business, yet when I reached back to pull out my playbook for a liquidity crisis, I did not have one.

I am proud to report that when I inquired if we could pay out all uninsured deposits if we had to, the answer was a resounding YES!

At HOMB, we did not run CD ads or special rate promotions. We worked one-on-one with our customers all year long. The strength of our balance sheet along with our customer relationships allowed us to navigate the storm together.

As the year progressed, we witnessed the second, third and fourth largest bank failures in the history of the United States. It's nothing short of a miracle that there were not more failures than there were based on the accumulated other comprehensive income (AOCI) losses and lack of liquidity that most all banks in the U.S. suffered.

HOMB had the opportunity to meet many new potential customers in 2023 as many banks, in their shell, didn't have the money to lend. We had the money and the people came. We didn't do all the deals we were presented, but it's quite an honor to know we were known as a strong bank with a fortress balance sheet with the ability to continue lending.

As if a year of unrealized losses wasn't enough, then in November the Federal Deposit Insurance Corporation (FDIC) announced a Special Assessment to banks to recover the loss to the Deposit Insurance Fund (DIF) associated with protecting the uninsured deposits from failed banks Silicon Valley Bank and Signature Bank. For a bank like ours, we have weathered the storm well. We had not put our money, your money, in low-rate, long-term securities and we had managed our customer base through rising rates. Then, a surprise assessment of $13 million is levied upon us at year end, in addition to trying to overcome the west Texas headwinds. It's a lot to overcome in one year. But I revert back to my opening sentence; through strength and resilience, HOMB is still standing.

2023 was a tough year for the banking sector. For HOMB, the biggest obstacles came in the form of the loss of income as a result of the actions from some individuals in West Texas that may prove to be unethical and potentially criminal. In addition, the FDIC fourth quarter surprise assessment to financial institutions to recover losses from failed banks, resulted in a $13 million ($0.05 per share) expense for Home BancShares. Both of these events were out of HOMB's control, and the first event is a matter for the court, so we won't speculate on the damage. The second one we know is $0.05 per share. Excluding these events, I'm proud to say that we would have beat our goal of $400 million plus and earned over $2.00 per share.

While overcoming all of the hurdles of 2023, HOMB was also able to continue our quarterly dividends and still retain strong capital ratios.

I recall what Paul Volcker, former chairman of the Federal Reserve, was faced with in the late 70's and early 80's and how he worked to curb inflation. One of my favorite sayings is, 'There's no substitute for experience,' and the year of 2023 in banking has provided both opportunities to glean from the past and learn new experiences.

In closing, without the high interest rates, inflation, special assessment and west Texas headwinds, I believe we would have earned in the $450 million range.

Home BancShares' strength, commitment and perseverance have positioned us well for the new year. As we start our twenty-fifth year in banking, we are honored to have you as a trusted partner and appreciate your dedicated support to our company.



John W. Allison
Chairman, President and CEO

CELEBRATING

25

Years

Home BancShares was formed 25 years ago to create a Community Bank to serve friends and family. 25 years of success, growth and teamwork has led to over $22 Billion in assets, a fortress balance sheet and to being recognized as one of the Best Banks in America.

We celebrate this milestone with you, our partners, and look forward to what the future holds.



HOME
BANCSHARES

HOME BANCSHARES, INC. BOARD OF DIRECTORS & EXECUTIVE OFFICERS AND CENTENNIAL BANK EXECUTIVE STAFF



John W. Allison
Chairman, CEO &
President of HOMB
• HOMB Director
• Executive Officer



Jack E. Engelkes
Vice Chairman
• HOMB Director



Tracy M. French
Chairman, CEO &
President of Centennial Bank
• HOMB Director
• Executive Officer



Brian S. Davis
Chief Financial Officer of
HOMB & Centennial Bank
• HOMB Director
• Executive Officer



Stephen Tipton
Chief Operating
Officer of HOMB &
Centennial Bank
• Executive Officer



Kevin Hester
Chief Lending Officer
of HOMB &
Centennial Bank
• Executive Officer



Donna Townsell
SEVP of HOMB &
Centennial Bank &
Director of Investor Relations
• HOMB Director
• Executive Officer



Davy Carter
Regional President
of Centennial Bank
• Executive Officer



Jennifer C. Floyd
Chief Accounting
Officer of HOMB &
Centennial Bank
• Executive Officer



Milburn Adams
• HOMB Director



Robert H. Adcock, Jr.
• HOMB Director



Richard H. Ashley
• HOMB Director



Mike Beebe
• HOMB Director



Karen Garrett
• HOMB Director



J. Pat Hickman
• HOMB Director



James G. Hinkle
• HOMB Director



Alex R. Lieblong
• HOMB Director



Thomas J. Longe
• HOMB Director



Jim Rankin
• HOMB Director



Larry W. Ross
• HOMB Director



Jim Haynes
Regional President
of Centennial Bank



David Druey
Regional President
of Centennial Bank



Kevin W. Bartholomew
Chief Information Officer
of Centennial Bank

Shareholder's Return
$1,000 initial investment (Day 1 of HOMB)

IS NOW WORTH
$21,183

Note: Current Value = 12/31/2023 closing market value & includes the reinvestment of dividends since the Company went public in 2006.



TOTAL RETURN PERFORMANCE*

INDEX	PERIOD ENDING DECEMBER 31,											
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Home BancShares, Inc.	100.0	226.23	194.79	245.43	324.77	281.65	197.94	238.16	235.98	294.97	276.08	306.84
Cadence Bank	100.0	176.85	158.79	170.22	216.53	219.32	180.89	219.94	190.79	207.74	171.97	206.35
Simmons First National Corp.	100.0	146.49	160.29	202.52	245.07	225.16	190.30	211.28	170.27	233.28	170.19	156.47
Bank OZK	100.0	169.06	226.52	295.46	288.05	289.43	136.38	182.26	186.80	277.96	239.31	297.67
Hancock Whitney Corporation	100.0	115.60	96.75	79.33	130.00	156.00	109.20	138.29	107.22	157.64	152.51	153.14
Valley National Bancorp	100.0	108.82	104.41	105.91	121.40	120.65	95.48	123.12	104.84	147.85	121.61	116.77
Renasant Corporation	100.0	164.37	151.15	179.78	213.74	213.64	157.68	185.06	175.97	198.28	196.39	175.97

*Total return performance represents the total return to shareholders adjusted for any stock dividends and stock splits assuming the value of initial investment was $100 on December 31, 2012.

Financial Highlights

12/31/23
Dollars in thousands, except per share data.

Total Assets
$22,656,658

Total Loans
$14,424,728

Total Deposits
$16,787,711

Net Income
$392,929

Record Net Income, As Adjusted (non-GAAP)*
$398,469

Total Revenue (net)
$996,879

Diluted Earnings Per Share
$1.94

Record Diluted Earnings per Share, As Adjusted (non-GAAP)*
$1.97

Dividends Per Share
$0.72

Tangible Book Value Per Share (non-GAAP)*
$11.63

Return on Average Assets
1.77%

Return on Average Assets, As Adjusted (non-GAAP)*
1.79%

Efficiency Ratio, As Adjusted (non-GAAP)*
45.24%

Tangible Common Equity to Tangible Assets (non-GAAP)*
11.05%

Net Interest Margin
4.25%

* Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the Company's Form 10-K for the year ended December 31, 2023.



Strengthening
Our Communities

Strengthening the community starts with giving back. Our bankers are often seen around town involved in activities that have less to do with money matters, and more to do with supporting others. From charity events and disaster relief, to chambers of commerce and civic clubs, we enjoy rolling up our sleeves and helping make the communities we call home a better place.



AState Beebe Donation for Gym


NEW, UNWRAPPED TOYS ONLY

Toys for Tots Donations


my100bank.com

Cooking for tornado victims in Sherwood, AR


CENTENNIAL BANK
www.my100bank.com
May 3, 2023
Immerse Arkansas
$ 20,000.00
Twenty thousand dollars and no cents
5 Year Sponsorship
CENTENNIAL BANK

Immerse Arkansas Donation


HAPPY
July 3, 2023
Matador Tornado Relief Fund
$80,000

Pat Green Concert for Matador, TX Tornado Relief


CENTENNIAL BANK
www.my100bank.com
Sept 2023
Baptist Health Fishermans
$ 10,000.00
ten thousand + 00/100
capital campaign
CENTENNIAL BANK

Baptist Health Fishermans Donation

Forbes 2023

WORLD'S BEST BANKS

POWERED BY STATISTA

4 YEARS IN A ROW

Ranked #15 of Forbes World's Best Banks

CENTENNIAL BANK REGIONAL BOARDS

CENTENNIAL BANK
BOARD OF DIRECTORS
Milburn Adams
Robert H. Adcock, Jr.
John W. Allison
Richard H. Ashley
Brian S. Davis
Jack E. Engelkes
Bill Farris
Tracy M. French**
John Freyaldenhoven
Vaughan Hankins
Kevin D. Hester
Alex R. Lieblong°
Jim Rankin
Dave Seleski
Donna Townsell

CABOT
John W. Allison
Richard H. Ashley
Cathy Eoff
Will Feland
Tracy M. French
Tommy Hignight
Jerry Jones
Mark Lowman
Stephen P. Tipton
Jerry Waymack*
Larry Wood

LITTLE ROCK
Blair Allen
John W. Allison
W. W. "Bill" Arnold
Richard H. Ashley*
Amber Wilson Bagley
John S. Bailey
Sharon Davis
Rick Ferguson
Barbara Graves
Drew Holbert
David Huckabee
Jim Kincannon
Dr. Whit Knapple
Tom Prince
Jonathan Rogers
Larry Ross
Jameel Wesley

MOUNTAIN VIEW
Tim Gammill
James G. Hinkle*
Stotts Isbell
Eddie Jack Mitchell
Kenneth Sutton
Kenny J. Wyatt

NORTHEAST ARKANSAS
Brandon Adams
Sonny Campbell
Davy Carter*
Susan Cathcart
Doug Falls
Danny Ford
Stacy Greene
Ryan Heringer
Ted Herget
Mike Langford
Bobby McDaniel
Terry Mohajir
Deana Osment
Randy Woodard

NORTHWEST ARKANSAS
Brandon Adams*
John D. Alford
Davy Carter
Nick Dozier
John Elrod
D. Scott Hancock
Chip Miller
Steve Renfro
Marshall Saviers

SOUTH FLORIDA
John W. Allison
Teresa J. Condas
Steve S. Grasley, PE
Thomas J. Longe
Scott G. Oropeza*
Joseph H. Roth, III
Mark Stanton
Ed Wotitzky

TALLAHASSEE
Michael "Darrh" Bryant, DMD
Joseph L. Camps Jr., MD*
Chase McNeill
Cynthia Phipps

* Regional Board Chairman
** Board Chairman
° Advisory Director

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Home BancShares, Inc.
719 Harkrider St., Suite 100 • P.O. Box 966
Conway, AR 72033

STOCK LISTING
Home BancShares, Inc. is listed and trades on
the New York Stock Exchange under the symbol
HOMB.

SHAREHOLDERS' MEETING*
Thursday, April 18, 2024, 10:00 a.m.
719 Harkrider Street
Conway, AR 72032

WEBSITE
www.homebancshares.com

FINANCIAL INFORMATION
Analysts and investors seeking financial
information about Home BancShares, Inc.
should contact:
 Donna Townsell,
 Director of Investor Relations
 (501) 328-4625
 DTownsell@my100bank.com

PUBLIC ACCOUNTING FIRM
FORVIS, LLP
Little Rock, Arkansas

LEGAL COUNSEL
Mitchell, Williams, Selig, Gates &
Woodyard, PLLC
Little Rock, Arkansas

TRANSFER AGENT & REGISTRAR
Shareholder correspondence should
be mailed to:
Computershare Investor Services
P.O. BOX 43006
Providence, RI 02940-3006

Overnight correspondence should be sent to:
Computershare Investor Services
150 Royall St, Suite 101
Canton, MA 02021

Shareholder Website:
www.computershare.com/investor

Shareholder Online Inquiries:
https://www-us.computershare.com/
investor/Contact

* The Company asks that any shareholders who plan to attend the meeting please contact our Director of Investor Relations, Donna Townsell, at
  (501) 328-4625 at least 24 hours prior to the meeting to register your attendance. Please note, there could be limited seating.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2023 or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Transition period from _____ to _____
Commission File Number: 001-41093

HOME BANCSHARES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Arkansas	71-0682831
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
719 Harkrider, Suite 100, Conway, Arkansas	72032
(Address of principal executive offices)	(Zip Code)

(501) 339-2929

(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	HOMB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) . ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, par value $0.01 per share, held by non-affiliates on June 30, 2023, was $4.29 billion based upon the last trade price as reported on the New York Stock Exchange of $22.80.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practical date.

Common Stock Issued and Outstanding: 201,136,052 shares as of February 22, 2024.

Documents incorporated by reference: Portions of the registrant's Proxy Statement relating to its 2024 Annual Meeting to be held on April 18, 2024, are incorporated by reference into Part III of this Form 10-K.

HOME BANCSHARES, INC.
FORM 10-K
December 31, 2023

INDEX

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this document, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operation," are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations, beliefs, projections, future financial performance, future plans and strategies, and anticipated events or trends, and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, including through potential acquisitions, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like "may," "plan," "contemplate," "anticipate," "believe," "intend," "continue," "expect," "project," "predict," "estimate," "could," "should," "would," and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:

- the effects of future local, regional, national and international economic conditions, including inflation or a decrease in commercial real estate and residential housing values;

- changes in the level of nonperforming assets and charge-offs, and credit risk generally;

- the risks of changes in interest rates or the level and composition of deposits, loan demand and the values of loan collateral, securities and interest-sensitive assets and liabilities;

- disruptions, uncertainties and related effects on credit quality, liquidity, other aspects of our business and our operations that may result from any future outbreaks of the COVID-19 pandemic or other public health crises;

- the ability to identify, complete and successfully integrate new acquisitions;

- the risk that expected cost savings and other benefits from acquisitions may not be fully realized or may take longer to realize than expected;

- diversion of management time on acquisition-related issues;

- the availability of and access to capital and liquidity on terms acceptable to us;

- increased regulatory requirements and supervision that applies as a result of our having over $10 billion in total assets;

- legislation and regulation affecting the financial services industry as a whole, and the Company and its subsidiaries in particular, and future legislative and regulatory changes;

- changes in governmental monetary and fiscal policies;

- the effects of terrorism and efforts to combat it, political instability, war, military conflicts (including the ongoing military conflicts in the Middle East and Ukraine) and other major domestic or international events;

- adverse weather events, including hurricanes, and other natural disasters;

- the ability to keep pace with technological changes, including changes regarding cybersecurity;

- an increase in the incidence or severity of, or any adverse effects resulting from, acts of fraud, illegal payments, cybersecurity breaches or other illegal acts impacting our bank subsidiary, our vendors or our customers;

- the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;

- potential claims, expenses and other adverse effects related to current or future litigation, regulatory examinations or other government actions;

- potential increases in deposit insurance assessments, increased regulatory scrutiny, investment portfolio losses, or market disruptions resulting from financial challenges in the banking industry;

- the effect of changes in accounting policies and practices and auditing requirements, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, and other accounting standard setters;

- higher defaults on our loan portfolio than we expect; and

- the failure of assumptions underlying the establishment of our allowance for credit losses or changes in our estimate of the adequacy of the allowance for credit losses.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. The factors identified in this section are not intended to represent a complete list of all the factors that could adversely affect our business, operating results, financial condition or cash flows. Other factors not presently known to us or that we currently deem immaterial to us may also have an adverse effect on our business, operating results, financial condition or cash flows, and the factors we have identified could affect us to a greater extent than we currently anticipate. Many of the important factors that will determine our future financial performance and financial condition are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date they are made. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, see "Risk Factors" below. Except as required by applicable law or the rules and regulations of the SEC, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1. BUSINESS

Company Overview

Home BancShares, Inc. ("Home BancShares") which may also be referred to in this document as "we," "us," "HBI" or the "Company") is a Conway, Arkansas headquartered bank holding company registered under the federal Bank Holding Company Act of 1956. The Company's common stock is traded through the New York Stock Exchange under the symbol "HOMB." We are primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through our wholly owned community bank subsidiary – Centennial Bank. Centennial Bank has branch locations in Arkansas, Florida, Texas, South Alabama and New York City. Although the Company has a diversified loan portfolio, at December 31, 2023 and 2022, commercial real estate loans represented 56.7% and 56.3% of gross loans and 215.5% and 230.1% of total stockholders' equity, respectively. The Company's total assets, total deposits, total revenue and net income for each of the past three years are as follows:

	December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Total assets	$ 22,656,658	$ 22,883,588	$ 18,052,138
Total deposits	16,787,711	17,938,783	14,260,570
Total revenue (net interest income plus non-interest income)	996,879	933,787	710,540
Net income	392,929	305,262	319,021

Home BancShares acquires, organizes and invests in community banks that serve attractive markets. Our community banking team is built around experienced bankers with strong local relationships. The Company was formed in 1998 by an investor group led by John W. Allison, our Chairman, and Robert H. "Bunny" Adcock, Jr., one of our directors. Since opening our first subsidiary bank in 1999, we have acquired and integrated a total of 23 banks with locations in Arkansas, Florida, Texas and Alabama, including 18 banks since 2010, seven of which we acquired through Federal Deposit Insurance Corporation ("FDIC") assisted transactions. Our subsidiary bank has operated under a single charter and the Centennial Bank name since 2009. In 2015, after acquiring a pool of national commercial real estate loans, we created Centennial Commercial Finance Group ("Centennial CFG") to build out a national lending platform focused on commercial real estate as well as commercial and industrial loans. Centennial CFG operates out of our New York City branch office and loan production offices in Los Angeles, California, Dallas, Texas and Miami, Florida. In 2018, we acquired Shore Premier Finance ("SPF"), a marine-lending division of Union Bank & Trust of Richmond, Virginia, and established the SPF division of Centennial Bank to build out a lending platform focusing on commercial and consumer marine loans. In 2020, we acquired LH-Finance, the marine lending division of People's United Bank, N.A. of Bridgeport, Connecticut, and consolidated LH-Finance and its loan portfolio with our SPF division. The SPF division operates out of loan production offices in Chesapeake, Virginia and Baltimore, Maryland. In 2022, we completed our largest acquisition to-date and first in the state of Texas with the acquisition of Happy Bancshares, Inc. and its bank subsidiary, Happy State Bank, headquartered in Amarillo, Texas, on April 1, 2022.

Acquisitions

We believe many individuals and businesses prefer banking with a locally managed community bank capable of providing flexibility and quick decisions. The execution of our community banking strategy has allowed us to rapidly build our network of banking operations through acquisitions. The following summary provides additional details concerning our acquisitions during the previous five fiscal years.

LH-Finance – On February 29, 2020, the Company completed the acquisition of LH-Finance, the marine lending division of People's United Bank, N.A., for a cash purchase price of approximately $421.2 million. Like SPF, LH-Finance provides direct consumer financing for United States Coast Guard ("USCG") registered high-end sail and power boats, as well as inventory floor plan lines of credit to marine dealers, primarily those selling USCG documented vessels.

Including the purchase accounting adjustments, as of the acquisition date, LH-Finance had approximately $409.1 million in total assets, including $407.4 million in total loans, which resulted in goodwill of $14.6 million being recorded.

The acquired portfolio of loans is housed in our SPF division. The SPF division is responsible for servicing the acquired loan portfolio and originating new loan production. In connection with this acquisition, we opened a new loan production office in Baltimore, Maryland.

LendingClub Bank Marine Portfolio – On February 4, 2022, the Company completed the purchase of the performing marine loan portfolio of Utah-based LendingClub Bank ("LendingClub"). Under the terms of the purchase agreement with LendingClub, the Company acquired approximately $242.2 million of yacht loans. This portfolio of loans is housed within the Company's SPF division, which is responsible for servicing the acquired loan portfolio and originating new loan production.

Happy Bancshares, Inc. – On April 1, 2022, the Company completed the acquisition of Happy Bancshares, Inc. ("Happy"), and merged Happy State Bank into Centennial Bank. The Company issued approximately 42.4 million shares of its common stock valued at approximately $958.8 million as of April 1, 2022. In addition, the holders of certain Happy stock-based awards received approximately $3.7 million in cash in cancellation of such awards, for a total transaction value of approximately $962.5 million.

Including the purchase accounting adjustments, as of the acquisition date, Happy had approximately $6.69 billion in total assets, $3.65 billion in loans and $5.86 billion in customer deposits. Happy formerly operated its banking business from 62 locations in Texas.

For an additional discussion regarding the acquisition of LendingClub's Marine Portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report on Form 10-K for the year ended December 31, 2023. For additional discussions regarding the acquisition of Happy, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 "Business Combinations" in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for the year ended December 31, 2023.

Our Management Team

The following table sets forth, as of December 31, 2023, information concerning the individuals who are our executive officers.

Name	Age	Positions Held with Home BancShares, Inc.	Positions Held with Centennial Bank
John W. Allison	77	Chairman of the Board, Chief Executive Officer and President	Director
Brian S. Davis	58	Chief Financial Officer, Treasurer and Director	Chief Financial Officer, Treasurer and Director
Jennifer C. Floyd	49	Chief Accounting Officer	Chief Accounting Officer
Kevin D. Hester	60	Chief Lending Officer	Chief Lending Officer and Director
J. Stephen Tipton	42	Chief Operating Officer	Chief Operating Officer
Tracy M. French	62	Director and Executive Officer	Chairman of the Board, Chief Executive Officer and President
Donna J. Townsell	53	Senior Executive Vice President, Director of Investor Relations and Director	Senior Executive Vice President and Director
Russell D. Carter, III	48	Executive Officer	Regional President

Our Growth Strategy

Our goals are to achieve growth in earnings per share and to create and build stockholder value. Our growth strategy entails the following:

- *Strategic acquisitions* – Strategic acquisitions (both FDIC-assisted and non-FDIC-assisted) have been a significant component of our historical growth strategy, and we believe properly priced bank acquisitions can continue to be a large part of our growth strategy. We completed the acquisition of Happy Bancshares, Inc. headquartered in Amarillo, Texas, during the second quarter of 2022. Our principal acquisition focus in the near term will be to continue to expand our presence in Texas, Arkansas, Florida and Alabama and into other contiguous markets, although we may seek to expand into other areas if attractive financial opportunities in other market areas arise. We will continue to evaluate potential bank acquisition opportunities to determine whether they are in the best interests of our Company. Our goals in making these decisions are to maximize the return to our shareholders and to enhance our franchise.

- *Organic growth* – We believe our current branch network provides us with the capacity to grow within our existing market areas. We also believe we are well positioned to attract new business and additional experienced personnel as a result of ongoing changes in our competitive markets. We believe the markets we entered into as a result of historical acquisitions provide us opportunities for organic growth as we now have a presence in several large markets where our market share has not previously been significant. Through our Centennial CFG franchise, we operate a national lending platform that focuses on commercial real estate plus commercial and industrial loans. Additionally, through our SPF division, we operate a lending platform focusing on commercial and consumer marine loans. As opportunities arise, we will evaluate new (commonly referred to as *de novo*) branches in our current markets and in other attractive market areas. We did not open any *de novo* branch locations in 2023. However, we will continue to evaluate *de novo* opportunities during 2024 and make decisions on a case-by-case basis in the best interest of the shareholders.

Community Banking Philosophy

Our community banking philosophy consists of four basic principles:

- manage our community banking franchise with experienced bankers and community bank boards who are empowered to make customer-related decisions quickly;

- provide exceptional service and develop strong customer relationships;

- pursue the business relationships of our local boards of directors, executive officers, stockholders, and customers to actively promote our community bank; and

- maintain our commitment to the communities we serve by supporting civic and nonprofit organizations.

These principles, which make up our community banking philosophy, are the driving force for our business. As we streamlined our legacy business into an efficient banking network and have integrated new acquisitions, we have preserved lending authority with local management in most cases by using local loan committees that maintain an integral connection to the communities we serve. These committees are empowered with lending authority of up to $6.0 million in their respective geographic areas. This allows us to capitalize on the strong relationships that these individuals and our local bank officers have in their respective communities to maintain and grow our business. Through experienced and empowered local bankers and board members, we are committed to maintaining a community banking experience for our customers.

Operating Goals

Our operating goals focus on maintaining strong credit quality, increasing profitability, finding experienced bankers, and maintaining a "fortress" balance sheet:

- *Maintain strong credit quality* – Credit quality is our first priority. We employ a set of credit standards designed to ensure the proper management of credit risk. Our management team plays an active role in monitoring compliance with these credit standards in the different communities served by Centennial Bank. We have a centralized loan review process, which we believe enables us to take prompt action on potential problem loans. We have historically taken an aggressive approach to resolving problem loans, including those problem loans acquired in our FDIC-assisted and non-FDIC-assisted acquisitions. We are committed to maintaining high credit quality standards.

- *Continue to improve profitability* – We will continue to strive to improve our profitability and achieve high performance ratios as we continue to utilize the available capacity of branches and employees. We believe our profitability is significantly tied to our focus on our efficiency ratio, and we pride ourselves on operating in a highly efficient manner. To achieve further improvements in operating efficiency, we will continue to focus on increasing revenue from organic loan growth, achieving cost savings from any acquisitions, developing and implementing new efficiency initiatives, further streamlining the processes in our lending and retail operations and improving our purchasing power.

- *Attract and motivate experienced bankers* – We believe a major factor in our success has been our ability to attract and motivate bankers who have experience in and knowledge of their local communities. Historically, our hiring and retaining experienced relationship bankers has been integral to our ability to grow quickly when entering new markets.

- *Maintain a "fortress" balance sheet* – We intend to maintain a strong balance sheet through a focus on four key governing principles: (1) maintain solid asset quality; (2) remain well-capitalized; (3) pursue high performance metrics including return on tangible equity (ROTE), return on assets (ROA), efficiency ratio and net interest margin; and (4) retain liquidity at the bank holding company level that can be utilized should attractive acquisition opportunities be identified or for internal capital needs. We strive to maintain capital levels above the regulatory capital requirements through our focus on these governing principles, which historically has allowed us to take advantage of acquisition opportunities as they become available without the need for additional capital.

Our Market Areas

As of December 31, 2023, we conducted business principally through 76 branches in Arkansas, 78 branches in Florida, 63 branches in Texas, five branches in Alabama and one branch in New York City. Our branch footprint includes markets in which we are the deposit market share leader as well as markets where we believe we have opportunities for deposit market share growth. As of December 31, 2023, we also operate loan production offices in Los Angeles, California; Miami, Florida and Dallas, Texas through our Centennial CFG division and in Chesapeake, Virginia and Baltimore, Maryland through our SPF division.

Lending Activities

We originate loans primarily secured by single and multi-family real estate, residential construction and commercial buildings. In addition, we make loans to small and medium-sized commercial businesses as well as to consumers for a variety of purposes.

Our loan portfolio as of December 31, 2023, was comprised as follows:

	Total Loans Receivable	Percentage of portfolio
	(Dollars in thousands)	
Real estate:		
Commercial real estate loans		
Non-farm/non-residential	$ 5,549,954	38.5 %
Construction/land development	2,293,047	15.9
Agricultural	325,156	2.3
Residential real estate loans		
Residential 1-4 family	1,844,260	12.8
Multifamily residential	435,736	3.0
Total real estate	10,448,153	72.5
Consumer	1,153,690	8.0
Commercial and industrial	2,324,991	16.1
Agricultural	307,327	2.1
Other	190,567	1.3
Total	$ 14,424,728	100.0 %

Real Estate – Non-farm/Non-residential. Non-farm/non-residential real estate loans consist primarily of loans secured by income-producing properties, such as shopping/retail centers, hotel/motel properties, office buildings, and industrial/warehouse properties. Commercial lending on income-producing properties typically involves higher loan principal amounts, and the repayment of these loans is dependent, in large part, on sufficient income from the properties collateralizing the loans to cover operating expenses and debt service. This category of loans also includes specialized properties such as churches, marinas, and nursing homes. Additionally, we make commercial mortgage loans to entities to operate in these types of properties, and the repayment of these loans is dependent, in large part, on the cash flow generated by these entities in the operations of the business. Often, a secondary source of repayment will include the sale of the subject collateral. When this is the case, it is generally our practice to obtain an independent appraisal of this collateral within the Interagency Appraisal and Evaluation Guidelines.

Real Estate – Construction/Land Development. This category of loans includes loans to residential and commercial developers to purchase raw land and to develop this land into residential and commercial land developments. In addition, this category includes construction loans for all of the types of real estate loans, including both commercial and residential. These loans are generally secured by a first lien on the real estate being purchased or developed. Often, the primary source of repayment will be the sale of the subject collateral. When this is the case, it is generally our practice to obtain an independent appraisal of this collateral within the Interagency Appraisal and Evaluation Guidelines.

Real Estate – Residential. Our residential mortgage loan program primarily originates loans to individuals for the purchase of residential property. We generally do not retain long-term, fixed-rate residential real estate loans in our portfolio due to interest rate and collateral risks. Residential mortgage loans to individuals retained in our loan portfolio primarily consisted of approximately 50.1% owner occupied 1-4 family properties and approximately 40.9% non-owner occupied 1-4 family properties (rental) as of December 31, 2023 with the remaining 9.0% relating to condos and mobile homes. The primary source of repayment for these loans is generally the income and/or assets of the individual to whom the loan is made. Often, a secondary source of repayment will include the sale of the subject collateral. When this is the case, it is generally our practice to obtain an independent appraisal of this collateral within the Interagency Appraisal and Evaluation Guidelines.

Consumer. While our focus is on service to small and medium-sized businesses, we also make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans originated by our bank, the primary portion of which consists of loans to finance USCG registered high-end sail and power boats through our SPF division. The primary source of repayment for these loans is generally the income and/or assets of the individual to whom the loan is made. The performance of consumer loans will be affected by the local and regional economies as well as the rates of personal bankruptcies, job loss, divorce and other individual-specific characteristics. When secured, we may independently assess the value of the collateral using a third-party valuation source.

Commercial and Industrial. Our commercial and industrial loan portfolio primarily consisted of 7.3% unsecured loans, 32.3% inventory/accounts receivable financing, 8.7% equipment/vehicle financing and 51.7% other, including letters of credit at less than 1%, as of December 31, 2023. This category includes loans to smaller business ventures, credit lines for working capital and short-term inventory financing, for example. These loans are typically secured by the assets of the business and are supplemented by personal guaranties of the principals and often mortgages on the principals' primary residences. The primary source of repayment may be conversion of the assets into cash flow, as in inventory and accounts receivable, or may be cash flow generated by operations, as in equipment/vehicle financing. Assessing the value of inventory can involve many factors including, but not limited to, type, age, condition, level of conversion and marketability, and can involve applying a discount factor or obtaining an independent valuation, based on the assessment of the above factors. Assessing the value of accounts receivable can involve many factors including, but not limited to, concentration, aging, and industry, and can involve applying a discount factor or obtaining an independent valuation, based on the assessment of the above factors. Assessing the value of equipment/vehicles may involve a third-party valuation source, where applicable.

Agricultural Loans. Agricultural loans include loans for financing agricultural production, including loans to businesses or individuals engaged in the production of timber, poultry, livestock or crops and are not categorized as part of real estate loans. Our agricultural loans are generally secured by farm machinery, livestock, crops, vehicles or other agricultural-related collateral. A portion of our portfolio of agricultural loans is comprised of loans to individuals which would normally be characterized as consumer loans except for the fact that the individual borrowers are primarily engaged in the production of timber, poultry, livestock or crops.

Credit Risks. The principal economic risk associated with each category of the loans that we make is the creditworthiness of the borrower and the ability of the borrower to repay the loan. General economic conditions and the strength of the services and retail market segments affect borrower creditworthiness. General factors affecting a commercial borrower's ability to repay include interest rates, inflation and the demand for the commercial borrower's products and services as well as other factors affecting a borrower's customers, suppliers and employees.

Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates, and in the case of commercial borrowers, the quality of the borrower's management. Consumer loan repayments depend upon the borrower's financial stability and are more likely to be adversely affected by divorce, job loss, illness and other personal hardships.

Lending Policies. We have established common loan documentation procedures and policies, based on the type of loan, for our bank subsidiary. The board of directors periodically reviews these policies for validity. In addition, it has been and will continue to be our practice to attempt to independently verify information provided by our borrowers, including assets and income. We have not made loans similar to those commonly referred to as "no doc" or "stated income" loans. We focus on the primary and secondary methods of repayment and prepare global cash flows where appropriate. There are legal restrictions on the dollar amount of loans available for each lending relationship. The Arkansas Banking Code provides that no loan relationship may exceed 20% of a bank's risk-based capital, and we are in compliance with this restriction. In addition, we are not dependent upon any single lending relationship for an amount exceeding 10% of our revenues. As of December 31, 2023, the maximum amount outstanding to a single borrower was $232.7 million. As primarily a community lender, we believe from time to time it is in our best interest to agree to modifications or restructurings. These modifications/restructurings can take the form of a reduction in interest rate, a move to interest-only from principal and interest payments, or a lengthening in the amortization period or any combination thereof. Occasionally, we will modify/restructure a single loan by splitting it into two loans following the interagency guidance involving the workout of commercial real estate loans. The loan representing the portion that is supported by the current cash flow of the borrower or project will remain on our books, while the new loan representing the portion that cannot be serviced by the current cash flow is charged-off. Furthermore, we may make an additional loan or loans to a borrower or related interest of a borrower who is past due more than 90 days. These circumstances will be very limited in nature, and when approved by the appropriate lending authority, will likely involve obtaining additional collateral that will improve the collectability of the overall relationship. It is our belief that judicious usage of these tools can improve the quality of our loan portfolio by providing our borrowers an improved probability of survival during difficult economic times.

Loan Approval Procedures. Our bank subsidiary has supplemented our common loan policies to establish its loan approval procedures as follows:

- *Individual Authorities.* The board of directors of Centennial Bank establishes the authorization levels for individual loan officers on a case-by-case basis. Generally, the more experienced a loan officer, the higher the authorization level. The approval authority for individual loan officers ranges from $5,000 to $3.0 million for secured loans and from $1,000 to $3.0 million for unsecured loans.

- *Officers' Loan Committees.* Our bank subsidiary also gives its Officers' Loan Committees loan approval authority. Credits in excess of individual loan limits are submitted to the region's Officers' Loan Committee. The Officers' Loan Committee consists of members of the senior management team of that region and is chaired by that region's chief lending officer. The regional Officers' Loan Committees have approval authority of up to $2.0 million secured on all loans and $100,000 unsecured on loan renewals.

- *Directors' Loan Committee.* Our bank subsidiary has Directors' Loan Committees ("DLCs") throughout our market areas consisting of outside directors and senior lenders of the respective market areas. Generally, each DLC requires a majority of outside directors be present to establish a quorum. Generally, this committee is chaired either by the Division Chief Lending Officer or the Regional President. The regional DLCs have approval authority up to $6.0 million secured and $500,000 unsecured.

- *Executive Loan Committee* – The board of directors of Centennial Bank established the Executive Loan Committee consisting of outside board members and members of executive management. This committee requires five voting members to establish a quorum, including at least two of the outside board members, and is chaired by the Chief Lending Officer of the bank. The Executive Loan Committee has approval authority up to the Bank's legal lending limit, subject to exception approval by the full Board for single loans over $100 million or relationships over $200 million. In addition, any relationship above $40 million must have the specific approval of two of the following: the Chairman, the Vice Chairman or our director Richard H. Ashley.

Currently, our board of directors has established an in-house consolidated lending limit of $40.0 million to any one borrowing relationship without obtaining the approval of two of the following: the Chairman, Vice Chairman or our director Richard H. Ashley. We have 79 separate relationships that exceed this in-house limit.

Deposits and Other Sources of Funds

Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and small businesses, and municipalities in our market areas. We believe that the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. Additionally, our policy also permits the acceptance of brokered deposits. Secondary sources of funding include advances from the Federal Home Loan Bank of Dallas, the Federal Reserve Bank Discount Window, Federal Reserve Bank Term Funding Program ("BTFP") and other borrowings. These secondary sources enable us to borrow funds at rates and terms which, at times, are more beneficial to us.

Other Banking Services

Given customer demand for increased convenience and account access, we offer a range of products and services, including 24-hour internet banking, mobile banking and voice response information, cash management, overdraft protection, direct deposit, safe deposit boxes, United States savings bonds and automatic account transfers. We earn fees for most of these services. We also receive ATM transaction fees from transactions performed by our customers participating in a shared network of automated teller machines and a debit card system that our customers can use throughout the United States, as well as in other countries.

Trust and Investment Services

Through Centennial Bank and its trust operating subsidiary, GoldStar Trust Company, we provide trust, wealth management and custodial services to customers throughout our footprint from offices in Arkansas and Texas. We had approximately $5.23 billion of assets under management and custody as of December 31, 2023. The bank offers a wide variety of trust and estate planning products and services including serving as trustee for personal trusts, testamentary trusts, life insurance trusts, special needs trusts, charitable trusts, 401(k) retirement plans, profit sharing plans and pension plans. In addition the bank offers administrative services such as estate administration and settlement, guardianship and conservator administration, investment management, farm and property management, section 1031 like-kind exchanges and Coverdell Education Savings Accounts. The bank also offers managed and self-directed IRAs. Centennial Bank also contracts with Ameriprise Financial Services, LLC ("Ameriprise"), a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to customers through associates who are employed by both Centennial Bank and Ameriprise.

GoldStar Trust Company is a limited services trust company with a focus on providing alternative asset custodial services for assets not generally held by traditional brokerage and investment firms. Other products and services provided include trustee services, escrow and paying agent services. All accounts under management of GoldStar Trust Company are self-directed accounts in which the investment instruction is provided by the end client or their third party financial advisor.

Insurance

Centennial Insurance Agency, Inc. is an independent insurance agency, originally founded in 1959 and purchased by Centennial Bank in 2000. Centennial Insurance Agency writes policies for commercial and personal lines of business including insurance for property, casualty, life, health and employee benefits. It is subject to regulation by the Arkansas Insurance Department. The offices of Centennial Insurance Agency are currently located in Jacksonville, Cabot and Conway, Arkansas.

Cook Insurance Agency, Inc. is an independent insurance agency, originally founded in 1913 and acquired by Centennial Bank in 2010 during our FDIC-assisted acquisition of Gulf State Community Bank. Cook Insurance Agency writes policies for commercial and personal lines of business including life insurance. It is subject to regulation by the Florida Insurance Department. The offices of Cook Insurance Agency are located in Apalachicola and Crawfordville, Florida.

Competition

As of December 31, 2023, we conducted business through 223 branch locations in our primary market areas of Pulaski, Faulkner, Craighead, Lonoke, Pope, Washington, White, Benton, Greene, Sebastian, Cleburne, Independence, Stone, Baxter, Clay, Conway, Crawford, Johnson, Saline, Sharp and Yell counties in Arkansas; Broward, Monroe, Hillsborough, Leon, Sarasota, Bay, Franklin, Palm Beach, Gulf, Charlotte, Collier, Escambia, Orange, Osceola, Pasco, Pinellas, Polk, Walton, Miami-Dade, Lee, Calhoun, Gadsden, Hernando, Liberty, Okaloosa, Santa Rosa, Seminole, Wakulla and Manatee counties in Florida; Bailey; Briscoe; Carson; Castro; Collin; Comal; Dallam; Dallas; Deaf Smith; Floyd; Garza; Gillespie; Gray; Hale; Hall; Hemphill; Hutchinson; Kendall; Kerr; Lamb; Lipscomb; Lubbock; Lynn; Moore; Motley; Potter; Randall; Sherman; Swisher; Tarrant; Taylor; Travis; Wheeler and Williamson counties in Texas; Baldwin County in Alabama; and New York County in New York. Many other commercial banks, savings institutions and credit unions have offices in our primary market areas. These institutions include many of the largest banks operating in these respective states, including some of the largest banks in the country. Many of our competitors serve the same counties we do. Our competitors often have greater resources, have broader geographic markets, have higher lending limits, offer various services that we may not currently offer and may better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as having greater personal service, consistency, and flexibility and the ability to make credit and other business decisions quickly.

Human Capital Resources

General. Our community banking philosophy relies heavily on the personal relationships and the quality of service provided by employees. We rely on experienced bankers and community bank boards who are empowered to make customer-related decisions quickly. Experienced and empowered local bankers and board members facilitate our commitment to provide exceptional service and develop strong customer relationships. At the local level, we have preserved lending authority by using local loan committees that maintain an integral connection to the communities we serve, which allows us to capitalize on the strong relationships that these individuals and our local bank officers have in their respective communities to maintain and grow our business. Accordingly, we aim to attract, develop and retain employees who can drive financial and strategic growth objectives and build long-term shareholder value while executing our community banking philosophy.

On December 31, 2023, we had 2,819 full-time equivalent employees. Except for any additional employees acquired in future acquisitions, we expect that our 2024 staffing levels will be lower than those at year end 2023 as a reflection of the efforts taken during the fourth quarter of 2023. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

In managing the Company's business, management focuses on various human capital measures and objectives designed to address the development, attraction and retention of personnel. These include competitive compensation and benefits, paid time off, an employee retirement plan, bonus and other incentive compensation plans, modern equipment and support, leadership development and professional development as well as those benefits described below.

Diversity and Inclusion. We seek to recognize the unique contribution each individual brings to the Company, and we understand the associated value that comes with a diverse workforce. We strive to offer an inclusive environment where employees from all backgrounds can succeed. As of December 31, 2023, 69% of our employees were women and 27% of our employees identify as a person of color. Further, as of December 31, 2023, 62% of the Company's leadership positions were held by women.

Employee Safety and Health. The health and well-being of our employees is a priority for our business. Our full-time officers and employees are provided hospitalization and major medical insurance. We pay a substantial part of the premiums for these coverages. We also provide other basic insurance coverage including dental, life, and long-term disability insurance.

Although our offices have generally returned to a normal working environment following the COVID-19 pandemic, we continue to support working remotely for those employees who have a need to telework for health reasons and in certain other circumstances. We also stand ready to re-implement COVID-19 safety protocols should circumstances dictate due a future outbreak of the virus or another public health crisis.

SUPERVISION AND REGULATION

General

We and our bank subsidiary are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of our company and its operations. These laws generally are intended to protect depositors, the deposit insurance fund of the Federal Deposit Insurance Corporation ("FDIC") and the banking system as a whole, and not shareholders.

The following discussion describes significant elements of the regulatory framework that applies to us. This description is a summary, does not purport to be complete, and is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to us and our subsidiaries could have a material effect on our business, financial condition and results of operations. Because our bank subsidiary's total assets exceed $10 billion, it is subject to additional supervision and regulation, including by the Consumer Financial Protection Bureau ("CFPB"), with such additional supervision and regulation discussed throughout this section.

Home BancShares

We are a bank holding company registered under the federal Bank Holding Company Act of 1956 (the "Bank Holding Company Act"), and we and our subsidiaries are subject to supervision, regulation and examination by the Federal Reserve Board. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Bank Holding Company Act provides generally for "umbrella" regulation of bank holding companies by the Federal Reserve Board and functional regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators.

Dodd Frank and the EGRRCPA. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") made extensive changes in the regulation of financial institutions and their holding companies. The Dodd-Frank Act contains a comprehensive set of provisions designed to govern the practices and oversight of financial institutions and other participants in the financial markets. The Economic Growth, Regulatory Relief, and Consumer Protection Act (the "EGRRCPA"), signed into law in May 2018, made certain limited amendments to the Dodd-Frank Act, as well as certain targeted modifications to other post-financial crisis regulations. Some of the Dodd-Frank Act and EGRRCPA provisions are described in more detail below.

Permitted Activities. A bank holding company is generally permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

• banking or managing or controlling banks; and

• any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include but are not limited to: factoring accounts receivable; making, acquiring, brokering or servicing loans and usual related activities; leasing personal or real property; operating a non-bank depository institution, such as a savings association; trust company functions; financial and investment advisory activities; conducting securities brokerage activities; underwriting and dealing in government obligations and money market instruments; providing specified management consulting and counseling activities; performing selected data processing services and support services; acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and performing selected insurance underwriting activities.

Support of Subsidiary Institutions. Under the Dodd-Frank Act, we are required to act as a source of financial strength for our bank subsidiary and to commit resources to support the bank. The Dodd-Frank Act gives the Federal Reserve the authority to require us to make capital injections into our bank subsidiary and to charge us with engaging in unsafe and unsound practices if we fail to commit resources to our bank subsidiary or if we undertake actions that the Federal Reserve believes might jeopardize our ability to commit resources to the bank. As a result, an obligation to support our bank subsidiary may be required at times when, without this requirement, we might not be inclined to provide it.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board's Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. Additionally, the Federal Reserve Board requires prior approval of any redemption or repurchase of preferred stock or subordinated debt. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices, or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as approximately $2 million for each day the activity continues.

Annual Reporting; Examinations. We are required to file annual reports with the Federal Reserve Board, and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may examine a bank holding company or any of its subsidiaries and charge the company for the cost of such examination.

Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies having $500 million or more in assets on a consolidated basis. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base.

The current risk-based capital requirements applicable to all depository institutions and bank holding companies with total consolidated assets of $500 million or more and savings and loan holding companies (collectively, "banking organizations"), and the method for calculating risk-weighted assets, are based on agreements reached by the Basel Committee on Banking Supervision in "Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems" ("Basel III") and certain provisions of the Dodd-Frank Act, as modified by certain capital simplification rules adopted by the Federal Reserve Board and other federal bank regulatory agencies in 2019. The final rule adopted by the Federal Reserve Board and other federal bank regulatory agencies in 2013 based on Basel III (the "Basel III final rule") requires us to maintain minimum capital ratios with respect to common equity Tier 1 ("CET1") capital, Tier 1 capital and total capital (Tier 1 capital plus Tier 2 capital), each as compared to our risk-weighted assets, as well as a "leverage ratio" calculated as the ratio of Tier 1 capital to average consolidated assets as reported on consolidated financial statements. The Basel III final rule also limits a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" of 2.5% of CET1 capital to risk-weighted assets, which is in addition to the amount necessary to meet its minimum risk-based capital requirements.

The required minimum capital and leverage ratios under the Basel III capital adequacy requirements in effect as of December 31, 2023, including the required capital conservation buffer, consist of CET1 capital of 7.0% (4.5% plus the required 2.5% capital conservation buffer), Tier 1 risk-based capital of 8.5% (6.0% plus the required 2.5% capital conservation buffer), total risk-based capital of 10.5% (8.0% plus the required 2.5% capital conservation buffer) and a leverage ratio of 4.0%. As of December 31, 2023, our capital conservation buffer was 8.15%, and our CET1 capital, Tier 1 risk-based capital, total risk-based capital and leverage ratios were 14.15%, 14.15%, 17.79% and 12.44%, respectively.

The Basel III final rule adopted in 2013 permanently grandfathered trust preferred securities and other non-qualifying capital instruments that were issued and outstanding as of May 19, 2010 in the Tier 1 capital of bank holding companies with total consolidated assets of less than $15 billion as of December 31, 2009. The rule phased out of Tier 1 capital these non-qualifying capital instruments issued before May 19, 2010 by all other bank holding companies. Because our total consolidated assets were less than $15 billion as of December 31, 2009, our outstanding trust preferred securities continued to be treated as Tier 1 capital until the completion of our acquisition of Happy Bancshares on April 1, 2022, after which those securities were treated as Tier 2 capital. During the second and third quarters of 2022, the Company redeemed, without penalty, all of its outstanding trust preferred securities. As a result, the Company no longer holds any trust preferred securities.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions, substantially above the minimum supervisory levels, without significant reliance on intangible assets.

The Dodd-Frank Act includes certain provisions concerning the capital regulations of the federal banking agencies. These provisions, often referred to as the "Collins Amendment," are intended to subject bank holding companies to the same capital requirements as their bank subsidiaries and to eliminate or significantly reduce the use of hybrid capital instruments, especially trust preferred securities, as regulatory capital. The Collins Amendment requires banking regulators to develop regulations setting minimum risk-based and leverage capital requirements for holding companies and banks on a consolidated basis that are no less stringent than the generally applicable requirements in effect for depository institutions under the prompt corrective action regulations discussed below. The banking regulators also must seek to make capital standards countercyclical so that the required levels of capital increase in times of economic expansion and decrease in times of economic contraction.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 or "FDICIA" establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

The Basel III final rule amended the prompt corrective action rules to incorporate a CET1 capital requirement and to raise the capital requirements for certain capital categories. In order to be adequately capitalized for purposes of the prompt corrective action rules, a banking organization is required to have at least an 8% total risk-based capital ratio, a 6% Tier 1 risk-based capital ratio, a CET1 4.5% risk-based capital ratio and a 4% Tier 1 leverage ratio. To be well-capitalized, a banking organization is required to have at least a 10% total risk-based capital ratio, an 8% Tier 1 risk-based capital ratio, a 6.5% CET1 risk-based capital ratio and a 5% Tier 1 leverage ratio. As of December 31, 2023, we met all capital adequacy requirements and our bank subsidiary is considered well-capitalized for regulatory purposes.

Liquidity Requirements. The Basel III liquidity framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests. One test, referred to as the liquidity coverage ratio ("LCR"), is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity's expected net cash outflow for a 30-day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario. The other test, referred to as the net stable funding ratio ("NSFR"), is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. These requirements are expected to incent banking entities to increase their holdings of U.S. Treasury securities and other sovereign debt as a component of assets and increase the use of long-term debt as a funding source. Rules applicable to certain large banking organizations have been implemented for LCR and for NSFR; however, based on our asset size, these rules do not currently apply to us or our bank subsidiary.

Stress Testing. Pursuant to the Dodd-Frank Act, in October 2012, the Federal Reserve Board published its final rules regarding company-run stress testing. The rules required institutions with average total consolidated assets greater than $10 billion, such as the Company and our bank subsidiary, to conduct an annual company-run stress test of capital and consolidated earnings and losses under one base and at least two stress scenarios provided by bank regulatory agencies. The EGRRCPA raised the asset thresholds for Dodd-Frank Act company-run stress testing, liquidity coverage and living will requirements for bank holding companies to $250 billion, subject to the ability of the Fed to apply such requirements to institutions with assets of $100 billion or more to address financial stability risks or safety and soundness concerns. On July 6, 2018, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency (the "OCC") issued a joint interagency statement regarding the impact of the EGRRCPA. As a result of this statement and the EGRRCPA, we and our bank subsidiary are no longer subject to Dodd-Frank Act stress testing requirements. Notwithstanding these amendments to the stress testing requirements, the federal banking agencies indicated through interagency guidance that the capital planning and risk management practices of institutions with total assets less than $100 billion would continue to be reviewed through the regular supervisory process. We will continue to monitor our capital consistent with the safety and soundness expectations of the federal regulators.

Risk Management. Regulation YY initially required publicly-traded bank holding companies with $10 billion or more in total assets to establish a risk committee responsible for oversight of enterprise-wide risk management practices. The committee must be chaired by an independent director and include at least one risk management expert with experience in managing risk exposures of large, complex firms. As a result of our total assets exceeding $10 billion, we established a risk committee meeting these requirements. However, in 2018 the EGRRCPA increased the asset threshold for mandatory risk committees from $10 billion to $50 billion in total assets. While we are no longer required to maintain a risk committee, we currently continue to utilize our risk committee to oversee our enterprise-wide risk management practices.

Regulation YY also requires us, as a publicly-traded bank holding company with $10 billion or more in total consolidated assets, to have a global risk management framework commensurate with their structure, risk profile, complexity, activities, and size. The risk management framework must include risk management policies and procedures, as well as processes and controls to implement them. Accordingly, we have adopted a compliant risk management framework.

Payment of Dividends. We are a legal entity separate and distinct from our bank subsidiary and other affiliated entities. The principal sources of our cash flow, including cash flow to pay dividends to our shareholders, are dividends that our bank subsidiary pays to us as its sole shareholder. Statutory and regulatory limitations apply to the dividends that our bank subsidiary can pay to us, as well as to the dividends we can pay to our shareholders.

Under Federal Reserve Board policy, a bank holding company should serve as a source of strength to its subsidiary bank and should not pay cash dividends to its shareholders at a level that places undue pressure on the capital of its bank subsidiary or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company's ability to serve as such a source of strength. Our ability to pay dividends is also subject to the provisions of Arkansas law.

There are certain state-law limitations on the payment of dividends by our bank subsidiary. Centennial Bank, which is subject to Arkansas banking laws, may not declare or pay a dividend of 75% or more of the net profits of such bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year without the prior approval of the Arkansas State Bank Commissioner (the "Bank Commissioner"). Members of the Federal Reserve System must also comply with the dividend restrictions with which a national bank would be required to comply. Among other things, these restrictions require that if losses have at any time been sustained by a bank equal to or exceeding its undivided profits then on hand, no dividend may be paid. Although we have historically paid quarterly dividends on our common stock, there can be no assurances that we will be able to pay dividends in the future under the applicable regulatory limitations.

The payment of dividends by us, or by our bank subsidiary, may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under FDICIA, as discussed below, a depository institution may not pay any dividend if payment would result in the depository institution being undercapitalized.

Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board's prior approval before:

- acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;

- acquiring all or substantially all of the assets of any bank; or

- merging or consolidating with any other bank holding company.

Under the Bank Holding Company Act, if well-capitalized and well managed, we, as well as other bank holding companies located within the states in which we operate, may purchase a bank located outside of those states. Conversely, a well-capitalized and well managed bank holding company located outside of the states in which we operate may purchase a bank located inside those states. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider, among other things, the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served and various competitive factors.

Subsidiary Bank

General. Our bank subsidiary, Centennial Bank, is chartered as an Arkansas state bank and is a member of the Federal Reserve System, making it primarily subject to regulation and supervision by both the Federal Reserve Board and the Arkansas State Bank Department. In addition, our bank subsidiary is subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that they may charge, and limitations on the types of investments they may make and on the types of services they may offer. Various consumer laws and regulations also affect the operations of our bank subsidiary. Further, because our bank subsidiary has total assets of over $10 billion, it is subject to supervision and regulation by the CFPB, which is responsible for implementing, examining and enforcing compliance with federal consumer protection laws.

Deposit Insurance and Assessments. Centennial Bank's deposit accounts are insured up to applicable limits by the FDIC's Deposit Insurance Fund ("DIF"). The Dodd-Frank Act permanently increased the deposit coverage limit to $250,000 per depositor retroactive to January 1, 2008.

The FDIC imposes an assessment against institutions for deposit insurance. This assessment is based primarily on the risk category of the institution and certain risk adjustments specified by the FDIC, with riskier institutions paying higher assessments. Under the FDIC's risk-based assessment system, insured institutions with at least $10 billion in assets are assessed on the basis of a scoring system that combines the institution's regulatory ratings and certain financial measures. The scoring system assesses risk measures to produce two scores, a performance score and a loss severity score, that will be combined and converted to an initial assessment rate. The performance score measures an institution's financial performance and its ability to withstand stress. The loss severity score quantifies the relative magnitude of potential losses to the FDIC in the event of an institution's failure. Once the performance and loss severity scores are calculated, these scores will be converted to a total score. The FDIC has the authority to raise or lower assessment rates, subject to limits, and to impose special additional assessments.

In 2011, the FDIC approved a final rule implementing changes to the deposit insurance assessment system, as authorized by the Dodd-Frank Act, which, among other things, changed the assessment base for insured depository institutions from adjusted domestic deposits to the institution's average consolidated total assets during an assessment period less average tangible equity capital (Tier 1 capital) during that period. The rule revised the assessment rate schedule so that it ranged from 2.5 basis points for the least risky institutions to 45 basis points for the riskiest institutions. The rule also suspended indefinitely the requirement of the FDIC to pay dividends from the DIF when it reaches 1.5% of insured deposits. In October 2022, the FDIC adopted a final rule to increase the initial base deposit insurance assessment rate schedules uniformly by 2 basis points beginning with the first quarterly assessment period of 2023. The increased assessment is expected to improve the likelihood that the DIF reserve ratio would reach the statutory minimum of 1.35% by the deadline prescribed under the FDIC's amended restoration plan. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2 percent in order to support growth in the DIF in progressing toward the FDIC's long-term goal of a 2 percent reserve ratio. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2 percent, and again when it reaches 2.5 percent. Under the Federal Deposit Insurance Act, as amended, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Additionally, in November 2023, based on its systemic risk determination announced on March 12, 2023, the FDIC adopted a final rule to impose a special assessment at an annual rate of approximately 13.4 basis points on the bank's estimated uninsured deposits in excess of $5 billion to recover the loss to the DIF following the closures of Silicon Valley Bank and Signature Bank. This assessment is only imposed on banks with assets of $5 billion or more. During the fourth quarter of 2023, we recorded $13.0 million in FDIC special assessment expense in anticipation of this assessment. The special assessment will be imposed beginning with the first quarterly assessment period of 2024 for an anticipated total of eight quarterly assessment periods. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, impose an extended special assessment collection period after the initial eight-quarter collection period to collect the difference between losses and the amounts collected, and impose a one-time final shortfall special assessment after both receiverships terminate.

Community Reinvestment Act. The Community Reinvestment Act requires, in connection with examinations of financial institutions, that federal banking regulators evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank subsidiary. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements. Our bank subsidiary received a "satisfactory" CRA rating from the Federal Reserve Bank during its last exam as published in our bank's CRA Public Evaluation.

Capital Requirements. Our bank subsidiary is also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain adequate levels of capital in accordance with guidelines promulgated from time to time by applicable regulators. The regulating agencies consider a bank's capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of individual banks and the banking system. The Federal Reserve Bank monitors the capital adequacy of our bank subsidiary by using a combination of risk-based guidelines and leverage ratios.

The FDIC Improvement Act. FDICIA made a number of reforms addressing the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions, and improvement of accounting standards. This statute also limited deposit insurance coverage, implemented changes in consumer protection laws and provided for least-cost resolution and prompt regulatory action with regard to troubled institutions.

FDICIA requires every bank with total assets in excess of $500 million to have an annual independent audit made of the bank's financial statements by an independent public accountant to verify that the financial statements of the bank are presented fairly and in accordance with generally accepted accounting principles and comply with such other disclosure requirements as prescribed by the FDIC. FDICIA also places certain restrictions on activities of banks depending on their level of capital.

The capital classification of a bank affects the frequency of examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by such bank. Under FDICIA, the federal banking regulators are required to conduct a full-scope, on-site examination of every bank at least once every 12 months.

Brokered Deposits. Under FDICIA, banks may be restricted in their ability to accept brokered deposits, depending on their capital classification. "Well-capitalized" banks are permitted to accept brokered deposits, but banks that are not well-capitalized are not permitted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. The EGRRCPA, enacted in May 2018, provides that most reciprocal deposits are no longer treated as brokered deposits.

Federal Home Loan Bank System. The Federal Home Loan Bank ("FHLB") system, of which our bank subsidiary is a member, consists of regional FHLBs governed and regulated by the Federal Housing Finance Agency, or FHFA. The FHLBs serve as reserve or credit facilities for member institutions within their assigned regions. They are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system. They make loans (i.e., advances) to members in accordance with policies and procedures established by the FHLB and the boards of directors of each regional FHLB.

As a system member, our bank subsidiary is entitled to borrow from the FHLB of its region and is required to own a certain amount of capital stock in the FHLB. Our bank subsidiary is in compliance with the stock ownership rules with respect to such advances, commitments and letters of credit and home mortgage loans and similar obligations. All loans, advances and other extensions of credit made by the FHLB to our bank subsidiary are secured by a portion of its respective loan portfolio, certain other investments and the capital stock of the FHLB held by such bank.

Federal Reserve System. In January 2019, the Federal Open Market Committee announced its intention to implement monetary policy in an ample reserves regime. Reserve requirements do not play a significant role in this operating framework. In light of the shift to an ample reserves regime, the Federal Reserve reduced the reserve requirement ratios to zero percent effective on March 26, 2020. As a result, the Bank is no longer required to maintain required reserve balance with either the FRB or in the form of cash on hand.

Concentrated Commercial Real Estate Lending Regulations. The federal banking agencies, including the FDIC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (1) total reported loans for construction, land development and other land represent 100% or more of total capital or (2) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development and other land represent 300% or more of total capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner occupied loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Mortgage Banking Operations. Our bank subsidiary is subject to the rules and regulations of FHA, VA, FNMA, FHLMC and GNMA with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of mortgage-backed securities. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and, with respect to VA loans, fix maximum interest rates.

Consumer Financial Protection. Our bank subsidiary is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act and these laws' respective state-law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, restrict the bank's ability to raise interest rates and subject the bank to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which our bank subsidiary operates and civil money penalties. Failure to comply with consumer protection requirements may also result in our bank subsidiary's failure to obtain any required bank regulatory approval for merger or acquisition transactions the bank may wish to pursue or its prohibition from engaging in such transactions even if approval is not required.

The Dodd-Frank Act established the CFPB, which has supervisory authority over depository institutions with total assets of $10 billion or greater. The CFPB focuses its supervision and regulatory efforts on (1) risks to consumers and compliance with the federal consumer financial laws when it evaluates the policies and practices of a financial institution; (2) the markets in which firms operate and risks to consumers posed by activities in those markets; (3) depository institutions that offer a wide variety of consumer financial products and services; (4) certain depository institutions with a more specialized focus; and (5) non-depository companies that offer one or more consumer financial products or services.

The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit "unfair, deceptive or abusive" acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer's ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer's (1) lack of financial savvy, (2) inability to protect himself in the selection or use of consumer financial products or services or (3) reasonable reliance on a covered entity to act in the consumer's interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets, as well as their affiliates.

Loans to One Borrower. Our bank subsidiary generally may not make loans or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, up to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of December 31, 2023, our bank subsidiary was in compliance with the loans-to-one-borrower limitations.

Prohibitions Against Tying Arrangements. Under Regulation Y, our bank holding company and bank subsidiary are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Change in Control. Federal and state laws, including the Change in Bank Control Act, impose prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution or bank holding company. "Control" of a depository institution is generally defined where an investor is deemed to control a depository institution or other company if the investor owns or controls 25% or more of any class of voting securities.

Restrictions on Transactions with Affiliates. We and our bank subsidiary are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of transactions between the bank and its affiliates and requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to affiliates which are collateralized by the securities or obligations of the bank or its nonbanking affiliates. An affiliate of a bank is generally any company or entity that controls, is controlled by, or is under common control with the bank.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain other transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at that time for comparable transactions with or involving other non-affiliated persons.

Sections 22(g) and (h) of the Federal Reserve Act and its implementing regulation, Regulation O, also place restrictions on loans by a bank to executive officers, directors, and principal shareholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% shareholder of a bank and certain of their related interests, or insiders, and insiders of affiliates, may not exceed, together with all other outstanding loans to such person and related interests, the bank's loans-to-one-borrower limit. Section 22(h) also requires that loans to insiders and to insiders of affiliates be made on terms substantially the same as offered in comparable transactions to other persons, unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the bank and (ii) does not give preference to insiders over other employees of the bank. In addition, Section 22(h) requires prior board of director's approval for certain loans, and the aggregate amount of extensions of credit by a bank to all insiders cannot exceed the institution's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers.

Interchange Fees. Under the Durbin Amendment to the Dodd-Frank Act, the Federal Reserve Board adopted rules establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are "reasonable and proportional" to the costs incurred by issuers for processing such transactions. Interchange fees, or "swipe" fees, are charges that merchants pay to our bank subsidiary and other card-issuing banks for processing electronic payment transactions. Federal Reserve Board rules applicable to financial institutions that have assets of $10 billion or more provide that the maximum permissible interchange fee is equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions. A debit card issuer may also recover 1 cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. In addition, the Federal Reserve has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product.

The Volcker Rule. The Dodd-Frank Act prohibits banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds. The statutory provision, which has been implemented by rules adopted by federal regulators, is commonly called the "Volcker Rule." The Volcker Rule also requires covered banking entities, including us and our bank subsidiary, to implement certain compliance programs, and the complexity and rigor of such programs is determined based on the asset size and complexity of the business of the covered company. Since neither we nor our bank subsidiary engages in the types of trading or investing covered by the Volcker Rule, the Volcker Rule does not currently have any effect on our or our bank subsidiary's operations.

Privacy. Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. We and our subsidiary have established policies and procedures to assure our compliance with all privacy provisions of the Gramm-Leach-Bliley Act.

We are also subject to various regulatory guidance as updated from time to time and implemented by the Federal Financial Institutions Examinations Council (the "FFIEC"), an interagency body of the FDIC, the OCC, the Federal Reserve, the National Credit Union Administration and various state regulatory authorities. The FFIEC has provided guidance in areas such as data privacy, disaster recovery, information security, and third-party vendor management to identify potential risks related to our services that could adversely affect our customers. In addition, lawmakers, regulators and the public are increasingly focused on the use of personal information and efforts to strengthen data protection, information security and consumer and personal privacy. The law in these areas continues to develop, and we expect regulation in these areas to continue to increase.

Anti-Terrorism and Anti-Money Laundering Legislation. Our bank subsidiary is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"), the Bank Secrecy Act ("BSA") and rules and regulations of the Office of Foreign Assets Control (the "OFAC"). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships intended to guard against money laundering, terrorism financing and transactions with designated foreign countries, nationals and others on whom the United States has imposed economic sanctions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

As part of our bank subsidiary's anti-money laundering ("AML") program, we are required to designate a BSA officer, maintain a BSA/AML training program, maintain internal controls to effectuate the BSA/AML program, implement independent testing of the BSA/AML program, and comply with the Financial Crimes Enforcement Network's "Customer Due Diligence for Financial Institutions Rule" (the "CDD Rule"). The CDD Rule adds a new requirement for our bank subsidiary to identify and verify the identity of natural persons ("beneficial owners") of legal entity customers who own, control and profit from companies when those companies open accounts. The CDD Rule requires covered financial institutions to establish and maintain written policies and procedures that are reasonably designed to (1) identify and verify the identity of customers; (2) identify and verify the identity of the beneficial owners of companies opening accounts; (3) understand the nature and purpose of customer relationships to develop customer risk profiles; and (4) conduct ongoing monitoring to identify and report suspicious transactions and, on a risk basis, to maintain and update customer information. With respect to the new requirement to obtain beneficial ownership information, financial institutions will have to identify and verify the identity of any individuals who own 25 percent or more of a legal entity, and an individual who controls the legal entity.

Incentive Compensation. The Dodd-Frank Act requires the federal bank regulators and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities having at least $1 billion in total assets that encourage inappropriate risks by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements.

In June 2010, the Federal Reserve and FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (1) provide incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risk, (2) be compatible with effective internal controls and risk management and (3) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

In May 2016, the Federal Reserve, other federal banking agencies and the SEC jointly published a revised version of proposed rulemaking initially issued in April 2011 designed to implement the provisions of the Dodd-Frank Act prohibiting incentive compensation arrangements that encourage inappropriate risk taking at a covered institution, which includes a bank or bank holding company with $1 billion or more of assets, such as the Company and our bank subsidiary. The proposed joint compensation regulations would require compensation practices consistent with the three principles discussed above. As of February 1, 2024, these regulations have not been finalized; however, the agencies have indicated that they intend to issue a third proposed rule in the near future. Unless and until a final rule is adopted, we cannot fully determine whether compliance with such a rule will adversely affect the Company's or our bank subsidiary's ability to hire, retain and motivate our key employees.

In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including the NYSE, to implement listing standards that require listed companies to adopt policies mandating the recovery or "clawback" of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The corresponding NYSE listing rule was approved by the SEC in June 2023 and required listed companies to adopt a compliant clawback policy by December 1, 2023. Our board of directors adopted such a policy on October 20, 2023.

The Federal Reserve Board reviews, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not "large, complex banking organizations." These reviews are tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of this supervisory initiative will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Customer Information Security. The federal banking agencies have adopted guidelines for safeguarding confidential, personal, nonpublic customer information. These guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. Our bank subsidiary has adopted a customer information security program to comply with these requirements.

Arkansas Law. Our bank subsidiary is subject to regulation and examination by the Arkansas State Bank Department. Under the Arkansas Banking Code of 1997, approval of the Bank Commissioner is required for the acquisition of more than 25% of any class of the outstanding capital stock of any bank. The Bank Commissioner's approval is also required in order for us to make bank acquisitions, amend our articles of incorporation, repurchase shares of our capital stock (other than payments to dissenting shareholders in a transaction), issue preferred stock or debt, increase, reduce or retire any part of our capital stock, retire debt instruments, or conduct certain types of activities that are incidental or closely related to banking. The Bank Commissioner has the authority, with the consent of the Governor of the State of Arkansas, to declare a state of emergency and temporarily modify or suspend banking laws and regulations in communities where such a state of emergency exists. The Bank Commissioner may also authorize a bank to close its offices and any day when such bank offices are closed will be treated as a legal holiday, and any director, officer or employee of such bank shall not incur any liability related to such emergency closing. No such state of emergency has been declared to exist by the Bank Commissioner to date.

Regulatory Developments Relating to the CARES Act

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was signed into law on March 27, 2020 to provide national emergency economic relief measures. The CARES Act's programs were implemented through rules and guidance adopted by federal departments and agencies, including the U.S. Department of Treasury, the Federal Reserve, and other federal bank regulatory authorities, including those with direct supervisory jurisdiction over the Company and its bank subsidiary. Set forth below is a brief overview of select provisions of the CARES Act and other regulations and supervisory guidance related to the COVID-19 pandemic that are applicable to the operations and activities of the Company and its bank subsidiary.

Paycheck Protection Program ("PPP"). The CARES Act established a new federal economic relief program administered by the Small Business Administration ("SBA") called the Paycheck Protection Program ("PPP"), which provided for 100% federally guaranteed loans to be issued by participating private financial institutions to small businesses for payroll and certain other permitted expenses during the COVID-19 pandemic. Our bank subsidiary participated in the PPP as a lender. These loans were eligible to be forgiven if certain conditions were satisfied and were fully guaranteed by the SBA. Additionally, loan payments were deferred for the first six months of the loan term. The PPP commenced on April 3, 2020 and was available to qualified borrowers through May 31, 2021. No collateral or personal guarantees were required. Neither the government nor lenders were permitted to charge the recipients any fees. The majority of our bank subsidiary's PPP loans outstanding as of December 31, 2022, were forgiven or repaid during 2023. As of December 31, 2023, the remaining balance of outstanding PPP loans was considered immaterial.

Temporary Regulatory Capital Relief related to Impact of Current Expected Credit Loss ("CECL"). Concurrent with enactment of the CARES Act, the federal bank regulatory agencies issued an interim final rule that delays the estimated impact on regulatory capital resulting from the implementation of CECL. The interim final rule maintains the three-year transition option in the previous rule and provides banking organizations that implemented CECL during 2020 the option to delay for two years the estimated impact of CECL on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of capital benefit provided during the initial two-year delay. We adopted CECL on January 1, 2020 and have elected to utilize the five-year transition option.

Proposed Legislation and Regulatory Action

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment for us and our bank subsidiary in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Additionally, we cannot predict the impact of potential judicial interpretations of regulations or the outcome of the upcoming election cycle on banking statutes and regulations.

Effect of Governmental Monetary Polices

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to banks and its influence over reserve requirements to which banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. In addition, we maintain a website at http://www.homebancshares.com. We make available on our website copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such documents as soon as practicable after we electronically file such materials with or furnish such documents to the SEC.

Item 1A. RISK FACTORS

Our business exposes us to certain risks. Risks and uncertainties that management is not aware of or focused on may also adversely affect our business and operation. The following is a discussion of the most significant risks and uncertainties that may affect our business, financial condition and future results.

Risks Related to Our Industry

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, and changes in the laws and regulations to which we are subject could adversely affect our profitability.

We and our bank subsidiary are subject to extensive federal and state regulation and supervision. As a registered bank holding company, we are primarily regulated by the Federal Reserve Board. Our bank subsidiary is also primarily regulated by the Federal Reserve Board and the Arkansas State Bank Department.

Banking industry regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. Complying with such regulations is costly and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements by our regulators. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions.

Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. The Dodd-Frank Act, passed by Congress in 2010, instituted major changes to the banking and financial institutions regulatory regimes in light of the performance of and government intervention in the financial services sector during the economic recession leading up to its enactment. The act required the issuance of a substantial number of new regulations by federal regulatory agencies affecting financial institutions, some of which still have yet to be issued or implemented.

While the Economic Growth, Regulatory Relief, and Consumer Protection Act enacted in 2018 reduced certain regulatory burdens on community and regional financial institutions resulting from the Dodd-Frank Act, we cannot assure that future legislation will not significantly increase our compliance or operating costs or otherwise have a significant impact on our business. Certain provisions of the Dodd-Frank Act and regulations promulgated under the act may continue to be implemented, and there could be additional new federal or state laws, regulations and policies regarding lending and funding practices and liquidity standards. Additionally, financial institution regulatory agencies have intensified their response to concerns and trends identified in examinations, including through the issuance of formal enforcement actions. Negative developments in the financial services industry or other new legislation or regulations could adversely impact our operations and our financial performance by subjecting us to additional costs, restricting our business operations, including our ability to originate or sell loans, and/or increasing the ability of non-banks to offer competing financial services.

As regulation of the banking industry continues to evolve, we expect the costs of compliance to continue to increase and, thus, to affect our ability to operate profitably. In addition, industry, legislative or regulatory developments may cause us to materially change our existing strategic direction, capital strategies, compensation or operating plans. If these developments negatively impact our ability to implement our business strategies, it may have a material adverse effect on our results of operations and future prospects.

We are subject to heightened regulatory requirements as our total assets exceed $10 billion.

Because our total assets exceed $10 billion, we and our bank subsidiary are subject to increased regulatory requirements. The Dodd-Frank Act and its implementing regulations impose various additional requirements on bank holding companies with $10 billion or more in total assets. In addition, banks with $10 billion or more in total assets are primarily examined by the CFPB with respect to various federal consumer financial protection laws and regulations. Previously, our bank subsidiary had been subject to regulations adopted by the CFPB, but the Federal Reserve was primarily responsible for examining our bank subsidiary's compliance with consumer protection laws and those CFPB regulations. As a relatively new agency with evolving regulations and practices, the CFPB's examination and regulatory authority has been and continues to be the subject of policy debates and uncertainty among lawmakers and differing presidential administrations, and thus we cannot ascertain the impact, if any, that future changes to the CFPB may have on our business.

Banks with assets in excess of $10 billion are subject to a deposit assessment based on a scorecard issued by the FDIC that considers, among other things, the bank's CAMELS rating, results of asset-related stress testing and funding-related stress, as well as our use of core deposits, among other things. Depending on the results of the bank's performance under that scorecard, the total base assessment rate is between 2.5 to 42 basis points. Any increase in our bank subsidiary's deposit insurance assessments may result in an increased expense related to our use of deposits as a funding source. Additionally, banks with over $10 billion in total assets are no longer exempt from the requirements of the Federal Reserve's rules on interchange transaction fees for debit cards. Our bank subsidiary is limited to receiving only a "reasonable" interchange transaction fee for any debit card transactions processed using debit cards issued by our bank subsidiary to our customers. The Federal Reserve has determined that it is unreasonable for a bank with more than $10 billion in total assets to receive more than $0.21 plus 5 basis points of the transaction plus a $0.01 fraud adjustment for an interchange transaction fee for debit card transactions. This limit in the amount of interchange fees we receive for electronic debit interchange has the effect of reducing our revenues.

Prior to becoming subject to the heightened regulatory requirements, we hired additional compliance personnel and implemented structural initiatives to address these requirements. While some of these requirements, such as annual stress testing, were eliminated by the reforms enacted in May 2018, our continued compliance with the remaining requirements and compliance with any additional requirements that may be imposed in the future may necessitate that we hire additional compliance or other personnel, design and implement additional internal controls, or incur other significant expenses, any of which could have a material adverse effect on our business, financial condition or results of operations. Our regulators may also consider our compliance with these regulatory requirements when examining our operations generally or considering any request for regulatory approval we may make, even requests for approvals on unrelated matters.

Difficult market and economic conditions may adversely affect our industry and our business.

Economic downturns historically have had a significant adverse impact on the banking industry, and particularly community banks. Declines in the housing market, with falling home prices and increased delinquencies and foreclosures, can negatively impact the credit performance of mortgage and construction loans and result in significant write-downs of assets by financial institutions. Any reduced availability of commercial credit or periods of sustained higher unemployment can further negatively impact the credit performance of commercial and consumer credit, resulting in additional write-downs. Any such market conditions could cause commercial and consumer deficiencies, low customer confidence, market volatility and generally sluggish business activity in our industry.

Unlike larger financial institutions that are more geographically diversified, our profitability depends primarily on the general economic conditions in our primary market areas. Local economic conditions have a significant impact on our residential real estate, commercial real estate, construction, commercial and industrial and consumer lending, including, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Certain economic indicators, such as real estate asset values, rents and unemployment, may vary between geographic markets and may lag behind the overall economy. These economic indicators typically affect certain industries, such as real estate and financial services, more significantly than other economic sectors. Additionally, our success significantly depends upon the growth in population, income levels, deposits and housing starts in our markets. If the communities in which we operate do not grow or if prevailing economic conditions deteriorate locally or nationally, our business may be adversely affected. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. The adverse effects of any future economic downturn on us, our customers and the other financial institutions in our market may result in increased foreclosures, delinquencies and customer bankruptcies as well as more restricted access to funds. Any such negative events may have an adverse effect on our business, financial condition, results of operations and stock price.

The impacts of national or international pandemics could materially and adversely affect our business, financial condition and results of operations.

Our operations and those of our customers and third-party service providers may be adversely affected by the widespread outbreak of contagious disease, including the COVID-19 virus. The COVID-19 pandemic disrupted U.S. and global supply chains and altered business and economic conditions throughout the U.S. and globally. Its economic impacts lowered equity market valuations; created significant volatility and disruption in financial markets; contributed to a decrease in the rates and yields on U.S. Treasury securities; resulted in ratings downgrades, credit deterioration, and defaults in many industries; increased demands on capital and liquidity; increased unemployment levels and decreased consumer confidence. In addition, the pandemic resulted in temporary or permanent closures of many businesses, the institution of social distancing, face covering requirements and other health directives, and in some cases, self-isolation requirements. The pandemic also caused us to recognize credit losses in our loan portfolios and increases in our allowance for credit losses.

The extent to which any future outbreaks of the COVID-19 virus or other contagious diseases may impact general economic and business conditions is highly uncertain and unpredictable. As part of these uncertainties, we could be subject to a number of risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, results of operations, and ability to execute our growth strategy. These risks include, but are not limited to, increased loan losses or other impairments in our loan portfolios and increases in our allowance for loan losses; further volatility in the valuation of real estate and other collateral supporting loans; impairment of our goodwill and our financial assets; increased cost of capital; inability to satisfy our minimum regulatory capital ratios and other supervisory requirements; or a downgrade in our credit ratings. We could also face an increased risk of governmental and regulatory scrutiny as a result of the effects of a pandemic on market and economic conditions and actions governmental authorities take in response to those conditions. Any such occurrence could have a significant adverse impact on our business, financial condition, liquidity or results of operations.

Our FDIC insurance premiums and assessments could increase and result in higher noninterest expense.

Our bank subsidiary's deposits are insured by the FDIC up to legal limits, and accordingly, we are subject to FDIC deposit insurance assessments. As our bank subsidiary exceeds $10 billion in assets, we are subject to higher FDIC assessments. Our bank subsidiary's regular assessments are calculated under the large bank pricing rule using its average consolidated total assets minus average tangible equity as well as by risk classification, which includes regulatory capital levels.

We are generally unable to control the amount and timetable for payment of premiums that we are required to pay for FDIC insurance. There is no guarantee that our assessment rate will not increase in the future. Additionally, if there is an increase in bank or financial institution failures or there is a future need to strengthen the DIF reserve ratio, the FDIC may further revise the assessment rates or the risk-based assessment system. Such changes may require us to pay higher FDIC premiums than our current levels, or the FDIC may charge additional special assessments, either of which would increase our noninterest expense.

Our profitability is vulnerable to interest rate fluctuations and monetary policy and could be adversely affected by any future actions taken by the Federal Reserve Board to address rising inflation.

Our results of operations are affected by the monetary policies of the Federal Reserve Board. Most of our assets and liabilities are monetary in nature, and thus subject us to significant risks from changes in interest rates. Consequently, our results of operations can be significantly affected by changes in interest rates and our ability to manage interest rate risk. Changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or changes in the relationship between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income or a decrease in interest rate spread. In addition to affecting our profitability, changes in interest rates can impact the valuation of our assets and liabilities. Changes in interest rates can also affect our business and profitability in numerous other ways. For example, increases in interest rates can have a negative impact on our results of operations by reducing loan demand and the ability of borrowers to repay their current obligations, while decreases in interest rates may affect loan prepayments.

In response to recent inflation and its affects on U.S. business and consumers, the Federal Reserve Board implemented eleven interest rate increases since March 2022. However, in response to slowing inflation, it is expected that the Federal Reserve Board will begin reducing interest rates sometime in 2024. Future economic developments and the Federal Reserve Board's policies in response, however, cannot be predicted with certainty. At this time, it is unknown how future action by the Federal Reserve Board involving monetary policies will affect our business and the banking industry. There can be no assurance that any future actions by the Federal Reserve Board involving monetary policies will not cause any of the adverse effects described above on our deposit levels, loan demand or business and earnings

We may experience future adverse impacts from the recent transition from the use of the LIBOR interest rate index.

We have certain loans that were originally indexed to LIBOR to calculate the interest rate. The U.S. dollar LIBOR index has not been published since June 2023, which necessitated the refinancing of the existing loans which were indexed to LIBOR. While these loans have been transitioned to a LIBOR alternative, a residual risk remains for transition issues. The transition impacted our market risk profiles and required changes to our risk and pricing models, valuation tools, and product design. Additionally, the new index rates and payments differ from LIBOR, which may lead to increased volatility. Residual issues that may remain from this transition are not certain and any failure to adequately manage this transition process with our customers may adversely impact our reputation.

The failure of other financial institutions could adversely affect us, and we may incur losses on investments in other financial institutions.

The financial system is highly interrelated, including as a result of lending, trading, clearing, counterparty, and other relationships. We have exposure to and routinely execute transactions with a wide variety of financial institutions, including brokers, dealers, commercial banks, investment banks and other substantial participants. In addition, we currently hold and may in the future acquire additional investments in the debt or equity securities of other financial institutions. Some of the institutions or other participants with whom we transact business or in which we hold investments may experience instability due to financial challenges in the banking industry or may be perceived to be unstable. If any of these institutions or participants were to fail in meeting its obligations in full and on time, or were to enter bankruptcy, conservatorship, or receivership, the consequences could ripple throughout the financial system and may adversely affect our business, results of operations, financial condition, or prospects. Our investments in any such institutions could decline in value or become valueless, which could result in us incurring losses in our investment portfolio that may have a materially adverse effect our operating results. Further, our stock price may be negatively impacted by failures of other financial institutions and their effects on consumer and investor confidence, and we may experience increased deposit insurance premiums, increased regulatory scrutiny and other adverse effects on our business, profitability or financial condition as a result of these failures.

Risks Related to Our Business

Our decisions regarding credit risk could be inaccurate and our allowance for credit losses may be inadequate, which would materially and adversely affect us.

Management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of our secured loans. We endeavor to maintain an allowance for credit losses that we consider adequate to absorb future losses that may occur in our loan portfolio. As of December 31, 2023, our allowance for credit losses was approximately $288.2 million, or 2.00% of our total loans. In determining the size of the allowance, we analyze our loan portfolio based on our historical loss experience, volume and classification of loans, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information.

If our assumptions are incorrect, our current allowance may be insufficient to absorb future loan losses, and increased loan loss reserves may be needed to respond to different economic conditions or adverse developments in our loan portfolio. When there is an economic downturn, it is more difficult for us to estimate the losses that we will experience in our loan portfolio. In addition, federal and state regulators periodically review our allowance for credit losses and may require us to increase our allowance for credit losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for credit losses or loan charge-offs could have a negative effect on our operating results.

Our high concentration of real estate loans and especially commercial real estate loans exposes us to increased lending risk.

As of December 31, 2023, approximately 72.5% of our total loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. This includes commercial real estate loans (excluding construction/land development) of $5.88 billion, or 40.8% of total loans, construction/land development loans of $2.29 billion, or 15.9% of total loans, and residential real estate loans of $2.28 billion, or 15.8% of total loans. This high concentration of real estate loans could subject us to increased credit risk in the event of a decrease in real estate values in our markets, a real estate recession or a natural disaster. Also, in any such event, our ability to recover on defaulted loans by foreclosing and selling real estate collateral would be diminished, and we would be more likely to suffer losses on defaulted loans.

In addition to the risks associated with the high concentration of real estate-secured loans, the commercial real estate and construction/land development loans, which comprised 56.7% of our total loan portfolio as of December 31, 2023, expose us to a greater risk of loss than our residential real estate loans, which comprised 15.8% of our total loan portfolio as of December 31, 2023. Commercial real estate and land development loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential loans. Consequently, an adverse development with respect to one commercial loan or one credit relationship exposes us to a significantly greater risk of loss compared to an adverse development with respect to one residential mortgage loan.

The repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flows from the project are reduced, a borrower's ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan, or in the most extreme cases, we may have to foreclose.

If a decline in economic conditions or other issues cause difficulties for our borrowers of these types of loans, if we fail to evaluate the credit of these loans accurately when we underwrite them or if we do not continue to adequately monitor the performance of these loans, our lending portfolio could experience delinquencies, defaults and credit losses that could have a material adverse effect on our business, financial condition or results of operations.

Our geographic concentration of banking activities and loan portfolio makes us more vulnerable to adverse conditions in our local markets.

Our bank subsidiary operates through branch locations in Arkansas, Florida, Texas, Alabama and New York City and loan production offices in Los Angeles, California, Dallas, Texas, Miami, Florida, Chesapeake, Virginia and Baltimore, Maryland. However, approximately 79.8% of our total loans and 84.6% of our real estate loans as of December 31, 2023, are to borrowers whose collateral is located in Arkansas, Florida, Texas, Alabama and New York, the states in which the Company has its branch locations. An adverse development with respect to the market conditions of any of these specific market areas or a decrease in real estate values in those market areas could expose us to a greater risk of loss than a portfolio that is spread among a larger geographic base.

If the value of real estate were to deteriorate, a significant portion of our loans could become under-collateralized, which could have a material adverse effect on us.

As of December 31, 2023, approximately 72.5% of our total loans were secured by real estate. In prior years, difficult local economic conditions have adversely affected the values of our real estate collateral, and they could do so again if the economic conditions markets were to deteriorate in the future. The real estate collateral in each case provides an alternate source of repayment on our loans in the event of default by the borrower but may deteriorate in value during the time credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Because we have a concentration of exposure to a number of individual borrowers, a significant loss on any of those loans could materially and adversely affect us.

We have a concentration of exposure to a number of individual borrowers. Under applicable law, our bank subsidiary is generally permitted to make loans to one borrowing relationship up to 20% of its Tier 1 capital plus the allowance for credit losses. As of December 31, 2023, the legal lending limit of our bank subsidiary for secured loans was approximately $556.7 million. Our board of directors has established an in-house lending limit of $40.0 million to any one borrowing relationship without obtaining the approval of two of the following: our Chairman, John W. Allison, our Vice Chairman, Jack E. Engelkes, or our director Richard H. Ashley. As of December 31, 2023, we had a total of $6.93 billion, or 48.1% of our total loans, committed to the aggregate group of borrowers whose total debt exceeds the established in-house lending limit of $40.0 million.

Our cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures.

Our cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures. We have traditionally obtained funds principally through local deposits, and we have a base of lower cost transaction deposits. Generally, we believe local deposits are a more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders. In addition, local deposits reflect a mix of transaction and time deposits, whereas brokered deposits typically are less stable time deposits, which may need to be replaced with higher cost funds. Our costs of funds and our profitability and liquidity are likely to be adversely affected if and to the extent we must rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in our deposit mix and growth could adversely affect our profitability and the ability to expand our loan portfolio.

The loss of key employees may materially and adversely affect us.

Our success depends significantly on our Chairman, Chief Executive Officer and President, John W. Allison, and our executive officers, especially Brian S. Davis, J. Stephen Tipton and Kevin D. Hester plus Centennial Bank Chairman, Chief Executive Officer and President, Tracy M. French, as well as other key Centennial Bank personnel. Centennial Bank, in particular, relies heavily on its management team's relationships in its local communities to generate business. The loss of services from a member of our current management team may materially and adversely affect our business, financial condition, results of operations and future prospects.

The value of securities in our investment portfolio may decline in the future.

As of December 31, 2023, we owned $3.51 billion of available-for-sale investment securities. The fair value of our available-for-sale investment securities may be adversely affected by market conditions, including changes in interest rates, and the occurrence of any events adversely affecting the issuer of particular securities in our investments portfolio. We evaluate all securities quarterly to determine if any securities in a loss position requires a provision for credit losses in accordance with ASC 326, *Measurement of Credit Losses on Financial Instruments*. The Company first assesses whether it intends to sell or is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities that do not meet these criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, and changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Because of changing economic and market conditions affecting issuers, we may be required to record provisions for credit losses in future periods, which could have a material adverse effect on our business, financial condition or results of operations.

As of December 31, 2023, we owned $1.28 billion of held-to-maturity investment securities. Securities held-to-maturity ("HTM"), which include any security for which we have the positive intent and ability to hold until maturity, are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized/accreted to the call date to interest income using the constant effective yield method over the estimated life of the security. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326. The Company measures expected credit losses on HTM securities on a collective basis by major security type, with each type sharing similar risk characteristics. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The Company has made the election to exclude accrued interest receivable on HTM securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed. Because of changing economic and market conditions affecting issuers, we may be required to record provisions for credit losses in future periods, which could have a material adverse effect on our business, financial condition or results of operations.

Our recent results do not indicate our future results and may not provide guidance to assess the risk of an investment in our common stock.

We are unlikely to sustain our historical rate of growth and may not even be able to expand our business at all. Further, our growth in prior years may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we are not able to successfully grow our business, our financial condition and results of operations could be adversely affected.

We may not be able to raise the additional capital we need to grow and, as a result, our ability to expand our operations could be materially impaired.

Federal and state regulatory authorities require us and our bank subsidiary to maintain adequate levels of capital to support our operations. While we believe that our existing capital (which well exceeds the federal and state capital requirements) will be sufficient to support our current operations, anticipated expansion and potential acquisitions, factors such as faster than anticipated growth, reduced earnings levels, operating losses, changes in economic conditions, revisions in regulatory requirements, or additional acquisition opportunities may lead us to seek additional capital.

Our ability to raise additional capital, if needed, will depend on our financial performance and on conditions in the capital markets at that time, which are outside our control. If we need additional capital but cannot raise it on terms acceptable to us, our ability to expand our operations could be materially impaired, our business, financial condition, results of operations and prospects may be adversely affected, and our stock price may decline.

Our growth and expansion strategy may not be successful, and our market value and profitability may suffer.

Growth through the acquisition of banks or specific bank assets or liabilities, including FDIC-assisted transactions, and de novo branching represent important components of our business strategy. Bank acquisitions are subject to regulatory approval, and we cannot assure that we will be able to obtain approval for a proposed acquisition in a timely manner or at all. Any future acquisitions we might make will also be accompanied by other risks commonly encountered in acquisitions. These risks include, among other things:

- credit risk associated with the acquired bank's loans and investments;

- the use of inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

- the potential exposure to unknown or contingent liabilities related to the acquisition;

- the time and expense required to integrate an acquisition;

- the effectiveness of integrating operations, personnel and customers;

- risks of impairment to goodwill or other than temporary impairment; and

- potential disruption of our ongoing business.

We expect that competition for suitable acquisition candidates may be significant. We may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. We cannot assure you that we will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.

We may continue to have opportunities from time to time to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. These acquisitions involve risks similar to acquiring existing banks even though the FDIC might provide assistance to mitigate certain risks such as sharing in exposure to loan losses and providing indemnification against certain liabilities of the failed institution. However, because these acquisitions are structured in a manner that would not allow us the time normally associated with preparing for integration of an acquired institution, we may face additional risks in FDIC-assisted transactions. These risks include, among other things, the loss of customers, strain on management resources related to collection and management of problem loans and problems related to integration of personnel and operating systems.

In addition to the acquisition of existing financial institutions or their assets or liabilities, as opportunities arise, we may grow through de novo branching. De novo branching, and any acquisition carry with them numerous risks, including the following:

- the inability to obtain all required regulatory approvals;

- the significant upfront costs and anticipated operating losses associated with establishing a de novo branch or a new bank;

- the inability to secure the services of qualified senior management;

- the local market receptivity for branches established or banks acquired outside of those markets in which we currently maintain a material presence;

- the local economic conditions within the market to be served by the de novo branch or new bank;

- the inability to obtain attractive locations within a new market at a reasonable cost; and

- the additional strain on management resources and internal systems and controls.

We cannot assure that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions (including FDIC-assisted transactions) and de novo branching. Our inability to overcome these risks could have an adverse effect on our ability to achieve our business strategy and maintain our market value and profitability.

If we acquire additional banks or bank assets in the future, there may be undiscovered risks or losses associated with such acquisitions which would have a negative impact upon our future income.

Our growth strategy includes strategic acquisitions of banks or bank assets. We have acquired 23 banks since we started our first subsidiary bank in 1999, including a total of 18 banks since 2010. We completed the acquisition of Happy Bancshares, headquartered in Amarillo, Texas, during the second quarter of 2022. We will continue to consider future strategic acquisitions, with a primary focus on Texas, Arkansas, Florida, Alabama and other nearby markets. In most cases, our acquisition of a bank includes the acquisition of all or a substantial portion of the target bank's assets and liabilities, including all or a substantial portion of its loan portfolio, although we have in the past acquired and may in the future acquire specific lending divisions or loan portfolios. There may be instances when we, under our normal operating procedures, may find after the acquisition that there may be additional losses or undisclosed liabilities with respect to the assets and liabilities of the target bank, and, with respect to its loan portfolio, that the ability of a borrower to repay a loan may have become impaired, the quality of the value of the collateral securing a loan may fall below our standards, or our determination of the fair value of any such loan may be inadequate. One or more of these factors might cause us to have additional losses or liabilities, additional loan charge-offs, or increases in our allowance for credit losses, which would have a negative impact upon our financial condition and results of operations.

If the goodwill that we may record or have recorded in connection with a business acquisition becomes impaired, it could require charges to earnings.

When we acquire a business, a portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. At December 31, 2023, our goodwill and other identifiable intangible assets were $1.45 billion. Under current accounting standards, if we determine goodwill or intangible assets are impaired because, for example, the acquired business does not meet projected revenue targets or certain key employees leave, we are required to write down the carrying value of these assets. We conduct a review at least annually to determine whether goodwill is impaired. Our annual goodwill impairment evaluation performed during the fourth quarter of 2023 indicated no impairment of goodwill for our reporting segments. We cannot provide assurance, however, that we will not be required to take an impairment charge in the future. Any impairment charge would have an adverse effect on our shareholders' equity and financial results and could cause a decline in our stock price.

Competition from other financial institutions and financial service providers may adversely affect our profitability.

We face substantial competition in all phases of our operations from a variety of different competitors. We experience strong competition, not only from commercial banks, savings and loan associations and credit unions, but also from mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial services providers operating in or near our market areas. We compete with these institutions both in attracting deposits and in making loans.

Many of our competitors are much larger national and regional financial institutions. We may face a competitive disadvantage against them as a result of our smaller size and resources and our lack of geographic diversification. Due to their size, larger competitors can achieve economies of scale and may offer a broader range of products and services or more attractive pricing than us. If we are unable to offer competitive products and services, our business may be negatively affected. Many of our competitors are not subject to the same degree of regulation that we are as an FDIC-insured institution, which gives them greater operating flexibility and reduces their expenses relative to ours. As a result, these non-bank competitors have certain advantages over us in accessing funding and in providing various services.

We also compete against community banks that have strong local ties. These smaller institutions are likely to cater to the same small and mid-sized businesses that we target and to use a relationship-based approach similar to ours. In addition, our competitors may seek to gain market share by pricing below the current market rates for loans and paying higher rates for deposits. The banking business in our primary market areas is very competitive, and the level of competition facing us may increase further, which may limit our asset growth and financial results.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements and innovations.

The financial services industry continues to undergo rapid technological changes, including the development and use of artificial intelligence ("AI"). Frequent introductions of new technology-driven products and services, including innovative ways that customers can make payments or manage their accounts, such as through the use of digital wallets or digital currencies, are continually occurring. In addition to better serving customers, effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. New and evolving AI use, including generative AI, may make us susceptible to uncertain risks and may require additional investment to develop responsible use frameworks. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients, which may adversely affect our results of operations and future prospects.

A failure in or breach of our operational or security systems, or those of our third-party service providers, including as a result of cyber-attacks, could disrupt our business, result in unintentional disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

As a financial institution, our operations rely heavily on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in our online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of our systems are increasingly threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity or attempted theft of financial assets. Our information systems have from time to time experienced such interruptions or breaches despite our best efforts to prevent them. We cannot assure you that any future failures, interruption or security breaches will not occur, or if they do occur that they will be adequately addressed, or that any such events that have occurred or may occur in the future will not result in material harm to our business, operations, reputation or profitability. While we have certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. We may be required to expend significant additional resources in the future to modify and enhance our protective measures.

Additionally, we face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems. Any failures, interruptions or security breaches in our information systems could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance.

We may incur losses as a result of unforeseen or catastrophic events, including extreme weather events or other natural disasters.

As illustrated in recent years by the impact of Hurricanes Michael, Ian and Idalia our markets in Alabama and Florida, like other coastal areas, are susceptible to hurricanes and tropical storms. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. We cannot predict whether or to what extent damage that may be caused by future unforeseen catastrophic events, including hurricanes, other extreme weather events and natural disasters, will affect our operations or the economies in our market areas, but such events could result in a decline in loan originations, a decline in the value or destruction of properties or other collateral securing our loans and an increase in the delinquencies, foreclosures and loan losses. Our business or results of operations may be adversely affected by these and other negative effects of such events.

We may incur environmental liabilities with respect to properties to which we take title.

A significant portion of our loan portfolio is secured by real property. In the course of our business, we may own or foreclose and take title to real estate and could become subject to environmental liabilities with respect to these properties. In addition, we acquire branches and real estate in connection with our acquisitions of banks. We may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. If we were to become subject to significant environmental liabilities, it could have a material adverse effect on our results of operations and financial condition.

Our operations could be interrupted if certain external vendors on which we rely experience difficulty, terminate their services or fail to comply with banking laws and regulations.

We depend to a significant extent on relationships with third party service providers. Specifically, we utilize third-party core banking services and receive credit card and debit card services, branch capture services, Internet banking services and services complementary to our banking products from various third-party service providers. If these third-party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. It may be difficult for us to replace some of our third-party vendors, particularly vendors providing our core banking, credit card and debit card services, in a timely manner if they were unwilling or unable to provide us with these services in the future for any reason. If an interruption were to continue for a significant period of time, it could have a material adverse effect on our business, financial condition or results of operations. Even if we are able to replace them, it may be at higher cost to us, which could have a material adverse effect on our business, financial condition or results of operations. In addition, if a third-party provider fails to provide the services we require, fails to meet contractual requirements, such as compliance with applicable laws and regulations, or suffers a cyber-attack or other security breach, our business could suffer economic and reputational harm that could have a material adverse effect on our business, financial condition or results of operations.

Our earnings could be adversely impacted by incidences of fraud and compliance failure.

Financial institutions are inherently exposed to fraud risk. A fraud can be perpetrated by a customer of our bank subsidiary, an employee, a vendor, or members of the general public. We are most subject to fraud and compliance risk in connection with the origination of loans, ACH transactions, wire transactions, ATM transactions, and checking transactions. Our largest fraud risk, associated with the origination of loans, includes the intentional misstatement of information in property appraisals or other underwriting documentation provided to us by third parties. Compliance risk is the risk that loans are not originated in compliance with applicable laws and regulations and our standards. There can be no assurance that we can prevent or detect acts of fraud or violation of law or our compliance standards by the third parties that we deal with. Repeated incidences of fraud or compliance failures would adversely impact the performance of our loan portfolio.

Risks Related to Owning Our Stock

The rights of our common shareholders are subordinate to the holders of any debt securities that we may issue from time to time and may be subordinate to the holders of any series of preferred stock that may issue in the future.

On January 18, 2022, we issued $300.0 million of 3.125% fixed-to-floating rate subordinated notes, which mature in 2032, and on April 1, 2022, the Company acquired $140.0 million of subordinated notes from Happy, which mature in 2030 and carry a fixed rate of 5.500% for the first five years. Thereafter, the notes bear interest at 3-month Secured Overnight Funding Rate (SOFR) plus 5.345%, resetting quarterly. Because these subordinated notes are senior to our shares of common stock, in the event of our bankruptcy, dissolution or liquidation, the holders of any such subordinated notes then outstanding must be satisfied before any distributions can be made to the holders of our common stock.

Our board of directors has the authority to issue in the aggregate up to 5,500,000 shares of preferred stock, and to incur senior or subordinated indebtedness, generally without shareholder approval. Our preferred stock could be issued with voting, liquidation, dividend and other rights that may be superior to the rights of our common stock. In addition, like our outstanding subordinated debentures, any future indebtedness that we incur would be expected to be senior to our common stock with respect to payment upon liquidation, dissolution or winding up. Accordingly, common shareholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.

We may be unable to, or choose not to, pay dividends on our common stock.

Although we have paid a quarterly dividend on our common stock since 2003 and expect to continue this practice, we cannot assure you of our ability to continue. Our ability to pay dividends depends on the following factors, among others:

- We may not have sufficient earnings since our primary source of income, the payment of dividends to us by our bank subsidiary, is subject to federal and state laws that limit the ability of that bank to pay dividends.

- Federal Reserve Board policy requires bank holding companies to pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition.

- Before dividends may be paid on our common stock in any year, payments must be made on our subordinated debentures.

- Our board of directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of our operations, is a better strategy.

If we fail to pay dividends, capital appreciation, if any, of our common stock may be the sole opportunity for gains on an investment in our common stock. In addition, in the event our bank subsidiary becomes unable, due to regulatory restrictions, capital planning needs or otherwise, to pay dividends to us, we may not be able to service our debt, pay our other obligations or pay dividends on our common stock. Accordingly, our inability to receive dividends from our bank subsidiary could also have a material adverse effect on our business, financial condition and results of operations and the value of your investment in our common stock.

Item 1B. UNRESOLVED STAFF COMMENTS

There are currently no unresolved Commission staff comments received by the Company more than 180 days prior to the end of the fiscal year covered by this annual report.

Item 1C. CYBERSECURITY

Cybersecurity Risk Management

Cybersecurity is critical to supporting our business and protecting our customers in an increasingly complex environment. We face a variety of cybersecurity threats including attacks that are common to most industries, such as ransomware and denial-of-service, as well as attacks from advanced and highly organized adversaries targeting financial services companies. Our information systems have from time to time experienced such attacks despite our best efforts to prevent them. Our customers, suppliers, and other third parties also face similar cybersecurity threats, and a cybersecurity incident impacting any party could have a material impact on our operations, performance, or operating results. None of these threats or incidents have to date materially affected our business strategy, results of operations, or financial condition. However, we cannot assure that any future security breaches will not occur or that any such events that have occurred or may occur in the future will not result in material harm to our business, operations, reputation or profitability. These threats and related risks highlight the importance of allocating resources to protect the Company and our customers.

The Company maintains a formal Information Security Program that includes risk assessments regularly conducted by internal resources as well as third-party experts. These assessments are used to evaluate potential security threats that may have a negative impact on the organization, detect potential vulnerabilities and mitigate any identified security risks. Our program leverages industry standards and frameworks and is designed to protect the confidentiality, integrity, and availability of our information assets and systems.

The Information Security Program is led by the Chief Information Security Officer ("CISO"), who reports to the Chief Risk Officer. The Chief Risk Officer has oversight of the Company's risk management framework, which includes the Information Security Program. The CISO provides program oversight and direction, including adjustments in response to changes in technology, threats, business processes, and regulatory or statutory requirements. The CISO works collaboratively with information technology staff, operational management, and functional stakeholders to implement a program designed to protect our information systems from cybersecurity threats and promptly respond to potential cybersecurity incidents. The CISO has over 24 years of experience in the fields of information technology and cybersecurity, most at a Fortune 500 global technology company, and maintains multiple professional cybersecurity certifications.

Our Information Security Program consists of several elements including:

- *Incident Monitoring and Response*. We have 24x7 security cybersecurity monitoring, which utilizes both third-party cybersecurity experts and leading tools to monitor activity in our information systems. We also maintain an incident response plan and playbooks that define our response to a cybersecurity incident, including a cross-functional incident response process that includes key stakeholders such as senior leaders and legal, and leverages our technological resources and third-party service providers. Through ongoing communication with these teams, the CISO monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents in real time, and reports such incidents to leadership when appropriate pursuant to internal guidelines governing the reporting of such events.

- *Threat and Vulnerability Management*. We maintain a threat and vulnerability management program that leverages multiple data sources to proactively identify, assess, and mitigate changing cybersecurity risks. This program incorporates vulnerability scanning and threat intelligence capabilities, which are in place to help safeguard information assets. We also share and receive threat intelligence with government agencies, the Financial Services Information Sharing and Analysis Center ("FS-ISAC") and cybersecurity vendors and leaders in the cybersecurity industry.

- *Infrastructure and Data Protection*. We have technical and organizational safeguards that are designed to protect our networks, systems, and data from cybersecurity threats, including: firewalls, intrusion prevention and detection systems, network and endpoint anti-malware protections, and access controls such as privileged access management. Our information security and information technology teams collaborate regularly to assess the security of current and future infrastructure changes.

- *Third-Party Risk Management*. We run a third-party risk management program designed to identify and manage risks, including cybersecurity risks, involving our third-party providers. This includes performing due diligence and assessment of each provider's cybersecurity posture as well as periodic re-assessments.

- *Security Training and Awareness*. We provide ongoing education and training to employees regarding cybersecurity threats and the role they play in helping prevent and detect these threats. This includes regular phishing simulations, with training provided for any failures, as well as periodic communications via the internal company portal concerning threats, best practices, and technology changes to improve security. We also work with the Company marketing department to periodically publish articles on our website to raise security awareness with our customers.

While we maintain teams that specialize in cybersecurity and information technology, we also leverage third-party experts to provide objective feedback on our program and posture. These are accomplished via penetration tests, security posture assessments, and technology consulting. These independent evaluations help validate existing controls, identify potential focus areas, and aid in securely deploying technology in an increasingly complex environment.

Our cybersecurity program is evaluated regularly by both the internal audit function as well as third-party audit firms. These audits help ensure our program is appropriate to address the changing threat landscape and aligns to industry standards such as the National Institute of Standards and Technology Cybersecurity Framework, as well as other legal and regulatory guidance including the Federal Financial Institutions Examination Council Cybersecurity Assessment Tool, Conference of State Bank Supervisors Ransomware Self-Assessment Tool, the Gramm-Leach-Bliley Act and the Sarbanes-Oxley Act. Controls are reviewed for adequacy and design at least annually, and both internal and third-party audits aid in identifying areas for continued focus, providing assurance that controls are appropriately designed and operating effectively. Additionally, we meet regularly with examiners from the Federal Reserve and the Arkansas State Bank Department to review our cybersecurity program and discuss the changing threat landscape.

Our cybersecurity personnel maintain current knowledge through training, obtaining professional certifications, and participation in industry groups such as FS-ISAC, American Bankers Association and Mid-Sized Banking Coalition of America. Company cybersecurity personnel expand and test their knowledge of cyber threats and countermeasures through additional on-the-job training and periodic simulated exercises to practice their response to real-life threats. We maintain a training budget and personnel are encouraged to obtain formal training and industry-approved certifications as appropriate for their roles and responsibilities. Some of the certifications held by our information security personnel include CERT Insider Threat Program Manager, GIAC Information Security Professional, GIAC Security Leadership, GIAC Continuous Monitoring, GIAC Certified Forensic Analyst, CompTIA Security+ and ISC^2 Certified Information Systems Security Professional.

Board Oversight and Governance

Our Board of Directors (the "Board"), in conjunction with management, is responsible for assessing which risks are warranted and acceptable, based on management's ability to:

- identify and understand such risks;

- measure the degree of exposure to such risks;

- monitor the changing nature of the risk and related exposure; and

- develop and implement processes and procedures to control such risks.

The Board and management define risk tolerances in the policies of the Company. The Board maintains oversight of risks from cybersecurity related threats, through various committees including the Audit and Risk Committee and the bank's Executive Risk Committee. The CISO reports to the Executive Risk Committee. The CISO provides periodic reports to directors that permit them to measure management's compliance with the defined risk limits and to gauge the changing nature of risk inherent in the Company's chosen lines of business and operations and as a result of changing factors within the Company, such as management and personnel changes, and technology changes. This includes an annual program update to the Executive Risk Committee and the Board. All Board members undergo annual cybersecurity training by third-party cybersecurity experts on cybersecurity threats, industry trends, and other topics relevant to financial institutions. This training and their overall knowledge of the financial industry provides a solid foundation for understanding cyber risk and their oversight responsibility.

Executive Risk Committee. The Executive Risk Committee ("ERC") is responsible for oversight of our bank subsidiary's enterprise risk management framework and overall risk management practices and includes members of our Board, the board of directors of our bank subsidiary, and both executive and senior level management of the bank. The ERC oversees the policy review and approval program based upon the risk appetite of the Board, assists in the development and monitoring of risk identification and escalation processes, ensures that ongoing monitoring is in place to identify risks that could affect the achievement of the Company's key strategic goals and objectives, and ensures that the Board has the proper information to adequately assess the risks facing the Company. Cybersecurity reports and issues are presented at least quarterly to the ERC.

Information Technology/Security Committee. The Information Technology/Security Committee ("ITSC") is a management level committee that serves at the direction of the Board and provides oversight of the Company's information technology and information security programs. The members of the ITSC include management and leaders with an expansive background in information technology and cybersecurity. The ITSC meets monthly to review information security and information technology reports and issues. It reports meeting minutes to the Board and ensures the Board has the proper information to adequately assess the risks facing the Company by maintaining oversight of:

- effective strategic information technology and information security planning and performance;

- major projects, priorities, and overall performance;

- the adequacy and allocation of resources; and

- the risks involved with the information technology and information security functions.

Item 2. PROPERTIES

The Company's main office is located in a Company-owned 33,000 square foot building located at 719 Harkrider Street in downtown Conway, Arkansas. As of December 31, 2023, our bank subsidiary owned or leased a total of 76 branches in Arkansas, 78 branches in Florida, 63 branches in Texas, five branches in Alabama and one branch in New York City. The Company also owns or leases other buildings that provide space for operations, mortgage lending and other general purposes. We believe that our banking and other offices are in good condition and are suitable to our needs.

Item 3. LEGAL PROCEEDINGS

While we and our bank subsidiary and other affiliates are from time to time parties to various legal proceedings arising in the ordinary course of their business, management believes, after consultation with legal counsel, that there are no proceedings threatened or pending against us or our bank subsidiary or other affiliates that will, individually or in the aggregate, have a material adverse effect on our business or consolidated financial condition.

Item 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange under the symbol "HOMB." As of February 16, 2024, there were approximately 1,626 stockholders of record of the Company's common stock.

Our policy is to declare regular quarterly dividends based upon our earnings, financial position, capital improvements and such other factors deemed relevant by the Board of Directors. We currently expect to continue declaring and paying quarterly cash dividends comparable to our historical quarterly dividend payments. Our dividend policy is subject to change, however, and the payment of dividends is not necessarily dependent upon the availability of earnings and future financial condition. Information regarding regulatory restrictions on our ability to pay dividends is discussed in "Supervision and Regulation – Payment of Dividends."

During the three months ended December 31, 2023, the Company utilized a portion of its stock repurchase program most recently amended and approved by the Board of Directors on January 22, 2021. The following table sets forth information with respect to purchases made by or on behalf of the Company of shares of the Company's common stock during the periods indicated:

Issuer Purchases of Equity Securities

Period	Number of Shares Purchased	Average Price Paid Per Share Purchased	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs[1]
October 1 through October 31, 2023	530,000	$ 21.00	530,000	17,051,285
November 1 through November 30, 2023	220,000	21.31	220,000	16,831,285
December 1 through December 31, 2023	65,000	23.03	65,000	16,766,285
Total	815,000		815,000	

(1)   The above described stock repurchase program has no expiration date.

Performance Graph

Below is a graph which summarizes the cumulative return earned by the Company's stockholders since December 31, 2018, compared with the cumulative total return on the Russell 2000 Index and S&P U.S. BMI Banks Index. This presentation assumes that the fair value of the investment in the Company's common stock and each index was $100.00 on December 31, 2018 and that the subsequent dividends were reinvested.



Total Return Performance

Index		Period Ending				
	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Home BancShares, Inc.	100.00	123.70	126.54	161.83	155.79	178.88
Russell 2000 Index	100.00	125.53	150.58	172.90	137.56	160.85
S&P U.S. BMI Banks Index	100.00	137.36	119.83	162.92	135.13	147.41

Item 6. SELECTED FINANCIAL DATA.

Summary Consolidated Financial Data

	As of or for the Years Ended December 31,		
	2023	**2022**	**2021**
	(Dollars and shares in thousands, except per share data)		
Income statement data:			
Total interest income	$1,175,053	$ 877,766	$ 625,171
Total interest expense	348,108	119,090	52,200
Net interest income	826,945	758,676	572,971
Provision for (recovery of) credit losses	12,133	63,585	(4,752)
Net interest income after provision for credit losses	814,812	695,091	577,723
Non-interest income	169,934	175,111	137,569
Non-interest expense	472,863	475,627	298,517
Income before income taxes	511,883	394,575	416,775
Income tax expense	118,954	89,313	97,754
Net income	$ 392,929	$ 305,262	$ 319,021
Per share data:			
Basic earnings per common share	$ 1.94	$ 1.57	$ 1.94
Diluted earnings per common share	1.94	1.57	1.94
Book value per common share	18.81	17.33	16.90
Tangible book value per common share (non-GAAP)[1][2]	11.63	10.17	10.80
Dividends – common	0.72	0.66	0.56
Average common shares outstanding	202,627	194,694	164,501
Average diluted shares outstanding	202,773	195,019	164,858
Performance ratios:			
Return on average assets	1.77 %	1.35 %	1.83 %
Return on average assets excluding intangible Amortization (non-GAAP)[3]	1.93	1.47	1.96
Return on average common equity	10.82	9.17	11.89
Return on average tangible common equity excluding intangible amortization (non-GAAP)[1][4]	18.36	15.63	19.20
Net interest margin[5]	4.25	3.81	3.66
Efficiency ratio	46.21	49.53	40.81
Efficiency ratio, as adjusted (non-GAAP)[6]	45.24	44.55	42.12
Asset quality:			
Non-performing assets to total assets	0.42	0.27	0.29
Non-performing loans to total loans	0.44	0.42	0.51
Allowance for credit losses to non-performing loans	449.66	475.99	471.61
Allowance for credit losses to total loans	2.00	2.01	2.41
Net charge-offs to average total loans	0.09	0.11	0.08

Summary Consolidated Financial Data – Continued

	As of the Years Ended December 31,	
	2023	**2022**
	(Dollars and shares in thousands, except per share data)	
Balance sheet data (period end):		
Total assets	$ 22,656,658	$ 22,883,588
Investment securities – available-for-sale	3,507,841	4,041,590
Investment securities – held-to-maturity	1,281,982	1,287,705
Loans receivable	14,424,728	14,409,480
Allowance for credit losses	(288,234)	(289,669)
Intangible assets	1,447,023	1,456,708
Non-interest-bearing deposits	4,085,501	5,164,997
Total deposits	16,787,711	17,938,783
Subordinated debentures	439,834	440,420
Stockholders' equity	3,791,075	3,526,362
Capital ratios:		
Common equity to assets	16.73 %	15.41 %
Tangible common equity to tangible assets (non-GAAP)[1][7]	11.05	9.66
Common equity Tier 1 capital	14.15	12.91
Tier 1 leverage ratio[8]	12.44	10.86
Tier 1 risk-based capital ratio	14.15	12.91
Total risk-based capital ratio	17.79	16.54
Dividend payout - common	37.13	42.07

---

(1)   Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis.

(2)   See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Table 25," for the non-GAAP tabular reconciliation.

(3)   See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Table 26," for the non-GAAP tabular reconciliation.

(4)   See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Table 27," for the non-GAAP tabular reconciliation.

(5)   Fully taxable equivalent (assuming an income tax rate of 25.740% for 2021, 24.6735% for 2022 and 24.989% for 2023).

(6)   See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Table 29," for the non-GAAP tabular reconciliation.

(7)   See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Table 28," for the non-GAAP tabular reconciliation.

(8)   Leverage ratio is Tier 1 capital to quarterly average total assets less intangible assets and gross unrealized gains/losses on available-for-sale investment securities.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents our consolidated financial condition and results of operations for the years ended December 31, 2023, 2022 and 2021. This discussion should be read together with the "Summary Consolidated Financial Data," our consolidated financial statements and the notes thereto, and other financial data included in this document. In addition to the historical information provided below, we have made certain estimates and forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these estimates and in the forward-looking statements as a result of certain factors, including those discussed in the section of this document captioned "Risk Factors," and elsewhere in this document. Unless the context requires otherwise, the terms "Company," "HBI," "us," "we" and "our" refer to Home BancShares, Inc. on a consolidated basis.

General

We are a bank holding company headquartered in Conway, Arkansas, offering a broad array of financial services through our wholly owned bank subsidiary, Centennial Bank ("Centennial"). As of December 31, 2023, we had, on a consolidated basis, total assets of $22.66 billion, loans receivable, net, of $14.14 billion, total deposits of $16.79 billion, and stockholders' equity of $3.79 billion.

We generate most of our revenue from interest on loans and investments, service charges, and mortgage banking income. Deposits and FHLB borrowed funds are our primary source of funding. Our largest expenses are interest on our funding sources, salaries and related employee benefits and occupancy and equipment. We measure our performance by calculating our net interest margin, return on average assets and return on average common equity. We also measure our performance by our efficiency ratio and efficiency ratio, as adjusted (non-GAAP). The efficiency ratio is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income. The efficiency ratio, as adjusted, is a meaningful non-GAAP measure for management, as it excludes certain items and is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income excluding certain items such as merger expenses, hurricane expenses and/or gains and losses.

Table 1: Key Financial Measures

	As of or for the Years Ended December 31,		
	2023	**2022**	**2021**
	(Dollars in thousands, except per share data)		
Total assets	$ 22,656,658	$ 22,883,588	$ 18,052,138
Loans receivable	14,424,728	14,409,480	9,836,089
Allowance for credit losses	(288,234)	(289,669)	(236,714)
Total deposits	16,787,711	17,938,783	14,260,570
Total stockholders' equity	3,791,075	3,526,362	2,765,721
Net income	392,929	305,262	319,021
Basic earnings per share	$ 1.94	$ 1.57	$ 1.94
Diluted earnings per share	1.94	1.57	1.94
Book value per share	18.81	17.33	16.90
Tangible book value per share (non-GAAP)[1]	11.63	10.17	10.80
Net interest margin[2]	4.25 %	3.81 %	3.66 %
Efficiency ratio	46.21	49.53	40.81
Efficiency ratio, as adjusted (non-GAAP)[3]	45.24	44.55	42.12
Return on average assets	1.77	1.35	1.83
Return on average common equity	10.82	9.17	11.89

(1)   See Table 25 for the non-GAAP tabular reconciliation.

(2)   Fully taxable equivalent (assuming an income tax rate of 25.740% for 2021, 24.6735% for 2022 and 24.989% for 2023).

(3)   See Table 29 for the non-GAAP tabular reconciliation.

2023 Overview

Results of Operations for the Years Ended December 31, 2023 and 2022

Our net income increased $87.7 million, or 28.7%, to $392.9 million for the year ended December 31, 2023, from $305.3 million for the same period in 2022. On a diluted earnings per share basis, our earnings were $1.94 per share for the year ended December 31, 2023 and $1.57 per share for the year ended December 31, 2022. The Company recorded $12.1 million in credit loss expense for the year ended December 31, 2023. This consisted of a $12.0 million provision for credit losses on loans, a $1.7 million provision for credit losses on investment securities and a reversal of $1.5 million provision for unfunded commitments. During the year ended December 31, 2023, the Company recorded $13.0 million in Federal Deposit Insurance Corporation ("FDIC") special assessment expense and $1.1 million loss for the decrease in fair value of marketable securities, which were partially offset by $3.5 million in recoveries on historic losses from loans charged off prior to acquisition and $3.1 million in bank owned life insurance ("BOLI") death benefits.

Total interest income increased by $297.3 million, or 33.9%, and non-interest expense decreased by $2.8 million, or 0.6%. This was partially offset by a $229.0 million, or 192.3%, increase in interest expense and a $5.2 million, or 3.0%, decrease in non-interest income. The increase in interest income resulted from a $261.3 million, or 35.9%, increase in loan interest income and a $49.9 million, or 41.5%, increase in investment income, partially offset by a $14.1 million, or 48.4%, decrease in interest income on deposits at other banks. The decrease in non-interest expense was due to a $49.6 million, or 100.0%, decrease in merger and acquisition expense partially offset by a $20.5 million, or 20.7%, increase in other operating expenses, an $18.1 million, or 7.6%, increase in salaries and employee benefits, a $6.9 million, or 12.9%, increase in occupancy and equipment and a $1.4 million, or 4.0%, increase in data processing expense. Included within other operating expense was $13.0 million in FDIC special assessment expense which was levied in order to recover the losses to the Deposit Insurance Fund associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The increase in interest expense was primarily due to a $210.0 million, or 244.2%, increase in interest on deposits, a $19.7 million, or 178.3%, increase in interest on FHLB and other borrowed funds and a $3.4 million, or 236.6%, increase in interest on securities sold under agreements to repurchase, which were partially offset by a $4.1 million, or 19.9%, decrease in interest on subordinated debentures. The decrease in non-interest income was primarily due to a $9.8 million, or 20.3%, decrease in other income and a $6.9 million, or 39.2%, decrease in mortgage lending income, which were partially offset by a $5.0 million, or 39.2%, increase in trust fees, a $2.4 million, or 26.6%, increase in dividends from FHLB, FRB, FNBB & other, a $2.1 million, or 5.6%, increase in service charges on deposit accounts, and a $1.5 million, or 9,946.7%, increase in gain on branches, equipment and other assets, net.

Our net interest margin on a fully taxable equivalent basis increased from 3.81% for the year ended December 31, 2022 to 4.25% for the year ended December 31, 2023. The yield on interest earning assets was 6.03% and 4.40% for the year ended December 31, 2023 and 2022, respectively, as average interest earning assets decreased from $20.15 billion to $19.57 billion. The decrease in average interest earning assets is primarily due to a $2.12 billion decrease in average interest-bearing balances due from banks, which was partially offset by a $1.37 billion increase in average loans receivable and a $171.0 million increase in average investment securities. For the years ended December 31, 2023 and 2022, we recognized $10.6 million and $16.3 million, respectively, in total net accretion for acquired loans and deposits. The reduction in accretion was dilutive to the net interest margin by approximately 3 basis points. The overall increase in the net interest margin was due to a decrease in average interest-bearing cash balances as well as an increase in interest income from higher yields on average interest-earning assets, partially offset by an increase in interest expense due to an increase in average interest-bearing liabilities at higher interest rates primarily as a result of the Happy Bancshares, Inc. acquisition and the increased interest rate environment.

Our efficiency ratio was 46.21% for the year ended December 31, 2023, compared to 49.53% for the same period in 2022. For the year ended December 31, 2023, our efficiency ratio, as adjusted (non-GAAP), was 45.24%, compared to 44.55% reported for the year ended December 31, 2022. (See Table 29 for the non-GAAP tabular reconciliation).

Our return on average assets was 1.77% for the year ended December 31, 2023, compared to 1.35% for the same period in 2022, and our return on average assets, as adjusted (non-GAAP) was 1.79% or the year ended December 31, 2023, compared to 1.67% for the same period in 2022. Our return on average common equity was 10.82% for the year ended December 31, 2023, compared to 9.17% for the same period in 2022.

Financial Condition as of and for the Years Ended December 31, 2023 and 2022

Our total assets as of December 31, 2023 decreased $226.9 million to $22.66 billion from the $22.88 billion reported as of December 31, 2022. The decrease in total assets is primarily due to a $539.5 million decrease in investment securities resulting from paydowns and maturities, which was partially offset by a $275.4 million increase in cash and cash equivalents during the year. Our loan portfolio balance increased $15.2 million to $14.42 billion as of December 31, 2023, from $14.41 billion as of December 31, 2022. The increase in loans was due to $340.4 million in organic loan growth within our legacy footprint, which was partially offset by $325.2 million of organic loan decline from our Centennial Commercial Finance Group ("CFG") franchise during 2023. Total deposits decreased $1.15 billion to $16.79 billion as of December 31, 2023 compared to $17.94 billion as of December 31, 2022. The decrease in deposits was primarily due to the runoff of deposits during 2023 as a result of the rising interest rate environment. Stockholders' equity increased $264.7 million to $3.79 billion as of December 31, 2023, compared to $3.53 billion as of December 31, 2022. The increase in stockholders' equity is primarily associated with the $392.9 million in net income and the $56.4 million increase in accumulated other comprehensive income, which were partially offset by the $145.9 million of shareholder dividends paid and the repurchase of $48.3 million of our common stock during 2023. The improvement in stockholders' equity was 7.5% for the year ended December 31, 2023 compared to December 31, 2022.

As of December 31, 2023, our non-performing loans increased to $64.1 million, or 0.44%, of total loans from $60.9 million, or 0.42%, of total loans as of December 31, 2022. The allowance for credit losses as a percentage of non-performing loans decreased to 449.66% as of December 31, 2023, compared to 475.99% as of December 31, 2022. Non-performing loans from our Arkansas franchise were $15.4 million at December 31, 2023 compared to $8.4 million as of December 31, 2022. Non-performing loans from our Florida franchise were $9.3 million at December 31, 2023 compared to $20.5 million as of December 31, 2022. Non-performing loans from our Texas franchise were $33.5 million at December 31, 2023 compared to $22.2 million at December 31, 2022. Non-performing loans from our Alabama franchise were $413,000 at December 31, 2023 compared to $404,000 as of December 31, 2022. Non-performing loans from our Shore Premier Finance ("SPF") franchise were $2.8 million at December 31, 2023 compared to $2.3 million as of December 31, 2022. Non-performing loans from our Centennial CFG franchise were $2.7 million at December 31, 2023 compared to $7.1 million as of December 31, 2022.

As of December 31, 2023, our non-performing assets increased to $95.4 million, or 0.42%, of total assets from $61.5 million, or 0.27%, of total assets as of December 31, 2022. Non-performing assets from our Arkansas franchise were $15.5 million at December 31, 2023 compared to $8.5 million as of December 31, 2022. Non-performing assets from our Florida franchise were $17.3 million at December 31, 2023 compared to $20.8 million as of December 31, 2022. Non-performing assets from our Texas franchise were $33.8 million at December 31, 2023 compared to $22.4 million at December 31, 2022. Non-performing assets from our Alabama franchise were $413,000 at December 31, 2023 compared to $404,000 as of December 31, 2022. Non-performing assets from our SPF franchise were $2.8 million at December 31, 2023 compared to $2.3 million as of December 31, 2022. Non-performing assets from our CFG franchise were $25.6 million at December 31, 2023 compared to $7.1 million as of December 31, 2022.

The $2.7 million balance of non-accrual loans for our Centennial CFG Capital Markets Group consists of two loans that are assessed for credit risk by the Federal Reserve under the Shared National Credit Program. The loans are not current on either principal or interest, and we have reversed any interest that had accrued subsequent to the non-accrual date designated by the Federal Reserve. Any interest payments that are received will be applied to the principal balance. In addition, the $22.8 million balance of foreclosed assets held for sale for our Centennial CFG Property Finance Group consists of an office building located in California which was placed in foreclosed assets held for sale during the fourth quarter of 2023. This represents the largest component of the Company's $30.5 million in foreclosed assets held for sale.

2022 Overview

Results of Operations for the Years Ended December 31, 2022 and 2021

Our net income decreased $13.8 million, or 4.3%, to $305.3 million for the year ended December 31, 2022, from $319.0 million for the same period in 2021. On a diluted earnings per share basis, our earnings were $1.57 per share for the year ended December 31, 2022 and $1.94 per share for the year ended December 31, 2021. As a result of the acquisition of Happy Bancshares, Inc. ("Happy"), which we completed on April 1, 2022, we incurred $49.6 million in merger expenses and recorded a $45.2 million provision for credit losses on acquired loans for the CECL "double count," an $11.4 million provision for credit losses on acquired unfunded commitments and a $2.0 million provision for credit losses on acquired held-to-maturity investment securities. The summation of these items reduced net income by $81.6 million ($108.2 million pre-tax) and earnings per share by $0.42 per share for the year ended December 31, 2022. Excluding the impact of the acquisition of Happy, the Company determined that an additional $5.0 million provision for credit losses on loans was necessary due to increased loan growth during the year. However, excluding the impact of the acquisition of Happy, the Company determined no additional provision for unfunded commitments or investment securities was necessary as of December 31, 2022. During the year ended December 31, 2022, the Company recorded $10.0 million in income from the settlement of a lawsuit brought by the Company, net of legal expense, $6.7 million in recoveries on historic losses from loans charged off prior to acquisition, and $1.4 million in special dividends from equity investments, which were partially offset by $2.1 million in trust preferred securities ("TRUPS") redemption fees, $1.3 million of loss for the decrease in fair value of marketable securities and $176,000 in hurricane expenses.

Total interest income increased by $252.6 million, or 40.4%, and non-interest income increased by $37.5 million, or 27.3%. This was partially offset by a $177.1 million, or 59.3%, increase in non-interest expense and a $66.9 million, or 128.1%, increase in interest expense. These fluctuations are primarily due to the acquisition of Happy during the second quarter of 2022 and the rising rate environment. The increase in interest income resulted from a $156.4 million, or 27.3%, increase in loan interest income, a $70.6 million, or 142.0%, increase in investment income and a $25.6 million, or 728.2%, increase in interest income on deposits at other banks. The increase in non-interest income was primarily due to a $27.6 million, or 133.2%, increase in other income, a $14.8 million, or 66.6%, increase in service charges on deposit accounts, a $10.9 million, or 555.9%, increase in trust fees, an $8.1 million, or 22.3%, increase in other service charges and fees and a $1.8 million, or 85.5%, increase in the cash value of life insurance. These increases were partially offset by an $8.5 million, or 117.7%, decrease in income for the fair value adjustment for marketable securities resulting from a $1.3 million decrease in the fair value of marketable securities for the year ended December 31, 2022, compared to a $7.2 million increase for the year ended December 31, 2021, an $8.0 million, or 31.2%, decrease in mortgage lending income, a $5.6 million, or 38.0%, decrease in dividends from FHLB, FRB, FNBB and other, a $2.2 million, or 92.3%, decrease in the gain on sale of SBA loans and a $1.5 million, or 75.0%, decrease in gain on other real estate owned ("OREO"). Included within other income was $15.0 million in income from the settlement of a lawsuit brought by the Company and $6.7 million in recoveries on historic losses from loans charged off prior to acquisition, and included within dividends from FHLB, FRB, FNBB and other were $1.4 million in special dividends. The increase in non-interest expense was due to a $68.1 million, or 39.9%, increase in salaries and employee benefits, $49.6 million in merger and acquisition expenses, a $33.8 million, or 52.1%, increase in other operating expenses, a $16.8 million, or 45.8%, increase in occupancy and equipment and a $10.7 million, or 43.9%, increase in data processing expense. Included within other operating expense were $5.0 million in legal expenses from a lawsuit brought by the Company, $2.1 million in TRUPS redemption fees and $176,000 in hurricane expenses. The increase in interest expense was primarily due to a $61.1 million, or 244.8%, increase in interest on deposits, a $3.5 million, or 45.7%, increase in interest on FHLB and other borrowed funds and a $1.4 million, or 7.5%, increase in interest on subordinated debentures as a result of the acquisition of $140.0 million of subordinated debt and $23.2 million in trust preferred securities from Happy during the second quarter of 2022. Income tax expense decreased by $8.4 million, or 8.6%, during 2022 due to the decrease in net income and the reduction in the marginal tax rate related to the Happy acquisition.

Our net interest margin on a fully taxable equivalent basis increased from 3.66% for the year ended December 31, 2021 to 3.81% for the year ended December 31, 2022. The yield on interest earning assets was 4.40% and 3.99% for the year ended December 31, 2022 and 2021, respectively, as average interest earning assets increased from $15.86 billion to $20.15 billion. The increase in average earning assets is primarily the result of a $2.57 billion increase in average loans receivable and a $1.87 billion increase in average investment securities, largely resulting from the acquisition of Happy, which were partially offset by a $151.9 million decrease in average interest-bearing balances due from banks. For the years ended December 31, 2022 and 2021, we recognized $16.3 million and $20.2 million, respectively, in total net accretion for acquired loans and deposits. The reduction in accretion was dilutive to the net interest margin by approximately 2 basis points. During 2022, the Company experienced a $31.8 million reduction in interest income from PPP loans due to the forgiveness of the PPP loans and the acceleration of the deferred fees for the loans that were forgiven. This reduction in income was dilutive to the net interest margin by approximately 8 basis points. We recognized $3.8 million in event interest income for the year ended December 31, 2022 compared to $6.7 million in event income for the year ended December 31, 2021. This was dilutive to the net interest margin by approximately 2 basis points. The overall increase in the net interest margin was due to an increase in interest income due to an increase in both average earning assets at higher yields, which was partially offset by an increase in interest expense due to an increase in average interest-bearing liabilities at higher interest rates primarily as a result of the Happy acquisition and the current rising interest rate environment.

Our efficiency ratio was 49.53% for the year ended December 31, 2022, compared to 40.81% for the same period in 2021. For the year ended December 31, 2022, our efficiency ratio, as adjusted (non-GAAP), was 44.55%, compared to 42.12% reported for the year ended December 31, 2021. (See Table 29 for the non-GAAP tabular reconciliation).

Our return on average assets was 1.35% for the year ended December 31, 2022, compared to 1.83% for the same period in 2021, and our return on average assets, as adjusted (non-GAAP) was 1.67% or the year ended December 31, 2022, compared to 1.73% for the same period in 2021. Our return on average common equity was 9.17% for the year ended December 31, 2022, compared to 11.89% for the same period in 2021.

Financial Condition as of and for the Years Ended December 31, 2022 and 2021

Our total assets as of December 31, 2022 increased $4.83 billion to $22.88 billion from the $18.05 billion reported as of December 31, 2021. The increase in total assets is primarily due to the acquisition of $6.69 billion in total assets, net of purchase accounting adjustments, from Happy during the second quarter of 2022. Cash and cash equivalents decreased $2.93 billion, or 80.14%. Our loan portfolio balance increased $4.57 billion to $14.41 billion as of December 31, 2022, from $9.84 billion as of December 31, 2021. The increase in loans was due to the acquisition of $3.65 billion in loans, net of purchase accounting adjustments, from Happy in the second quarter of 2022 and $242.2 million in marine loans from LendingClub Bank during the first quarter of 2022, as well as $678.6 million in organic loan growth during 2022. Total deposits increased $3.68 billion to $17.94 billion as of December 31, 2022 compared to $14.26 billion as of December 31, 2021. The increase in deposits was primarily due to the acquisition of $5.86 billion in deposits, net of purchase accounting adjustments, from Happy in the second quarter of 2022, partially offset by $2.18 billion in deposit decline during the year. Stockholders' equity increased $760.6 million to $3.53 billion as of December 31, 2022, compared to $2.77 billion as of December 31, 2021. The increase in stockholders' equity is primarily associated with the $961.3 million in common stock issued to Happy shareholders for the acquisition of Happy on April 1, 2022 and $305.3 million in net income, which were partially offset by the $315.9 million decrease in accumulated other comprehensive income, $128.4 million of shareholder dividends paid and the repurchase of $70.9 million of our common stock during 2022. The improvement in stockholders' equity was 27.5% for the year ended December 31, 2022 compared to December 31, 2021.

As of December 31, 2022, our non-performing loans increased to $60.9 million, or 0.42%, of total loans from $50.2 million, or 0.51%, of total loans as of December 31, 2021. The allowance for credit losses as a percentage of non-performing loans increased to 475.99% as of December 31, 2022, compared to 471.61% as of December 31, 2021. Non-performing loans from our Arkansas franchise were $8.4 million at December 31, 2022 compared to $13.9 million as of December 31, 2021. Non-performing loans from our Florida franchise were $20.5 million at December 31, 2022 compared to $26.8 million as of December 31, 2021. Non-performing loans from our new Texas franchise were $22.2 million at December 31, 2022. Nonperforming loans from our Alabama franchise were $404,000 at December 31, 2022 compared to $470,000 as of December 31, 2021. Non-performing loans from our SPF franchise were $2.3 million at December 31, 2022 compared to $1.5 million as of December 31, 2021. Non-performing loans from our Centennial CFG franchise were $7.1 million at December 31, 2022 compared to $7.5 million as of December 31, 2021.

As of December 31, 2022, our non-performing assets increased to $61.5 million, or 0.27%, of total assets from $51.8 million, or 0.29%, of total assets as of December 31, 2021. Non-performing assets from our Arkansas franchise were $8.5 million at December 31, 2022 compared to $14.4 million as of December 31, 2021. Non-performing assets from our Florida franchise were $20.8 million at December 31, 2022 compared to $27.9 million as of December 31, 2021. Non-performing assets from our new Texas franchise were $22.4 million at December 31, 2022. Non-performing assets from our Alabama franchise were $404,000 at December 31, 2022 compared to $470,000 as of December 31, 2021. Non-performing assets from our SPF franchise were $2.3 million at December 31, 2022 compared to $1.5 million as of December 31, 2021. Non-performing assets from our CFG franchise were $7.1 million at December 31, 2022 compared to $7.5 million as of December 31, 2021.

The $7.1 million balance of non-accrual loans for our Centennial CFG market balance of non-accrual loans for our Centennial CFG market consists of two loans that are assessed for credit risk by the Federal Reserve under the Shared National Credit Program. Due to the condition of the two loans, partial charge-offs for a total of $5.4 million were taken on these loans during 2022. The loans are not current on either principal or interest, and we have reversed any interest that had accrued subsequent to the non-accrual date designated by the Federal Reserve. Any interest payments that are received will be applied to the principal balance.

Critical Accounting Policies and Estimates

Overview. We prepare our consolidated financial statements based on the selection of certain accounting policies, generally accepted accounting principles and customary practices in the banking industry. These policies, in certain areas, require us to make significant estimates and assumptions. Our accounting policies are described in detail in the notes to our consolidated financial statements included as part of this document.

We consider a policy critical if (i) the accounting estimate requires assumptions about matters that are highly uncertain at the time of the accounting estimate; and (ii) different estimates that could reasonably have been used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements. Using these criteria, we believe that the accounting policies most critical to us are those associated with our lending practices, including the accounting for the allowance for credit losses, foreclosed assets, investments, intangible assets, income taxes and stock options.

Revenue Recognition. Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The majority of our revenue-generating transactions are not subject to ASC Topic 606, including revenue generated from financial instruments, such as our loans, letters of credit, investment securities and mortgage lending income, as these activities are subject to other GAAP discussed elsewhere within our disclosures. Descriptions of our revenue-generating activities that are within the scope of ASC Topic 606, which are presented in our income statements as components of non-interest income are as follows:

• Service charges on deposit accounts – These represent general service fees for monthly account maintenance and activity or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed, which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer). Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

• Other service charges and fees – These represent credit card interchange fees and Centennial CFG loan fees. The interchange fees are recorded in the period the performance obligation is satisfied which is generally the cash basis based on agreed upon contracts. Centennial CFG loan fees are based on loan or other negotiated agreements with customers and are accounted for under ASC Topic 310. Interchange fees were $22.6 million and $22.1 million for the years ended December 31, 2023 and December 31, 2022, respectively. Centennial CFG loan fees were $9.9 million and $11.8 million for the years ended December 31, 2023 and December 31, 2022, respectively.

• Trust fees - The Company enters into contracts with its customers to manage assets for investment, and/or transact on their accounts. The Company generally satisfies its performance obligations as services are rendered. The management fees are percentage based, flat, percentage of income or a fixed percentage calculated upon the average balance of assets depending upon account type. Fees are collected on a monthly or annual basis.

Credit Losses. We account for credit losses in accordance with ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASC 326" or "CECL"). The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credits, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases.

Investments – Available-for-sale. Securities available-for-sale ("AFS") are reported at fair value with unrealized holding gains and losses reported as a separate component of stockholders' equity and other comprehensive income (loss), net of taxes. Securities that are held as available-for-sale are used as a part of our asset/liability management strategy. Securities that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors are classified as available-for-sale. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326. The Company first assesses whether it intends to sell or is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities that do not meet this criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, and changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The Company has made the election to exclude accrued interest receivable on AFS securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Investments – Held-to-Maturity. Debt securities held-to-maturity ("HTM"), which include any security for which we have the positive intent and ability to hold until maturity, are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized/accreted to the call date to interest income using the constant effective yield method over the estimated life of the security. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326. The Company measures expected credit losses on HTM securities on a collective basis by major security type, with each type sharing similar risk characteristics. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The Company has made the election to exclude accrued interest receivable on HTM securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed.

Loans Receivable and Allowance for Credit Losses. Except for loans acquired during our acquisitions, substantially all of our loans receivable are reported at their outstanding principal balance adjusted for any charge-offs, as it is management's intent to hold them for the foreseeable future or until maturity or payoff, except for mortgage loans held for sale. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding.

The allowance for credit losses on loans receivable is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed and expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in the national unemployment rate, gross domestic product, rental vacancy rate, housing price indices and rental vacancy rate index.

The allowance for credit losses is measured based on call report segment as these types of loans exhibit similar risk characteristics. The identified loan segments are as follows:

- 1-4 family construction
- All other construction
- 1-4 family revolving home equity lines of credit ("HELOC") & junior liens
- 1-4 family senior liens
- Multifamily
- Owner occupies commercial real estate
- Non-owner occupied commercial real estate
- Commercial & industrial, agricultural, non-depository financial institutions, purchase/carry securities, other
- Consumer auto
- Other consumer
- Other consumer - SPF

The allowance for credit losses for each segment is measured through the use of the discounted cash flow method ("DCF"). Loans evaluated individually that are considered to be collateral dependent are not included in the collective evaluation. For these loans, where the Company has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the allowance for credit losses is measured based on the difference between the fair value of the collateral, net of estimated costs to sell, and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. The allowance for credit losses may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan, net of estimated costs to sell. For individually analyzed loans which are not considered to be collateral dependent, an allowance is recorded based on the loss rate for the respective pool within the collective evaluation.

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies:

- Management has a reasonable expectation at the reporting date that restructured loans made to borrowers experiencing financial difficulty will be executed with an individual borrower.

- The extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

Management qualitatively adjusts model results for risk factors that are not considered within our modeling processes but are nonetheless relevant in assessing the expected credit losses within our loan pools. These qualitative factors ("Q-Factors") and other qualitative adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. The various risks that may be considered in making Q-Factor and other qualitative adjustments include, among other things, the impact of (i) changes in lending policies, procedures and strategies; (ii) changes in nature and volume of the portfolio; (iii) staff experience; (iv) changes in volume and trends in classified loans, delinquencies and nonaccruals; (v) concentration risk; (vi) trends in underlying collateral values; (vii) external factors such as competition, legal and regulatory environment; (viii) changes in the quality of the loan review system and (ix) economic conditions.

Loans are placed on non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful, or generally when loans are 90 days or more past due. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. Accrued interest related to non-accrual loans is generally charged against the allowance for credit losses when accrued in prior years and reversed from interest income if accrued in the current year. Interest income on non-accrual loans may be recognized to the extent cash payments are received, although the majority of payments received are usually applied to principal. Non-accrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due, the customer has made required payments for at least six months, and we reasonably expect to collect all principal and interest.

Acquisition Accounting and Acquired Loans. We account for our acquisitions under ASC Topic 805, *Business Combinations*, which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, and liabilities assumed are recorded at fair value. In accordance with ASC 326, the Company records both a discount and an allowance for credit losses on acquired loans. All purchased loans are recorded at fair value in accordance with the fair value methodology prescribed in FASB ASC Topic 820, *Fair Value Measurements*. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

The Company has purchased loans, some of which have experienced more than insignificant credit deterioration since origination. Purchase credit deteriorated ("PCD") loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through the provision for credit loss.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures: The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Foreclosed Assets Held for Sale. Real estate and personal properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Valuations are periodically performed by management, and the real estate and personal properties are carried at fair value less costs to sell. Gains and losses from the sale of other real estate and personal properties are recorded in non-interest income, and expenses used to maintain the properties are included in non-interest expenses.

Intangible Assets. Intangible assets consist of goodwill and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The core deposit intangible represents the excess intangible value of acquired deposit customer relationships as determined by valuation specialists. The core deposit intangibles are being amortized over 48 months to 121 months on a straight-line basis. Goodwill is not amortized but rather is evaluated for impairment on at least an annual basis. We perform an annual impairment test of goodwill and core deposit intangibles as required by FASB ASC 350, *Intangibles - Goodwill and Other*, in the fourth quarter or more often if events and circumstances indicate there may be an impairment.

Income Taxes. We account for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. We determine deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50 percent; the terms "examined" and "upon examination" also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Both we and our subsidiary file consolidated tax returns. Our subsidiary provides for income taxes on a separate return basis, and remits to us amounts determined to be currently payable.

Stock Compensation. In accordance with FASB ASC 718, *Compensation - Stock Compensation*, and FASB ASC 505-50, *Equity-Based Payments to Non-Employees*, the fair value of each option award is estimated on the date of grant. We recognize compensation expense for the grant-date fair value of the option award over the vesting period of the award.

Acquisitions

Acquisition of Happy Bancshares, Inc.

On April 1, 2022, the Company completed the acquisition of Happy Bancshares, Inc., and merged Happy State Bank into Centennial Bank. The Company issued approximately 42.4 million shares of its common stock valued at approximately $958.8 million as of April 1, 2022. In addition, the holders of certain Happy stock-based awards received approximately $3.7 million in cash in cancellation of such awards, for a total transaction value of approximately $962.5 million. The acquisition added new markets for expansion and brought complementary businesses together to drive synergies and growth.

Including the effects of purchase accounting adjustments, as of the acquisition date, Happy had approximately $6.69 billion in total assets, $3.65 billion in loans and $5.86 billion in customer deposits. Happy formerly operated its banking business from 62 locations in Texas.

For further discussion of the acquisition, see Note 2 "Business Combinations" to the Condensed Notes to Consolidated Financial Statements.

Acquisition of Marine Portfolio

On February 4, 2022, the Company completed the purchase of the performing marine loan portfolio of Utah-based LendingClub Bank ("LendingClub"). Under the terms of the purchase agreement with LendingClub, the Company acquired yacht loans totaling approximately $242.2 million. This portfolio of loans is housed within the Company's Shore Premier Finance division, which is responsible for servicing the acquired loan portfolio and originating new loan production.

We will continue evaluating all types of potential bank acquisitions, which may include FDIC-assisted acquisitions as opportunities arise, to determine what is in the best interest of our Company. Our goal in making these decisions is to maximize the return to our investors.

Branches

As opportunities arise, we will continue to open new (commonly referred to as *de novo*) branches in our current markets and in other attractive market areas.

As of December 31, 2023, we had 223 branch locations. There were 76 branches in Arkansas, 78 branches in Florida, 63 branches in Texas, five branches in Alabama and one branch in New York City.

Results of Operations for the Years Ended December 31, 2023, 2022 and 2021

Our net income increased $87.7 million, or 28.7%, to $392.9 million for the year ended December 31, 2023, from $305.3 million for the same period in 2022. On a diluted earnings per share basis, our earnings were $1.94 per share for the year ended December 31, 2023 and $1.57 per share for the year ended December 31, 2022. The Company recorded $12.1 million in credit loss expense for the year ended December 31, 2023. This consisted of a $12.0 million provision for credit losses on loans, a $1.7 million provision for credit losses on investment securities and a reversal of $1.5 million provision for unfunded commitments. During the year ended December 31, 2023, the Company recorded $13.0 million in FDIC special assessment expense and $1.1 million loss for the decrease in fair value of marketable securities, which were partially offset by $3.5 million in recoveries on historic losses from loans charged off prior to acquisition and $3.1 million in BOLI death benefits.

Our net income decreased $13.8 million, or 4.3%, to $305.3 million for the year ended December 31, 2022, from $319.0 million for the same period in 2021. On a diluted earnings per share basis, our earnings were $1.57 per share for the year ended December 31, 2022 and $1.94 per share for the year ended December 31, 2021. As a result of the acquisition of Happy, which we completed on April 1, 2022, we incurred $49.6 million in merger expenses and recorded a $45.2 million provision for credit losses on acquired loans for the CECL "double count," an $11.4 million provision for credit losses on acquired unfunded commitments and a $2.0 million provision for credit losses on acquired held-to-maturity investment securities. The summation of these items reduced net income by $81.6 million ($108.2 million pre-tax) and earnings per share by $0.42 per share for the year ended December 31, 2022. Excluding the impact of the acquisition of Happy, the Company determined that an additional $5.0 million provision for credit losses on loans was necessary due to increased loan growth during the year. However, excluding the impact of the acquisition of Happy, the Company determined no additional provision for unfunded commitments or investment securities was necessary as of December 31, 2022. During the year ended December 31, 2022, the Company recorded $10.0 million in income from the settlement of a lawsuit brought by the Company, net of legal expense, $6.7 million in recoveries on historic losses from loans charged off prior to acquisition, and $1.4 million in special dividends from equity investments, which were partially offset by $2.1 million in TRUPS redemption fees, $1.3 million loss for the decrease in fair value of marketable securities and $176,000 in hurricane expenses.

Net Interest Income

Net interest income, our principal source of earnings, is the difference between the interest income generated by earning assets and the total interest cost of the deposits and borrowings obtained to fund those assets. Factors affecting the level of net interest income include the volume of earning assets and interest-bearing liabilities, yields earned on loans and investments and rates paid on deposits and other borrowings, the level of non-performing loans and the amount of non-interest-bearing liabilities supporting earning assets. Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent basis. The adjustment to convert certain income to a fully taxable equivalent basis consists of dividing tax-exempt income by one minus the combined federal and state income tax rate (24.989% for the year ended December 31, 2023, 24.6735% for the year ended December 31, 2022 and 25.740% for year ended December 31, 2021).

The Federal Reserve Board sets various benchmark rates, including the Federal Funds rate, and thereby influences the general market rates of interest, including the deposit and loan rates offered by financial institutions. The Federal Reserve increased the target rate seven times during 2022. First, on March 16, 2022, the target rate was increased to 0.25% to 0.50%. Second, on May 4, 2022, the target rate was increased to 0.75% to 1.00%. Third, on June 15, 2022, the target rate was increased to 1.50% to 1.75%. Fourth, on July 27, 2022, the target rate was increased to 2.25% to 2.50%. Fifth, on September 21, 2022, the target rate was increased to 3.00% to 3.25%. Sixth, on November 2, 2022, the target rate was increased to 3.75% to 4.00%. Seventh, on December 14, 2022, the target rate was increased to 4.25% to 4.50%. The Federal Reserve increased the target rate four times during 2023. First, on February 1, 2023, the target rate was increased to 4.50% to 4.75%, second, on March 22, 2023, the target rate was increased to 4.75% to 5.00%, third, on May 3, 2023, the target rate was increased to 5.00% to 5.25% and fourth, on July 26, 2023, the target rate was increased to 5.25% to 5.50%.

Our net interest margin on a fully taxable equivalent basis increased from 3.81% for the year ended December 31, 2022 to 4.25% for the year ended December 31, 2023. The yield on interest earning assets was 6.03% and 4.40% for the years ended December 31, 2023 and 2022, respectively, as average interest earning assets decreased from $20.15 billion to $19.57 billion. The decrease in average interest earning assets is primarily due to a $2.12 billion decrease in average interest-bearing balances due from banks, which was partially offset by a $1.37 billion increase in average loans receivable and a $171.0 million increase in average investment securities. For the years ended December 31, 2023 and 2022, we recognized $10.6 million and $16.3 million, respectively, in total net accretion for acquired loans and deposits. The reduction in accretion was dilutive to the net interest margin by approximately 3 basis points. The overall increase in the net interest margin was due to a decrease in average interest-bearing cash balances as well as an increase in interest income from higher yields on average interest-earning assets, partially offset by an increase in interest expense due to an increase in average interest-bearing liabilities at higher interest rates primarily as a result of the Happy acquisition and the current rising interest rate environment.

Net interest income on a fully taxable equivalent basis increased $65.1 million, or 8.5%, to $832.5 million for the year ended December 31, 2023, from $767.3 million for the same period in 2022. This increase in net interest income was the result of a $294.1 million increase in interest income, partially offset by a $229.0 million increase in interest expense on a fully taxable equivalent basis. The $294.1 million increase in interest income was primarily the result of the increasing interest rate environment and the higher level of average interest earning assets due to the acquisition of Happy during the second quarter of 2022. The higher yield on earning assets resulted in an increase in interest income of approximately $248.5 million, and the change in earning assets resulted in an increase in interest income of approximately $45.6 million. The $229.0 million increase in interest expense is primarily the result of the increasing interest rate environment as well as the higher level of average interest bearing liabilities due to the acquisition of Happy during the second quarter of 2022. The higher rates on interest bearing liabilities resulted in an increase in interest expense of approximately $224.1 million, and the change in interest bearing liabilities resulted in an increase in interest expense of approximately $4.9 million.

Our net interest margin on a fully taxable equivalent basis increased from 3.66% for the year ended December 31, 2021 to 3.81% for the year ended December 31, 2022. The yield on interest earning assets was 4.40% and 3.99% for the years ended December 31, 2022 and 2021, respectively, as average interest earning assets increased from $15.86 billion to $20.15 billion. The increase in average earning assets is primarily the result of a $2.57 billion increase in average loans receivable and a $1.87 billion increase in average investment securities, largely resulting from the acquisition of Happy, which were partially offset by a $151.9 million decrease in average interest-bearing balances due from banks. For the years ended December 31, 2022 and 2021, we recognized $16.3 million and $20.2 million, respectively, in total net accretion for acquired loans and deposits. The reduction in accretion was dilutive to the net interest margin by approximately 2 basis points. During 2022, the Company experienced a $31.8 million reduction in interest income from PPP loans due to the forgiveness of the PPP loans and the acceleration of the deferred fees for the loans that were forgiven. This reduction in income was dilutive to the net interest margin by approximately 8 basis points. We recognized $3.8 million in event interest income for the year ended December 31, 2022 compared to $6.7 million in event income for the year ended December 31, 2021. This was dilutive to the net interest margin by approximately 2 basis points. The overall increase in the net interest margin was due to an increase in interest income due to an increase in both average earning assets at higher yields, which was partially offset by an increase in interest expense due to an increase in average interest-bearing liabilities at higher interest rates primarily as a result of the Happy acquisition, and the current rising interest rate environment.

Net interest income on a fully taxable equivalent basis increased $187.3 million, or 32.3%, to $767.3 million for the year ended December 31, 2022, from $580.1 million for the same period in 2021. This increase in net interest income was the result of a $254.2 million increase in interest income, partially offset by a $66.9 million increase in interest expense on a fully taxable equivalent basis. The $254.2 million increase in interest income was primarily the result of the higher level of average interest earnings assets due to the acquisition of Happy during the second quarter of 2022 and the increasing interest rate environment. The increase in earning assets resulted in an increase in interest income of approximately $185.5 million, and the higher yield on earning assets resulted in a decrease in interest income of approximately $68.7 million. The $66.9 million increase in interest expense was primarily the result of the higher level of average interest bearing liabilities due to the acquisition of Happy during the second quarter of 2022 and the increasing interest rate environment. The higher rates on interest bearing liabilities resulted in an increase in interest expense of approximately $52.8 million, and the increase in interest bearing liabilities resulted in an increase in interest expense of approximately $14.0 million.

Tables 2 and 3 reflect an analysis of net interest income on a fully taxable equivalent basis for the years ended December 31, 2023, 2022 and 2021, as well as changes in fully taxable equivalent net interest margin for the years 2023 compared to 2022 and 2022 compared to 2021.

Table 2: Analysis of Net Interest Income

	Years Ended December 31,		
	2023	**2022**	**2021**
	(Dollars in thousands)		
Interest income	$ 1,175,053	$ 877,766	$ 625,171
Fully taxable equivalent adjustment	5,506	8,663	7,079
Interest income – fully taxable equivalent	1,180,559	886,429	632,250
Interest expense	348,108	119,090	52,200
Net interest income – fully taxable equivalent	$ 832,451	$ 767,339	$ 580,050
Yield on earning assets – fully taxable equivalent	6.03 %	4.40 %	3.99 %
Cost of interest-bearing liabilities	2.52	0.87	0.49
Net interest spread – fully taxable equivalent	3.51	3.53	3.50
Net interest margin – fully taxable equivalent	4.25	3.81	3.66

Table 3: Changes in Fully Taxable Equivalent Net Interest Margin

	December 31,		
	2023 vs. 2022		2022 vs. 2021
	(In thousands)		
Increase in interest income due to change in earning assets	$	45,599	$ 185,499
Increase in interest income due to change in earning asset yields		248,531	68,680
Increase in interest expense due to change in interest-bearing liabilities		(4,945)	(14,048)
Increase in interest expense due to change in interest rates paid on interest-bearing liabilities		(224,073)	(52,842)
Increase in net interest income	$	65,112	$ 187,289

Table 4 shows, for each major category of earning assets and interest-bearing liabilities, the average amount outstanding, the interest income or expense on that amount and the average rate earned or expensed for the years ended December 31, 2023, 2022 and 2021. The table also shows the average rate earned on all earning assets, the average rate expensed on all interest-bearing liabilities, the net interest spread and the net interest margin for the same periods. The analysis is presented on a fully taxable equivalent basis. Non-accrual loans were included in average loans for the purpose of calculating the rate earned on total loans.

Table 4: Average Balance Sheets and Net Interest Income Analysis

	Years Ended December 31,								
	2023			2022			2021		
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
	(Dollars in thousands)								
ASSETS									
Earnings assets									
Interest-bearing balances due from banks	$ 319,733	$ 15,023	4.70 %	$ 2,444,541	$ 29,110	1.19 %	$ 2,596,460	$ 3,515	0.14 %
Federal funds sold	3,864	221	5.72	1,519	25	1.65	71	—	—
Investment securities – taxable	3,655,632	138,575	3.79	3,582,664	91,933	2.57	2,031,139	30,054	1.48
Investment securities – non-taxable	1,276,566	36,727	2.88	1,178,561	36,363	3.09	858,503	26,017	3.03
Loans receivable	14,314,732	990,013	6.92	12,940,998	728,998	5.63	10,375,457	572,664	5.52
Total interest-earning assets	19,570,527	1,180,559	6.03	20,148,283	886,429	4.40	15,861,630	632,250	3.99
Non-earning assets	2,647,383			2,405,057			1,597,355		
Total assets	$22,217,910			$22,553,340			$17,458,985		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Liabilities									
Interest-bearing liabilities									
Savings and interest-bearing transaction accounts	$11,162,244	$258,586	2.32 %	$11,520,781	$ 81,061	0.70 %	$ 8,716,004	$ 15,956	0.18 %
Time deposits	1,284,156	37,392	2.91	1,033,431	4,928	0.48	1,087,875	8,980	0.83
Total interest-bearing deposits	12,446,400	295,978	2.38	12,554,212	85,989	0.68	9,803,879	24,936	0.25
Federal funds purchased	44	3	6.82	220	2	0.91	—	—	—
Securities sold under agreement to repurchase	149,014	4,813	3.23	129,006	1,430	1.11	151,190	497	0.33
FHLB & other borrowed funds	753,152	30,825	4.09	473,839	11,076	2.34	400,000	7,604	1.90
Subordinated debentures	440,125	16,489	3.75	515,049	20,593	4.00	370,712	19,163	5.17
Total interest-bearing liabilities	13,788,735	348,108	2.52	13,672,326	119,090	0.87	10,725,781	52,200	0.49
Non-interest-bearing liabilities									
Non-interest-bearing deposits	4,599,241			5,378,906			3,924,341		
Other liabilities	198,634			171,390			124,724		
Total liabilities	18,586,610			19,222,622			14,774,846		
Stockholders' equity	3,631,300			3,330,718			2,684,139		
Total liabilities and stockholders' equity	$22,217,910			$22,553,340			$17,458,985		
Net interest spread			3.51 %			3.53 %			3.50 %
Net interest income and margin		$832,451	4.25		$767,339	3.81		$580,050	3.66

Table 5 shows changes in interest income and interest expense resulting from changes in volume and changes in interest rates for the year ended December 31, 2023 compared to 2022 and 2022 compared to 2021 on a fully taxable equivalent basis. The changes in interest rate and volume have been allocated to changes in average volume and changes in average rates, in proportion to the relationship of absolute dollar amounts of the changes in rates and volume.

Table 5: Volume/Rate Analysis

	Years Ended December 31,					
	2023 over 2022			2022 over 2021		
	Volume	Yield / Rate	Total	Volume	Yield / Rate	Total
	(In thousands)					
Increase (decrease) in:						
Interest income:						
Interest-bearing balances due from banks	$ (42,285)	$ 28,198	$ (14,087)	$ (218)	$ 25,813	$ 25,595
Federal funds sold	75	121	196	—	25	25
Investment securities – taxable	1,909	44,733	46,642	31,552	30,327	61,879
Investment securities – non-taxable	2,911	(2,547)	364	9,867	479	10,346
Loans receivable	82,989	178,026	261,015	144,298	12,036	156,334
Total interest income	45,599	248,531	294,130	185,499	68,680	254,179
Interest expense:						
Interest-bearing transaction and savings deposits	(2,600)	180,125	177,525	6,619	58,486	65,105
Time deposits	1,473	30,991	32,464	(429)	(3,623)	(4,052)
Federal funds purchased	(3)	4	1	1	1	2
Securities sold under agreement to repurchase	254	3,129	3,383	(83)	1,016	933
FHLB & other borrowed funds	8,685	11,064	19,749	1,547	1,925	3,472
Subordinated debentures	(2,864)	(1,240)	(4,104)	6,393	(4,963)	1,430
Total interest expense	4,945	224,073	229,018	14,048	52,842	66,890
Increase in net interest income	$ 40,654	$ 24,458	$ 65,112	$ 171,451	$ 15,838	$ 187,289

Provision for Credit Losses

The Company accounts for credit losses in accordance with ASC 326. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credits, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases.

Credit Loss Expense: During the year ended December 31, 2023, the Company recorded a $12.0 million provision for credit losses on loans, a $1.7 million provision for credit losses on investment securities and a recovery of $1.5 million provision for unfunded commitments.

Net charge-offs to average total loans decreased to 0.09% for the year ended December 31, 2023 from 0.11% for the year ended December 31, 2022. Non-performing loans to total loans increased from 0.42% as of December 31, 2022 to 0.44% as of December 31, 2023.

Loans. Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in the national unemployment rate, gross domestic product, national retail sales index, housing price indices and rental vacancy rate index.

Acquired loans. In accordance with ASC 326, the Company records both a discount and an allowance for credit losses on acquired loans. This is commonly referred to as "double accounting" or "double count."

The allowance for credit losses is measured based on call report segment as these types of loan exhibit similar risk characteristics. The identified loan segments are as follows:

- 1-4 family construction
- All other construction
- 1-4 family revolving home equity lines of credit ("HELOC") & junior liens
- 1-4 family senior liens
- Multifamily
- Owner occupies commercial real estate
- Non-owner occupied commercial real estate
- Commercial & industrial, agricultural, non-depository financial institutions, purchase/carry securities, other
- Consumer auto
- Other consumer
- Other consumer - SPF

The allowance for credit losses for each segment is measured through the use of the discounted cash flow method. Loans evaluated individually that are considered to be collateral dependent are not included in the collective evaluation. For these loans, where the Company has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the allowance for credit losses is measured based on the difference between the fair value of the collateral, net of estimated costs to sell, and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. The allowance for credit losses may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan, net of estimated costs to sell. For individually analyzed loans which are not considered to be collateral dependent, an allowance is recorded based on the loss rate for the respective pool within the collective evaluation.

Investments – Available-for-sale: The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326. The Company first assesses whether it intends to sell or is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities that do not meet these criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, and changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The Company has made the election to exclude accrued interest receivable on AFS securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Investments – Held-to-Maturity. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326. The Company measures expected credit losses on HTM securities on a collective basis by major security type, with each type sharing similar risk characteristics. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The Company has made the election to exclude accrued interest receivable on HTM securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed.

During the year ended December 31, 2023, one of the Company's AFS subordinated debt investment securities was downgraded below investment grade. As result, the Company wrote down the value of the investment to its unrealized loss position, which required a $1.7 million provision. The remaining $842,000 allowance for credit losses on AFS investments is associated with certain securities in the subordinated debt portfolio within the banking sector. These investments are classified within the other securities category of the AFS portfolio. The $2.0 million allowance for credit losses for the held-to-maturity portfolio was considered adequate. No additional provision for credit losses was considered necessary for the HTM portfolio.

Non-Interest Income

Total non-interest income was $169.9 million in 2023, compared to $175.1 million in 2022 and $137.6 million in 2021. Our recurring non-interest income includes service charges on deposit accounts, other service charges and fees, trust fees, mortgage lending, insurance commissions, increase in cash value of life insurance, fair value adjustment for marketable securities and dividends.

Table 6 measures the various components of our non-interest income for the years ended December 31, 2023, 2022, and 2021, respectively, as well as changes for the years 2023 compared to 2022 and 2022 compared to 2021.

Table 6: Non-Interest Income

	Years Ended December 31,			2023 Change from 2022		2022 Change from 2021	
	2023	2022	2021				
	(Dollars in thousands)						
Service charges on deposit accounts	$ 39,207	$ 37,114	$ 22,276	$ 2,093	5.6 %	$ 14,838	66.6 %
Other service charges and fees	44,188	44,588	36,451	(400)	(0.9)	8,137	22.3
Trust fees	17,892	12,855	1,960	5,037	39.2	10,895	555.9
Mortgage lending income	10,738	17,657	25,676	(6,919)	(39.2)	(8,019)	(31.2)
Insurance commissions	2,086	2,192	1,943	(106)	(4.8)	249	12.8
Increase in cash value of life insurance	4,655	3,800	2,049	855	22.5	1,751	85.5
Dividends from FHLB, FRB, FNBB & other	11,642	9,198	14,835	2,444	26.6	(5,637)	(38.0)
Gain on sale of SBA loans	278	183	2,380	95	51.9	(2,197)	(92.3)
Gain (loss) on sale of branches, equipment and other assets, net	1,507	15	(105)	1,492	(9946.7)	120	114.3
Gain on OREO, net	332	500	2,003	(168)	(33.6)	(1,503)	(75.0)
Gain on securities, net	—	—	219	—	—	(219)	(100.0)
Fair value adjustment for marketable securities	(1,094)	(1,272)	7,178	178	14.0	(8,450)	(117.7)
Other income	38,503	48,281	20,704	(9,778)	(20.3)	27,577	133.2
Total non-interest income	$ 169,934	$ 175,111	$ 137,569	$ (5,177)	(3.0)%	$ 37,542	27.3 %

Non-interest income decreased $5.2 million, or 3.0%, to $169.9 million for the year ended December 31, 2023 from $175.1 million for the same period in 2022. The primary factors that resulted in this decrease were the $9.8 million decrease in other income and the $6.9 million decrease in mortgage lending income, partially offset by the $5.0 million increase in trust fees. Other factors were changes related to service charges on deposit accounts, cash value of life insurance, dividends from FHLB, FRB, FNBB & other and gain on sale of branches, equipment and other assets.

Additional details for the year ended December 31, 2023 on some of the more significant changes are as follows:

- The $2.1 million increase in service charges on deposit accounts is primarily related to an increase in overdraft fees and service charge fees related to the acquisition of Happy.

- The $5.0 million increase in trust fees is primarily related to an increase in trust fees resulting from the acquisition of Happy.

- The $6.9 million decrease in mortgage lending income is primarily related to a decrease in volume of secondary market loans from the high volume of loans during 2022. The decrease in volume is due to the increase in interest rates.

- The $855,000 increase in cash value of life insurance is primarily related to the increase in bank owned life insurance resulting from the acquisition of Happy.

- The $2.4 million increase in dividends from FHLB, FRB, FNBB & other is primarily due to an increase in dividend income from FHLB and FRB stock holdings related to the acquisition of Happy and an increase in dividends on marketable securities, partially offset by a lower volume of dividends from equity investments.

- The $1.5 million increase in gain on sale of branches, equipment and other assets, net, is primarily due to the sales of buildings in Texas and Florida in 2023.

- The $9.8 million decrease in other income is primarily due to the $15.0 million in income in 2022 from the settlement of a lawsuit brought by the Company and a $6.0 million decrease in income for items previously charged-off, which were partially offset by $4.9 million increase in income from equity method investments, $3.1 million in BOLI death benefit income and a $2.8 million increase in rental income primarily related to the acquisition of Happy.

Non-interest income increased $37.5 million, or 27.3%, to $175.1 million for the year ended December 31, 2022 from $137.6 million for the same period in 2021. The primary factors that resulted in this increase were the $27.6 million increase in other income, the $14.8 million increase in service charges on deposit accounts and the $10.9 million increase in trust fees. Other factors were changes related to other service charges and fees, mortgage lending income, cash value of life insurance, dividends from FHLB, FRB, FNBB & other, gain on sale of SBA loans, gain on OREO and fair value adjustment for marketable securities.

Additional details for the year ended December 31, 2022 on some of the more significant changes are as follows:

- The $14.8 million increase in service charges on deposit accounts is primarily due to an increase in overdraft and service charge fees related to the acquisition of Happy.

- The $8.1 million increase in other service charges and fees is primarily due to an increase in interchange fees related to the acquisition of Happy.

- The $10.9 million increase in trust fees is primarily related to an increase in trust fees resulting from the acquisition of Happy.

- The $8.0 million decrease in mortgage lending income is primarily due to a decrease in volume of secondary market loans from the high volume of loans during 2021. The decrease in volume is due to the increase in interest rates.

- The $1.8 million increase in cash value of life insurance is primarily related to the increase in bank owned life insurance resulting from the acquisition of Happy.

- The $5.6 million decrease in dividends from FHLB, FRB, FNBB & other is primarily due to a decrease in special dividends from equity investments, partially offset by an increase in dividend income from marketable securities and an increase in FRB stock holdings related to the acquisition of Happy.

- The $2.2 million decrease in gain on sale of SBA loans is primarily due to the decrease in the volume of SBA loan sales during 2022.

- The $1.5 million decrease in gain on OREO resulted from a reduction in the level of sales of OREO during 2022.

- The $8.5 million decrease in the fair value adjustment for marketable securities is due to a reduction in the fair value of marketable securities held by the Company.

- The $27.6 million increase in other income is primarily due to $15.0 million in income from the settlement of a lawsuit brought by the Company and a $6.3 million adjustment for equity method investments. Other factors include a $2.1 million increase in additional income for items previously charged off, $2.5 million increase in rental income and a $2.0 million increase in investment brokerage fee income, partially offset by a $478,000 decrease in gain on life insurance.

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, occupancy and equipment, data processing, and other expenses such as advertising, merger and acquisition expenses, amortization of intangibles, electronic banking expense, FDIC and state assessment, insurance, legal and accounting fees and other professional fees.

Table 7 below sets forth a summary of non-interest expense for the years ended December 31, 2023, 2022, and 2021, as well as changes for the years ended 2023 compared to 2022 and 2022 compared to 2021.

Table 7: Non-Interest Expense

	Years Ended December 31,			2023 Change from 2022		2022 Change from 2021	
	2023	**2022**	**2021**				
	(Dollars in thousands)						
Salaries and employee benefits	$ 256,966	$ 238,885	$ 170,755	$ 18,081	7.6 %	$ 68,130	39.9 %
Occupancy and equipment	60,303	53,417	36,631	6,886	12.9	16,786	45.8
Data processing expense	36,329	34,942	24,280	1,387	4.0	10,662	43.9
Merger expense	—	49,594	1,886	(49,594)	(100.0)	47,708	2529.6
Other operating expenses:							
Advertising	8,850	7,974	4,855	876	11.0	3,119	64.2
Amortization of intangibles	9,685	8,853	5,683	832	9.4	3,170	55.8
Electronic banking expense	14,313	13,632	9,817	681	5.0	3,815	38.9
Directors' fees	1,814	1,491	1,614	323	21.7	(123)	(7.6)
Due from bank service charges	1,115	1,255	1,044	(140)	(11.2)	211	20.2
FDIC and state assessment	25,530	8,428	5,472	17,102	202.9	2,956	54.0
Hurricane expense	—	176	—	(176)	(100.0)	176	100.0
Insurance	3,567	3,705	3,118	(138)	(3.7)	587	18.8
Legal and accounting	5,230	9,401	3,703	(4,171)	(44.4)	5,698	153.9
Other professional fees	8,815	8,881	6,950	(66)	(0.7)	1,931	27.8
Operating supplies	3,138	3,120	1,915	18	0.6	1,205	62.9
Postage	2,081	2,078	1,283	3	0.1	795	62.0
Telephone	2,160	1,890	1,425	270	14.3	465	32.6
Other expense	32,967	27,905	18,086	5,062	18.1	9,819	54.3
Total non-interest expense	$ 472,863	$ 475,627	$ 298,517	$ (2,764)	(0.6)%	$ 177,110	59.3 %

Non-interest expense decreased $2.8 million, or 0.6%, to $472.9 million for the year ended December 31, 2023, from $475.6 million for the same period in 2022. The primary factors that resulted in this decrease was the decrease in merger expense, partially offset by increases in salaries and employee benefits expense and FDIC and state assessment expense. Other factors were changes related to occupancy and equipment expenses, data processing expenses, advertising expenses, amortization of intangibles, legal and accounting expenses and other expense.

Additional details for the year ended December 31, 2023 on some of the more significant changes are as follows:

- The $18.1 million increase in salaries and employee benefits expense is primarily due to the acquisition of Happy.

- The $6.9 million increase in occupancy and equipment expense is primarily due to increases in depreciation on buildings, machinery and equipment; utility expenses; lease expense; equipment maintenance and repairs; janitorial expenses; property taxes and other occupancy expenses related to the acquisition of Happy.

- The $1.4 million increase in data processing expense is primarily due to increases in telecommunication fees, depreciation of equipment and software, software licensing subscriptions, core processing expenses and computer expenses related to the acquisition of Happy.

- The $49.6 million decrease in merger and acquisition expense is due to costs associated with the acquisition of Happy.

- The $876,000 increase in advertising expense is primarily related to the acquisition of Happy.

- The $832,000 increase in amortization of intangibles is due to the acquisition of Happy.

- The $17.1 million increase in FDIC and state assessment expense is primarily due to the FDIC special assessment during the fourth quarter of 2023 and the acquisition of Happy during the second quarter of 2022. The $13.0 million FDIC special assessment was levied in order to recover the losses to the Deposit Insurance Fund associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank.

- The $4.2 million decrease in legal and accounting expense is primarily due to expenses related to a lawsuit brought by the Company which were incurred in 2022.

- The $5.1 million increase in other expenses is primarily related to the acquisition of Happy, partially offset by the reduction of $2.1 million in TRUPS redemption fees which were incurred in 2022.

Non-interest expense increased $177.1 million, or 59.3%, to $475.6 million for the year ended December 31, 2022, from $298.5 million for the same period in 2021. The primary factors that resulted in this increase was the increase in salaries and employee benefits expense and merger expense. Other factors were changes related to occupancy and equipment expenses, data processing expenses, electronic banking expense, FDIC and state assessment expense, legal and accounting expenses, other professional fees and other expense.

Additional details for the year ended December 31, 2022 on some of the more significant changes are as follows:

- The $68.1 million increase in salaries and employee benefits expense is primarily due to the acquisition of Happy.

- The $16.8 million increase in occupancy and equipment expense is primarily due to increases in depreciation on buildings, machinery and equipment; utility expenses; lease expense; equipment maintenance and repairs; janitorial expenses; property taxes and other occupancy expenses related to the acquisition of Happy.

- The $10.7 million increase in data processing expense is primarily due to increases in telecommunication fees, computer software fees, licensing fees, mobile banking, internet banking and cash management expenses related to the acquisition of Happy.

- The $47.7 million increase in merger and acquisition expense is due to costs associated with the acquisition of Happy.

- The $3.1 million increase in advertising expense is primarily related to the acquisition of Happy.

- The $3.2 million increase in amortization of intangibles is due to the acquisition of Happy.

- The $3.8 million increase in electronic banking expenses is primarily due to the increased debit card processing fees and interchange network expense resulting from the acquisition of Happy.

- The $3.0 million increase in FDIC and state assessment expense is primarily due to FDIC assessment reductions for 2021 and the acquisition of Happy during the second quarter of 2022.

- The $5.7 million increase in legal and accounting expense is primarily due to expenses related to a lawsuit brought by the Company.

- The $1.9 million increase in other professional fees is primarily related to the acquisition of Happy.

- The $1.2 million increase in operating expense is primarily due to the acquisition of Happy.

- The $9.8 million increase in other expenses is primarily related to the acquisition of Happy as well as $2.1 million in TRUPS redemption fees.

Income Taxes

During 2023, the Company increased its marginal tax rate from 24.6735% to 24.989%. In an effort to more accurately reflect legislative and current state income apportionment, the state tax rate was increased to 5.049%. This raised the blended rate to 24.989%.

During 2022, the Company lowered its marginal tax rate from 25.740% to 24.6735%. In an effort to more accurately reflect current state income apportionment and state tax rates, the state tax rate was lowered to 4.65%. This lowered the blended rate to 24.6735%. Apportionment changes related to the acquisition of Happy and statutory tax rate changes were the main drivers in the tax rate reduction.

During 2021, the Company lowered its marginal tax rate from 26.135% to 25.740%. In an effort to more accurately reflect current state income apportionment and state tax rates, the state tax rate was lowered to 6.0%, lowering the blended rate to 25.74%. Florida and Arkansas were the main drivers in the tax rate reduction.

Income tax expense increased $29.6 million, or 33.2%, to $119.0 million for the year ended December 31, 2023, from $89.3 million for 2022. Income tax expense decreased $8.4 million, or 8.6%, to $89.3 million for the year ended December 31, 2022, from $97.8 million for 2021. The effective tax rates for the years ended December 31, 2023, 2022 and 2021 were 23.24%, 22.64% and 23.45%, respectively. The Company's marginal tax rate was 24.989%, 24.6735% and 25.740% for years ended December 31, 2023, 2022 and 2021, respectively.

Financial Condition as of and for the Years Ended December 31, 2023 and 2022

Our total assets as of December 31, 2023 decreased $226.9 million to $22.66 billion from the $22.88 billion reported as of December 31, 2022. The decrease in total assets is primarily due to a $539.5 million decrease in investment securities resulting from paydowns and maturities, which was partially offset by a $275.4 million increase in cash and cash equivalents during the year. Our loan portfolio balance increased $15.2 million to $14.42 billion as of December 31, 2023, from $14.41 billion as of December 31, 2022. The increase in loans was due to $340.4 million in organic loan growth within our legacy footprint, which was partially offset by $325.2 million of organic loan decline from our Centennial CFG franchise during 2023. Total deposits decreased $1.15 billion to $16.79 billion as of December 31, 2023 compared to $17.94 billion as of December 31, 2022. The decrease in deposits was primarily due to the runoff of deposits during 2023 as a result of the rising interest rate environment. Stockholders' equity increased $264.7 million to $3.79 billion as of December 31, 2023, compared to $3.53 billion as of December 31, 2022. The increase in stockholders' equity is primarily associated with the $392.9 million in net income and the $56.4 million increase in accumulated other comprehensive income, which were partially offset by the $145.9 million of shareholder dividends paid and the repurchase of $48.3 million of our common stock during 2023. The improvement in stockholders' equity was 7.5% for the year ended December 31, 2023 compared to December 31, 2022.

Our total assets as of December 31, 2022 increased $4.83 billion to $22.88 billion from the $18.05 billion reported as of December 31, 2021. The increase in total assets is primarily due to the acquisition of $6.69 billion in total assets, net of purchase accounting adjustments, from Happy during the second quarter of 2022. Cash and cash equivalents decreased $2.93 billion, or 80.14%. Our loan portfolio balance increased $4.57 billion to $14.41 billion as of December 31, 2022, from $9.84 billion as of December 31, 2021. The increase in loans was due to the acquisition of $3.65 billion in loans, net of purchase accounting adjustments, from Happy in the second quarter of 2022 and $242.2 million in marine loans from LendingClub Bank during the first quarter of 2022, as well as $678.6 million in organic loan growth during 2022. Total deposits increased $3.68 billion to $17.94 billion as of December 31, 2022 compared to $14.26 billion as of December 31, 2021. The increase in deposits was primarily due to the acquisition of $5.86 billion in deposits, net of purchase accounting adjustments, from Happy in the second quarter of 2022, partially offset by $2.18 billion in deposit decline during the year. Stockholders' equity increased $760.6 million to $3.53 billion as of December 31, 2022, compared to $2.77 billion as of December 31, 2021. The increase in stockholders' equity is primarily associated with the $961.3 million in common stock issued to Happy shareholders for the acquisition of Happy on April 1, 2022 and $305.3 million in net income, which were partially offset by the $315.9 million decrease in accumulated other comprehensive income, $128.4 million of shareholder dividends paid and the repurchase of $70.9 million of our common stock during 2022. The improvement in stockholders' equity was 27.5% for the year ended December 31, 2022 compared to December 31, 2021.

Loan Portfolio

Our loan portfolio averaged $14.31 billion and $12.94 billion during the years ended December 31, 2023 and 2022, respectively. Loans receivable were $14.42 billion as of December 31, 2023 compared to $14.41 billion as of December 31, 2022, an increase of $15.2 million, or 0.1%.

During 2023, the Company experienced $15.2 million in organic loan growth. The $15.2 million in organic loan growth included $340.4 million in organic loan growth for our legacy footprint which was partially offset by $325.2 million of organic loan decline for Centennial CFG during 2023.

During 2022, the Company experienced an increase of approximately $4.57 billion in loans. The increase in loans was primarily due to the acquisition of $3.65 billion in loans, net of purchase accounting adjustments, from Happy and $242.2 million in marine loans from LendingClub Bank during 2022, as well as $678.6 million in organic loan growth. The $678.6 million in organic loan growth included $352.7 million in loan growth for Centennial CFG and $483.6 million in loan growth within the remaining footprint, partially offset by a $157.7 million decline in PPP loans during 2022.

The most significant components of the loan portfolio were commercial real estate, residential real estate, consumer and commercial and industrial loans. These loans are generally secured by residential or commercial real estate or business or personal property. Although these loans are primarily originated within our franchises in Arkansas, Florida, Texas, South Alabama and Centennial CFG, the property securing these loans may not physically be located within our market areas of Arkansas, Florida, Texas, Alabama and New York. Loans receivable were approximately $3.23 billion, $3.93 billion, $3.94 billion, $125.1 million, $1.24 billion and $1.95 billion as of December 31, 2023 in Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG, respectively.

As of December 31, 2023, we had $867.5 million of construction/land development loans which were collateralized by land. This consisted of $84.2 million for raw land and $783.3 million for land with commercial and/or residential lots.

Table 8 presents our loans receivable balances by category as of December 31, 2023 and 2022.

Table 8: Loans Receivable

	As of December 31,	
	2023	2022
	(In thousands)	
Real estate:		
Commercial real estate loans:		
Non-farm/non-residential	$ 5,549,954	$ 5,632,063
Construction/land development	2,293,047	2,135,266
Agricultural	325,156	346,811
Residential real estate loans:		
Residential 1-4 family	1,844,260	1,748,551
Multifamily residential	435,736	578,052
Total real estate	10,448,153	10,440,743
Consumer	1,153,690	1,149,896
Commercial and industrial	2,324,991	2,349,263
Agricultural	307,327	285,235
Other	190,567	184,343
Total loans receivable	$ 14,424,728	$ 14,409,480

Commercial Real Estate Loans. We originate non-farm and non-residential loans (primarily secured by commercial real estate), construction/land development loans, and agricultural loans, which are generally secured by real estate located in our market areas. Our commercial mortgage loans are generally collateralized by first liens on real estate and amortized (where defined) over a 15 to 30-year period with balloon payments due at the end of one to five years. These loans are generally underwritten by assessing cash flow (debt service coverage), primary and secondary source of repayment, the financial strength of any guarantor, the strength of the tenant (if any), the borrower's liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. Generally, we will loan up to 85% of the value of improved property, 65% of the value of raw land and 75% of the value of land to be acquired and developed. A first lien on the property and assignment of lease is required if the collateral is rental property, with second lien positions considered on a case-by-case basis.

As of December 31, 2023, commercial real estate loans totaled $8.17 billion, or 56.7% of loans receivable, as compared to $8.11 billion, or 56.3% of loans receivable, as of December 31, 2022. Commercial real estate loans originated in our Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG markets were $2.07 billion, $2.41 billion, $2.23 billion, $47.5 million, zero and $1.41 billion at December 31, 2023, respectively.

Residential Real Estate Loans. We originate one to four family, residential mortgage loans generally secured by property located in our primary market areas. Approximately 50.1% and 40.9% of our residential mortgage loans consist of owner occupied 1-4 family properties and non-owner occupied 1-4 family properties (rental), respectively, as of December 31, 2023, with the remaining 9.0% relating to condos and mobile homes. Residential real estate loans generally have a loan-to-value ratio of up to 90%. These loans are underwritten by giving consideration to many factors including the borrower's ability to pay, stability of employment or source of income, debt-to-income ratio, credit history and loan-to-value ratio.

As of December 31, 2023, residential real estate loans totaled $2.28 billion, or 15.8%, of loans receivable, compared to $2.33 billion, or 16.1% of loans receivable, as of December 31, 2022. Residential real estate loans originated in our franchises in our Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG markets were $511.2 million, $978.8 million, $611.4 million, $42.2 million, zero and $136.4 million at December 31, 2023, respectively.

Consumer Loans. Our consumer loans are composed of secured and unsecured loans originated by our bank, the primary portion of which consists of loans to finance USCG registered high-end sail and power boats within our SPF division The performance of consumer loans will be affected by the local and regional economies as well as the rates of personal bankruptcies, job loss, divorce and other individual-specific characteristics.

As of December 31, 2023, consumer loans totaled $1.15 billion, or 8.0% of loans receivable, compared to $1.15 billion, or 8.0% of loans receivable, as of December 31, 2022. Consumer loans originated in our Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG markets were $22.5 million, $8.2 million, $16.6 million, $513,000, $1.11 billion and zero at December 31, 2023, respectively.

Commercial and Industrial Loans. Commercial and industrial loans are made for a variety of business purposes, including working capital, inventory, equipment and capital expansion. The terms for commercial loans are generally one to seven years. Commercial loan applications must be supported by current financial information on the borrower and, where appropriate, by adequate collateral. Commercial loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary sources of repayment, the financial strength of any guarantor, the borrower's liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. The loan to value ratio depends on the type of collateral. Generally speaking, accounts receivable are financed at between 50% and 80% of accounts receivable less than 60 days past due. Inventory financing will range between 50% and 80% (with no work in process) depending on the borrower and nature of inventory. We require a first lien position for those loans.

As of December 31, 2023, commercial and industrial loans totaled $2.32 billion, or 16.1% of loans receivable, which compared to $2.35 billion, or 16.3% of loans receivable, as of December 31, 2022. Commercial and industrial loans originated in our Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG markets were $478.9 million, $471.6 million, $817.5 million, $29.5 million, $140.7 million and $386.9 million at December 31, 2023, respectively.

Agricultural Loans. Agricultural loans include loans for financing agricultural production, including loans to businesses or individuals engaged in the production of timber, poultry, livestock or crops and are not categorized as part of real estate loans. Our agricultural loans are generally secured by farm machinery, livestock, crops, vehicles or other agricultural-related collateral. A portion of our portfolio of agricultural loans is comprised of loans to individuals which would normally be characterized as consumer loans except for the fact that the individual borrowers are primarily engaged in the production of timber, poultry, livestock or crops.

As of December 31, 2023, agricultural loans totaled $307.3 million, or 2.1% of loans receivable, compared to the $285.2 million, or 2.0% of loans receivable as of December 31, 2022. Agricultural loans originated in our Arkansas and Texas markets were $52.8 million and $254.6 million, respectively, and zero in our Florida, Alabama, SPF and Centennial CFG markets at December 31, 2023.

Table 9 presents the distribution of the maturity of our total loans as of December 31, 2023. The table also presents the portion of our loans that have fixed interest rates and interest rates that fluctuate over the life of the loans based on changes in the interest rate environment.

The loans acquired during our acquisitions accrete interest income through accretion of the difference between the carrying amount of the loans and the expected cash flows. Increases in the credit quality or cash flows of loans (reflected as an adjustment to yield and accreted into income over the weighted-average life of the loans).

Table 9: Maturity Distribution of Loan Portfolio and Interest Rate Detail of Loans Due After One Year

	Maturity Distribution of Loan Portfolio				
	One Year or Less	Over One Year Through Five Years	Over Five Years Through Fifteen Years	Over Fifteen Years	Total Loans Receivable
	(In thousands)				
Real estate:					
Commercial real estate loans					
Non-farm/non-residential	$ 1,372,621	$ 2,689,873	$ 1,192,724	$ 294,736	$ 5,549,954
Construction/land development	834,738	997,149	267,636	193,524	2,293,047
Agricultural	64,652	121,477	90,588	48,439	325,156
Residential real estate loans					
Residential 1-4 family	242,194	331,692	295,159	975,215	1,844,260
Multifamily residential	103,295	233,636	72,163	26,642	435,736
Total real estate	2,617,500	4,373,827	1,918,270	1,538,556	10,448,153
Consumer	9,519	38,447	280,813	824,911	1,153,690
Commercial and industrial	649,941	1,215,332	434,024	25,694	2,324,991
Agricultural	227,852	64,267	14,468	740	307,327
Other	35,263	122,112	17,179	16,013	190,567
Total loans receivable	$ 3,540,075	$ 5,813,985	$ 2,664,754	$ 2,405,914	$ 14,424,728

	Loans Due After One Year		
	Predetermined Interest Rates	Floating or Adjustable Interest Rates	Total
	(In thousands)		
Real estate:			
Commercial real estate loans			
Non-farm/non-residential	$ 1,874,238	$ 2,303,095	$ 4,177,333
Construction/land development	291,927	1,166,382	1,458,309
Agricultural	111,659	148,845	260,504
Residential real estate loans			
Residential 1-4 family	554,437	1,047,629	1,602,066
Multifamily residential	177,035	155,406	332,441
Total real estate	3,009,296	4,821,357	7,830,653
Consumer	1,091,734	52,437	1,144,171
Commercial and industrial	557,660	1,117,390	1,675,050
Agricultural	30,331	49,144	79,475
Other	136,542	18,762	155,304
Total loans receivable	$ 4,825,563	$ 6,059,090	$ 10,884,653

Non-Performing Assets

We classify our problem loans into three categories: past due loans, special mention loans and classified loans (accruing and non-accruing).

When management determines that a loan is no longer performing, and that collection of interest appears doubtful, the loan is placed on non-accrual status. Generally, loans that are 90 days past due are placed on non-accrual status unless they are adequately secured and there is reasonable assurance of full collection of both principal and interest. Our management closely monitors all loans that are contractually 90 days past due, treated as "special mention" or otherwise classified or on non-accrual status.

Purchased loans that have experienced more than insignificant credit deterioration since origination are PCD loans. An allowance for credit losses is determined using the same methodology as other loans. For PCD loans not individually analyzed for impairment, the Company develops separate PCD models for each loan segment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a non-credit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through the provision for credit losses. The Company held approximately $130.7 million and $142.5 million in PCD loans, as of December 31, 2023 and 2022, respectively.

Table 10 sets forth information with respect to our non-performing assets as of December 31, 2023 and 2022. As of these dates, all non-performing restructured loans are included in non-accrual loans.

Table 10: Non-performing Assets

	As of December 31,	
	2023	**2022**
	(Dollars in thousands)	
Non-accrual loans	$ 59,971	$ 51,011
Loans past due 90 days or more (principal or interest payments)	4,130	9,845
Total non-performing loans	64,101	60,856
Other non-performing assets		
Foreclosed assets held for sale, net	30,486	546
Other non-performing assets	785	74
Total other non-performing assets	31,271	620
Total non-performing assets	$ 95,372	$ 61,476
Allowance for credit losses to non-accrual loans	480.62 %	567.86 %
Allowance for credit losses to non-performing loans	449.66	475.99
Non-accrual loans to total loans	0.42	0.35
Non-performing loans to total loans	0.44	0.42
Non-performing assets to total assets	0.42	0.27

Our non-performing loans are comprised of non-accrual loans and accruing loans that are contractually past due 90 days. Our bank subsidiary recognizes income principally on the accrual basis of accounting. When loans are classified as non-accrual, the accrued interest is charged off and no further interest is accrued, unless the credit characteristics of the loan improve. If a loan is determined by management to be uncollectible, the portion of the loan determined to be uncollectible is then charged to the allowance for credit losses.

Total non-performing loans were $64.1 million as of December 31, 2023, compared to $60.9 million as of December 31, 2022, for an increase of $3.2 million. The $3.2 million increase in non-performing loans is primarily the result of increases in non-performing loans in our Texas, Arkansas, SPF and Alabama markets of $11.3 million, $7.0 million, $452,000 and $9,000, respectively, which were partially offset by decreases in non-performing loans in our Florida and Centennial CFG markets of $11.2 million and $4.4 million, respectively. Non-performing loans at December 31, 2023, were $15.4 million, $9.3 million, $33.5 million, $413,000, $2.8 million and $2.7 million in the Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG markets, respectively.

The $2.7 million balance of non-accrual loans for our Centennial CFG Capital Markets Group consists of two loans that are assessed for credit risk by the Federal Reserve under the Shared National Credit Program. The loans are not current on either principal or interest, and we have reversed any interest that had accrued subsequent to the non-accrual date designated by the Federal Reserve. Any interest payments that are received will be applied to the principal balance. In addition, the $22.8 million balance of foreclosed assets held for sale for our Centennial CFG Property Finance Group consists of an office building located in California which was placed in foreclosed assets held for sale during the fourth quarter of 2023. This represents the largest component of the Company's $30.5 million in foreclosed assets held for sale.

Debt restructuring generally occurs when a borrower is experiencing, or is expected to experience, financial difficulties in the near term. As a result, we will work with the borrower to prevent further difficulties, and ultimately to improve the likelihood of recovery on the loan. In those circumstances it may be beneficial to restructure the terms of a loan and work with the borrower for the benefit of both parties, versus forcing the property into foreclosure and having to dispose of it in an unfavorable and depressed real estate market. When we have modified the terms of a loan, we usually either reduce the monthly payment and/or interest rate for generally about three to twelve months. For our restructured loans that accrue interest at the time the loan is restructured, it would be a rare exception to have charged-off any portion of the loan. As of December 31, 2023, we had $22.7 million of restructured loans that are in compliance with the modified terms and are not reported as past due or non-accrual. Our Florida market contains $17.4 million, our Arkansas market contains $1.7 million, our Texas market contains $1.4 million and our New York region contains $2.2 million of these restructured loans.

A loan modification that might not otherwise be considered may be granted. These loans can involve loans remaining on non-accrual, moving to non-accrual, or continuing on an accrual status, depending on the individual facts and circumstances of the borrower. Generally, a non-accrual loan that is restructured remains on non-accrual for a period of nine months to demonstrate that the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can pay under the new terms and may result in the loan being returned to an accrual status after a shorter performance period. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan will remain in a non-accrual status.

The majority of the Bank's restructured loans relate to real estate lending and generally involve reducing the interest rate, changing from a principal and interest payment to interest-only, lengthening the amortization period, or a combination of some or all of the three. In addition, it is common for the Bank to seek additional collateral or guarantor support when modifying a loan. At December 31, 2023, the amount of restructured loans was $24.6 million. As of December 31, 2023, 92.1% of all restructured loans were performing to the terms of the restructure.

Total foreclosed assets held for sale were $30.5 million as of December 31, 2023, compared to $546,000 as of December 31, 2022 for a increase of $29.9 million. The foreclosed assets held for sale as of December 31, 2023 are comprised of approximately $167,000 of assets located in Arkansas, $7.3 million of assets located in Florida, zero located in Alabama, $22.8 million of assets in our Centennial CFG market and $264,000 located in Texas. The increase in total foreclosed assets held for sale was primarily due to the addition of two properties during 2023. The first is an office building located in Santa Monica, California with a carrying value of $22.8 million, and the second is an office building located in Miami, Florida with a carrying value of $7.0 million. These two properties account for $29.8 million of the balance of foreclosed assets held for sale at December 31, 2023.

Table 11 shows the summary of foreclosed assets held for sale as of December 31, 2023 and 2022.

Table 11: Total Foreclosed Assets Held for Sale

	December 31	
	2023	2022
	(In thousands)	
Commercial real estate loans		
Non-farm/non-residential	$ 29,894	$ 118
Construction/land development	47	47
Residential real estate loans		
Residential 1-4 family	545	260
Multifamily residential	—	121
Total foreclosed assets held for sale	$ 30,486	$ 546

The Company had $94.9 million and $221.1 million in impaired loans (which includes loans individually analyzed for credit losses for which a specific reserve has been recorded, non-accrual loans, loans past due 90 days or more and restructured loans made to borrowers experiencing financial difficulty) as of December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023, average impaired loans were $160.9 million compared to $297.7 million as of December 31, 2022. The amortized cost balance for loans with a specific allocation decreased from $168.6 million to $10.5 million, and the specific allocation for impaired loans decreased by approximately $24.8 million for the period ended December 31, 2023 compared to the period ended December 31, 2022. As of December 31, 2023, our Arkansas, Florida, Texas, Alabama, SPF and Centennial CFG markets accounted for approximately $22.8 million, $26.8 million, $37.2 million, $413,000, $2.8 million and $4.9 million of the impaired loans, respectively.

Past Due and Non-Accrual Loans

Table 12 shows the summary non-accrual loans as of December 31, 2023 and 2022:

Table 12: Total Non-Accrual Loans

	As of December 31,	
	2023	2022
	(In thousands)	
Real estate:		
Commercial real estate loans		
Non-farm/non-residential	$ 13,178	$ 12,219
Construction/land development	12,094	1,977
Agricultural	431	278
Residential real estate loans		
Residential 1-4 family	20,351	18,083
Total real estate	46,054	32,557
Consumer	3,423	2,842
Commercial and industrial	9,982	14,920
Agricultural & other	512	692
Total non-accrual loans	$ 59,971	$ 51,011

If the non-accrual loans had been accruing interest in accordance with the original terms of their respective agreements, interest income of approximately $5.4 million for the year ended December 31, 2023, $4.0 million in 2022, and $2.4 million in 2021 would have been recorded. Interest income recognized on the non-accrual loans for the years ended December 31, 2023, 2022 and 2021 was considered immaterial.

Table 13 shows the summary of accruing past due loans 90 days or more as of December 31, 2023 and 2022:

Table 13: Total Loans Accruing Past Due 90 Days or More

	As of December 31,	
	2023	2022
	(In thousands)	
Real estate:		
Commercial real estate loans		
Non-farm/non-residential	$ 2,177	$ 1,844
Construction/land development	255	31
Residential real estate loans		
Residential 1-4 family	84	1,374
Total real estate	2,516	3,249
Consumer	79	35
Commercial and industrial	1,535	6,300
Other	—	261
Total loans accruing past due 90 days or more	$ 4,130	$ 9,845

Our total loans accruing past due 90 days or more and non-accrual loans to total loans was 0.44% and 0.42% as of December 31, 2023 and 2022, respectively.

Allowance for Credit Losses

Overview. The allowance for credit losses on loans receivable is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed and expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The Company uses the DCF method to estimate expected losses for all of Company's loan pools. These pools are as follows: construction & land development; other commercial real estate; residential real estate; commercial & industrial; and consumer & other. The loan portfolio pools were selected in order to generally align with the loan categories specified in the quarterly call reports required to be filed with the Federal Financial Institutions Examination Council. For each of these loan pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data. The Company uses regression analysis of historical internal and peer data to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the loss drivers.

For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts to a historical loss rate over four quarters on a straight-line basis. Management leverages economic projections from a reputable and independent third party to inform its loss driver forecasts over the four-quarter forecast period. Other internal and external indicators of economic forecasts are also considered by management when developing the forecast metrics.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in the national unemployment rate, gross domestic product, national retail sales index, housing price indices and rental vacancy rate index.

The allowance for credit losses is measured based on call report segment as these types of loan exhibit similar risk characteristics. The identified loan segments are as follows:

- 1-4 family construction
- All other construction
- 1-4 family revolving home equity lines of credit ("HELOC") & junior liens
- 1-4 family senior liens
- Multifamily
- Owner occupies commercial real estate
- Non-owner occupied commercial real estate
- Commercial & industrial, agricultural, non-depository financial institutions, purchase/carry securities, other
- Consumer auto
- Other consumer
- Other consumer - SPF

The combination of adjustments for credit expectations (default and loss) and time expectations prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the instrument level. Instrument effective yield is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows are then discounted at that effective yield to produce an instrument-level net present value of expected cash flows ("NPV"). An allowance for credit loss is established for the difference between the instrument's NPV and amortized cost basis.

The allowance for credit losses for each segment is measured through the use of the discounted cash flow method. Loans evaluated individually that are considered to be impaired are not included in the collective evaluation. For those loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. For loans for which a specific reserve is not recorded, an allowance is recorded based on the loss rate for the respective pool within the collective evaluation if a specific reserve is not recorded.

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies:

- Management has a reasonable expectation at the reporting date that restructured loans made to borrowers experiencing financial difficulty will be executed with an individual borrower.

- The extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

Management qualitatively adjusts model results for risk factors that are not considered within our modeling processes but are nonetheless relevant in assessing the expected credit losses within our loan pools. These Q-Factors and other qualitative adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. The various risks that may be considered in making Q-Factor and other qualitative adjustments include, among other things, the impact of (i) changes in lending policies, procedures and strategies; (ii) changes in nature and volume of the portfolio; (iii) staff experience; (iv) changes in volume and trends in classified loans, delinquencies and nonaccruals; (v) concentration risk; (vi) trends in underlying collateral values; (vii) external factors such as competition, legal and regulatory environment; (viii) changes in the quality of the loan review system and (ix) economic conditions.

Loans considered to be collateral dependent, according to ASC 326, are loans for which, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The aggregate amount of collateral shortfall on such loans is utilized in evaluating the adequacy of the allowance for credit losses and amount of provisions thereto. Losses on collateral dependent loans are charged against the allowance for credit losses when in the process of collection, it appears likely that such losses will be realized. The accrual of interest on collateral dependent loans is discontinued when, in management's opinion the collection of interest is doubtful or generally when loans are 90 days or more past due. When accrual of interest is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans are placed on non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful, or generally when loans are 90 days or more past due. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. Accrued interest related to non-accrual loans is generally charged against the allowance for credit losses when accrued in prior years and reversed from interest income if accrued in the current year. Interest income on non-accrual loans may be recognized to the extent cash payments are received, although the majority of payments received are usually applied to principal. Non-accrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due, the customer has made required payments for at least six months, and we reasonably expect to collect all principal and interest.

Acquisition Accounting and Acquired Loans. We account for our acquisitions under FASB ASC Topic 805, *Business Combinations,* which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, and liabilities assumed are recorded at fair value. In accordance with ASC 326, the Company records both a discount and an allowance for credit losses on acquired loans. All purchased loans are recorded at fair value in accordance with the fair value methodology prescribed in FASB ASC Topic 820, *Fair Value Measurements.* The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Purchased loans that have experienced more than insignificant credit deterioration since origination are PCD loans. An allowance for credit losses is determined using the same methodology as other loans. For PCD loans not individually analyzed for impairment, the Company develops separate PCD models for each loan segment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a non-credit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through the provision for credit losses.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Specific Allocations. As a general rule, if a specific allocation is warranted, it is the result of a credit loss analysis of a previously classified credit or relationship. Typically, when it becomes evident through the payment history or a financial statement review that a loan or relationship is no longer supported by the cash flows of the asset and/or borrower and has become collateral dependent, we will use appraisals or other collateral analysis to determine if a specific allocation is needed. The amount or likelihood of loss on this credit may not yet be evident, so a charge-off would not be prudent. However, if the analysis indicates that a specific allocation is needed, then a specific allocation will be determined for this loan. This analysis is performed each quarter in connection with the preparation of the analysis of the adequacy of the allowance for credit losses, and if necessary, adjustments are made to the specific allocation provided for a particular loan..

For collateral dependent loans, we do not consider an appraisal outdated simply due to the passage of time. However, if an appraisal is older than 13 months and if market or other conditions have deteriorated and we believe that the current market value of the property is not within approximately 20% of the appraised value, we will consider the appraisal outdated and order either a new appraisal or an internal valuation report for the credit loss analysis. The recognition of any provision or related charge-off on a collateral dependent loan is either through annual credit analysis or, many times, when the relationship becomes delinquent. If the borrower is not current, we will update our credit and cash flow analysis to determine the borrower's repayment ability. If we determine this ability does not exist and it appears that the collection of the entire principal and interest is not likely, then the loan could be placed on non-accrual status. In any case, loans are classified as non-accrual no later than 105 days past due. If the loan requires a quarterly credit loss analysis, this analysis is completed in conjunction with the completion of the analysis of the adequacy of the allowance for credit losses. Any exposure identified through the credit loss analysis is shown as a specific reserve. If it is determined that a new appraisal or internal validation report is required, it is ordered and will be taken into consideration during completion of the next credit loss analysis.

In estimating the net realizable value of the collateral, management may deem it appropriate to discount the appraisal based on the applicable circumstances. In such case, the amount charged off may result in loan principal outstanding being below fair value as presented in the appraisal.

Between the receipt of the original appraisal and the updated appraisal, we monitor the loan's repayment history. If the loan is $3.0 million or greater or the total loan relationship is $5.0 million or greater, our policy requires an annual credit review. Our policy requires financial statements from the borrowers and guarantors at least annually. In addition, we calculate the global repayment ability of the borrower/guarantors at least annually.

As a general rule, when it becomes evident that the full principal and accrued interest of a loan may not be collected, generally at 90 days past due, or by law at 105 days past due, we will reflect that loan as non-performing. It will remain non-performing until it performs in a manner that it is reasonable to expect that we will collect the full principal and accrued interest.

When the amount or likelihood of a loss on a loan has been determined, a charge-off should be taken in the period it is determined. If a partial charge-off occurs, the quarterly impairment analysis will determine if the loan is still impaired, and thus continues to require a specific allocation.

The Company had $94.9 million and $221.1 million in impaired loans (which includes loans individually analyzed for credit losses for which a specific reserve has been recorded, non-accrual loans, loans past due 90 days or more and restructured loans made to borrowers experiencing financial difficulty) at December 31, 2023 and 2022, respectively.

Loans Collectively Evaluated for Credit Loss. Loans receivable collectively evaluated for credit loss increased by approximately $62.3 million from $14.19 billion at December 31, 2022 to $14.25 billion at December 31, 2023. The percentage of the allowance for credit losses allocated to loans receivable collectively evaluated for credit loss to the total loans collectively evaluated for impairment increased from 1.82% at December 31, 2022 to 1.98% at December 31, 2023.

Charge-offs and Recoveries. Total charge-offs decreased to $16.1 million for the year ended December 31, 2023, compared to $17.3 million for the year ended December 31, 2022. Total recoveries decreased to $2.7 million for the year ended December 31, 2023, compared to $3.2 million for the same period in 2022.

Net loans charged off for the years ended December 31, 2023 and 2022 were $13.4 million and $14.0 million, respectively. For the years ended December 31, 2023 and 2022, approximately $2.2 million and $1.4 million, respectively, of the net charge-offs were from our Arkansas market. For the years ended December 31, 2023 and 2022, approximately $2.3 million and $4.5 million, respectively, of the net charge-offs were from our Florida market. For the years ended December 31, 2023 and 2022, approximately $4.0 million and $5.4 million, respectively, of the net charge-offs were from our Texas market. Approximately $36,000 and $55,000 related to net charge-offs for the years ended December 31, 2023 and 2022, respectively, on loans in our Alabama market. For the years ended December 31, 2023 and 2022, approximately $305,000 and $290,000 of the net charge-offs were from our SPF market. For the years ended December 31, 2023 and 2022, approximately $4.6 million and $2.3 million, respectively, of the net charge-offs were from our Centennial CFG market.

While the 2023 charge-offs and recoveries consisted of many relationships, there were two individual relationships that consisted of charge-offs greater than $1.0 million. The first was a $3.1 million charge-off for a commercial and industrial loan in our Centennial CFG market, and the second was a $1.5 million charge-off for a commercial real estate loan in our Florida market.

While the 2022 charge-offs and recoveries consisted of many relationships, there were three individual relationships consisting of charge-offs greater than $1.0 million. The first was a $4.0 million charge-off for a commercial and industrial loan in our Florida market. The second was a $3.6 million charge-off for a commercial and industrial loan in our Centennial CFG market, and the third was a $1.5 million charge-off for a commercial and industrial loan in our Centennial CFG market.

We have not charged off an amount less than what was determined to be the fair value of the collateral as presented in the appraisal, less estimated costs to sell (for collateral dependent loans), for any period presented. Loans partially charged-off are placed on non-accrual status until it is proven that the borrower's repayment ability with respect to the remaining principal balance can be reasonably assured. This is usually established over a period of 6-12 months of timely payment performance.

Table 14 shows the allowance for credit losses, charge-offs and recoveries for loans as of and for the years ended December 31, 2023 and 2022.

Table 14: Analysis of Allowance for Credit Losses

	As of December 31,	
	2023	2022
	(Dollars in thousands)	
Balance, beginning of year	$ 289,669	$ 236,714
Allowance for credit losses on acquired PCD loans	—	16,816
Loans charged off		
Real estate:		
Commercial real estate loans:		
Non-farm/non-residential	2,328	—
Construction/land development	263	1
Agricultural	7	—
Residential real estate loans:		
Residential 1-4 family	269	410
Multifamily residential	—	36
Total real estate	2,867	447
Consumer	543	2,332
Commercial and industrial	9,157	9,773
Other	3,488	4,715
Total loans charged off	16,055	17,267
Recoveries of loans previously charged off		
Real estate:		
Commercial real estate loans:		
Non-farm/non-residential	533	967
Construction/land development	113	405
Residential real estate loans:		
Residential 1-4 family	321	118
Multifamily residential	8	1
Total real estate	975	1,491
Consumer	101	143
Commercial and industrial	583	780
Other	1,011	822
Total recoveries	2,670	3,236
Net loans charged off (recovered)	13,385	14,031
Provision for credit loss - loans	11,950	5,000
Provision for credit loss - acquired loans	—	45,170
Balance, end of year	$ 288,234	$ 289,669
Net charge-offs (recoveries) to average loans receivable	0.09 %	0.11 %
Allowance for credit losses to total loans	2.00	2.01
Allowance for credit losses to net charge-offs (recoveries)	2,153.41	2,064.49

Net charge-offs to average loans receivable were 0.09% and 0.11% as of December 31, 2023 and 2022, respectively. The low level of charge-offs for the year emphasize the Company's strong asset quality, and additional disclosure of net charge-offs to average loans outstanding by loan category is not considered necessary.

Table 15 presents the allocation of allowance for credit losses as of December 31, 2023 and 2022.

Table 15: Allocation of Allowance for Credit Losses

	December 31, 2023			
	2023		2022	
	Allowance Amount	% of loans[1]	Allowance Amount	% of loans[1]
	(Dollars in thousands)			
Real estate:				
Commercial real estate loans:				
Non-farm/non- residential	$ 77,194	38.5 %	$ 92,197	39.1 %
Construction/land development	33,877	15.9	32,243	14.8
Agricultural residential real estate loans:	1,441	2.3	1,651	2.4
Residential real estate loans:				
Residential 1-4 family	51,313	12.8	45,312	12.1
Multifamily residential	4,547	3.0	5,651	4.0
Total real estate	168,372	72.5	177,054	72.4
Consumer	24,728	8.0	20,907	8.0
Commercial and industrial	91,551	16.1	88,131	16.3
Agricultural	1,259	2.1	1,223	2.0
Other	2,324	1.3	2,354	1.3
Total	$ 288,234	100.0 %	$ 289,669	100.0 %

(1) Percentage of loans in each category to total loans receivable.

Investment Securities

Our securities portfolio is the second largest component of earning assets and provides a significant source of revenue. Securities within the portfolio are classified as held-to-maturity, available-for-sale, or trading based on the intent and objective of the investment and the ability to hold to maturity. Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities. The estimated effective duration of our securities portfolio was 5.07 years as of December 31, 2023.

Securities held-to-maturity, which include any security for which we have the positive intent and ability to hold until maturity, are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized/ accreted to the call date to interest income using the constant effective yield method over the estimated life of the security. We had $1.28 billion and $1.29 billion of held-to-maturity securities at December 31, 2023 and 2022, respectively. As of December 31, 2023, $1.11 billion, or 86.5%, were invested in obligations of state and political subdivisions, compared to $1.11 billion, or 86.2%, as of December 31, 2022. As of December 31, 2023, $43.3 million, or 3.4%, were invested in obligations of U.S. Government-sponsored enterprises, compared to $43.0 million, or 3.3%, as of December 31, 2022. As of December 31, 2023, $130.3 million, or 10.2%, were invested in U.S. Government-sponsored mortgage-backed securities, compared to $135.0 million, or 10.5%, as of December 31, 2022.

Securities available-for-sale are reported at fair value with unrealized holding gains and losses reported as a separate component of stockholders' equity as other comprehensive income. Securities that are held as available-for-sale are used as a part of our asset/ liability management strategy. Securities that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors are classified as available-for-sale. Available-for-sale securities were $3.51 billion and $4.04 billion as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, $1.52 billion, or 43.3%, of our available-for-sale securities were invested in U.S. government-sponsored mortgage-backed securities, compared to $1.69 billion, or 41.7%, of our available-for-sale securities as of December 31, 2022. To reduce our income tax burden, $916.3 million, or 26.1%, of our available-for-sale securities portfolio as of December 31, 2023, were primarily invested in tax-exempt obligations of state and political subdivisions, compared to $906.3 million, or 22.4%, of our available-for-sale securities as of December 31, 2022. We had $346.6 million, or 9.9%, invested in obligations of U.S. Government-sponsored enterprises as of December 31, 2023, compared to $661.8 million, or 16.4%, of our available-for-sale securities as of December 31, 2022. We had $363.5 million, or 10.4%, invested in non-government-sponsored asset backed securities as of December 31, 2023, compared to $414.4 million, or 10.3%, of our available-for-sale securities as of December 31, 2022. As of December 31, 2023, $175.4 million, or 5.0%, of our available-for-sale securities were invested in private mortgage-backed securities, compared to $179.1 million, or 4.4%, of our available-for-sale securities as of December 31, 2022. Also, we had approximately $185.6 million, or 5.3%, invested in other securities as of December 31, 2023, compared to $194.5 million, or 4.8% of our available-for-sale securities as of December 31, 2022.

The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326. The Company first assesses whether it intends to sell or if it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities that do not meet this criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

During the year ended December 31, 2023, one of the Company's AFS subordinated debt investment securities was downgraded below investment grade. As result, the Company wrote down the value of the investment to its unrealized loss position, which required a $1.7 million provision. The remaining $842,000 allowance for credit losses on AFS investments is associated with certain securities in the subordinated debt portfolio within the banking sector. These investments are classified within the other securities category of the AFS portfolio. The $2.0 million allowance for credit losses for the held-to-maturity portfolio was considered adequate. No additional provision for credit losses was considered necessary for the HTM portfolio.

Table 16 presents the carrying value and fair value of available-for-sale and held-to-maturity investment securities as of December 31, 2023 and 2022.

Table 16: Investment Securities

	December 31, 2023					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)					
Available-for-sale						
U.S. government-sponsored enterprises	$ 361,494	$ —	$ 361,494	$ 2,247	$ (17,093)	$ 346,648
U.S. government-sponsored mortgage-backed securities	1,711,668	—	1,711,668	310	(191,557)	1,520,421
Private mortgage-backed securities	191,522	—	191,522	—	(16,117)	175,405
Non-government-sponsored asset backed securities	370,203	—	370,203	821	(7,551)	363,473
State and political subdivisions	990,318	—	990,318	1,938	(75,931)	916,325
Other securities	215,722	(2,525)	213,197	402	(28,030)	185,569
Total	$3,840,927	$ (2,525)	$3,838,402	$ 5,718	$ (336,279)	$3,507,841

	December 31, 2023					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)					
Held-to-maturity						
U.S. government-sponsored enterprises	$ 43,285	$ —	$ 43,285	$ —	$ (2,607)	$ 40,678
U.S. government-sponsored mortgage-backed securities	130,278	—	130,278	106	(4,362)	126,022
State and political subdivisions	1,110,424	(2,005)	1,108,419	456	(105,094)	1,003,781
Total	$1,283,987	$ (2,005)	$1,281,982	$ 562	$ (112,063)	$1,170,481

	December 31, 2022					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)					
Available-for-sale						
U.S. government-sponsored enterprises	$ 682,316	$ —	$ 682,316	$ 2,713	$ (23,209)	$ 661,820
U.S. government-sponsored mortgage-backed securities	1,900,796	—	1,900,796	71	(215,405)	1,685,462
Private mortgage-backed securities	197,435	—	197,435	—	(18,302)	179,133
Non-government-sponsored asset backed securities	428,933	—	428,933	95	(14,654)	414,374
State and political subdivisions	1,021,188	(842)	1,020,346	1,649	(115,698)	906,297
Other securities	214,952	—	214,952	251	(20,699)	194,504
Total	$4,445,620	$ (842)	$4,444,778	$ 4,779	$ (407,967)	$4,041,590

	December 31, 2022					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)					
Held-to-maturity						
U.S. government-sponsored enterprises	$ 43,017	$ —	$ 43,017	$ —	$ (3,349)	$ 39,668
U.S. government-sponsored mortgage-backed securities	135,000	—	135,000	131	(3,756)	131,375
State and political subdivisions	1,111,693	(2,005)	1,109,688	65	(154,650)	955,103
Total	$1,289,710	$ (2,005)	$1,287,705	$ 196	$ (161,755)	$1,126,146

Table 17 reflects the amortized cost and estimated fair value of available-for-sale and held-to-maturity securities as of December 31, 2023 and 2022, by contractual maturity as well as the weighted-average yields (for tax-exempt obligations on a fully taxable equivalent basis) of those securities by contractual maturity. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

Table 17: Maturity and Yield Distribution of Investment Securities

	December 31, 2023						
	1 Year or Less	1 Year Through 5 Years	5 Years Through 10 Years	Over 10 Years	Monthly Amortizing Securities	Total Amortized Cost	Total Fair Value
	(Dollars in thousands)						
Available-for-sale							
U.S. government-sponsored enterprises	$ 16,787	$ 131,363	$ 117,199	$ 96,145	$ —	$ 361,494	$ 346,648
U.S. government-sponsored mortgage-backed securities	—	—	—	—	1,711,668	1,711,668	1,520,421
Private mortgage-backed securities	—	—	—	—	191,522	191,522	175,405
Non-government-sponsored asset backed securities	—	—	—	—	370,203	370,203	363,473
State and political subdivisions	2,540	41,095	130,784	815,899	—	990,318	916,325
Other securities	—	52,328	153,020	10,374	—	215,722	185,569
Total	$ 19,327	$ 224,786	$ 401,003	$ 922,418	$2,273,393	$3,840,927	$ 3,507,841
Percentage of total amortized cost	0.5 %	5.9 %	10.4 %	24.0 %	59.2 %	100.0 %	

	December 31, 2023						
	1 Year or Less	1 Year Through 5 Years	5 Years Through 10 Years	Over 10 Years	Monthly Amortizing Securities	Total Amortized Cost	Total Fair Value
	(Dollars in thousands)						
Held-to-maturity							
U.S. government-sponsored enterprises	$ —	$ 9,510	$ 33,775	$ —	$ —	$ 43,285	$ 40,678
U.S. government-sponsored mortgage-	—	—	—	—	130,278	130,278	126,022
State and political subdivisions	—	17,988	272,169	820,267	—	1,110,424	1,003,781
Total	$ —	$ 27,498	$ 305,944	$ 820,267	$ 130,278	$1,283,987	$ 1,170,481
Percentage of total amortized cost	— %	2.1 %	23.8 %	63.9 %	10.2 %	100.0 %	

	December 31, 2023					
	1 Year or Less	1 Year Through 5 Years	5 Years Through 10 Years	Over 10 Years	Monthly Amortizing Securities	Tax Equivalent Yield
	(Dollars in thousands)					
Available-for-sale						
U.S. government-sponsored enterprises	1.79 %	2.53 %	3.65 %	6.04 %	— %	3.79 %
U.S. government-sponsored mortgage-backed securities	—	—	—	—	2.63	2.63
Private mortgage-backed securities	—	—	—	—	3.87	3.87
Non-government-sponsored asset backed securities	—	—	—	—	6.41	6.41
State and political subdivisions	3.88	3.00	3.14	2.83	—	2.88
Other securities	—	3.99	4.19	4.75	—	4.17
Held-to-maturity						
U.S. government-sponsored enterprises	— %	2.45 %	3.20 %	— %	— %	3.04 %
U.S. government-sponsored mortgage-backed securities	—	—	—	—	4.22	4.22
State and political subdivisions	—	3.04	3.22	3.51	—	3.43

	December 31, 2022						
	1 Year or Less	1 Year Through 5 Years	5 Years Through 10 Years	Over 10 Years	Monthly Amortizing Securities	Total Amortized Cost	Total Fair Value
	(Dollars in thousands)						
Available-for-sale							
U.S. government-sponsored enterprises	$ 257,082	$ 96,882	$ 198,889	$ 129,463	$ —	$ 682,316	$ 661,820
U.S. government-sponsored mortgage-backed securities	—	—	—	—	1,900,796	1,900,796	1,685,462
Private mortgage-backed securities	—	—	—	—	197,435	197,435	179,133
Non-government-sponsored asset backed securities	—	—	—	—	428,933	428,933	414,374
State and political subdivisions	3,808	25,231	108,082	884,067	—	1,021,188	906,297
Other securities	8,500	41,248	149,848	15,356	—	214,952	194,504
Total	$ 269,390	$ 163,361	$ 456,819	$1,028,886	$2,527,164	$4,445,620	$ 4,041,590
Percentage of total amortized cost	6.1 %	3.7 %	10.3 %	23.1 %	56.8 %	100.0 %	

	December 31, 2022						
	1 Year or Less	1 Year Through 5 Years	5 Years Through 10 Years	Over 10 Years	Monthly Amortizing Securities	Total Amortized Cost	Total Fair Value
	(Dollars in thousands)						
Held-to-maturity							
U.S. government-sponsored enterprises	$ —	$ —	$ 43,017	$ —	$ —	$ 43,017	$ 39,668
U.S. government-sponsored mortgage-	—	—	—	—	135,000	135,000	131,375
State and political subdivisions	—	4,782	173,165	933,746	—	1,111,693	955,103
Other securities	—	—	—	—	—	—	—
Total	$ —	$ 4,782	$ 216,182	$ 933,746	$ 135,000	$1,289,710	$ 1,126,146
Percentage of total amortized cost	— %	0.4 %	16.8 %	72.4 %	10.4 %	100.0 %	

	December 31, 2022					
	1 Year or Less	1 Year Through 5 Years	5 Years Through 10 Years	Over 10 Years	Monthly Amortizing Securities	Tax Equivalent Yield
	(Dollars in thousands)					
Available-for-sale						
U.S. government-sponsored enterprises	2.97 %	2.03 %	2.69 %	3.64 %	— %	2.88 %
U.S. government-sponsored mortgage-backed securities	—	—	—	—	2.45	2.45
Private mortgage-backed securities	—	—	—	—	3.73	3.73
Non-government-sponsored asset backed securities	—	—	—	—	4.98	4.98
State and political subdivisions	4.35	3.46	2.99	2.84	—	2.88
Other securities	—	4.58	3.81	5.34	—	4.13
Held-to-maturity						
U.S. government-sponsored enterprises	— %	— %	3.04 %	— %	— %	3.04 %
U.S. government-sponsored mortgage-backed securities	—	—	—	—	4.24	4.24
State and political subdivisions	—	3.17	3.25	3.58	—	3.53

The weighted average tax-equivalent yield is calculated by multiplying the carried book value by the tax-equivalent yield for each security and is then grouped by investment type and maturity. Tax-exempt obligations have been computed on a tax-equivalent basis. Taxable-equivalent adjustments are the result of increasing income from tax-free investments by an amount equal to the taxes that would be paid if the income were fully taxable, thus making tax-exempt yields comparable to taxable asset yields. Taxable equivalent adjustments were based upon 24.989% and 24.6735% income tax rates for 2023 and 2022, respectively. In 2023, $31.6 million of interest income on debt securities was excluded from Federal taxation, and $18.9 million was excluded from state taxation. In 2022, $28.4 million of interest income on debt securities was excluded from Federal taxation, and $12.3 million was excluded from state taxation.

Deposits

Our deposits averaged $17.05 billion for the year ended December 31, 2023 and $17.93 billion for 2022. Total deposits decreased $1.15 billion, or 6.4%, to $16.79 billion as of December 31, 2023, from $17.94 billion as of December 31, 2022. Uninsured deposits including related interest accrued and unpaid were $8.34 billion as of December 31, 2023 compared to $9.83 billion as of December 31, 2022. Deposits are our primary source of funds. We offer a variety of products designed to attract and retain deposit customers. Those products consist of checking accounts, regular savings deposits, NOW accounts, money market accounts and certificates of deposit. Deposits are gathered from individuals, partnerships and corporations in our market areas. In addition, we obtain deposits from state and local entities and, to a lesser extent, U.S. Government and other depository institutions.

Our policy also permits the acceptance of brokered deposits. From time to time, when appropriate in order to fund strong loan demand, we accept brokered time deposits, generally in denominations of less than $250,000, from a regional brokerage firm, and other national brokerage networks. We also participate in the One-Way Buy Insured Cash Sweep ("ICS") service and similar services, which provide for one-way buy transactions among banks for the purpose of purchasing cost-effective floating-rate funding without collateralization or stock purchase requirements. Management believes these sources represent a reliable and cost-efficient alternative funding source for the Company. However, to the extent that our condition or reputation deteriorates, or to the extent that there are significant changes in market interest rates which we do not elect to match, we may experience an outflow of brokered deposits. In that event we would be required to obtain alternate sources for funding.

Table 18 reflects the classification of the brokered deposits as of December 31, 2023 and 2022.

Table 18: Brokered Deposits

	December 31, 2023	December 31, 2022
	(In thousands)	
Time Deposits	$ —	$ —
Insured Cash Sweep and Other Transaction Accounts	401,004	476,630
Total Brokered Deposits	$ 401,004	$ 476,630

The interest rates paid are competitively priced for each particular deposit product and structured to meet our funding requirements. We will continue to manage interest expense through deposit pricing. We may allow higher rate deposits to run off during periods of limited loan demand. We believe that additional funds can be attracted, and deposit growth can be realized through deposit pricing if we experience increased loan demand or other liquidity needs.

The Federal Reserve Board sets various benchmark rates, including the Federal Funds rate, and thereby influences the general market rates of interest, including the deposit and loan rates offered by financial institutions. The Federal Reserve increased the target rate seven times during 2022. First, on March 16, 2022, the target rate was increased to 0.25% to 0.50%. Second, on May 4, 2022, the target rate was increased to 0.75% to 1.00%. Third, on June 15, 2022, the target rate was increased to 1.50% to 1.75%. Fourth, on July 27, 2022, the target rate was increased to 2.25% to 2.50%. Fifth, on September 21, 2022, the target rate was increased to 3.00% to 3.25%. Sixth, on November 2, 2022, the target rate was increased to 3.75% to 4.00%. Seventh, on December 14, 2022, the target rate was increased to 4.25% to 4.50%. The Federal Reserve increased the target rate four times during 2023. First, on February 1, 2023, the target rate was increased to 4.50% to 4.75%, second, on March 22, 2023, the target rate was increased to 4.75% to 5.00%, third, on May 3, 2023, the target rate was increased to 5.00% to 5.25% and fourth, on July 26, 2023, the target rate was increased to 5.25% to 5.50%.

Table 19 reflects the classification of the average deposits and the average rate paid on each deposit category which is in excess of 10 percent of average total deposits, for the years ended December 31, 2023, 2022, and 2021.

Table 19: Average Deposit Balances and Rates

	Years Ended December 31,					
	2023		**2022**		**2021**	
	Average Amount	**Average Rate Paid**	**Average Amount**	**Average Rate Paid**	**Average Amount**	**Average Rate Paid**
	(Dollars in thousands)					
Non-interest-bearing transaction accounts	$ 4,599,241	— %	$ 5,378,906	— %	$ 3,924,341	— %
Interest-bearing transaction accounts	9,905,696	2.51	10,146,537	0.77	7,846,618	0.20
Savings deposits	1,256,548	0.78	1,374,244	0.22	869,386	0.06
Time deposits:						
$100,000 or more	822,977	3.17	631,276	0.53	728,845	1.00
Other time deposits	461,179	2.46	402,155	0.39	359,030	0.47
Total	$ 17,045,641	1.74 %	$ 17,933,118	0.48 %	$ 13,728,220	0.18 %

Table 20 presents our maturities of time deposits as of December 31, 2023 and December 31, 2022.

Table 20: Maturities of Time Deposits

	As of December 31,					
	2023			**2022**		
	Insured	**Uninsured**	**Total**	**Insured**	**Uninsured**	**Total**
	(Dollars in thousands)					
Maturing						
Three months or less	$ 264,879	$ 176,234	$ 441,113	$ 221,967	$ 83,734	$ 305,701
Over three months to six months	229,569	159,854	389,423	144,936	48,234	193,170
Over six months to 12 months	299,251	203,958	503,209	232,475	123,856	356,331
Over 12 months	96,218	221,900	318,118	129,909	58,123	188,032
Total	$ 889,917	$ 761,946	$ 1,651,863	$ 729,287	$ 313,947	$ 1,043,234

Securities Sold Under Agreements to Repurchase

We enter into short-term purchases of securities under agreements to resell (resale agreements) and sales of securities under agreements to repurchase (repurchase agreements) of substantially identical securities. The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced. Interest incurred on repurchase agreements is reported as interest expense. Securities sold under agreements to repurchase increased $10.9 million, or 8.3%, from $131.1 million as of December 31, 2022 to $142.1 million as of December 31, 2023.

FHLB and Other Borrowed Funds

The Company's FHLB borrowed funds, which are secured by our loan portfolio, were $600.0 million and $650.0 million at December 31, 2023 and 2022, respectively. At December 31, 2023, the entire $600.0 million balance was classified as long-term advances. At December 31, 2022, $50.0 million and $600.0 million of the outstanding balance was classified as short-term and long-term advances, respectively. The FHLB advances mature from 2025 to 2037 with fixed interest rates ranging from 3.37% to 4.84% and are secured by loans and investments securities. Expected maturities could differ from contractual maturities because the FHLB has have the right to call or the Company has the right to prepay certain obligations.

Other borrowed funds were $701.3 million as of December 31, 2023 and were classified as short-term advances. The Company had no other borrowed funds as of December 31, 2022.

The Company had access to approximately $1.37 billion in liquidity with the Federal Reserve Bank as of December 31, 2023. This consisted of $89.8 million available from the Discount Window and $1.28 billion available through the Bank Term Funding Program ("BTFP"). As of December 31, 2023, the primary and secondary credit rates available through the Discount Window were 5.50% and 6.00%, respectively, and the BTFP rate was 4.84%. As of December 31, 2023, the Company had drawn $700.0 million from the BTFP in the ordinary course of business. These advances are included within other borrowed funds and are secured by certain investment securities within our investment portfolio.

Additionally, the Company had $1.33 billion and $1.14 billion at December 31, 2023 and 2022, respectively, in letters of credit under a FHLB blanket borrowing line of credit, which are used to collateralize public deposits at December 31, 2023 and 2022, respectively.

Subordinated Debentures

Subordinated debentures, which consist of subordinated debt securities and guaranteed payments on trust preferred securities, were $439.8 million and $440.4 million as of December 31, 2023 and 2022, respectively.

On April 1, 2022, the Company acquired $23.2 million in trust preferred securities from Happy which were currently callable without penalty based on the terms of the specific agreements. During the second and third quarters of 2022, the Company redeemed, without penalty, the $23.2 million of the trust preferred securities acquired from Happy. In addition, during the second and third quarters, the Company also redeemed, without penalty, the $73.3 million of trust preferred securities held prior to the Happy acquisition. As a result, the Company no longer holds any trust preferred securities.

On April 1, 2022, the Company acquired $140.0 million in aggregate principal amount of 5.500% Fixed-to-Floating Rate Subordinated Notes due 2030 (the "2030 Notes") from Happy, and the Company recorded approximately $144.4 million which included fair value adjustments.. The 2030 Notes are unsecured, subordinated debt obligations of the Company and will mature on July 31, 2030. From and including the date of issuance to, but excluding July 31, 2025 or the date of earlier redemption, the 2030 Notes will bear interest at an initial rate of 5.50% per annum, payable in arrears on January 31 and July 31 of each year. From and including July 31, 2025 to, but excluding, the maturity date or earlier redemption, the 2030 Notes will bear interest at a floating rate equal to the Benchmark rate (which is expected to be 3-month Secured Overnight Funding Rate (SOFR)), each as defined in and subject to the provisions of the applicable supplemental indenture for the 2030 Notes, plus 5.345%, payable quarterly in arrears on January 31, April 30, July 31, and October 31 of each year, commencing on October 31, 2025.

The Company may, beginning with the interest payment date of July 31, 2025, and on any interest payment date thereafter, redeem the 2030 Notes, in whole or in part, subject to prior approval of the Federal Reserve if then required, at a redemption price equal to 100% of the principal amount of the 2030 Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company may also redeem the 2030 Notes at any time, including prior to July 31, 2025, at the Company's option, in whole but not in part, subject to prior approval of the Federal Reserve if then required, if certain events occur that could impact the Company's ability to deduct interest payable on the 2030 Notes for U.S. federal income tax purposes or preclude the 2030 Notes from being recognized as Tier 2 capital for regulatory capital purposes, or if the Company is required to register as an investment company under the Investment Company Act of 1940, as amended. In each case, the redemption would be at a redemption price equal to 100% of the principal amount of the 2030 Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

On January 18, 2022, the Company completed an underwritten public offering of $300.0 million in aggregate principal amount of its 3.125% Fixed-to-Floating Rate Subordinated Notes due 2032 (the "2032 Notes") for net proceeds, after underwriting discounts and issuance costs of approximately $296.4 million. The 2032 Notes are unsecured, subordinated debt obligations of the Company and will mature on January 30, 2032. From and including the date of issuance to, but excluding January 30, 2027 or the date of earlier redemption, the 2032 Notes will bear interest at an initial rate of 3.125% per annum, payable in arrears on January 30 and July 30 of each year. From and including January 30, 2027 to, but excluding, the maturity date or earlier redemption, the 2032 Notes will bear interest at a floating rate equal to the Benchmark rate (which is expected to be Three-Month Term SOFR)), each as defined in and subject to the provisions of the applicable supplemental indenture for the 2032 Notes, plus 182 basis points, payable quarterly in arrears on January 30, April 30, July 30, and October 30 of each year, commencing on April 30, 2027.

The Company may, beginning with the interest payment date of January 30, 2027, and on any interest payment date thereafter, redeem the 2032 Notes, in whole or in part, subject to prior approval of the Federal Reserve if then required, at a redemption price equal to 100% of the principal amount of the 2032 Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company may also redeem the 2032 Notes at any time, including prior to January 30, 2027, at the Company's option, in whole but not in part, subject to prior approval of the Federal Reserve if then required, if certain events occur that could impact the Company's ability to deduct interest payable on the 2032 Notes for U.S. federal income tax purposes or preclude the 2032 Notes from being recognized as Tier 2 capital for regulatory capital purposes, or if the Company is required to register as an investment company under the Investment Company Act of 1940, as amended. In each case, the redemption would be at a redemption price equal to 100% of the principal amount of the 2032 Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

On April 3, 2017, the Company completed an underwritten public offering of $300.0 million in aggregate principal amount of its 5.625% Fixed-to-Floating Rate Subordinated Notes due 2027 (the "Notes") for net proceeds, after underwriting discounts and issuance costs, of approximately $297.0 million. The Notes were unsecured, subordinated debt obligations and would have matured on April 15, 2027. From and including the date of issuance to, but excluding April 15, 2022, the Notes bore interest at an initial rate of 5.625% per annum. From and including April 15, 2022 to, but excluding the maturity date or earlier redemption, the Notes were to bear interest at a floating rate equal to three-month LIBOR as calculated on each applicable date of determination plus a spread of 3.575%; provided, however, that in the event three-month LIBOR is less than zero, then three-month LIBOR would have been deemed to be zero.

The Company, beginning with the interest payment date of April 15, 2022, and on any interest payment date thereafter, was permitted to redeem the 2027 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. On April 15, 2022, the Company completed the payoff of the 2027 Notes in aggregate principal amount of $300.0 million. Each 2027 Note was redeemed pursuant to the terms of the Subordinated Indenture, as supplemented by the First Supplemental Indenture, each dated as of April 3, 2017, between the Company and U.S. Bank Trust Company, National Association, the Trustee for the 2027 Notes, at the redemption price of 100% of its principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

Stockholders' Equity

Stockholders' equity increased $264.7 million to $3.79 billion as of December 31, 2023, compared to $3.53 billion as of December 31, 2022. The $264.7 million increase in stockholders' equity is primarily associated with the $392.9 million in net income for 2023 and $56.4 million in other comprehensive income, which was partially offset by the $145.9 million of shareholder dividends paid and the repurchase of $48.3 million of our common stock during 2023. The improvement in stockholders' equity was 7.5% for the year ended December 31, 2023 compared to December 31, 2022. As of December 31, 2023 and 2022, our equity to asset ratio was 16.73% and 15.41%, respectively. Book value per common share was $18.81 at December 31, 2023 compared to $17.33 at December 31, 2022.

Common Stock Cash Dividends. We declared cash dividends on our common stock of $0.72, $0.66 and $0.56 per share for the years ended December 31, 2023, 2022 and 2021, respectively. The common stock dividend payout ratio for the year ended December 31, 2023, 2022 and 2021 was 37.13%, 42.07% and 28.88% respectively.

Stock Repurchase Program. During 2023, the Company repurchased a total of 2,225,849 shares with a weighted-average stock price of $21.69 per share. The 2023 earnings were used to fund the repurchases during the year. Shares repurchased under the program as of December 31, 2023 total 22,985,715 shares. The remaining balance available for repurchase was 16,766,285 shares at December 31, 2023.

Liquidity and Capital Adequacy Requirements

Parent Company Liquidity. The primary sources for payment of our operating expenses, and dividends are current cash on hand ($484.5 million as of December 31, 2023), dividends received from our bank subsidiary and a $20.0 million unfunded line of credit with another financial institution.

Bank Liquidity. At December 31, 2023, we held $2.12 billion in assets that could be used for liquidity purposes, which we refer to as net available internal liquidity. This balance consisted of $1.21 billion in unpledged investment securities which could be used for additional secured borrowing capacity, $732.4 million in cash on deposit with the Federal Reserve Bank ("FRB") and $177.2 million in other liquid cash accounts.

Consistent with our practice of maintaining access to significant external liquidity, we had $3.47 billion in net available sources of borrowed funds, which we refer to as net available external liquidity, as of December 31, 2023. This included $4.63 billion in total borrowing capacity with the Federal Home Loan Bank ("FHLB"), of which $1.93 billion has been drawn upon in the ordinary course of business, resulting in $2.69 billion in net available liquidity with the FHLB as of December 31, 2023. The $1.93 billion consisted of $600.0 million in outstanding FHLB advances and $1.33 billion used for pledging purposes. We also had access to approximately $1.37 billion in liquidity with the FRB as of December 31, 2023, of which $700.0 million has been drawn upon in the ordinary course of business, resulting in $674.3 million in net available liquidity with the FRB as of December 31, 2023. The $674.3 million consisted of $89.8 million available borrowing capacity from the Discount Window and $584.5 million available through the BTFP. As of December 31, 2023, the Company also had access to $55.0 million from First National Bankers' Bank ("FNBB"), and $45.0 million from other various external sources.

Overall, we had $5.59 billion net available liquidity as of December 31, 2023, which consisted of $2.12 billion of net available internal liquidity and $3.47 billion in net available external liquidity. Details on our available liquidity as of December 31, 2023 is available below.

(in thousands)	Total Available		Amount Used		Net Availability	
Internal Sources						
Unpledged investment securities (market value)	$	1,214,352	$	—	$	1,214,352
Cash at FRB		732,412		—		732,412
Other liquid cash accounts		177,191		—		177,191
Total Internal Liquidity		2,123,955		—		2,123,955
External Sources						
FHLB		4,625,496		1,932,490		2,693,006
FRB Discount Window		89,823		—		89,823
BTFP (par value)		1,284,507		700,000		584,507
FNBB		55,000		—		55,000
Other		45,000		—		45,000
Total External Liquidity		6,099,826		2,632,490		3,467,336
Total Available Liquidity	$	8,223,781	$	2,632,490	$	5,591,291

We have continued to limit our exposure to uninsured deposits and have been actively monitoring this exposure in light of the current banking environment. As of December 31, 2023, we held approximately $8.34 billion in uninsured deposits of which $595.5 million were intercompany subsidiary deposit balances and $3.03 billion were collateralized deposits, for a net position of $4.72 billion. This represents approximately 28.1% of total deposits. In addition, net available liquidity exceeded uninsured and uncollateralized deposits by $867.6 million.

(in thousands)	As of December 31, 2023	
Uninsured Deposits	$	8,344,570
Intercompany Subsidiary and Affiliate Balances		595,539
Collateralized Deposits		3,025,358
Net Uninsured Position	$	4,723,673
Total Available Liquidity	$	5,591,291
Net Uninsured Position		4,723,673
Net Available Liquidity in Excess of Uninsured Deposits	$	867,618

Risk-Based Capital. We, as well as our bank subsidiary, are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and other discretionary actions by regulators that, if enforced, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Our capital amounts and classifications are also subject to qualitative judgments by the regulators as to components, risk weightings and other factors.

In July 2013, the Federal Reserve Board and the other federal bank regulatory agencies issued a final rule to revise their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to make them consistent with the agreements that were reached by the Basel Committee on Banking Supervision in "Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems" and certain provisions of the Dodd-Frank Act ("Basel III"). Basel III applies to all depository institutions, bank holding companies with total consolidated assets of $500 million or more, and savings and loan holding companies. Basel III became effective for the Company and its bank subsidiary on January 1, 2015. Basel III limits a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" of 2.5% of common equity Tier 1 capital to risk-weighted assets, which is in addition to the amount necessary to meet its minimum risk-based capital requirements.

Basel III amended the prompt corrective action rules to incorporate a common equity Tier 1 ("CET1") capital requirement and to raise the capital requirements for certain capital categories. In order to be adequately capitalized for purposes of the prompt corrective action rules, a banking organization is required to have at least a 4.5% CET1 risk-based capital ratio, a 4% Tier 1 leverage ratio, a 6% Tier 1 risk-based capital ratio and an 8% total risk-based capital ratio.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes that, as of December 31, 2023 and December 31, 2022, we met all regulatory capital adequacy requirements to which we were subject.

On January 18, 2022, the Company completed an underwritten public offering of the 2032 Notes in aggregate principal amount of $300.0 million. The 2032 Notes are unsecured, subordinated debt obligations of the Company and will mature on January 30, 2032. The Company may, beginning with the interest payment date of January 30, 2027, and on any interest payment date thereafter, redeem the 2032 Notes, in whole or in part, subject to prior approval of the Federal Reserve if then required, at a redemption price equal to 100% of the principal amount of the 2032 Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company may also redeem the 2032 Notes at any time, including prior to January 30, 2027, at the Company's option, in whole but not in part, subject to prior approval of the Federal Reserve if then required, if certain events occur that could impact the Company's ability to deduct interest payable on the 2032 Notes for U.S. federal income tax purposes or preclude the 2032 Notes from being recognized as Tier 2 capital for regulatory capital purposes, or if the Company is required to register as an investment company under the Investment Company Act of 1940, as amended. In each case, the redemption would be at a redemption price equal to 100% of the principal amount of the 2032 Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

On April 1, 2022, the Company acquired $140.0 million in aggregate principal amount of 5.500% Fixed-to-Floating Rate Subordinated Notes due 2030 from Happy, and the Company recorded approximately $144.4 million which included fair value adjustments. The 2030 Notes are unsecured, subordinated debt obligations of the Company and will mature on July 31, 2030. The Company may, beginning with the interest payment date of July 31, 2025, and on any interest payment date thereafter, redeem the 2030 Notes, in whole or in part, subject to prior approval of the Federal Reserve if then required, at a redemption price equal to 100% of the principal amount of the 2030 Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company may also redeem the 2030 Notes at any time, including prior to July 31, 2025, at the Company's option, in whole but not in part, subject to prior approval of the Federal Reserve if then required, if certain events occur that could impact the Company's ability to deduct interest payable on the 2030 Notes for U.S. federal income tax purposes or preclude the 2030 Notes from being recognized as Tier 2 capital for regulatory capital purposes, or if the Company is required to register as an investment company under the Investment Company Act of 1940, as amended. In each case, the redemption would be at a redemption price equal to 100% of the principal amount of the 2030 Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

On April 3, 2017, the Company completed an underwritten public offering of the 2027 Notes in aggregate principal amount of $300.0 million. The 2027 Notes were unsecured, subordinated debt obligations and would have matured on April 15, 2027. On April 15, 2022, the Company completed the payoff of the 2027 Notes in aggregate principal amount of $300.0 million. Each 2027 Note was redeemed pursuant to the terms of the Subordinated Indenture, as supplemented by the First Supplemental Indenture, each dated as of April 3, 2017, between the Company and U.S. Bank Trust Company, National Association, the Trustee for the 2027 Notes, at the redemption price of 100% of its principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

On December 21, 2018, the federal banking agencies issued a joint final rule to revise their regulatory capital rules to permit bank holding companies and banks to phase-in, for regulatory capital purposes, the day-one impact of the new CECL accounting rule on retained earnings over a period of three years. As part of its response to the impact of COVID-19, on March 27, 2020, the federal banking regulatory agencies issued an interim final rule that provided the option to temporarily delay certain effects of CECL on regulatory capital for two years, followed by a three-year transition period. The interim final rule allows bank holding companies and banks to delay for two years 100% of the day-one impact of adopting CECL and 25% of the cumulative change in the reported allowance for credit losses since adopting CECL. The Company has elected to adopt the interim final rule, which is reflected in the risk-based capital ratios presented below.

Table 21 presents our risk-based capital ratios as of December 31, 2023 and 2022.

Table 21: Risk-Based Capital

	December 31, 2023	December 31, 2022
	(Dollars in thousands)	
Tier 1 capital		
Stockholders' equity	$ 3,791,075	$ 3,526,362
ASC 326 transitional period adjustment	16,246	24,369
Goodwill and core deposit intangibles, net	(1,446,573)	(1,456,270)
Unrealized loss (gain) on available-for-sale securities	249,075	305,458
Total common equity Tier 1 capital	2,609,823	2,399,919
Qualifying trust preferred securities	—	—
Total Tier 1 capital	2,609,823	2,399,919
Tier 2 capital		
Allowance for credit losses	288,234	289,669
ASC 326 transitional period adjustment	(16,246)	(24,369)
Disallowed allowance for credit losses (limited to 1.25% of risk weighted assets)	(40,509)	(32,184)
Qualifying allowance for credit losses	231,479	233,116
Qualifying subordinated notes	439,834	440,420
Total Tier 2 capital	671,313	673,536
Total risk-based capital	$ 3,281,136	$ 3,073,455
Average total assets for leverage ratio	$ 20,981,774	$ 22,091,588
Risk weighted assets	$ 18,440,964	$ 18,583,293
Ratios at end of period		
Common equity Tier 1 capital	14.15 %	12.91 %
Leverage ratio	12.44	10.86
Tier 1 risk-based capital	14.15	12.91
Total risk-based capital	17.79	16.54
Minimum guidelines – Basel III		
Common equity Tier 1 capital	7.00 %	7.00 %
Leverage ratio	4.00	4.00
Tier 1 risk-based capital	8.50	8.50
Total risk-based capital	10.50	10.50
Well-capitalized guidelines		
Common equity Tier 1 capital	6.50 %	6.50 %
Leverage ratio	5.00	5.00
Tier 1 risk-based capital	8.00	8.00
Total risk-based capital	10.00	10.00

As of the most recent notification from regulatory agencies, our bank subsidiary was "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", we, as well as our banking subsidiary, must maintain minimum CET1 capital, leverage, Tier 1 risk-based capital, and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that we believe have changed the bank subsidiary's category.

Table 22 presents actual capital amounts and ratios as of December 31, 2023 and 2022, for our bank subsidiary and us.

Table 22: Capital and Ratios

	Actual		Minimum Capital Requirement – Basel III		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2023						
Common equity Tier 1 capital ratios:						
Home BancShares	$ 2,609,823	14.15 %	$ 1,290,867	7.00 %	N/A	N/A
Centennial Bank	2,495,303	13.60	1,284,347	7.00	1,192,608	6.50
Leverage ratios:						
Home BancShares	$ 2,609,823	12.44 %	$ 839,271	4.00 %	N/A	N/A
Centennial Bank	2,495,303	11.92	837,350	4.00	1,046,688	5.00
Tier 1 capital ratios:						
Home BancShares	$ 2,609,823	14.15 %	$ 1,567,482	8.50 %	N/A	N/A
Centennial Bank	2,495,303	13.60	1,559,564	8.50	1,467,825	8.00
Total risk-based capital ratios:						
Home BancShares	$ 3,281,136	17.79 %	$ 1,936,301	10.50 %	N/A	N/A
Centennial Bank	2,725,909	14.85	1,927,410	10.50	1,835,629	10.00
As of December 31, 2022						
Common equity Tier 1 capital ratios:						
Home BancShares	$ 2,399,919	12.91 %	$ 1,300,831	7.00 %	N/A	N/A
Centennial Bank	2,408,756	13.00	1,297,352	7.00	1,204,684	6.50
Leverage ratios:						
Home BancShares	$ 2,399,919	10.86 %	$ 883,664	4.00 %	N/A	N/A
Centennial Bank	2,408,756	10.93	881,464	4.00	1,101,831	5.00
Tier 1 capital ratios:						
Home BancShares	$ 2,399,919	12.91 %	$ 1,579,580	8.50 %	N/A	N/A
Centennial Bank	2,408,756	13.00	1,575,356	8.50	1,482,688	8.00
Total risk-based capital ratios:						
Home BancShares	$ 3,073,455	16.54 %	$ 1,951,246	10.50 %	N/A	N/A
Centennial Bank	2,640,992	14.25	1,946,021	10.50	1,853,354	10.00

Cash Commitments and Resources

In the normal course of business, we enter into a number of financial commitments. Examples of these commitments include but are not limited to operating lease obligations, FHLB advances & other borrowings, lines of credit, subordinated debentures, unfunded loan commitments and letters of credit.

Commitments to extend credit and letters of credit are legally binding, conditional agreements generally having certain expiration or termination dates. These commitments generally require customers to maintain certain credit standards and are established based on management's credit assessment of the customer. The commitments may expire without being drawn upon. Therefore, the total commitment does not necessarily represent future requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company had total outstanding letters of credit amounting to $185.5 million and $184.6 million at December 31, 2023 and 2022, respectively, with the majority of maturities ranging from currently due to four years.

Table 23 presents the anticipated funding requirements of our most significant financial commitments, excluding interest, as of December 31, 2023.

Table 23: Funding Requirements of Financial Commitments

	Payments Due by Period				
	Less than One Year	One-Three Years	Three-Five Years	Greater than Five Years	Total
	(In thousands)				
Operating lease obligations	$ 9,373	$ 16,660	$ 12,719	$ 19,827	$ 58,579
FHLB advances & other borrowings by contractual maturity	701,300	200,000	—	400,000	1,301,300
Subordinated debentures	—	—	—	439,834	439,834
Loan commitments	1,734,513	2,016,760	397,138	439,735	4,588,146
Letters of credit	185,360	—	100	—	185,460

Non-GAAP Financial Measurements

Our accounting and reporting policies conform to generally accepted accounting principles in the United States ("GAAP") and the prevailing practices in the banking industry. However, this report contains financial information determined by methods other than in accordance with GAAP, including earnings, as adjusted; diluted earnings per common share, as adjusted; tangible book value per share; return on average assets, excluding intangible amortization; return on average assets, as adjusted; return on average common equity, as adjusted; return on average tangible equity excluding intangible amortization; return on average tangible equity, as adjusted; tangible equity to tangible assets; and efficiency ratio, as adjusted.

We believe these non-GAAP measures and ratios, when taken together with the corresponding GAAP measures and ratios, provide meaningful supplemental information regarding our performance. We believe investors benefit from referring to these non-GAAP measures and ratios in assessing our operating results and related trends, and when planning and forecasting future periods. However, these non-GAAP measures and ratios should be considered in addition to, and not as a substitute for or preferable to, ratios prepared in accordance with GAAP.

The tables below present non-GAAP reconciliations of earnings, as adjusted, and diluted earnings per share, as adjusted, as well as the non-GAAP computations of tangible book value per share; return on average assets, excluding intangible amortization; return on average assets, as adjusted; return on average common equity, as adjusted; return on average tangible equity excluding intangible amortization; return on average tangible equity, as adjusted; tangible equity to tangible assets; and efficiency ratio, as adjusted. The items used in these calculations are included in financial results presented in accordance with GAAP.

Earnings, as adjusted, and diluted earnings per common share, as adjusted, are meaningful non-GAAP financial measures for management, as they exclude certain items such as merger expenses and/or certain gains and losses. Management believes the exclusion of these items in expressing earnings provides a meaningful foundation for period-to-period and company-to-company comparisons, which management believes will aid both investors and analysts in analyzing our financial measures and predicting future performance. These non-GAAP financial measures are also used by management to assess the performance of our business, because management does not consider these items to be relevant to ongoing financial performance.

In Table 24 below, we have provided a reconciliation of the non-GAAP calculation of the financial measure for the periods indicated.

Table 24: Earnings, As Adjusted

	Years Ended December 31,		
	2023	2022	2021
	(In thousands, except per share data)		
GAAP net income available to common shareholders (A)	$ 392,929	$ 305,262	$ 319,021
Adjustments:			
FDIC special assessment	12,983	—	—
BOLI death benefit	(3,117)	—	—
Fair value adjustment for marketable securities	1,094	1,272	(7,178)
Initial provision for credit losses - acquisition	—	58,585	—
Gain on securities	—	—	(219)
Recoveries on historic losses	(3,461)	(6,706)	(5,107)
Branch write-off expense	—	—	—
Special dividend from equity investment	—	(1,434)	(12,500)
Merger expenses	—	49,594	1,886
Hurricane expenses	—	176	—
TRUPS redemption fees	—	2,081	—
Special lawsuit settlement, net of expense	—	(10,000)	—
Total adjustments	7,499	93,568	(23,118)
Tax-effect of adjustments[1]	1,959	22,890	(6,225)
Total adjustments after tax (B)	5,540	70,678	(16,893)
Earnings, as adjusted (C)	$ 398,469	$ 375,940	$ 302,128
Average diluted shares outstanding (D)	202,773	195,019	164,858
GAAP diluted earnings per share: A/D	$ 1.94	$ 1.57	$ 1.94
Adjustments after-tax: B/D	0.03	0.36	(0.11)
Diluted earnings per common share excluding adjustments: C/D	$ 1.97	$ 1.93	$ 1.83

(1) Blended statutory tax rate of 24.989% for 2023, 24.6735% for 2022 and 25.740% for 2021.

We had $1.45 billion, $1.46 billion and $998.1 million total goodwill, core deposit intangibles and other intangible assets as of December 31, 2023, 2022 and 2021, respectively. Because of our level of intangible assets and related amortization expenses, management believes tangible book value per share; return on average assets, excluding intangible amortization; return on average assets, as adjusted; return on average common equity, as adjusted; return on average tangible equity excluding intangible amortization; return on average tangible equity, as adjusted and tangible equity to tangible assets are useful in evaluating our Company. These calculations, which are similar to the GAAP calculation of diluted earnings per common share, book value, return on average assets, return on average equity, and equity to assets, are presented in Tables 25 through 28, respectively.

Table 25: Tangible Book Value Per Share

	Years Ended December 31,	
	2023	2022
	(In thousands, except per share data)	
Book value per share: A/B	$ 18.81	$ 17.33
Tangible book value per share: (A-C-D)/B	11.63	10.17
(A) Total equity	$ 3,791,075	$ 3,526,362
(B) Shares outstanding	201,526	203,434
(C) Goodwill	1,398,253	1,398,253
(D) Core deposit intangible	48,770	58,455

Table 26: Return on Average Assets Excluding Intangible Amortization

	Years Ended December 31,		
	2023	**2022**	**2021**
	(Dollars in thousands)		
Return on average assets: A/D	1.77%	1.35%	1.83%
Return on average assets excluding intangible amortization: (A+B)/(D-E)	1.93	1.47	1.96
Return on average assets, as adjusted: (A+C)/D	1.79	1.67	1.73
(A) Net income	$ 392,929	$ 305,262	$ 319,021
(B) Intangible amortization after-tax	7,288	6,624	4,220
(C) Adjustments after-tax	5,540	70,678	(16,893)
(D) Average assets	22,217,910	22,553,340	17,458,985
(E) Average goodwill, core deposits and other intangible assets	1,451,705	1,335,216	1,000,872

Table 27: Return on Average Tangible Equity Excluding Intangible Amortization

	Years Ended December 31,		
	2023	**2022**	**2021**
	(Dollars in thousands)		
Return on average equity: A/D	10.82 %	9.17 %	11.89 %
Return on average common equity, as adjusted: (A+C)/D	10.97	11.29	11.26
Return on average tangible equity excluding intangible amortization: B/(D-E)	18.36	15.63	19.20
Return on average tangible common equity, as adjusted: (A+C)/(D-E)	18.28	18.84	17.95
(A) Net income	$ 392,929	$ 305,262	$ 319,021
(B) Earnings excluding intangible amortization	400,217	311,886	323,241
(C) Adjustments after-tax	5,540	70,678	(16,893)
(D) Average equity	3,631,300	3,330,718	2,684,139
(E) Average goodwill, core deposits and other intangible assets	1,451,705	1,335,216	1,000,872

Table 28: Tangible Equity to Tangible Assets

	Years Ended December 31,	
	2023	**2022**
	(Dollars in thousands)	
Equity to assets: B/A	16.73 %	15.41 %
Tangible equity to tangible assets: (B-C-D)/(A-C-D)	11.05	9.66
(A) Total assets	$ 22,656,658	$ 22,883,588
(B) Total equity	3,791,075	3,526,362
(C) Goodwill	1,398,253	1,398,253
(D) Core deposit intangible	48,770	58,455

The efficiency ratio is a standard measure used in the banking industry and is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income. The efficiency ratio, as adjusted, is a meaningful non-GAAP measure for management, as it excludes certain items and is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income excluding items such as merger expenses and/or certain other gains and losses. In Table 29 below, we have provided a reconciliation of the non-GAAP calculation of the financial measure for the periods indicated.

Table 29: Efficiency Ratio, As Adjusted

	Years Ended December 31,		
	2023	**2022**	**2021**
	(Dollars in thousands)		
Net interest income (A)	$ 826,945	$ 758,676	$ 572,971
Non-interest income (B)	169,934	175,111	137,569
Non-interest expense (C)	472,863	475,627	298,517
FTE Adjustment (D)	5,506	8,663	7,079
Amortization of intangibles (E)	9,685	8,853	5,683
Adjustments:			
Non-interest income:			
Fair value adjustment for marketable securities	$ (1,094)	$ (1,272)	$ 7,178
Special dividend from equity investment	—	1,434	12,500
Gain on OREO, net	332	500	2,003
Gain (loss) on branches, equipment and other assets, net	1,507	15	(105)
Gain on securities, net	—	—	219
BOLI death benefits	3,117	—	—
Special lawsuit settlement	—	15,000	—
Recoveries on historic losses	3,461	6,706	5,107
Total non-interest income adjustments (F)	$ 7,323	$ 22,383	$ 26,902
Non-interest expense:			
FDIC special assessment	$ 12,983	$ —	$ —
TRUPS redemption fees	—	2,081	—
Merger expenses	—	49,594	1,886
Hurricane expense	—	176	—
Special lawsuit legal expense	—	5,000	—
Total non-core non-interest expense (G)	$ 12,983	$ 56,851	$ 1,886
Efficiency ratio (reported): ((C-E)/(A+B+D))	46.21 %	49.53 %	40.81 %
Efficiency ratio, as adjusted (non-GAAP): ((C-E-G)/(A+B+D-F))	45.24	44.55	42.12

Table 30 presents selected unaudited quarterly financial information for 2023 and 2022.

Table 30: Quarterly Results

| | 2023 Quarters | | | | |
	First	Second	Third	Fourth	Total
	(In thousands, except per share data)				
Income statement data:					
Total interest income	$ 284,939	$ 289,632	$ 294,262	$ 306,220	$ 1,175,053
Total interest expense	70,344	81,989	92,325	103,450	$ 348,108
Net interest income	214,595	207,643	201,937	202,770	826,945
Provision for credit losses	1,200	3,983	1,300	5,650	12,133
Net interest income after provision for credit losses	213,395	203,660	200,637	197,120	814,812
Total non-interest income	34,164	49,509	43,413	42,848	169,934
Total non-interest expense	114,644	116,282	114,762	127,175	472,863
Income before income taxes	132,915	136,887	129,288	112,793	511,883
Income tax expense	29,953	31,616	30,835	26,550	118,954
Net income	$ 102,962	$ 105,271	$ 98,453	$ 86,243	$ 392,929
Per share data:					
Basic earnings per common share	$ 0.51	$ 0.52	$ 0.49	$ 0.43	$ 1.94
Diluted earnings per common share	0.51	0.52	0.49	0.43	1.94

| | 2022 Quarters | | | | |
	First	Second	Third	Fourth	Total
	(In thousands, except per share data)				
Income statement data:					
Total interest income	$ 144,903	$ 217,013	$ 242,955	$ 272,895	$ 877,766
Total interest expense	13,755	18,255	29,851	57,229	119,090
Net interest income	131,148	198,758	213,104	215,666	758,676
Provision for credit losses	—	58,585	—	5,000	63,585
Net interest income after provision for credit losses	131,148	140,173	213,104	210,666	695,091
Total non-interest income	30,669	44,581	43,201	56,660	175,111
Total non-interest expense	76,896	165,482	114,346	118,903	475,627
Income before income taxes	84,921	19,272	141,959	148,423	394,575
Income tax expense	20,029	3,294	33,254	32,736	89,313
Net income	$ 64,892	$ 15,978	$ 108,705	$ 115,687	$ 305,262
Per share data:					
Basic earnings per common share	$ 0.40	$ 0.08	$ 0.53	$ 0.57	$ 1.57
Diluted earnings per common share	0.40	0.08	0.53	0.57	1.57

Recent Accounting Pronouncements

See Note 24 to the Notes to Consolidated Financial Statements for a discussion of certain recent accounting pronouncements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity and Market Risk Management

Asset/Liability Management. Our management actively measures and manages interest rate risk. The asset/liability committees of the boards of directors of our holding company and bank subsidiary are also responsible for approving our asset/liability management policies, overseeing the formulation and implementation of strategies to improve balance sheet positioning and earnings, and reviewing our interest rate sensitivity position.

Our objective is to manage liquidity in a way that ensures cash flow requirements of depositors and borrowers are met in a timely and orderly fashion while ensuring the reliance on various funding sources does not become so heavily weighted to any one source that it causes undue risk to the bank. Our liquidity sources are prioritized based on availability and ease of activation. Our current liquidity condition is a primary driver in determining our funding needs and is a key component of our asset liability management.

Various sources of liquidity are available to meet the cash flow needs of depositors and borrowers. Our principal source of funds is core deposits, including checking, savings, money market accounts and certificates of deposit. We may also from time to time obtain wholesale funding through brokered deposits. Secondary sources of funding include advances from the Federal Home Loan Bank of Dallas, the Federal Reserve Bank Discount Window and other borrowings, such as through correspondent banking relationships. These secondary sources enable us to borrow funds at rates and terms which, at times, are more beneficial to us. Additionally, as needed, we can liquidate or utilize our available for sale investment portfolio as collateral to provide funds for an intermediate source of liquidity.

Interest Rate Sensitivity. Our primary business is banking and the resulting earnings, primarily net interest income, are susceptible to changes in market interest rates. It is management's goal to maximize net interest income within acceptable levels of interest rate and liquidity risks.

A key element in the financial performance of financial institutions is the level and type of interest rate risk assumed. The single most significant measure of interest rate risk is the relationship of the repricing periods of earning assets and interest-bearing liabilities. The more closely the repricing periods are correlated, the less interest rate risk we assume. We use net interest income simulation modeling and economic value of equity as the primary methods in analyzing and managing interest rate risk.

One of the tools that our management uses to measure short-term interest rate risk is a net interest income simulation model. This analysis calculates the difference between net interest income forecasted using base market rates and using a rising and a falling interest rate scenario. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and proportional to the change in market rates, depending on their contracted index. Some loans and investments include the opportunity of prepayment (embedded options), and accordingly, the simulation model uses indexes to estimate these prepayments and reinvest their proceeds at current yields. Our non-term deposit products re-price overnight in the model while we project certain other deposits by product type to have stable balances based on our deposit history. This accounts for the portion of our portfolio that moves more slowly than market rates and changes at our discretion.

This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet remains static and that its structure does not change over the course of the year. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.

Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on our net interest income.

For the rising and falling interest rate scenarios, the base market interest rate forecast was increased and decreased over twelve months by 200 and 100 basis points, respectively. At December 31, 2023, our net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us.

Table 31 presents our sensitivity to net interest income as of December 31, 2023.

Table 31: Sensitivity of Net Interest Income

Interest Rate Scenario	Percentage Change from Base
Up 200 basis points	9.61 %
Up 100 basis points	4.93
Down 100 basis points	(5.70)
Down 200 basis points	(11.82)

Item 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

The management of Home BancShares, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the Company's consolidated financial statements for external purposes in accordance with U.S. GAAP. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company;

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, the Company conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in *Internal Control – Integrated Framework* (2013 edition) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2023.

FORVIS, LLP, Little Rock, Arkansas, (U.S. PCAOB Auditor Firm I.D.:686), the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders, Board of Directors and Audit Committee
Home BancShares, Inc.
Conway, Arkansas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Home BancShares, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

As discussed in *Notes 1* and *5* to the financial statements, the Company's loan portfolio and the associated allowance for credit losses ("ACL") were $14.4 billion and $288.2 million as of December 31, 2023, respectively. The Company estimates the ACL based on internal and external information relating to past events, current conditions, and reasonable and supportable forecasts. The Company uses the discounted cash flow method to estimate expected losses for all of the Company's loan segments that exhibit similar risk characteristics and loans that do not share risk characteristics are evaluated on an individual basis. For each loan segment, the Company generates cash flow projections at the instrument level adjusting payment expectations for estimated prepayment speed, curtailments, time to recovery, probability of default and loss given default. Additional qualitative adjustments are applied for risk factors that are not considered within the modeling process but are relevant in assessing the expected credit losses within the loan segments. Consideration is given to the following factors: changes in lending policies, procedures and strategies; changes in nature and volume of the portfolio; staff experience; changes in volume and trends in classified loans, delinquencies and nonaccruals; concentration risk; trends in underlying collateral values; external factors such as competition, legal and regulatory environment; changes in the quality of the loan review system; and economic conditions.

Auditing management's estimate of the allowances for loan credit losses, and more specifically the qualitative factor adjustments applied in the ACL, is a critical audit matter. The principal consideration for our determination of the critical audit matter is a high degree of subjectivity of the assumptions utilized in calculating the qualitative reserve component within the model. Furthermore, certain inputs and assumptions lack observable data and, therefore, applying audit procedures required a higher degree of auditor judgement and subjectivity due to the nature and extent of audit evidence and effort required to address this matter.

The primary audit procedures we performed to address this critical audit matter included:

- Obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the reliability and accuracy of data used to calculate and estimate the various components of the ACL including:

  ◦ Loan data completeness and accuracy,

  ◦ Grouping of loans by segment,

  ◦ Model inputs utilized,

  ◦ Approval of model assumptions selected, and

  ◦ Qualitative factors have been appropriately identified, are adequately supported, and accurately applied.

- Evaluated and tested the data and inputs utilized within the ACL calculation for completeness and accuracy including mathematical accuracy of the calculation.

- Evaluated the qualitative factors for appropriate identification and application including reasonableness of the basis for adjustment.

- Analyzed the total qualitative factor adjustment applied to each loan segment, in comparison to changes in the Company's quantitatively driven expected credit losses and loan segments and evaluated the appropriateness of the total qualitative factor adjustments applied in the overall allowance.

- Utilized the assistance of the firm's internal specialists to test the mathematical operation of the model.

/s/ FORVIS, LLP

We have served as the Company's auditor since 2005.

Little Rock, Arkansas
February 26, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders, Board of Directors and Audit Committee
Home BancShares, Inc.
Conway, Arkansas

Opinion on the Internal Control Over Financial Reporting

We have audited Home BancShares, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, and our report dated February 26, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ **FORVIS, LLP**

Little Rock, Arkansas
February 26, 2024

Home BancShares, Inc.
Consolidated Balance Sheets

(In thousands, except share data)	December 31, 2023	December 31, 2022
Assets		
Cash and due from banks	$ 226,363	$ 263,893
Interest-bearing deposits with other banks	773,850	460,897
Cash and cash equivalents	1,000,213	724,790
Federal funds sold	5,100	—
Investment securities — available-for-sale, net of allowance for credit losses of $2,525 and $842 at December 31, 2023 and December 31, 2022, respectively (amortized cost of $3,840,927 and $4,445,620 at December 31, 2023 and December 31, 2022, respectively)	3,507,841	4,041,590
Investment securities — held-to-maturity, net of allowance for credit losses of $2,005 at both December 31, 2023 and 2022	1,281,982	1,287,705
Total investment securities	4,789,823	5,329,295
Loans receivable	14,424,728	14,409,480
Allowance for credit losses	(288,234)	(289,669)
Loans receivable, net	14,136,494	14,119,811
Bank premises and equipment, net	393,300	405,073
Foreclosed assets held for sale	30,486	546
Cash value of life insurance	214,516	213,693
Accrued interest receivable	118,966	103,199
Deferred tax asset, net	197,164	209,321
Goodwill	1,398,253	1,398,253
Core deposit intangible	48,770	58,455
Other assets	323,573	321,152
Total assets	$ 22,656,658	$ 22,883,588
Liabilities and Stockholders' Equity		
Deposits:		
Demand and non-interest-bearing	$ 4,085,501	$ 5,164,997
Savings and interest-bearing transaction accounts	11,050,347	11,730,552
Time deposits	1,651,863	1,043,234
Total deposits	16,787,711	17,938,783
Securities sold under agreements to repurchase	142,085	131,146
FHLB and other borrowed funds	1,301,300	650,000
Accrued interest payable and other liabilities	194,653	196,877
Subordinated debentures	439,834	440,420
Total liabilities	18,865,583	19,357,226
Stockholders' equity:		
Common stock, par value $0.01; shares authorized 300,000,000 in 2023 and 2022; shares issued and outstanding 201,526,494 in 2023 and 203,433,690 in 2022	2,015	2,034
Capital surplus	2,348,023	2,386,699
Retained earnings	1,690,112	1,443,087
Accumulated other comprehensive loss	(249,075)	(305,458)
Total stockholders' equity	3,791,075	3,526,362
Total liabilities and stockholders' equity	$ 22,656,658	$ 22,883,588

See accompanying notes.

Home BancShares, Inc.
Consolidated Statements of Income

(In thousands, except per share data)	Year Ended December 31,		
	2023	2022	2021
Interest income:			
Loans	$ 989,616	$ 728,342	$ 571,960
Investment securities			
Taxable	138,575	91,933	30,054
Tax-exempt	31,618	28,356	19,642
Deposits – other banks	15,023	29,110	3,515
Federal funds sold	221	25	—
Total interest income	1,175,053	877,766	625,171
Interest expense:			
Interest on deposits	295,978	85,989	24,936
Federal funds purchased	3	2	—
FHLB and other borrowed funds	30,825	11,076	7,604
Securities sold under agreements to repurchase	4,813	1,430	497
Subordinated debentures	16,489	20,593	19,163
Total interest expense	348,108	119,090	52,200
Net interest income	826,945	758,676	572,971
Provision for credit losses on loans	11,950	50,170	—
(Recovery of) provision for credit losses on unfunded commitments	(1,500)	11,410	(4,752)
Provision for credit losses on investment securities	1,683	2,005	—
Total credit loss expense	12,133	63,585	(4,752)
Net interest income after provision for credit losses	814,812	695,091	577,723
Non-interest income:			
Service charges on deposit accounts	39,207	37,114	22,276
Other service charges and fees	44,188	44,588	36,451
Trust fees	17,892	12,855	1,960
Mortgage lending income	10,738	17,657	25,676
Insurance commissions	2,086	2,192	1,943
Increase in cash value of life insurance	4,655	3,800	2,049
Dividends from FHLB, FRB, FNBB & other	11,642	9,198	14,835
Gain on sale of SBA loans	278	183	2,380
Gain (loss) on branches, equipment and other assets, net	1,507	15	(105)
Gain on OREO, net	332	500	2,003
Gain on securities, net	—	—	219
Fair value adjustment for marketable securities	(1,094)	(1,272)	7,178
Other income	38,503	48,281	20,704
Total non-interest income	169,934	175,111	137,569
Non-interest expense:			
Salaries and employee benefits	256,966	238,885	170,755
Occupancy and equipment	60,303	53,417	36,631
Data processing expense	36,329	34,942	24,280
Merger and acquisition expenses	—	49,594	1,886
Other operating expenses	119,265	98,789	64,965
Total non-interest expense	472,863	475,627	298,517
Income before income taxes	511,883	394,575	416,775
Income tax expense	118,954	89,313	97,754
Net income	$ 392,929	$ 305,262	$ 319,021
Basic earnings per common share	$ 1.94	$ 1.57	$ 1.94
Diluted earnings per common share	$ 1.94	$ 1.57	$ 1.94

See accompanying notes.

Home BancShares, Inc.
Consolidated Statements of Comprehensive Income

(In thousands)	Year Ended December 31,					
		2023		2022		2021
Net income available to all stockholders	$	392,929	$	305,262	$	319,021
Net unrealized gain (loss) on available-for-sale securities		72,617		(417,349)		(45,567)
Other comprehensive income (loss), before tax effect		72,617		(417,349)		(45,567)
Tax effect on other comprehensive (income) loss		(16,234)		101,429		11,909
Other comprehensive income (loss)		56,383		(315,920)		(33,658)
Comprehensive income (loss)	$	449,312	$	(10,658)	$	285,363

See accompanying notes.

Home BancShares, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2023, 2022 and 2021

(In thousands, except share data)	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at January 1, 2021	$ 1,651	$ 1,520,617	$ 1,039,370	$ 44,120	$ 2,605,758
Comprehensive income:					
Net income	—	—	319,021	—	319,021
Other comprehensive loss	—	—	—	(33,658)	(33,658)
Net issuance of 176,846 shares of common stock from exercise of stock options	2	2,372	—	—	2,374
Repurchase of 1,753,000 shares of common stock	(18)	(44,462)	—	—	(44,480)
Share-based compensation net issuance of 180,184 shares of restricted common stock	2	8,846	—	—	8,848
Cash dividends – Common Stock, $0.56 per share	—	—	(92,142)	—	(92,142)
Balances at December 31, 2021	1,637	1,487,373	1,266,249	10,462	2,765,721
Comprehensive income:					
Net income	—	—	305,262	—	305,262
Other comprehensive loss	—	—	—	(315,920)	(315,920)
Net issuance of 78,954 shares of common stock from exercise of stock options	2	154	—	—	156
Issuance of 42,425,352 shares of common stock including approximately $2.5 million in certain stock award settlements and stock issuance costs - Happy Bancshares acquisition	424	960,866	—	—	961,290
Repurchase of 3,098,531 shares of common stock	(31)	(70,825)	—	—	(70,856)
Share-based compensation net issuance of 328,633 shares of restricted common stock	2	9,131	—	—	9,133
Cash dividends – Common Stock, $0.66 per share	—	—	(128,424)	—	(128,424)
Balances at December 31, 2022	2,034	2,386,699	1,443,087	(305,458)	3,526,362
Comprehensive income:					
Net income	—	—	392,929	—	392,929
Other comprehensive income	—	—	—	56,383	56,383
Net issuance of 118,653 shares of common stock from exercise of stock options	1	801	—	—	802
Repurchase of 2,225,849 shares of common stock	(22)	(48,319)	—	—	(48,341)
Share-based compensation net issuance of 200,000 shares of restricted common stock	2	9,272	—	—	9,274
Excise tax expense from repurchase of common stock	—	(430)	—	—	(430)
Cash dividends – Common Stock, $0.72 per share	—	—	(145,904)	—	(145,904)
Balances at December 31, 2023	$ 2,015	$ 2,348,023	$ 1,690,112	$ (249,075)	$ 3,791,075

See accompanying notes.


Home BancShares, Inc.
Consolidated Statements of Cash Flows


	Years Ended December 31,		
(In thousands)	2023	2022	2021
Operating Activities			
Net income	$ 392,929	$ 305,262	$ 319,021
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation & amortization	30,929	31,856	19,481
Decrease (increase) in value of equity securities	1,094	1,272	(7,178)
Amortization of securities, net	16,491	20,335	28,516
Accretion of purchased loans	(10,587)	(16,341)	(20,151)
Share-based compensation	9,274	9,133	8,848
Gain on assets	(2,117)	(698)	(4,497)
Provision for credit losses - loans	11,950	50,170	—
Provision for credit losses - unfunded commitments	(1,500)	11,410	(4,752)
Provision for credit losses - investment securities	1,683	2,005	—
Deferred income taxes	(4,077)	2,213	3,868
Increase in cash value of life insurance	(4,655)	(3,800)	(2,049)
Originations of mortgage loans held for sale	(480,847)	(510,136)	(783,293)
Proceeds from sales of mortgage loans held for sale	437,248	503,020	825,397
Changes in assets and liabilities:			
Accrued interest receivable	(15,767)	(24,473)	13,792
Other assets	(1,654)	9,342	1,756
Accrued interest payable and other liabilities	(724)	22,602	(9,379)
Net cash provided by operating activities	379,670	413,172	389,380
Investing Activities			
Net increase in federal funds sold	(5,100)	—	—
Net (increase) decrease in loans, excluding loans acquired	(9,037)	(673,883)	1,328,378
Purchases of investment securities – available-for-sale	(9,894)	(1,258,403)	(1,390,405)
Purchases of investment securities - held-to-maturity	—	(674,178)	—
Proceeds from maturities of investment securities – available-for-sale	597,912	496,551	652,403
Proceeds from maturities of investment securities – held-to-maturity	5,897	501,529	—
Proceeds from sale of investment securities – available-for-sale	—	67,349	18,112
Purchases of equity securities	—	(49,975)	(13,276)
Proceeds from sales of equity securities	1,522	13,778	16,381
Purchases of other investments	(3,364)	(60,889)	(9,784)
Proceeds from foreclosed assets held for sale	1,292	2,319	7,599
Proceeds from sale of SBA loans	3,968	4,304	25,116
Purchases of premises and equipment, net	(8,550)	(9,016)	(10,282)
Return of investment on cash value of life insurance	3,813	277	418
Purchase of marine loan portfolio	—	(242,617)	—
Net cash proceeds received (paid) – market acquisitions	—	858,584	—
Net cash provided by (used in) investing activities	578,459	(1,024,270)	624,660

Home BancShares, Inc.
Consolidated Statements of Cash Flows

(In thousands)	Years Ended December 31,		
	2023	**2022**	**2021**
Financing Activities			
Net (decrease) increase in deposits, excluding deposits acquired	(1,151,072)	(2,177,058)	1,534,780
Net increase (decrease) in securities sold under agreements to repurchase	10,939	(9,740)	(28,045)
Increase in FHLB and other borrowed funds	6,476,550	601,000	—
Decrease in FHLB and other borrowed funds	(5,825,250)	(429,330)	—
Retirement of subordinated debentures	—	(300,000)	—
Proceeds from issuance of subordinated debentures	—	296,324	—
Redemption of trust preferred securities	—	(96,499)	—
Proceeds from exercise of stock options	802	156	2,374
Repurchase of common stock	(48,771)	(70,856)	(44,480)
Dividends paid on common stock	(145,904)	(128,424)	(92,142)
Net cash (used in) provided by financing activities	(682,706)	(2,314,427)	1,372,487
Net change in cash and cash equivalents	275,423	(2,925,525)	2,386,527
Cash and cash equivalents – beginning of year	724,790	3,650,315	1,263,788
Cash and cash equivalents – end of year	$ 1,000,213	$ 724,790	$ 3,650,315

See accompanying notes.

Home BancShares, Inc.

Notes to Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Home BancShares, Inc. (the "Company" or "HBI") is a bank holding company headquartered in Conway, Arkansas. The Company is primarily engaged in providing a full range of banking services to individual and corporate customers through its wholly-owned bank subsidiary – Centennial Bank (sometimes referred to as "Centennial" or the "Bank"). The Bank has branch locations in Arkansas, Florida, South Alabama, Texas and New York City. The Company is subject to competition from other financial institutions. The Company also is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

A summary of the significant accounting policies of the Company follows:

Operating Segments

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Bank is the only significant subsidiary upon which management makes decisions regarding how to allocate resources and assess performance. Each of the branches of the Bank provide a group of similar banking services, including such products and services as commercial, real estate and consumer loans, time deposits, checking and savings accounts. The individual bank branches have similar operating and economic characteristics. While the chief decision maker monitors the revenue streams of the various products, services and branch locations, operations are managed, and financial performance is evaluated on a Company-wide basis. Accordingly, all of the banking services and branch locations are considered by management to be aggregated into one reportable operating segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses, the valuation of investment securities, the valuation of foreclosed assets and the valuations of assets acquired and liabilities assumed in business combinations. In connection with the determination of the allowance for credit losses and the valuation of foreclosed assets, management obtains independent appraisals for significant properties.

Principles of Consolidation

The consolidated financial statements include the accounts of HBI and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Various items within the accompanying consolidated financial statements for previous years have been reclassified to provide more comparative information. These reclassifications had no effect on net earnings or stockholders' equity.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash held as demand deposits at various banks and the Federal Reserve Bank ("FRB") and interest-bearing deposits with other banks.

Investment Securities

Interest on investment securities is recorded as income as earned. Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains or losses on the sale of securities are determined using the specific identification method.

Management determines the classification of securities as available-for-sale, held-to-maturity, or trading at the time of purchase based on the intent and objective of the investment and the ability to hold to maturity. Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities. The Company has no trading securities.

Debt securities available-for-sale ("AFS") are reported at fair value with unrealized holding gains and losses reported as a separate component of stockholders' equity and other comprehensive income (loss), net of taxes. Securities that are held as available-for-sale are used as a part of our asset/liability management strategy. Securities that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors are classified as available-for-sale. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326, *Measurement of Credit Losses on Financial Instruments*. The Company first assesses whether it intends to sell or is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities that do not meet these criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, and changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The Company has made the election to exclude accrued interest receivable on AFS securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Debt securities held-to-maturity ("HTM"), which include any security for which we have the positive intent and ability to hold until maturity, are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized/accreted to the call date to interest income using the constant effective yield method over the estimated life of the security. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326, *Measurement of Credit Losses on Financial Instruments*. The Company measures expected credit losses on HTM securities on a collective basis by major security type, with each type sharing similar risk characteristics. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The Company has made the election to exclude accrued interest receivable on HTM securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed.

Loans Receivable and Allowance for Credit Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, deferred fees or costs on originated loans. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yield on the related loans.

The allowance for credit losses on loans receivable is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed and expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in the national unemployment rate, gross domestic product, national retail sales index, housing price indices and rental vacancy rate index.

The allowance for credit losses is measured based on call report segment as these types of loan exhibit similar risk characteristics. The identified loan segments are as follows:

- 1-4 family construction
- All other construction
- 1-4 family revolving home equity lines of credit ("HELOC") & junior liens
- 1-4 family senior liens
- Multifamily
- Owner occupied commercial real estate
- Non-owner occupied commercial real estate
- Commercial & industrial, agricultural, non-depository financial institutions, purchase/carry securities, other
- Consumer auto
- Other consumer
- Other consumer - SPF

The allowance for credit losses for each segment is measured through the use of the discounted cash flow method. Loans evaluated individually that are considered to be collateral dependent are not included in the collective evaluation. For these loans, where the Company has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the allowance for credit losses is measured based on the difference between the fair value of the collateral, net of estimated costs to sell, and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. The allowance for credit losses may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan, net of estimated costs to sell. For individually analyzed loans which are not considered to be collateral dependent, an allowance is recorded based on the loss rate for the respective pool within the collective evaluation.

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies:

- Management has a reasonable expectation at the reporting date that restructured loans made to borrowers experiencing financial difficulty will be executed with an individual borrower.
- The extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

Management qualitatively adjusts model results for risk factors that are not considered within our modeling processes but are nonetheless relevant in assessing the expected credit losses within our loan pools. These qualitative factors ("Q-Factors") and other qualitative adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. The various risks that may be considered in making Q-Factor and other qualitative adjustments include, among other things, the impact of (i) changes in lending policies, procedures and strategies; (ii) changes in nature and volume of the portfolio; (iii) staff experience; (iv) changes in volume and trends in classified loans, delinquencies and nonaccruals; (v) concentration risk; (vi) trends in underlying collateral values; (vii) external factors such as competition, legal and regulatory environment; (viii) changes in the quality of the loan review system and (ix) economic conditions.

Loans are placed on non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful, or generally when loans are 90 days or more past due. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. Accrued interest related to non-accrual loans is generally charged against the allowance for credit losses when accrued in prior years and reversed from interest income if accrued in the current year. Interest income on non-accrual loans may be recognized to the extent cash payments are received, although the majority of payments received are usually applied to principal. Non-accrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due, the customer has made required payments for at least six months, and we reasonably expect to collect all principal and interest.

Acquisition Accounting and Acquired Loans

The Company accounts for its acquisitions under FASB Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*, which requires the use of the purchase method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. In accordance with FASB ASC 326, the Company records both a discount or premium and an allowance for credit losses on acquired loans. All purchased loans are recorded at fair value in accordance with the fair value methodology prescribed in FASB ASC Topic 820, *Fair Value Measurements*. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Purchased loans that have experienced more than insignificant credit deterioration since origination are purchase credit deteriorated ("PCD") loans. An allowance for credit losses is determined using the same methodology as other loans. The Company develops separate PCD models for each loan segment with PCD loans not individually analyzed for credit losses. These models utilize a peer group benchmark in order to determine the probability of default and loss given default to be used in the calculation. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a non-credit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through the provision for credit losses.

For further discussion of the Company's acquisitions, see Note 2 to the Notes to Consolidated Financial Statements.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Foreclosed Assets Held for Sale

Real estate and personal properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis.

Valuations are periodically performed by management, and the real estate and personal properties are carried at fair value less costs to sell. Gains and losses from the sale of other real estate and personal properties are recorded in non-interest income, and expenses used to maintain the properties are included in non-interest expense.

Bank Premises and Equipment

Bank premises and equipment are carried at cost or fair value at the date of acquisition less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are used for tax purposes. Leasehold improvements are capitalized and amortized using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements whichever is shorter. The assets' estimated useful lives for book purposes are as follows:

Bank premises	15-40 years
Furniture, fixtures, and equipment	3-15 years

Cash value of life insurance

The Company has purchased life insurance policies on certain key employees. Life insurance owned by the Company is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Intangible Assets

Intangible assets consist of goodwill and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The core deposit intangible represents the excess intangible value of acquired deposit customer relationships as determined by valuation specialists. The core deposit intangibles are being amortized over 120 months on a straight-line basis. Goodwill is not amortized, but rather, is evaluated for impairment on at least an annual basis or more frequently if changes or circumstances occur. The Company performed its annual impairment test of goodwill and core deposit intangibles during 2023, 2022 and 2021, as required by FASB ASC 350, *Intangibles - Goodwill and Other*. The 2023, 2022 and 2021 tests indicated no impairment of the Company's goodwill or core deposit intangibles.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. At the point funds deposited by customers become investable, those funds are used to purchase securities owned by the Company and held in its general account with the designation of Customers' Securities. A third party maintains control over the securities underlying overnight repurchase agreements. The securities involved in these transactions are generally U.S. Treasury or Federal Agency issues. Securities sold under agreements to repurchase generally mature on the banking day following that on which the investment was initially purchased and are treated as collateralized financing transactions which are recorded at the amounts at which the securities were sold plus accrued interest. Interest rates and maturity dates of the securities involved vary and are not intended to be matched with funds from customers.

Derivative Financial Instruments

The Company may enter into derivative contracts for the purposes of managing exposure to interest rate risk. The Company records all derivatives on the consolidated balance sheet at fair value. Historically the Company's policy has been not to invest in derivative type investments.

The Company has standalone derivative financial instruments acquired in a previous acquisition. These derivative financial instruments consist of interest rate swaps and are recognized as assets and liabilities in the consolidated statements of financial condition at fair value. The Bank's derivative instruments have not been designated as hedging instruments. These undesignated derivative instruments are recognized on the consolidated balance sheet at fair value, with changes in fair value recorded in other non-interest income. In addition, as of December 31, 2023 and December 31, 2022, the Company had derivative contracts outstanding associated with the mortgage loans held for sale portfolio. As of December 31, 2023 and 2022, these derivative instruments are not considered to be material to the Company's financial position and results of operations.

Stock Options

The Company accounts for stock options in accordance with FASB ASC 718, *Compensation - Stock Compensation,* which establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods and services, or (ii) incurs liabilities in exchange for goods and services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. FASB ASC 718 requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant.

For additional information on the stock-based compensation plan, see Note 13.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company and its subsidiaries file consolidated tax returns. Its subsidiary provides for income taxes on a separate return basis, and remits to the Company amounts determined to be currently payable.

Revenue Recognition.

ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The majority of our revenue-generating transactions are not subject to ASC Topic 606, including revenue generated from financial instruments, such as our loans, letters of credit, investment securities and mortgage lending income, as these activities are subject to other GAAP discussed elsewhere within our disclosures. Descriptions of our significant revenue-generating activities that are within the scope of ASC Topic 606, which are presented in our income statements as components of non-interest income are as follows:

- Service charges on deposit accounts – These represent general service fees for monthly account maintenance and activity or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer). Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

- Other service charges and fees – These represent credit card interchange fees and Centennial Commercial Finance Group ("Centennial CFG") loan fees. The interchange fees are recorded in the period the performance obligation is satisfied which is generally the cash basis based on agreed upon contracts. The Centennial CFG loan fees are based on loan or other negotiated agreements with customers and are accounted for under ASC Topic 310.

- Trust fees - The Company enters into contracts with its customers to manage assets for investment, and/or transact on their accounts. The Company generally satisfies its performance obligations as services are rendered. The management fees are percentage based, flat, percentage of income or a fixed percentage calculated upon the average balance of assets depending upon account type. Fees are collected on a monthly or annual basis.

Earnings per Share

Basic earnings per share is computed based on the weighted-average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted-average shares and all potential dilutive shares outstanding during the period. The following table sets forth the computation of basic and diluted earnings per share (EPS) for the years ended December 31:

	2023	2022	2021
	(In thousands, except per share data)		
Net income	$ 392,929	$ 305,262	$ 319,021
Average common shares outstanding	202,627	194,694	164,501
Effect of common stock options	146	325	357
Diluted common shares outstanding	202,773	195,019	164,858
Basic earnings per common share	$ 1.94	$ 1.57	$ 1.94
Diluted earnings per common share	$ 1.94	$ 1.57	$ 1.94

As of December 31, 2023, 2022 and 2021, the Company's stock options were dilutive to earnings per share. The impact of anti-dilutive shares to the diluted earnings per share calculation was considered immaterial for the periods ended December 31, 2023, 2022 and 2021.

2. Business Combinations

Acquisition of Happy Bancshares, Inc.

On April 1, 2022, the Company completed the acquisition of Happy Bancshares, Inc. ("Happy"), and merged Happy State Bank into Centennial Bank. The Company issued approximately 42.4 million shares of its common stock valued at approximately $958.8 million as of April 1, 2022. In addition, the holders of certain Happy stock-based awards received approximately $3.7 million in cash in cancellation of such awards, for a total transaction value of approximately $962.5 million. The acquisition added new markets for expansion and brought complementary businesses together to drive synergies and growth.

Including the effects of the known purchase accounting adjustments, as of the acquisition date, Happy had approximately $6.69 billion in total assets, $3.65 billion in loans and $5.86 billion in customer deposits. Happy formerly operated its banking business from 62 locations in Texas.

The Company has determined that the acquisition of the net assets of Happy constitutes a business combination as defined by ASC Topic 805, *Business Combinations.* Accordingly, the assets acquired and liabilities assumed are presented at their fair values as required. Fair values were determined based on the requirements of ASC Topic 820, *Fair Value Measurements*. In many cases, the determination of these fair values required management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature. The following schedule is a breakdown of the assets acquired and liabilities assumed as of the acquisition date:

	Happy Bancshares, Inc.		
	Acquired from Happy	Fair Value Adjustments	As Recorded by HBI
	(Dollars in thousands)		
Assets			
Cash and due from banks	$ 112,999	$ (446)	$ 112,553
Interest-bearing deposits with other banks	746,031	—	746,031
Cash and cash equivalents	859,030	(446)	858,584
Investment securities - available-for-sale, net of allowance for credit losses	1,773,540	8,485	1,782,025
Total investment securities	1,773,540	8,485	1,782,025
Loans receivable	3,657,009	(4,389)	3,652,620
Allowance for credit losses	(42,224)	25,408	(16,816)
Loans receivable, net	3,614,785	21,019	3,635,804
Bank premises and equipment, net	153,642	(12,270)	141,372
Foreclosed assets held for sale	193	(77)	116
Cash value of life insurance	105,049	3	105,052
Accrued interest receivable	31,575	—	31,575
Deferred tax asset, net	32,908	(1,092)	31,816
Goodwill	130,428	(130,428)	—
Core deposit intangible	10,672	31,591	42,263
Other assets	43,330	15,567	58,897
Total assets acquired	$ 6,755,152	$ (67,648)	$ 6,687,504
Liabilities			
Deposits			
Demand and non-interest-bearing	$ 1,932,756	$ 67	$ 1,932,823
Savings and interest-bearing transaction accounts	3,519,652	—	3,519,652
Time deposits	401,899	903	402,802
Total deposits	5,854,307	970	5,855,277
FHLB and other borrowed funds	74,212	4,118	78,330
Accrued interest payable and other liabilities	50,889	(1,892)	48,997
Subordinated debentures	159,965	7,625	167,590
Total liabilities assumed	6,139,373	10,821	6,150,194
Equity			
Total equity assumed	615,779	(615,779)	—
Total liabilities and equity assumed	$ 6,755,152	$ (604,958)	$ 6,150,194
Net assets acquired			537,310
Purchase price			962,538
Goodwill			$ 425,228

The following is a description of the methods used to determine the fair values of significant assets and liabilities presented above:

Cash and due from banks, interest-bearing deposits with other banks and federal funds sold – The carrying amount of these assets was deemed a reasonable estimate of fair value based on the short-term nature of these assets.

Investment securities – Investment securities were acquired from Happy with an approximately $8.5 million adjustment to fair value based upon quoted market prices. Otherwise the book value was deemed to approximate fair value.

Loans – Fair values for loans were based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan, whether or not the loan was amortizing and current discount rates. The discount rates used for loans are based on current market rates for new originations of comparable loans and include adjustments for liquidity concerns. The discount rate does not include a factor for credit losses as that has been included in the estimated cash flows. Loans were grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. See Note 5 to the Condensed Notes to Consolidated Financial Statements, for additional information related to purchased financial assets with credit deterioration.

Bank premises and equipment – Bank premises and equipment were acquired from Happy with a $12.3 million adjustment to fair value. This represents the difference between current appraisals completed in connection with the acquisition and book value acquired.

Foreclosed assets held for sale – These assets are presented at the estimated fair values that management expects to receive when the properties are sold, net of related costs of disposal.

Cash value of life insurance – Bank owned life insurance is carried at its current cash surrender value, which is the most reasonable estimate of fair value.

Accrued interest receivable – The carrying amount of these assets was deemed a reasonable estimate of the fair value.

Core deposit intangible – This core deposit intangible asset represents the value of the relationships that Happy had with its deposit customers. The fair value of this intangible asset was estimated based on a discounted cash flow methodology that gave appropriate consideration to expected customer attrition rates, cost of the deposit base, and the net maintenance cost attributable to customer deposits.

Deposits – The fair values used for the demand and savings deposits that comprise the transaction accounts acquired, by definition, equal the amount payable on demand at the acquisition date. The $903,000 fair value adjustment applied for time deposits was because the weighted-average interest rate of Happy's certificates of deposits were estimated to be above the current market rates.

FHLB borrowed funds – The fair value of FHLB borrowed funds is estimated based on borrowing rates currently available to the Company for borrowings with similar terms and maturities.

Accrued interest payable and other liabilities – The fair value adjustment results from certain liabilities whose value was estimated to be more or less than book value, such as certain accounts payable and other miscellaneous liabilities. The carrying amount of accrued interest and the remainder of other liabilities was deemed to be a reasonable estimate of fair value.

Subordinated debentures – The fair value of subordinated debentures is estimated based on borrowing rates currently available to the Company for borrowings with similar terms and maturities.

The unaudited pro-forma combined consolidated financial information presents how the combined financial information of HBI and Happy might have appeared had the businesses actually been combined. The following schedule represents the unaudited pro forma combined financial information as of the years ended December 31, 2022 and 2021, assuming the acquisition was completed as of January 1, 2022 and 2021, respectively:

| | December 31, | |
| | 2022 | 2021 |
	(In thousands, except per share data)	
Total interest income	$ 935,168	$ 839,407
Total non-interest income	188,012	190,550
Net income available to all shareholders	406,949	317,190
Basic earnings per common share	$ 1.98	$ 1.53
Diluted earnings per common share	1.98	1.53

The unaudited pro-forma consolidated financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented and had the impact of possible significant revenue enhancements and expense efficiencies from in-market cost savings, among other factors, been considered and, accordingly, does not attempt to predict or suggest future results. Pro-forma results include Happy merger expenses of $49.6 million, provision for credit losses on acquired loans of $45.2 million, provision for credit losses on acquired unfunded commitments of $11.4 million and provision for credit losses on acquired investment securities of $2.0 million for the years ended December 31, 2022 and 2021, respectively. The pro-forma financial information also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during this period.

Purchased loans that reflect a more-than-insignificant deterioration of credit from origination are considered PCD. For PCD loans, the initial estimate of expected credit losses is recognized in the allowance for credit losses on the date of acquisition using the same methodology as other loans held-for-investment. The following table provides a summary of loans purchased as part of the Happy acquisition with credit deterioration at acquisition:

| | April 1, 2022 |
	(In thousands)
Purchased Loans with Credit Deterioration:	
Par value	$ 165,028
Allowance for credit losses at acquisition	(16,816)
Premium on acquired loans	684
Purchase price	$ 148,896

3. Investment Securities

The amortized cost and estimated fair value of investment securities that are classified as available-for-sale and held-to-maturity are as follows:

	December 31, 2023					
	Available-for-Sale					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In thousands)					
U.S. government-sponsored enterprises	$ 361,494	$ —	$ 361,494	$ 2,247	$ (17,093)	$ 346,648
U.S. government-sponsored mortgage-backed securities	1,711,668	—	1,711,668	310	(191,557)	1,520,421
Private mortgage-backed securities	191,522	—	191,522	—	(16,117)	175,405
Non-government-sponsored asset backed securities	370,203	—	370,203	821	(7,551)	363,473
State and political subdivisions	990,318	—	990,318	1,938	(75,931)	916,325
Other securities	215,722	(2,525)	213,197	402	(28,030)	185,569
Total	$ 3,840,927	$ (2,525)	$ 3,838,402	$ 5,718	$ (336,279)	$ 3,507,841

	December 31, 2023					
	Held-to-Maturity					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In thousands)					
U.S. government-sponsored enterprises	$ 43,285	$ —	$ 43,285	$ —	$ (2,607)	$ 40,678
U.S. government-sponsored mortgage-backed securities	130,278	—	130,278	106	(4,362)	126,022
State and political subdivisions	1,110,424	(2,005)	1,108,419	456	(105,094)	1,003,781
Total	$ 1,283,987	$ (2,005)	$ 1,281,982	$ 562	$ (112,063)	$ 1,170,481

	December 31, 2022					
	Available-for-Sale					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In thousands)					
U.S. government-sponsored enterprises	$ 682,316	$ —	$ 682,316	$ 2,713	$ (23,209)	$ 661,820
U.S. government-sponsored mortgage-backed securities	1,900,796	—	1,900,796	71	(215,405)	1,685,462
Private mortgage-backed securities	197,435	—	197,435	—	(18,302)	179,133
Non-government-sponsored asset backed securities	428,933	—	428,933	95	(14,654)	414,374
State and political subdivisions	1,021,188	(842)	1,020,346	1,649	(115,698)	906,297
Other securities	214,952	—	214,952	251	(20,699)	194,504
Total	$ 4,445,620	$ (842)	$ 4,444,778	$ 4,779	$ (407,967)	$ 4,041,590

	December 31, 2022					
	Held-to-Maturity					
	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	(In thousands)					
U.S. government-sponsored enterprises	$ 43,017	$ —	$ 43,017	$ —	$ (3,349)	$ 39,668
U.S. government-sponsored mortgage-backed securities	135,000	—	135,000	131	(3,756)	131,375
State and political subdivisions	1,111,693	(2,005)	1,109,688	65	(154,650)	955,103
Total	$ 1,289,710	$ (2,005)	$ 1,287,705	$ 196	$ (161,755)	$ 1,126,146

On April 1, 2022, the Company completed the acquisition of Happy. Including the effects of the purchase accounting adjustments, as of the acquisition date, Happy had approximately $1.78 billion in investments, net of purchase accounting adjustments. The Company classified approximately $1.12 billion of investments acquired from Happy as held-to-maturity at the acquisition date.

Assets, principally investment securities, having a fair value of approximately $3.57 billion and $2.35 billion at December 31, 2023 and 2022, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. Also, investment securities pledged as collateral for repurchase agreements totaled approximately $142.1 million and $131.1 million at December 31, 2023 and 2022, respectively.

The amortized cost and estimated fair value of securities classified as available-for-sale and held-to-maturity at December 31, 2023, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
Due in one year or less	$ 19,327	$ 19,140	$ —	$ —
Due after one year through five years	224,786	211,009	27,498	26,042
Due after five years through ten years	401,003	358,789	305,944	278,676
Due after ten years	922,418	859,604	820,267	739,741
U.S. government-sponsored mortgage-backed securities	1,711,668	1,520,421	130,278	126,022
Private mortgage-backed securities	191,522	175,405	—	—
Non-government-sponsored asset backed securities	370,203	363,473	—	—
Total	$ 3,840,927	$ 3,507,841	$ 1,283,987	$ 1,170,481

During the year ended December 31, 2023, no available-for-sale securities were sold. During the year ended December 31, 2022, $67.3 million in available-for-sale securities were sold, and no gain or loss was recognized. During the year ended December 31, 2021, $17.9 million in available-for-sale securities were sold, and the gross realized gains on the sales totaled $219,000. The income tax expense/benefit to net security gains and losses was 25.740% of the gross amounts.

The following shows gross unrealized losses and estimated fair value of investment securities classified as available-for-sale and held-to-maturity, aggregated by investment category and length of time that individual investment securities have been in a continuous loss position as of December 31, 2023 and 2022:

	December 31, 2023					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Available-for-sale:						
U.S. government-sponsored enterprises	$ 2,742	$ (2)	$ 180,569	$ (17,091)	$ 183,311	$ (17,093)
U.S. government-sponsored mortgage-backed securities	102,831	(2,166)	1,392,318	(189,391)	1,495,149	(191,557)
Private mortgage-backed securities	9,298	(226)	166,107	(15,891)	175,405	(16,117)
Non-government-sponsored asset backed securities	—	—	213,838	(7,551)	213,838	(7,551)
State and political subdivisions	28,596	(400)	769,860	(75,531)	798,456	(75,931)
Other securities	—	—	164,430	(28,030)	164,430	(28,030)
Total	$ 143,467	$ (2,794)	$ 2,887,122	$ (333,485)	$ 3,030,589	$ (336,279)
Held-to-maturity:						
U.S. government-sponsored enterprises	$ —	$ —	$ 40,677	$ (2,607)	$ 40,677	$ (2,607)
U.S. government-sponsored mortgage-backed securities	48,498	(861)	65,573	(3,501)	114,071	(4,362)
State and political subdivisions	21,493	(297)	956,578	(104,797)	978,071	(105,094)
Total	$ 69,991	$ (1,158)	$ 1,062,828	$ (110,905)	$ 1,132,819	$ (112,063)

	December 31, 2022					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Available-for-sale:						
U.S. government-sponsored enterprises	$ 315,531	$ (3,056)	$ 128,527	$ (20,153)	$ 444,058	$ (23,209)
U.S. government-sponsored mortgage-backed securities	850,268	(46,505)	807,566	(168,900)	1,657,834	(215,405)
Private mortgage-backed securities	179,133	(18,302)	—	—	179,133	(18,302)
Non-government-sponsored asset backed securities	285,724	(9,726)	39,133	(4,928)	324,857	(14,654)
State and political subdivisions	485,817	(50,484)	338,638	(65,214)	824,455	(115,698)
Other securities	138,976	(15,314)	34,423	(5,385)	173,399	(20,699)
Total	$ 2,255,449	$ (143,387)	$ 1,348,287	$ (264,580)	$ 3,603,736	$ (407,967)
Held-to-maturity:						
U.S. government-sponsored enterprises	$ 39,668	$ (3,349)	$ —	$ —	$ 39,668	$ (3,349)
U.S. government-sponsored mortgage-backed securities	106,840	(3,756)	—	—	106,840	(3,756)
State and political subdivisions	955,563	(154,650)	—	—	955,563	(154,650)
Total	$ 1,102,071	$ (161,755)	$ —	$ —	$ 1,102,071	$ (161,755)

Debt securities available-for-sale ("AFS") are reported at fair value with unrealized holding gains and losses reported as a separate component of stockholders' equity and other comprehensive income (loss), net of taxes. Securities that are held as available-for-sale are used as a part of our asset/liability management strategy. Securities that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors are classified as available-for-sale. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326, *Measurement of Credit Losses on Financial Instruments* ("ASC 326"). The Company first assesses whether it intends to sell or is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities that do not meet these criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, and changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The Company has made the election to exclude accrued interest receivable on AFS securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Debt securities held-to-maturity ("HTM"), which include any security for which we have the positive intent and ability to hold until maturity, are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized/accreted to the call date to interest income using the constant effective yield method over the estimated life of the security. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326. The Company measures expected credit losses on HTM securities on a collective basis by major security type, with each type sharing similar risk characteristics. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The Company has made the election to exclude accrued interest receivable on HTM securities from the estimate of credit losses and report accrued interest separately on the consolidated balance sheets. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed.

During the year ended December 31, 2023, one of the Company's AFS subordinated debt investment securities was downgraded below investment grade. As result, the Company wrote down the value of the investment to its unrealized loss position, which required a $1.7 million provision. The remaining $842,000 allowance for credit losses on AFS investments is associated with certain securities in the subordinated debt portfolio within the banking sector. These investments are classified within the other securities category of the AFS portfolio. The $2.0 million allowance for credit losses for the held-to-maturity portfolio was considered adequate. No additional provision for credit losses was considered necessary for the HTM portfolio.

Available-for-Sale Investment Securities

	Years Ended December 31,		
	2023	2022	2021
	(In thousands)		
Allowance for credit losses:			
Beginning balance	$ 842	$ 842	$ 842
Provision for credit loss	1,683	—	—
Ending balance, December 31,	$ 2,525	$ 842	$ 842

Held-to-Maturity Investment Securities

	Years Ended December 31,		
	2023	2022	2021
Allowance for credit losses:		(In thousands)	
Beginning balance	$ 2,005	$ —	$ —
Provision for credit loss - acquired securities	—	2,005	—
Securities charged-off	—	—	—
Recoveries	—	—	—
Ending balance, December 31,	$ 2,005	$ 2,005	$ —

For the year ended December 31, 2023, the Company had available-for-sale investment securities with approximately $333.5 million in unrealized losses, which have been in continuous loss positions for more than twelve months. With the exception of the securities with credit losses noted above, the Company's assessments indicated that the cause of the market depreciation was primarily due to the change in interest rates and not the issuer's financial condition, or downgrades by rating agencies. In addition, approximately 30.4% of the Company's available-for-sale investment portfolio will mature or are expected to pay down within five years or less. As a result, the Company has the ability and intent to hold such securities until maturity.

For the year ended December 31, 2022, the Company had available-for-sale investment securities with approximately $264.6 million in unrealized losses, which had been in continuous loss positions for more than twelve months. The Company's assessments indicated that the cause of the market depreciation was primarily due to the change in interest rates and not the issuer's financial condition, or downgrades by rating agencies. In addition, approximately 33.0% of the Company's available-for-sale investment portfolio was expected to mature or pay down within five years or less. As a result, the Company has the ability and intent to hold such securities until maturity.

As of December 31, 2023, the Company's available-for-sale securities portfolio consisted of 1,583 investment securities, 1,296 of which were in an unrealized loss position. As noted in the table above, the total amount of the unrealized loss was $336.3 million. The U.S government-sponsored enterprises portfolio contained unrealized losses of $17.1 million on 59 securities. The U.S. government-sponsored mortgage-backed securities portfolio contained $191.6 million of unrealized losses on 669 securities, and the private mortgage-backed securities portfolio contained $16.1 million of unrealized losses on 32 securities. The non-government-sponsored asset backed securities portfolio contained $7.6 million of unrealized losses on 31 securities. The state and political subdivisions portfolio contained. In addition, the other securities portfolio contained $75.9 million of unrealized losses on 444 securities. In addition, the other securities portfolio contained $28.0 million of unrealized losses on 61 securities. With the exception of the investments for which an allowance for credit losses has been established, the unrealized losses on the Company's investments were primarily a result of interest rate changes, and the Company expects to recover the amortized cost basis over the term of the securities. The Company has determined that, as of December 31, 2023, an additional provision for credit losses is not necessary because the decline in market value was attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity.

As of December 31, 2023, the Company's held-to-maturity securities portfolio consisted of 507 investment securities, 486 of which were in an unrealized loss position. As noted in the table above, the total amount of the unrealized loss was $112.1 million. The U.S. government-sponsored enterprises portfolio contained unrealized losses of $2.6 million on 5 securities. The U.S. government-sponsored mortgage-backed securities portfolio contained $4.4 million of unrealized losses on 18 securities. The state and political subdivisions portfolio contained $105.1 million of unrealized losses on 463 securities. The unrealized losses on the Company's held-to-maturity investments were a result of interest rate changes. The Company expects to recover the amortized cost basis over the term of the securities. Because the decline in market value was attributable to changes in interest rates and not credit quality, the Company has determined that an additional provision for credit losses is not necessary as of December 31, 2023.

The following table summarizes bond ratings for the Company's held-to-maturity portfolio, based upon amortized cost, issued by state and political subdivisions and other securities as of December 31, 2023:

	State and Political Subdivisions	U.S. government-sponsored enterprises	U.S. government-sponsored mortgage-backed securities	Total
	(In thousands)			
Aaa/AAA	$ 235,557	$ 43,285	$ —	$ 278,842
Aa/AA	845,418	—	—	845,418
A	27,667	—	—	27,667
Not rated	1,782	—	—	1,782
Agency Backed	—	—	130,278	130,278
Total	$ 1,110,424	$ 43,285	$ 130,278	$ 1,283,987

Income earned on securities for the years ended is as follows:

	December 31,		
	2023	2022	2021
	(In thousands)		
Taxable:			
Available-for-sale	$ 108,650	$ 71,352	$ 30,054
Held-to-maturity	29,925	20,581	—
Tax-exempt:			
Available-for-sale	19,104	19,168	19,642
Held-to-maturity	12,514	9,188	—
Total	$ 170,193	$ 120,289	$ 49,696

4. Loans Receivable

The various categories of loans receivable are summarized as follows:

	December 31,	
	2023	2022
	(In thousands)	
Real estate:		
Commercial real estate loans		
Non-farm/non-residential	$ 5,549,954	$ 5,632,063
Construction/land development	2,293,047	2,135,266
Agricultural	325,156	346,811
Residential real estate loans		
Residential 1-4 family	1,844,260	1,748,551
Multifamily residential	435,736	578,052
Total real estate	10,448,153	10,440,743
Consumer	1,153,690	1,149,896
Commercial and industrial	2,324,991	2,349,263
Agricultural	307,327	285,235
Other	190,567	184,343
Total Loans receivable	$ 14,424,728	$ 14,409,480
Allowance for credit losses	(288,234)	(289,669)
Loans receivable, net	$ 14,136,494	$ 14,119,811

On April 1, 2022, the Company completed the acquisition of Happy. Including the effects of the purchase accounting adjustments, as of the acquisition date, Happy had approximately $3.65 billion in loans.

During the year ended December 31, 2023, the Company sold $3.7 million of the guaranteed portion of certain SBA loans, which resulted in a gain of approximately $278,000. During the year ended December 31, 2022, the Company sold $4.1 million of the guaranteed portion of certain SBA loans, which resulted in a gain of $183,000. During the year ended December 31, 2021, the Company sold $22.7 million of the guaranteed portion of certain SBA loans, which resulted in a gain of $2.4 million.

Mortgage loans held for sale of approximately $123.4 million and $79.9 million at December 31, 2023 and 2022, respectively, are included in residential 1-4 family loans. Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid. The Company obtains forward commitments to sell mortgage loans to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. The forward commitments acquired by the Company for mortgage loans in process of origination are considered mandatory forward commitments. Because these commitments are structured on a mandatory basis, the Company is required to substitute another loan or to buy back the commitment if the original loan does not fund. The Company regularly sells mortgages into the capital markets to mitigate the effects of interest rate volatility during the period from the time an interest rate lock commitment ("IRLC") is issued until the IRLC funds creating a mortgage loan held for sale and its subsequent sale into the secondary/capital markets. Loan sales are typically executed on a mandatory basis. Under a mandatory commitment, the Company agrees to deliver a specified dollar amount with predetermined terms by a certain date. Generally, the commitment is not loan specific, and any combination of loans can be delivered into the outstanding commitment provided the terms fall within the parameters of the commitment. Upon failure to deliver, the Company is subject to fees based on market movement. These commitments are derivative instruments and their fair values at December 31, 2023 and 2022 were not material.

Purchased loans that have experienced more than insignificant credit deterioration since origination are PCD loans. An allowance for credit losses is determined using the same methodology as other loans. For PCD loans not individually analyzed for impairment, the Company develops separate PCD models for each loan segment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a non-credit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through the provision for credit losses. The Company held approximately $130.7 million and $142.5 million in PCD loans, as of December 31, 2023 and 2022, respectively. The balance, as of December 31, 2023, consisted of $130.4 million resulting from the acquisition of Happy and $376,100 from the acquisition of LH-Finance. The balance, as of December 31, 2022, consisted of $142.1 million resulting from the acquisition of Happy and $415,000 from the acquisition of LH-Finance.

5. Allowance for Credit Losses, Credit Quality and Other

The Company uses the discounted cash flow ("DCF") method to estimate expected losses for all of Company's loan pools. These pools are as follows: construction & land development; other commercial real estate; residential real estate; commercial & industrial; and consumer & other. The loan portfolio pools were selected in order to generally align with the loan categories specified in the quarterly call reports required to be filed with the Federal Financial Institutions Examination Council. For each of these loan pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data. The Company uses regression analysis of historical internal and peer data to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the loss drivers.

Management qualitatively adjusts model results for risk factors that are not considered within our modeling processes but are nonetheless relevant in assessing the expected credit losses within our loan pools. These Q-Factors and other qualitative adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. The various risks that may be considered in making Q-Factor and other qualitative adjustments include, among other things, the impact of (i) changes in lending policies, procedures and strategies; (ii) changes in nature and volume of the portfolio; (iii) staff experience; (iv) changes in volume and trends in classified loans, delinquencies and nonaccruals; (v) concentration risk; (vi) trends in underlying collateral values; (vii) external factors such as competition, legal and regulatory environment; (viii) changes in the quality of the loan review system and (ix) economic conditions.

Each year management evaluates the performance of the selected models used in the CECL calculation through backtesting. Based on the results of the testing, management determines if the various models produced accurate results compared to the actual losses incurred for the current economic environment. Management then determines if changes to the input assumptions and economic factors would produce a stronger overall calculation that is more responsive to changes in economic conditions. The Company continues to use regression analysis to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default for the changes in the economic factors for the loss driver segments. The identified loss drivers by segment are included below as of December 31, 2023 and 2022.

Loss Driver Segment	Call Report Segment(s)	Modeled Economic Factors
1-4 Family Construction	1a1	National Unemployment (%) & Housing Price Index (%)
All Other Construction	1a2	National Unemployment (%) & Gross Domestic Product (%)
1-4 Family Revolving HELOC & Junior Liens	1c1	National Unemployment (%) & Housing Price Index – CoreLogic (%)
1-4 Family Revolving HELOC & Junior Liens	1c2b	National Unemployment (%) & Gross Domestic Product (%)
1-4 Family Senior Liens	1c2a	National Unemployment (%) & Gross Domestic Product (%)
Multifamily	1d	Rental Vacancy Rate (%) & Housing Price Index – Case-Schiller (%)
Owner Occupied CRE	1e1	National Unemployment (%) & Gross Domestic Product (%)
Non-Owner Occupied CRE	1e2,1b,8	National Unemployment (%) & Gross Domestic Product (%)
Commercial & Industrial, Agricultural, Non-Depository Financial Institutions, Purchase/Carry Securities, Other	4a, 3, 9a, 9b1, 9b2, 10, Other	National Unemployment (%) & National Retail Sales (%)
Consumer Auto	6c	National Unemployment (%) & National Retail Sales (%)
Other Consumer	6b, 6d	National Unemployment (%) & National Retail Sales (%)
Other Consumer - SPF	6d	National Unemployment (%)

For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts to a historical loss rate over four quarters on a straight-line basis. Management leverages economic projections from a reputable and independent third party to inform its loss driver forecasts over the four-quarter forecast period. Other internal and external indicators of economic forecasts are also considered by management when developing the forecast metrics.

The combination of adjustments for credit expectations (default and loss) and time expectations prepayment, curtailment, and time to recovery produces an expected cash flow stream at the instrument level. Instrument effective yield is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows are then discounted at that effective yield to produce an instrument-level net present value of expected cash flows ("NPV"). An allowance for credit loss is established for the difference between the instrument's NPV and amortized cost basis.

Construction/Land Development and Other Commercial Real Estate Loans. We originate non-farm and non-residential loans (primarily secured by commercial real estate), construction/land development loans, and agricultural loans, which are generally secured by real estate located in our market areas. Our commercial mortgage loans are generally collateralized by first liens on real estate and amortized (where defined) over a 15 to 30-year period with balloon payments due at the end of one to five years. These loans are generally underwritten by assessing cash flow (debt service coverage), primary and secondary source of repayment, the financial strength of any guarantor, the strength of the tenant (if any), the borrower's liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. Generally, we will loan up to 85% of the value of improved property, 65% of the value of raw land and 75% of the value of land to be acquired and developed. A first lien on the property and assignment of lease is required if the collateral is rental property, with second lien positions considered on a case-by-case basis.

Residential Real Estate Loans. We originate one to four family, residential mortgage loans generally secured by property located in our primary market areas. Residential real estate loans generally have a loan-to-value ratio of up to 90%. These loans are underwritten by giving consideration to many factors including the borrower's ability to pay, stability of employment or source of income, debt-to-income ratio, credit history and loan-to-value ratio.

Commercial and Industrial Loans. Commercial and industrial loans are made for a variety of business purposes, including working capital, inventory, equipment and capital expansion. The terms for commercial loans are generally one to seven years. Commercial loan applications must be supported by current financial information on the borrower and, where appropriate, by adequate collateral. Commercial loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary sources of repayment, the financial strength of any guarantor, the borrower's liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. The loan to value ratio depends on the type of collateral. Generally, accounts receivable are financed at between 50% and 80% of accounts receivable less than 60 days past due. Inventory financing will range between 50% and 80% (with no work in process) depending on the borrower and nature of inventory. We require a first lien position for those loans.

Consumer & Other Loans. Our consumer & other loans are primarily composed of loans to finance United States Coast Guard registered high-end sail and power boats. The performance of consumer & other loans will be affected by the local and regional economies as well as the rates of personal bankruptcies, job loss, divorce and other individual-specific characteristics.

Off-Balance Sheet Credit Exposures. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The allowance for credit loss on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The Company uses the DCF method to estimate expected losses for all of Company's off-balance sheet credit exposures through the use of the existing DCF models for the Company's loan portfolio pools. The off-balance sheet credit exposures exhibit similar risk characteristics as loans currently in the Company's loan portfolio.

During the year ended December 31, 2023, the Company recorded a $12.0 million provision for credit losses on loans, and the Company reversed $1.5 million in provision for unfunded commitments.

During the year ended December 31, 2022, the Company completed the acquisition of Happy. As a result, the Company recorded $4.4 million in net loan discounts and a $16.8 million increase in the allowance for credit losses related to PCD loans. In addition, the Company recorded a $45.2 million provision for credit losses on acquired loans for the CECL "double count" and an $11.4 million provision for credit losses on acquired unfunded commitments. In addition, the Company recorded a $5.0 million provision for credit losses on loans due to increased loan growth. However, the Company determined that no additional provision was necessary for unfunded commitments as the current level of the reserve was considered adequate.

During the year ended December 31, 2021, the Company did not record a provision for credit losses on loans as the level of the allowance for credit losses was considered adequate, and the Company reversed $4.8 million in provision for unfunded commitments.

The following table presents the activity in the allowance for credit losses for the year ended December 31, 2023.

| | Year Ended December 31, 2023 | | | | | |
	Construction/ Land Development	Other Commercial Real Estate	Residential Real Estate	Commercial & Industrial	Consumer & Other	Total
	(In thousands)					
Allowance for credit losses:						
Beginning balance	$ 32,243	$ 93,848	$ 50,963	$ 89,354	$ 23,261	$ 289,669
Loans charged off	(263)	(2,335)	(269)	(9,157)	(4,031)	(16,055)
Recoveries of loans previously charged off	113	533	329	583	1,112	2,670
Net loans recovered (charged off)	(150)	(1,802)	60	(8,574)	(2,919)	(13,385)
Provision for credit loss - loans	1,784	(13,411)	4,837	12,030	6,710	11,950
Balance, December 31	$ 33,877	$ 78,635	$ 55,860	$ 92,810	$ 27,052	$ 288,234

The following table presents the balance in the allowance for credit losses for the year ended December 31, 2022.

	Year Ended December 31, 2022					
	Construction/ Land Development	Other Commercial Real Estate	Residential Real Estate	Commercial & Industrial	Consumer & Other	Total
	(In thousands)					
Allowance for credit losses:						
Beginning balance	$ 28,415	$ 87,218	$ 48,458	$ 53,062	$ 19,561	$ 236,714
Allowance for credit losses on PCD loans - Happy acquisition	950	9,283	980	5,596	7	16,816
Loans charged off	(1)	—	(446)	(9,773)	(7,047)	(17,267)
Recoveries of loans previously charged off	405	967	119	780	965	3,236
Net loans recovered (charged off)	404	967	(327)	(8,993)	(6,082)	(14,031)
Provision for credit loss - acquired loans	7,205	18,711	7,380	11,303	571	45,170
Provision for credit loss - loans	(4,731)	(22,331)	(5,528)	28,386	9,204	5,000
Balance, December 31	$ 32,243	$ 93,848	$ 50,963	$ 89,354	$ 23,261	$ 289,669

The following table presents the balance in the allowance for loan losses for the year ended December 31, 2021.

	Year Ended December 31, 2021					
	Construction/ Land Development	Other Commercial Real Estate	Residential Real Estate	Commercial & Industrial	Consumer & Other	Total
	(In thousands)					
Allowance for loan losses:						
Beginning balance	$ 32,861	$ 88,453	$ 53,216	$ 46,530	$ 24,413	$ 245,473
Loans charged off	—	(646)	(545)	(8,242)	(2,228)	(11,661)
Recoveries of loans previously charged off	58	785	683	591	785	2,902
Net loans recovered (charged off)	58	139	138	(7,651)	(1,443)	(8,759)
Provision for credit loss - loans	(4,504)	(1,374)	(4,896)	14,183	(3,409)	—
Balance December 31	$ 28,415	$ 87,218	$ 48,458	$ 53,062	$ 19,561	$ 236,714

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 90 days still accruing as of December 31, 2023 and 2022, respectively:

	December 31, 2023		
	Nonaccrual	Nonaccrual With Reserve	Loans Past Due Over 90 Days Still Accruing
	(In thousands)		
Real estate:			
Commercial real estate loans			
Non-farm/non-residential	$ 13,178	$ —	$ 2,177
Construction/land development	12,094	—	255
Agricultural	431	—	—
Residential real estate loans			
Residential 1-4 family	20,351	—	84
Multifamily residential	—	—	—
Total real estate	46,054	—	2,516
Consumer	3,423	—	79
Commercial and industrial	9,982	2,534	1,535
Agricultural & other	512	—	—
Total	$ 59,971	$ 2,534	$ 4,130

	December 31, 2022		
	Nonaccrual	**Nonaccrual With Reserve**	**Loans Past Due Over 90 Days Still Accruing**
		(In thousands)	
Real estate:			
Commercial real estate loans			
Non-farm/non-residential	$ 12,219	$ 8,383	$ 1,844
Construction/land development	1,977	—	31
Agricultural	278	—	—
Residential real estate loans			
Residential 1-4 family	18,083	—	1,374
Multifamily residential	—	—	—
Total real estate	32,557	8,383	3,249
Consumer	2,842	—	35
Commercial and industrial	14,920	—	6,300
Agricultural & other	692	—	261
Total	$ 51,011	$ 8,383	$ 9,845

The Company had $60.0 million and $51.0 million in nonaccrual loans for the periods ended December 31, 2023 and 2022, respectively. In addition, the Company had $4.1 million and $9.8 million in loans past due 90 days or more and still accruing for the periods ended December 31, 2023 and 2022, respectively.

The Company had $2.5 million and $8.4 million in nonaccrual loans with a specific reserve as of December 31, 2023 and 2022, respectively. Interest income recognized on the non-accrual loans for the years ended December 31, 2023, 2022 and 2021 was considered immaterial.

The following table presents the amortized cost basis of impaired loans by class of loans (which includes loans individually analyzed for credit losses for which a specific reserve has been recorded, non-accrual loans, loans past due 90 days or more and restructured loans made to borrowers experiencing financial difficulty) as of December 31, 2023 and 2022, respectively:

	December 31, 2023		
	Commercial Real Estate	**Residential Real Estate**	**Other**
		(In thousands)	
Real estate:			
Commercial real estate loans			
Non-farm/non-residential	$ 39,813	$ —	$ —
Construction/land development	12,350	—	—
Agricultural	431	—	—
Residential real estate loans			
Residential 1-4 family	—	21,386	—
Multifamily residential	—	—	—
Total real estate	52,594	21,386	—
Consumer	—	—	3,511
Commercial and industrial	—	—	16,890
Agricultural & other	—	—	512
Total	$ 52,594	$ 21,386	$ 20,913

	December 31, 2022		
	Commercial Real Estate	Residential Real Estate	Other
	(In thousands)		
Real estate:			
Commercial real estate loans			
Non-farm/non-residential	$ 162,268	$ —	$ —
Construction/land development	2,008	—	—
Agricultural	278	—	—
Residential real estate loans			
Residential 1-4 family	—	20,832	—
Multifamily residential	—	969	—
Total real estate	164,554	21,801	—
Consumer	—	—	2,888
Commercial and industrial	—	—	30,334
Agricultural & other	—	—	1,527
Total	$ 164,554	$ 21,801	$ 34,749

The Company had $94.9 million and $221.1 million in impaired loans for the periods ended December 31, 2023 and 2022, respectively.

Loans that do not share risk characteristics are evaluated on an individual basis. For these loans, where the Company has determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the financial asset to be provided substantially through the operation or sale of the collateral, the allowance for credit losses is measured based on the difference between the fair value of the collateral, net of estimated costs to sell, and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the fair value of the underlying collateral less estimated costs to sell. The allowance for credit losses may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan, net of estimated costs to sell.

The following is an aging analysis for loans receivable as of December 31, 2023 and 2022:

	December 31, 2023						
	Loans Past Due 30-59 Days	**Loans Past Due 60-89 Days**	**Loans Past Due 90 Days or More**	**Total Past Due**	**Current Loans**	**Total Loans Receivable**	**Accruing Loans Past Due 90 Days or More**
				(In thousands)			
Real estate:							
Commercial real estate loans							
Non-farm/non-residential	$ 8,124	$ 416	$ 15,355	$ 23,895	$ 5,526,059	$ 5,549,954	$ 2,177
Construction/land development	1,430	—	12,349	13,779	2,279,268	2,293,047	255
Agricultural	474	314	431	1,219	323,937	325,156	—
Residential real estate loans							
Residential 1-4 family	4,346	1,423	20,435	26,204	1,818,056	1,844,260	84
Multifamily residential	—	—	—	—	435,736	435,736	—
Total real estate	14,374	2,153	48,570	65,097	10,383,056	10,448,153	2,516
Consumer	1,022	303	3,502	4,827	1,148,863	1,153,690	79
Commercial and industrial	2,089	3,378	11,517	16,984	2,308,007	2,324,991	1,535
Agricultural and other	1,074	113	512	1,699	496,195	497,894	—
Total	$ 18,559	$ 5,947	$ 64,101	$ 88,607	$14,336,121	$14,424,728	$ 4,130

	December 31, 2022						
	Loans Past Due 30-59 Days	**Loans Past Due 60-89 Days**	**Loans Past Due 90 Days or More**	**Total Past Due**	**Current Loans**	**Total Loans Receivable**	**Accruing Loans Past Due 90 Days or More**
				(In thousands)			
Real estate:							
Commercial real estate loans							
Non-farm/non-residential	$ 4,242	$ 2,117	$ 14,063	$ 20,422	$ 5,611,641	$ 5,632,063	$ 1,844
Construction/land development	4,042	1,892	2,008	7,942	2,127,324	2,135,266	31
Agricultural	1,469	193	278	1,940	344,871	346,811	—
Residential real estate loans							
Residential 1-4 family	6,715	605	19,457	26,777	1,721,774	1,748,551	1,374
Multifamily residential	—	—	—	—	578,052	578,052	—
Total real estate	16,468	4,807	35,806	57,081	10,383,662	10,440,743	3,249
Consumer	950	539	2,877	4,366	1,145,530	1,149,896	35
Commercial and industrial	3,007	1,075	21,220	25,302	2,323,961	2,349,263	6,300
Agricultural and other	1,065	57	953	2,075	467,503	469,578	261
Total	$ 21,490	$ 6,478	$ 60,856	$ 88,824	$14,320,656	$14,409,480	$ 9,845

Non-accruing loans were $60.0 million and $51.0 million at December 31, 2023 and 2022, respectively.

Interest recognized on impaired loans during the years ended December 31, 2023, 2022 and 2021 was approximately $2.5 million, $9.6 million and $14.7 million, respectively. The amount of interest recognized on impaired loans on the cash basis is not materially different than the accrual basis.

Credit Quality Indicators. As part of the on-going monitoring of the credit quality of the Company's loan portfolio, management tracks certain credit quality indicators including trends related to (i) the risk rating of loans, (ii) the level of classified loans, (iii) net charge-offs, (iv) non-performing loans and (v) the general economic conditions in Arkansas, Florida, Texas, Alabama and New York.

The Company utilizes a risk rating matrix to assign a risk rating to each of its loans. Loans are rated on a scale from 1 to 8. Descriptions of the general characteristics of the 8 risk ratings are as follows:

- *Risk rating 1 – Excellent.* Loans in this category are to persons or entities of unquestionable financial strength, a highly liquid financial position, with collateral that is liquid and well margined. These borrowers have performed without question on past obligations, and the Bank expects their performance to continue. Internally generated cash flow covers current maturities of long-term debt by a substantial margin. Loans secured by bank certificates of deposit and savings accounts, with appropriate holds placed on the accounts, are to be rated in this category.

- *Risk rating 2 – Good.* These are loans to persons or entities with strong financial condition and above-average liquidity that have previously satisfactorily handled their obligations with the Bank. Collateral securing the Bank's debt is margined in accordance with policy guidelines. Internally generated cash flow covers current maturities of long-term debt more than adequately. Unsecured loans to individuals supported by strong financial statements and on which repayment is satisfactory may be included in this classification.

- *Risk rating 3 – Satisfactory.* Loans to persons or entities with an average financial condition, adequate collateral margins, adequate cash flow to service long-term debt, and net worth comprised mainly of fixed assets are included in this category. These entities are minimally profitable now, with projections indicating continued profitability into the foreseeable future. Closely held corporations or businesses where a majority of the profits are withdrawn by the owners or paid in dividends are included in this rating category. Overall, these loans are basically sound.

- *Risk rating 4 – Watch.* Borrowers who have marginal cash flow, marginal profitability or have experienced an unprofitable year and a declining financial condition characterize these loans. The borrower has in the past satisfactorily handled debts with the Bank, but in recent months has either been late, delinquent in making payments, or made sporadic payments. While the Bank continues to be adequately secured, margins have decreased or are decreasing, despite the borrower's continued satisfactory condition. Other characteristics of borrowers in this class include inadequate credit information, weakness of financial statement and repayment capacity, but with collateral that appears to limit exposure.

- *Risk rating 5 – Other Loans Especially Mentioned ("OLEM").* A loan criticized as OLEM has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. OLEM assets are not adversely classified and do not expose the institution to sufficient risks to warrant adverse classification.

- *Risk rating 6 – Substandard.* A loan classified as substandard is inadequately protected by the sound worth and paying capacity of the borrower or the collateral pledged. Loss potential, while existing in the aggregate amount of substandard loans, does not have to exist in individual assets.

- *Risk rating 7 – Doubtful.* A loan classified as doubtful has all the weaknesses inherent in a loan classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. These are poor quality loans in which neither the collateral, if any, nor the financial condition of the borrower presently ensure collectability in full in a reasonable period of time; in fact, there is permanent impairment in the collateral securing the loan.

- *Risk rating 8 – Loss.* Assets classified as loss are considered uncollectible and of such little value that the continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather, it is not practical or desirable to defer writing off this basically worthless asset, even though partial recovery may occur in the future. This classification is based upon current facts, not probabilities. Assets classified as loss should be charged-off in the period in which they became uncollectible.

Loans may be classified, but not considered impaired, due to one of the following reasons: (1) The Company has established minimum dollar amount thresholds for loan impairment testing. All loans over $2.0 million that are rated 5 – 8 are individually assessed for impairment on a quarterly basis. Loans rated 5 – 8 that fall under the threshold amount are not individually tested for impairment and therefore are not included in impaired loans; (2) of the loans that are above the threshold amount and tested for impairment, after testing, some are considered to not be impaired and are not included in impaired loans.

Based on the most recent analysis performed, the risk category of loans by class as of December 31, 2023 and 2022 is as follows:

				December 31, 2023					
	Term Loans Amortized Cost Basis by Origination Year						**Revolving Loans Amortized Cost Basis**	**Total**	
	2023	**2022**	**2021**	**2020**	**2019**	**Prior**			
					(In thousands)				
Real estate:									
Commercial real estate loans									
Non-farm/non-residential									
Risk rating 1	$ —	$ —	$ —	$ —	$ 232	$ 116	$ 55	$ 403	
Risk rating 2	—	—	—	—	111	—	—	111	
Risk rating 3	305,742	584,860	568,413	243,177	216,746	934,111	440,414	3,293,463	
Risk rating 4	83,089	557,540	242,217	224,378	149,258	590,864	95,360	1,942,706	
Risk rating 5	—	—	10,000	—	14,095	42,694	758	67,547	
Risk rating 6	—	8,198	9,958	23,743	24,380	179,350	95	245,724	
Risk rating 7	—	—	—	—	—	—	—	—	
Risk rating 8	—	—	—	—	—	—	—	—	
Total non-farm/non-residential	388,831	1,150,598	830,588	491,298	404,822	1,747,135	536,682	5,549,954	
Construction/land development									
Risk rating 1	$ —	$ —	$ 10	$ —	$ —	$ —	$ —	$ 10	
Risk rating 2	759	—	—	—	—	186	—	945	
Risk rating 3	300,941	499,984	130,342	62,134	22,656	56,180	44,603	1,116,840	
Risk rating 4	198,874	417,244	252,602	22,713	32,342	24,527	209,063	1,157,365	
Risk rating 5	641	1,163	—	3,306	218	69	—	5,397	
Risk rating 6	—	7,817	1,631	748	641	254	1,327	12,418	
Risk rating 7	—	—	—	—	—	—	—	—	
Risk rating 8	—	—	72	—	—	—	—	72	
Total construction/land development	501,215	926,208	384,657	88,901	55,857	81,216	254,993	2,293,047	
Agricultural									
Risk rating 1	$ —	$ 1,605	$ —	$ —	$ —	$ —	$ —	$ 1,605	
Risk rating 2	247	—	1,936	—	—	—	—	2,183	
Risk rating 3	30,252	43,291	22,919	25,992	10,678	43,284	20,104	196,520	
Risk rating 4	9,477	24,688	20,358	19,532	7,873	32,692	4,612	119,232	
Risk rating 5	—	—	—	—	314	571	—	885	
Risk rating 6	—	—	1,675	1,084	1,620	352	—	4,731	
Risk rating 7	—	—	—	—	—	—	—	—	
Risk rating 8	—	—	—	—	—	—	—	—	
Total agricultural	39,976	69,584	46,888	46,608	20,485	76,899	24,716	325,156	
Total commercial real estate loans	$ 930,022	$ 2,146,390	$ 1,262,133	$ 626,807	$ 481,164	$ 1,905,250	$ 816,391	$ 8,168,157	
Residential real estate loans									
Residential 1-4 family									
Risk rating 1	$ —	$ —	$ —	$ —	$ —	$ 144	$ 2	$ 146	
Risk rating 2	259	—	—	—	—	20	1	280	
Risk rating 3	246,462	366,149	241,985	145,339	93,751	324,569	122,950	1,541,205	
Risk rating 4	14,992	37,444	55,406	21,240	13,313	67,084	62,356	271,835	
Risk rating 5	—	243	246	479	831	1,343	40	3,182	
Risk rating 6	71	5,361	2,926	4,064	3,432	10,567	1,189	27,610	
Risk rating 7	—	—	—	—	—	—	—	—	
Risk rating 8	—	—	—	—	—	2	—	2	
Total residential 1-4 family	261,784	409,197	300,563	171,122	111,327	403,729	186,538	1,844,260	

	December 31, 2023							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
	(In thousands)							
Multifamily residential								
Risk rating 1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Risk rating 2	—	—	—	—	—	—	—	—
Risk rating 3	3,314	9,827	37,755	44,407	31,436	53,068	6,537	186,344
Risk rating 4	669	77,185	69,546	64,295	8,116	18,490	7,822	246,123
Risk rating 5	—	—	—	—	—	3,006	—	3,006
Risk rating 6	—	—	—	—	263	—	—	263
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	—	—	—
Total multifamily residential	3,983	87,012	107,301	108,702	39,815	74,564	14,359	435,736
Total real estate	$ 1,195,789	$ 2,642,599	$ 1,669,997	$ 906,631	$ 632,306	$ 2,383,543	$ 1,017,288	$ 10,448,153
Consumer								
Risk rating 1	$ 5,195	$ 2,952	$ 2,002	$ 839	$ 355	$ 1,114	$ 1,580	$ 14,037
Risk rating 2	—	—	—	—	126	54	—	180
Risk rating 3	240,897	245,543	211,312	108,009	108,063	191,220	1,264	1,106,308
Risk rating 4	9,597	7,534	2,479	69	109	6,073	214	26,075
Risk rating 5	22	—	22	483	872	261	—	1,660
Risk rating 6	204	1,559	830	581	881	1,349	11	5,415
Risk rating 7	15	—	—	—	—	—	—	15
Risk rating 8	—	—	—	—	—	—	—	—
Total consumer	255,930	257,588	216,645	109,981	110,406	200,071	3,069	1,153,690
Commercial and industrial								
Risk rating 1	3,757	$ 918	$ 1,120	$ 236	$ 121	$ 20,835	$ 12,644	$ 39,631
Risk rating 2	174	1,293	220	12	164	218	963	3,044
Risk rating 3	487,896	272,608	78,507	50,340	77,761	170,610	227,043	1,364,765
Risk rating 4	115,025	34,474	55,812	33,000	27,189	71,854	378,417	715,771
Risk rating 5	21	547	16,318	3,352	201	980	1,767	23,186
Risk rating 6	12,498	75,536	4,942	1,154	9,086	12,180	63,198	178,594
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	—	—	—
Total commercial and industrial	619,371	385,376	156,919	88,094	114,522	276,677	684,032	2,324,991
Agricultural and other								
Risk rating 1	$ 408	$ 131	$ 16	$ 105	$ —	$ 2	$ 563	$ 1,225
Risk rating 2	396	28	1	—	1,181	100	693	2,399
Risk rating 3	52,758	45,796	31,378	26,918	3,059	43,984	145,419	349,312
Risk rating 4	14,007	7,663	8,025	955	10,955	3,188	94,186	138,979
Risk rating 5	—	2,286	—	134	—	593	665	3,678
Risk rating 6	71	33	63	108	—	370	1,656	2,301
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	—	—	—
Total agricultural and other	67,640	55,937	39,483	28,220	15,195	48,237	243,182	497,894
Total	$ 2,138,730	$ 3,341,500	$ 2,083,044	$ 1,132,926	$ 872,429	$ 2,908,528	$ 1,947,571	$ 14,424,728

	December 31, 2022							
	Term Loans Amortized Cost Basis by Origination Year							
	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
	(In thousands)							
Real estate:								
Commercial real estate loans								
Non-farm/non-residential								
Risk rating 1	$ —	$ —	$ —	$ 237	$ —	$ 132	$ 85	$ 454
Risk rating 2	—	—	—	118	—	3,992	—	4,110
Risk rating 3	616,809	509,269	263,188	279,157	322,278	852,727	374,371	3,217,799
Risk rating 4	438,565	341,047	235,669	161,421	321,188	482,437	139,203	2,119,530
Risk rating 5	—	757	1,145	14,417	35,273	37,561	95	89,248
Risk rating 6	876	196	14,247	26,649	4,720	153,909	194	200,791
Risk rating 7	131	—	—	—	—	—	—	131
Risk rating 8	—	—	—	—	—	—	—	—
Total non-farm/non-residential	1,056,381	851,269	514,249	481,999	683,459	1,530,758	513,948	5,632,063
Construction/land development								
Risk rating 1	$ —	$ 11	$ —	$ —	$ —	$ —	$ —	$ 11
Risk rating 2	682	—	—	—	—	210	—	892
Risk rating 3	421,774	283,546	83,631	48,350	19,340	34,910	75,797	967,348
Risk rating 4	354,852	512,541	58,368	79,924	11,520	43,634	65,960	1,126,799
Risk rating 5	—	—	30,987	310	—	1,140	—	32,437
Risk rating 6	612	—	574	751	3	5,839	—	7,779
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	—	—	—
Total construction/land development	777,920	796,098	173,560	129,335	30,863	85,733	141,757	2,135,266
Agricultural								
Risk rating 1	$ 1,749	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,749
Risk rating 2	—	2,048	—	—	—	—	—	2,048
Risk rating 3	61,725	43,356	32,895	16,475	10,326	37,892	5,996	208,665
Risk rating 4	18,870	25,252	20,532	8,706	3,154	42,886	4,755	124,155
Risk rating 5	—	—	—	326	—	603	—	929
Risk rating 6	—	1,630	1,623	4,972	—	1,040	—	9,265
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	—	—	—
Total agricultural	82,344	72,286	55,050	30,479	13,480	82,421	10,751	346,811
Total commercial real estate loans	$ 1,916,645	$ 1,719,653	$ 742,859	$ 641,813	$ 727,802	$ 1,698,912	$ 666,456	$ 8,114,140
Residential real estate loans								
Residential 1-4 family								
Risk rating 1	$ —	$ —	$ —	$ —	$ —	$ 115	$ 40	$ 155
Risk rating 2	—	—	—	—	—	48	2	50
Risk rating 3	360,510	255,775	176,955	112,053	98,093	314,492	110,881	1,428,759
Risk rating 4	37,471	35,875	61,418	11,871	15,577	61,034	65,674	288,920
Risk rating 5	—	—	—	3,049	226	328	—	3,603
Risk rating 6	849	2,423	3,564	3,521	2,536	12,662	1,508	27,063
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	1	—	1
Total residential 1-4 family	398,830	294,073	241,937	130,494	116,432	388,680	178,105	1,748,551

	December 31, 2022							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
	(In thousands)							
Multifamily residential								
Risk rating 1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Risk rating 2	—	—	—	—	—	—	—	—
Risk rating 3	38,830	37,566	14,127	33,813	13,098	60,117	6,534	204,085
Risk rating 4	43,478	101,282	182,850	8,284	11,934	11,779	1,201	360,808
Risk rating 5	—	—	—	—	3,142	7,897	—	11,039
Risk rating 6	—	—	—	302	—	1,818	—	2,120
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	—	—	—
Total multifamily residential	82,308	138,848	196,977	42,399	28,174	81,611	7,735	578,052
Total real estate	$ 2,397,783	$ 2,152,574	$ 1,181,773	$ 814,706	$ 872,408	$ 2,169,203	$ 852,296	$ 10,440,743
Consumer								
Risk rating 1	$ 5,332	$ 3,952	$ 1,134	$ 637	$ 552	$ 1,176	$ 1,467	$ 14,250
Risk rating 2	—	—	—	193	614	—	—	807
Risk rating 3	284,828	276,044	146,256	132,763	118,244	135,266	16,093	1,109,494
Risk rating 4	15,306	2,293	422	1,216	459	907	69	20,672
Risk rating 5	—	633	19	—	8	810	—	1,470
Risk rating 6	215	156	270	970	24	1,386	101	3,122
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	3	—	1	—	—	77	—	81
Total consumer	305,684	283,078	148,102	135,779	119,901	139,622	17,730	1,149,896
Commercial and industrial								
Risk rating 1	$ 3,450	$ 7,692	$ 268	$ 264	$ 16	$ 21,298	$ 8,832	$ 41,820
Risk rating 2	1,590	305	27	198	—	226	781	3,127
Risk rating 3	301,063	126,312	80,636	73,360	71,964	112,017	253,111	1,018,463
Risk rating 4	70,862	120,618	69,963	89,975	81,389	48,496	568,795	1,050,098
Risk rating 5	83,272	14,762	159	1,408	6,815	185	75,891	182,492
Risk rating 6	4,842	2,539	11,204	4,193	5,769	16,559	3,554	48,660
Risk rating 7	—	—	—	—	4,316	202	85	4,603
Risk rating 8	—	—	—	—	—	—	—	—
Total commercial and industrial	465,079	272,228	162,257	169,398	170,269	198,983	911,049	2,349,263
Agricultural and other								
Risk rating 1	$ 297	$ 266	$ 115	$ —	$ —	$ 95	$ 722	$ 1,495
Risk rating 2	140	78	—	2,338	34	115	1,661	4,366
Risk rating 3	85,707	36,004	30,546	4,725	7,986	46,748	131,760	343,476
Risk rating 4	7,627	13,591	2,598	1,671	1,710	8,766	69,179	105,142
Risk rating 5	—	8	204	—	—	593	745	1,550
Risk rating 6	—	58	157	11,137	304	949	944	13,549
Risk rating 7	—	—	—	—	—	—	—	—
Risk rating 8	—	—	—	—	—	—	—	—
Total agricultural and other	93,771	50,005	33,620	19,871	10,034	57,266	205,011	469,578
Total	$ 3,262,317	$ 2,757,885	$ 1,525,752	$ 1,139,754	$ 1,172,612	$ 2,565,074	$ 1,986,086	$ 14,409,480

The following table presents gross write-offs by origination date for the year ended December 31, 2023.

	December 31, 2023							
	Term Loans Amortized Cost Basis by Origination Year						**Revolving Loans Amortized Cost Basis**	**Total**
	2023	**2022**	**2021**	**2020**	**2019**	**Prior**		
				(In thousands)				
Real estate								
Commercial real estate loans								
Non-farm/non-residential	$ —	$ —	$ —	$ —	$ 1,826	$ 502	$ —	$ 2,328
Construction/land development	—	2	168	5	—	88	—	263
Agricultural	—	—	—	—	1	6	—	7
Residential real estate loans								
Residential 1-4 family	—	29	28	73	13	126	—	269
Total real estate	—	31	196	78	1,840	722	—	2,867
Consumer	—	51	44	98	63	263	25	544
Commercial and industrial	—	407	1,110	894	911	5,369	466	9,157
Agricultural & other	3,252 *	1	1	2	64	3	164	3,487
Total	$ 3,252	$ 490	$ 1,351	$ 1,072	$ 2,878	$ 6,357	$ 655	$ 16,055

*The 2023 write-off primarily consists of overdrafts.

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. The Company also evaluates credit quality based on the aging status of the loan, which was previously presented and by payment activity. The following tables present the amortized cost of performing and nonperforming loans as of December 31, 2023 and 2022.

	December 31, 2023							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
	(In thousands)							
Real estate:								
Commercial real estate loans								
Non-farm/non-residential								
Performing	$ 388,831	$ 1,150,598	$ 821,373	$ 490,153	$ 404,061	$ 1,718,776	$ 536,349	$ 5,510,141
Non-performing	—	—	9,215	1,145	761	28,359	333	39,813
Total non-farm/ non-residential	388,831	1,150,598	830,588	491,298	404,822	1,747,135	536,682	5,549,954
Construction/land development								
Performing	501,215	918,390	382,954	88,204	55,239	81,028	253,667	2,280,697
Non-performing	—	7,818	1,703	697	618	188	1,326	12,350
Total construction/ land development	501,215	926,208	384,657	88,901	55,857	81,216	254,993	2,293,047
Agricultural								
Performing	$ 39,976	$ 69,584	$ 46,809	$ 46,608	$ 20,485	$ 76,547	$ 24,716	$ 324,725
Non-performing	—	—	79	—	—	352	—	431
Total agricultural	39,976	69,584	46,888	46,608	20,485	76,899	24,716	325,156
Total commercial real estate loans	$ 930,022	$ 2,146,390	$ 1,262,133	$ 626,807	$ 481,164	$ 1,905,250	$ 816,391	$ 8,168,157
Residential real estate loans								
Residential 1-4 family								
Performing	$ 261,784	$ 405,239	$ 298,207	$ 167,475	$ 108,091	$ 396,130	$ 185,948	$ 1,822,874
Non-performing	—	3,958	2,356	3,647	3,236	7,599	590	21,386
Total residential 1-4 family	261,784	409,197	300,563	171,122	111,327	403,729	186,538	1,844,260
Multifamily residential								
Performing	$ 3,983	$ 87,012	$ 107,301	$ 108,702	$ 39,815	$ 74,564	$ 14,359	$ 435,736
Non-performing	—	—	—	—	—	—	—	—
Total multifamily residential	3,983	87,012	107,301	108,702	39,815	74,564	14,359	435,736
Total real estate	1,195,789	2,642,599	1,669,997	906,631	632,306	2,383,543	1,017,288	10,448,153
Consumer								
Performing	$ 255,771	$ 256,826	$ 215,831	$ 109,442	$ 110,267	$ 198,982	$ 3,060	$ 1,150,179
Non-performing	159	762	814	539	139	1,089	9	3,511
Total consumer	255,930	257,588	216,645	109,981	110,406	200,071	3,069	1,153,690
Commercial and industrial								
Performing	$ 616,809	$ 382,190	$ 156,056	$ 87,531	$ 111,529	$ 273,434	$ 680,552	$ 2,308,101
Non-performing	2,562	3,186	863	563	2,993	3,243	3,480	16,890
Total commercial and industrial	619,371	385,376	156,919	88,094	114,522	276,677	684,032	2,324,991
Agricultural and other								
Performing	$ 67,569	$ 55,904	$ 39,473	$ 28,220	$ 15,195	$ 48,203	$ 242,818	$ 497,382
Non-performing	71	33	10	—	—	34	364	512
Total agricultural and other	67,640	55,937	39,483	28,220	15,195	48,237	243,182	497,894
Total	$ 2,138,730	$ 3,341,500	$ 2,083,044	$ 1,132,926	$ 872,429	$ 2,908,528	$ 1,947,571	$ 14,424,728

	December 31, 2022							
	Term Loans Amortized Cost Basis by Origination Year							
	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Total
	(In thousands)							
Real estate:								
Commercial real estate loans								
Non-farm/non-residential								
Performing	$ 1,056,381	$ 851,269	$ 509,258	$ 456,196	$ 679,187	$ 1,403,874	$ 513,630	$ 5,469,795
Non-performing	—	—	4,991	25,803	4,272	126,884	318	162,268
Total non-farm/ non-residential	1,056,381	851,269	514,249	481,999	683,459	1,530,758	513,948	5,632,063
Construction/land development								
Performing	777,309	796,098	172,987	128,736	30,860	85,511	141,757	2,133,258
Non-performing	611	—	573	599	3	222	—	2,008
Total construction/ land development	777,920	796,098	173,560	129,335	30,863	85,733	141,757	2,135,266
Agricultural								
Performing	$ 82,344	$ 72,286	$ 55,050	$ 30,479	$ 13,480	$ 82,143	$ 10,751	$ 346,533
Non-performing	—	—	—	—	—	278	—	278
Total agricultural	82,344	72,286	55,050	30,479	13,480	82,421	10,751	346,811
Total commercial real estate loans	$ 1,916,645	$ 1,719,653	$ 742,859	$ 641,813	$ 727,802	$ 1,698,912	$ 666,456	$ 8,114,140
Residential real estate loans								
Residential 1-4 family								
Performing	$ 397,464	$ 292,100	$ 239,047	$ 127,250	$ 114,337	$ 380,210	$ 177,311	$ 1,727,719
Non-performing	1,366	1,973	2,890	3,244	2,095	8,470	794	20,832
Total residential 1-4 family	398,830	294,073	241,937	130,494	116,432	388,680	178,105	1,748,551
Multifamily residential								
Performing	$ 82,308	$ 138,848	$ 196,977	$ 42,399	$ 28,174	$ 80,642	$ 7,735	$ 577,083
Non-performing	—	—	—	—	—	969	—	969
Total multifamily residential	82,308	138,848	196,977	42,399	28,174	81,611	7,735	578,052
Total real estate	2,397,783	2,152,574	1,181,773	814,706	872,408	2,169,203	852,296	10,440,743
Consumer								
Performing	$ 305,620	$ 282,944	$ 147,820	$ 134,831	$ 119,877	$ 138,288	$ 17,628	$ 1,147,008
Non-performing	64	134	282	948	24	1,334	102	2,888
Total consumer	305,684	283,078	148,102	135,779	119,901	139,622	17,730	1,149,896
Commercial and industrial								
Performing	$ 464,285	$ 267,719	$ 159,152	$ 165,733	$ 160,267	$ 194,162	$ 907,611	$ 2,318,929
Non-performing	794	4,509	3,105	3,665	10,002	4,821	3,438	30,334
Total commercial and industrial	465,079	272,228	162,257	169,398	170,269	198,983	911,049	2,349,263
Agricultural and other								
Performing	$ 93,771	$ 50,001	$ 33,416	$ 19,818	$ 10,034	$ 56,631	$ 204,380	$ 468,051
Non-performing	—	4	204	53	—	635	631	1,527
Total agricultural and other	93,771	50,005	33,620	19,871	10,034	57,266	205,011	469,578
Total	$ 3,262,317	$ 2,757,885	$ 1,525,752	$ 1,139,754	$ 1,172,612	$ 2,565,074	$ 1,986,086	$ 14,409,480

The Company had approximately $69.0 million or 217 total revolving loans convert to term loans for the year ended December 31, 2023 compared to $28.3 million or 183 total revolving loans convert to term loans for the year ended December 31, 2022. These loans were considered immaterial for vintage disclosure inclusion.

The following table presents the amortized cost basis of modified loans to borrowers experiencing financial difficulty by class and modification type at December 31, 2023. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below.

	December 31, 2023									
					Combination of Modifications					
	Term Extension	Interest Rate Reduction	Principal Reduction	Interest Only	Interest Rate Reduction and Term Extension	Principal Reduction and Interest Rate Reduction	Term Extension and Interest Only	Term Extension and Principal Reduction	Post-Modification Outstanding Balance	Percentage of Total Class of Loans Receivable
	(Dollars in thousands)									
Real estate:										
Commercial real estate loans										
Non-farm/non-residential	$ 398	$ —	$ —	$ 1,537	$ 348	$ —	$ 16,023	$ —	$ 18,306	0.33 %
Construction/land development	—	—	—	149	—	—	—	—	149	0.01 %
Residential real estate loans										
Residential 1-4 family	560	598	106	59	516	—	—	116	1,955	0.11 %
Total real estate	958	598	106	1,745	864	—	16,023	116	20,410	0.20 %
Consumer	14	—	1	10	—	5	—	—	30	— %
Commercial and industrial	2,253	38	42	1,763	74	—	—	—	4,170	0.18 %
Total	$ 3,225	$ 636	$ 149	$ 3,518	$ 938	$ 5	$ 16,023	$ 116	$ 24,610	0.17 %

During the year ended December 31, 2023, the Company restructured approximately $19.5 million in loans to 21 borrowers. The ending balance of these loans as of December 31, 2023, was $21.0 million. The Company considered the financial effect of these loan modifications to borrowers experiencing financial difficulty during the year ended December 31, 2023 immaterial for tabular disclosure inclusion. Three of the modified loans accounted for $18.2 million of the total post-modification outstanding balance. Two of the loans involved the loans being placed on interest only payments for 36 months and the term being extended an additional 36 months while the interest rate was increased by 9 basis points. The third loan involved a new loan being underwritten resulting in the term being extended by approximately 49 months and the interest rate increasing by 3.45 percentage points. None of the $24.6 million in restructured loans held by the Company were considered to be collateral dependent as of December 31, 2023.

The following table presents the amortized cost basis of loans that had a payment default during the year ended December 31, 2023 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty.

	December 31, 2023						
	Term Extension	Interest Rate Reduction	Principal Reduction	Interest Only	Combination Interest Rate Reduction and Term Extension	Combination Interest Rate Reduction and Principal Reduction	Combination Term Extension and Principal Reduction
	(Dollars in thousands)						
Real estate:							
Commercial real estate loans							
Non-farm/non-residential	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction/land development	—	—	—	—	—	—	—
Agricultural	—	—	—	—	—	—	—
Residential real estate loans					—		
Residential 1-4 family	299	105	9	—	328	—	116
Total real estate	299	105	9	—	328	—	116
Consumer	14	—	—	29	—	5	—
Commercial and industrial	—	—	—	—	—	—	—
Total	$ 313	$ 105	$ 9	$ 29	$ 328	$ 5	$ 116

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The Company has modified 21 loans over the past 12 months to borrowers experiencing financial difficulty. The pre-modification balance of the loans was $19.5 million, and the ending balance as of December 31, 2023 was $21.0 million. The $21.0 million balance consists of $905,000 of non-accrual loans and $20.1 million of current loans, of which $1.5 million were 60-89 days past due as of December 31, 2023. The remaining balance of the loans was current as of December 31, 2023.

The following is a presentation of troubled debt restructurings ("TDRs") by class as of December 31, 2022:

	December 31, 2022					
	Number of Loans	Pre-Modification Outstanding Balance	Rate Modification	Term Modification	Rate & Term Modification	Post-Modification Outstanding Balance
			(Dollars in thousands)			
Real estate:						
Commercial real estate loans						
Non-farm/non-residential	11	$ 4,462	$ 1,395	$ 598	$ 436	$ 2,429
Construction/land development	1	216	177	—	—	177
Residential real estate loans						
Residential 1-4 family	14	2,115	772	145	290	1,207
Multifamily residential	1	1,130	969	—	—	969
Total real estate	27	7,923	3,313	743	726	4,782
Consumer	2	18	11	—	1	12
Commercial and industrial	15	3,199	748	47	156	951
Total	44	$ 11,140	$ 4,072	$ 790	$ 883	$ 5,745

The following is a presentation of TDRs on non-accrual status as of December 31, 2022 because they are not in compliance with the modified terms:

	December 31, 2022	
	Number of Loans	Recorded Balance
Real estate:		
Commercial real estate loans		
Non-farm/non-residential	2	$ 262
Construction/land development	1	177
Residential real estate loans		
Residential 1-4 family	4	218
Total real estate	7	657
Consumer	1	1
Commercial and industrial	13	931
Total	21	$ 1,589

Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses on loans is adjusted by the same amount. The defaults impact the loss rate by applicable loan pool for the quarterly CECL calculation. For individually analyzed loans which are not considered to be collateral dependent, an allowance is recorded based on the loss rate for the respective pool within the collective evaluation.

The Company has purchased loans for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. The Company held approximately $130.7 million and $142.5 million in PCD loans, as of December 31, 2023 and 2022, respectively. The balance, as of December 31, 2023, consisted of $130.4 million resulting from the acquisition of Happy and $376,100 from the acquisition of LH-Finance. The balance, as of December 31, 2022, consisted of $142.1 million resulting from the acquisition of Happy and $415,000 from the acquisition of LH-Finance.

The following is a presentation of total foreclosed assets as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	(In thousands)	
Commercial real estate loans		
Non-farm/non-residential	$ 29,894	$ 118
Construction/land development	47	47
Residential real estate loans		
Residential 1-4 family	545	260
Multifamily residential	—	121
Total foreclosed assets held for sale	$ 30,486	$ 546

6. Goodwill and Core Deposit Intangible

Changes in the carrying amount and accumulated amortization of the Company's goodwill and core deposit intangible at December 31, 2023 and 2022, were as follows:

Goodwill	December 31, 2023	December 31, 2022
	(In thousands)	
Balance, beginning of period	$ 1,398,253	$ 973,025
Acquisitions	—	425,228
Balance, end of period	$ 1,398,253	$ 1,398,253

Core Deposit Intangible	December 31, 2023	December 31, 2022
	(In thousands)	
Balance, beginning of period	$ 58,455	$ 25,045
Acquisitions	—	42,263
Amortization expense	(9,685)	(8,853)
Balance, end of year	$ 48,770	$ 58,455

The carrying basis and accumulated amortization of core deposits intangibles at December 31, 2023 and 2022 were:

	December 31, 2023	December 31, 2022
	(In thousands)	
Gross carrying amount	$ 128,888	$ 128,888
Accumulated amortization	(80,118)	(70,433)
Net carrying amount	$ 48,770	$ 58,455

Core deposit intangible amortization expense for the years ended December 31, 2023, 2022 and 2021 was approximately $9.7 million, $8.9 million and $5.7 million, respectively. The core deposit intangible is tested annually for impairment during the fourth quarter. During the 2023 review, no impairment was found. Including all of the mergers completed as of December 31, 2023, HBI's estimated amortization expense of the core deposit intangible for each of the years 2024 through 2028 is approximately: 2024 – $8.4 million; 2025 – $8.0 million; 2026 – $7.8 million; 2027 – $6.6 million and 2028 – $4.2 million.

The carrying amount of the Company's goodwill was $1.40 billion at both December 31, 2023 and 2022. Goodwill is tested annually for impairment during the fourth quarter or more frequently if changes or circumstances occur. During the 2023 and 2022 reviews, no impairment was found. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated, and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the consolidated financial statements.

7. Other Assets

Other assets consist primarily of equity securities without a readily determinable fair value and other miscellaneous assets. As of December 31, 2023 and 2022, other assets were $323.6 million and $321.2 million, respectively.

The Company has equity securities without readily determinable fair values such as stock holdings in the Federal Home Loan Bank ("FHLB") and the Federal Reserve Bank ("Federal Reserve") which are outside the scope of ASC Topic 321, *Investments – Equity Securities* ("ASC Topic 321"). These equity securities without a readily determinable fair value were $133.4 million and $135.3 million at December 31, 2023 and December 31, 2022, respectively, and are accounted for at cost.

The Company also has equity securities such as stock holdings in First National Bankers' Bank and other miscellaneous holdings which are accounted for under ASC Topic 321. These equity securities without a readily determinable fair value were $90.3 million and $80.6 million at December 31, 2023 and 2022, respectively. There were no transactions during the period that would indicate a material change in fair value.

8. Deposits

The aggregate amount of time deposits with a minimum denomination of $250,000 was $836.7 million and $333.2 million at December 31, 2023 and 2022, respectively. The aggregate amount of time deposits with a minimum denomination of $100,000 was $1.09 billion and $639.3 million at December 31, 2023 and 2022, respectively. Interest expense applicable to certificates in excess of $100,000 totaled $26.1 million, $3.4 million and $7.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, brokered deposits were $401.0 million and $476.6 million, respectively.

The following is a summary of the scheduled maturities of all time deposits at December 31, 2023 (in thousands):

2024	$1,342,054
2025	275,134
2026	13,937
2027	12,178
2028	8,055
Thereafter	505
Total time deposits	$1,651,863

Deposits totaling approximately $3.05 billion and $2.65 billion at December 31, 2023 and 2022, respectively, were public funds obtained primarily from state and political subdivisions in the United States.

9. Securities Sold Under Agreements to Repurchase

At December 31, 2023 and 2022, securities sold under agreements to repurchase totaled $142.1 million and $131.1 million, respectively. For the years ended December 31, 2023 and 2022, securities sold under agreements to repurchase daily weighted-average totaled $149.0 million and $129.0 million, respectively. The remaining contractual maturity of securities sold under agreements to repurchase in the consolidated balance sheets as of December 31, 2023 and 2022 is presented in the following table:

| | December 31, 2023 | | December 31, 2022 | |
	Overnight and Continuous	Total	Overnight and Continuous	Total
	(In thousands)			
Securities sold under agreements to repurchase:				
U.S. government-sponsored enterprises	$ —	$ —	$ 5,322	$ 5,322
Mortgage-backed securities	—	—	5,153	5,153
State and political subdivisions	—	—	117,674	117,674
Other securities	142,085	142,085	2,997	2,997
Total borrowings	$ 142,085	$ 142,085	$ 131,146	$ 131,146

10. FHLB and Other Borrowed Funds

The Company's FHLB borrowed funds, which are secured by our loan portfolio, were $600.0 million and $650.0 million at December 31, 2023 and 2022, respectively. At December 31, 2023, the entire $600.0 million balance was classified as long-term advances. At December 31, 2022, $50.0 million and $600.0 million of the outstanding balance was classified as short-term and long-term advances, respectively. The FHLB advances mature from 2025 to 2037 with fixed interest rates ranging from 3.37% to 4.84% and are secured by loans and investments securities. Expected maturities could differ from contractual maturities because the FHLB has have the right to call or the Company has the right to prepay certain obligations.

Other borrowed funds were $701.3 million as of December 31, 2023 and were classified as short-term advances. The Company had no other borrowed funds as of December 31, 2022.

The Company had access to approximately $1.37 billion in liquidity with the Federal Reserve Bank as of December 31, 2023. This consisted of $89.8 million available from the Discount Window and $1.28 billion available through the Bank Term Funding Program ("BTFP"). As of December 31, 2023, the primary and secondary credit rates available through the Discount Window were 5.50% and 6.00%, respectively, and the BTFP rate was 4.84%. As of December 31, 2023, the Company had drawn $700.0 million from the BTFP in the ordinary course of business. These advances are included within other borrowed funds and are secured by certain investment securities within our investment portfolio.

Additionally, the Company had $1.33 billion and $1.14 billion at December 31, 2023 and 2022, respectively, in letters of credit under a FHLB blanket borrowing line of credit, which are used to collateralize public deposits at December 31, 2023 and 2022, respectively.

Maturities of borrowings with original maturities exceeding one year at December 31, 2023, are as follows (in thousands):

	By Contractual Maturity	By Call Date
2024	$ 701,300	$ 1,101,300
2025	100,000	100,000
2026	100,000	100,000
2027	—	—
2028	—	—
Thereafter	400,000	—
	$ 1,301,300	$ 1,301,300

11. Subordinated Debentures

Subordinated debentures consist of subordinated debt securities and guaranteed payments on trust preferred securities. As of December 31, 2023 and 2022, subordinated debentures were $439.8 million and $440.4 million, respectively.

Subordinated debentures at December 31, 2023 and 2022 contained the following components:

	As of December 31, 2023	As of December 31, 2022
	(In thousands)	
Subordinated debt securities		
Subordinated notes issued in 2020, due 2030, fixed rate of 5.500% during the first five years and at a floating rate of 534.5 basis points above the then three-month SOFR rate, reset quarterly, thereafter, callable in 2025 without penalty	$ 142,084	$ 143,400
Subordinated notes, net of issuance costs, issued in 2022, due 2032, fixed rate of 3.125% during the first five years and at a floating rate of 182 basis points above the then three-month SOFR rate, reset quarterly, thereafter, callable in 2027 without penalty	297,750	297,020
Total	$ 439,834	$ 440,420

Trust Preferred Securities. On April 1, 2022, the Company acquired $23.2 million in trust preferred securities from Happy which were currently callable without penalty based on the terms of the specific agreements. During the second and third quarters of 2022, the Company redeemed, without penalty, the $23.2 million of the trust preferred securities acquired from Happy. In addition, during the second and third quarters, the Company also redeemed, without penalty, the $73.3 million of trust preferred securities held prior to the Happy acquisition. As a result, the Company no longer holds any trust preferred securities.

Subordinated Debt Securities. On April 1, 2022, the Company acquired $140.0 million in aggregate principal amount of 5.500% Fixed-to-Floating Rate Subordinated Notes due 2030 (the "2030 Notes") from Happy, and the Company recorded approximately $144.4 million which included fair value adjustments. The 2030 Notes are unsecured, subordinated debt obligations of the Company and will mature on July 31, 2030. From and including the date of issuance to, but excluding July 31, 2025 or the date of earlier redemption, the 2030 Notes will bear interest at an initial rate of 5.50% per annum, payable in arrears on January 31 and July 31 of each year. From and including July 31, 2025 to, but excluding, the maturity date or earlier redemption, the 2030 Notes will bear interest at a floating rate equal to the Benchmark rate (which is expected to be 3-month Secured Overnight Funding Rate (SOFR)), each as defined in and subject to the provisions of the applicable supplemental indenture for the 2030 Notes, plus 5.345%, payable quarterly in arrears on January 31, April 30, July 31, and October 31 of each year, commencing on October 31, 2025.

The Company may, beginning with the interest payment date of July 31, 2025, and on any interest payment date thereafter, redeem the 2030 Notes, in whole or in part, subject to prior approval of the Federal Reserve if then required, at a redemption price equal to 100% of the principal amount of the 2030 Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company may also redeem the 2030 Notes at any time, including prior to July 31, 2025, at the Company's option, in whole but not in part, subject to prior approval of the Federal Reserve if then required, if certain events occur that could impact the Company's ability to deduct interest payable on the 2030 Notes for U.S. federal income tax purposes or preclude the 2030 Notes from being recognized as Tier 2 capital for regulatory capital purposes, or if the Company is required to register as an investment company under the Investment Company Act of 1940, as amended. In each case, the redemption would be at a redemption price equal to 100% of the principal amount of the 2030 Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

On January 18, 2022, the Company completed an underwritten public offering of $300.0 million in aggregate principal amount of its 3.125% Fixed-to-Floating Rate Subordinated Notes due 2032 (the "2032 Notes") for net proceeds, after underwriting discounts and issuance costs of approximately $296.4 million. The 2032 Notes are unsecured, subordinated debt obligations of the Company and will mature on January 30, 2032. From and including the date of issuance to, but excluding January 30, 2027 or the date of earlier redemption, the 2032 Notes will bear interest at an initial rate of 3.125% per annum, payable in arrears on January 30 and July 30 of each year. From and including January 30, 2027 to, but excluding, the maturity date or earlier redemption, the 2032 Notes will bear interest at a floating rate equal to the Benchmark rate (which is expected to be Three-Month Term SOFR)), each as defined in and subject to the provisions of the applicable supplemental indenture for the 2032 Notes, plus 182 basis points, payable quarterly in arrears on January 30, April 30, July 30, and October 30 of each year, commencing on April 30, 2027.

The Company may, beginning with the interest payment date of January 30, 2027, and on any interest payment date thereafter, redeem the 2032 Notes, in whole or in part, subject to prior approval of the Federal Reserve if then required, at a redemption price equal to 100% of the principal amount of the 2032 Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Company may also redeem the 2032 Notes at any time, including prior to January 30, 2027, at the Company's option, in whole but not in part, subject to prior approval of the Federal Reserve if then required, if certain events occur that could impact the Company's ability to deduct interest payable on the 2032 Notes for U.S. federal income tax purposes or preclude the 2032 Notes from being recognized as Tier 2 capital for regulatory capital purposes, or if the Company is required to register as an investment company under the Investment Company Act of 1940, as amended. In each case, the redemption would be at a redemption price equal to 100% of the principal amount of the 2032 Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

On April 3, 2017, the Company completed an underwritten public offering of $300.0 million in aggregate principal amount of its 5.625% Fixed-to-Floating Rate Subordinated Notes due 2027 (the "Notes") for net proceeds, after underwriting discounts and issuance costs, of approximately $297.0 million. The Notes were unsecured, subordinated debt obligations and would have matured on April 15, 2027. From and including the date of issuance to, but excluding April 15, 2022, the Notes bore interest at an initial rate of 5.625% per annum. From and including April 15, 2022 to, but excluding the maturity date or earlier redemption, the Notes were to bear interest at a floating rate equal to three-month LIBOR as calculated on each applicable date of determination plus a spread of 3.575%; provided, however, that in the event three-month LIBOR is less than zero, then three-month LIBOR would have been deemed to be zero.

The Company, beginning with the interest payment date of April 15, 2022, and on any interest payment date thereafter, was permitted to redeem the 2027 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. On April 15, 2022, the Company completed the payoff of the 2027 Notes in aggregate principal amount of $300.0 million. Each 2027 Note was redeemed pursuant to the terms of the Subordinated Indenture, as supplemented by the First Supplemental Indenture, each dated as of April 3, 2017, between the Company and U.S. Bank Trust Company, National Association, the Trustee for the 2027 Notes, at the redemption price of 100% of its principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

12. Income Taxes

The following is a summary of the components of the provision for income taxes for the years ended December 31, 2023, 2022 and 2021:

		Year Ended December 31,				
		2023		**2022**		**2021**
		(In thousands)				
Current:						
Federal	$	99,938	$	72,367	$	70,536
State		23,093		14,733		23,350
Total current		123,031		87,100		93,886
Deferred:						
Federal		(3,312)		1,839		2,906
State		(765)		374		962
Total deferred		(4,077)		2,213		3,868
Income tax expense	$	118,954	$	89,313	$	97,754

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,		
	2023	**2022**	**2021**
Statutory federal income tax rate	21.00 %	21.00 %	21.00 %
Effect of non-taxable interest income	(0.68)	(1.89)	(1.03)
Stock compensation	0.28	0.38	0.25
State income taxes, net of federal benefit	2.97	2.70	3.97
Other	(0.33)	0.45	(0.74)
Effective income tax rate	23.24 %	22.64 %	23.45 %

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities, and their approximate tax effects, are as follows:

	December 31, 2023	**December 31, 2022**
	(In thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 81,251	$ 80,232
Deferred compensation	7,619	7,817
Stock compensation	6,803	6,180
Non-accrual interest income	1,463	1,518
Real estate owned	79	103
Unrealized loss on Securities AFS	82,613	98,587
Loan discounts	5,119	7,007
Tax basis on acquisitions	—	1,222
Investments	24,669	28,523
Other	14,691	8,007
Gross deferred tax assets	224,307	239,196
Deferred tax liabilities:		
Accelerated depreciation on premises and equipment	1,477	4,252
Tax basis on acquisitions	4,061	—
Core deposit intangibles	11,021	14,755
FHLB dividends	2,351	2,681
Other	8,233	8,187
Gross deferred tax liabilities	27,143	29,875
Net deferred tax assets	$ 197,164	$ 209,321

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2019. The Company's income tax returns are open and subject to examinations from the 2020 tax year and forward.

The Company recognizes interest related to unrecognized tax benefits in interest expense and penalties in other non-interest expense. During the years ended December 31, 2023, 2022 and 2021, the Company did not recognize any significant interest or penalties.

13. Common Stock, Compensation Plans and Other

Common Stock

The Company's Restated Articles of Incorporation, as amended, authorize the issuance of up to 300,000,000 shares of common stock, par value $0.01 per share.

The Company also has the authority to issue up to 5,500,000 shares of preferred stock, par value $0.01 per share under the Company's Restated Articles of Incorporation.

Stock Repurchases

During 2023, the Company repurchased a total of 2,225,849 shares with a weighted-average stock price of $21.69 per share. The 2023 earnings were used to fund the repurchases during the year. Shares repurchased under the program as of December 31, 2023 total 22,985,715 shares. The remaining balance available for repurchase was 16,766,285 shares at December 31, 2023.

Stock Compensation Plans

On January 21, 2022, the Company's Board of Directors adopted, and on April 21, 2022, the Company's shareholders approved, the Home BancShares, Inc. 2022 Equity Incentive Plan (the "2022 Plan"). The 2022 Plan replaced the Company's Amended and Restated 2006 Stock Option and Performance Incentive Plan (the "2006 Plan" and, together with the 2022 Plan, the "Plans"), which expired on February 27, 2022. The purpose of the Plans is to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate those persons to improve the Company's business results. As of December 31, 2023, the maximum total number of shares of the Company's common stock available for issuance under the 2022 Plan was 14,788,000 shares (representing 13,288,000 shares approved for issuance under the 2006 Plan plus 1,500,000 shares added upon adoption of the 2022 Plan). At December 31, 2023, the Company had 2,638,311 shares of common stock remaining available for future grants and 5,413,912 shares of common stock reserved for issuance pursuant the Plans.

The intrinsic value of the stock options outstanding at December 31, 2023, 2022, and 2021 was $12.2 million, $7.8 million and $13.1 million, respectively. The intrinsic value of the stock options vested at December 31, 2023, 2022 and 2021 was $10.3 million, $7.5 million and $10.7 million, respectively.

The intrinsic value of the stock options exercised during 2023, 2022 and 2021 was $1.9 million, $1.8 million, and $2.0 million, respectively.

Total unrecognized compensation cost, net of income tax benefit, related to non-vested awards, which are expected to be recognized over the vesting periods, was approximately $3.7 million as of December 31, 2023.

The table below summarized the stock option transactions under the Plan at December 31, 2023, 2022 and 2021 and changes during the years then ended:

	2023		2022		2021	
	Shares (000)	Weighted-average Exercisable Price	Shares (000)	Weighted-average Exercisable Price	Shares (000)	Weighted-average Exercisable Price
Outstanding, beginning of year	2,971	$ 20.45	3,015	$ 20.06	3,254	$ 19.77
Granted	25	22.63	183	21.13	15	21.68
Forfeited/Expired	(10)	23.38	(96)	21.89	(57)	22.44
Exercised	(210)	14.01	(131)	11.30	(197)	14.78
Outstanding, end of year	2,776	20.95	2,971	20.45	3,015	20.06
Exercisable, end of year	1,940	20.05	1,837	18.89	1,543	17.46

Stock-based compensation expense for stock-based compensation awards granted is based on the grant-date fair value. For stock option awards, the fair value is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of employee stock options granted but are not considered by the model. Accordingly, while management believes that the Black-Scholes option-pricing model provides a reasonable estimate of fair value, the model does not necessarily provide the best single measure of fair value for the Company's employee stock options. The weighted-average fair value of options granted during the year ended December 31, 2023 was $5.37, and the weighted-average fair value of options granted during the year ended December 31, 2022 was $5.21. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model based on the weighted-average assumptions for expected dividend yield, expected stock price volatility, risk-free interest rate, and expected life of options granted.

The assumptions used in determining the fair value of 2023, 2022 and 2021 stock option grants were as follows:

| | For the Years Ended December 31, | | |
	2023	2022	2021
Expected dividend yield	2.98 %	3.14 %	2.59 %
Expected stock price volatility	27.97 %	31.18 %	70.13 %
Risk-free interest rate	3.37 %	2.82 %	0.75 %
Expected life of options	6.5 years	6.5 years	6.5 years

The following is a summary of currently outstanding and exercisable options at December 31, 2023:

| | Options Outstanding | | | Options Exercisable | |
Exercise Prices	Options Outstanding Shares (000)	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Options Exercisable Shares (000)	Weighted-Average Exercise Price
$14.00 to $15.99	100	1.04	$ 14.71	100	$ 14.71
$16.00 to $17.99	172	0.91	16.92	172	16.92
$18.00 to $19.99	836	1.79	18.48	829	18.48
$20.00 to $21.99	268	4.72	20.87	191	20.98
$22.00 to $23.99	1,309	4.65	23.22	577	23.14
$24.00 to $25.99	91	4.40	25.59	71	25.95
	2,776			1,940	

The table below summarizes the activity for the Company's restricted stock issued and outstanding at December 31, 2023, 2022 and 2021 and changes during the years then ended:

| | 2023 | 2022 | 2021 |
	(In thousands)		
Beginning of year	1,381	1,231	1,371
Issued	261	409	216
Vested	(152)	(178)	(320)
Forfeited	(61)	(81)	(36)
End of year	1,429	1,381	1,231
Amount of expense for twelve months ended	$ 8,016	$ 7,646	$ 7,112

Total unrecognized compensation cost, net of income tax benefit, related to non-vested restricted stock awards, which are expected to be recognized over the vesting periods, was approximately $11.1 million as of December 31, 2023.

14. Non-Interest Expense

The table below shows the components of non-interest expense for years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	(In thousands)		
Salaries and employee benefits	$ 256,966	$ 238,885	$ 170,755
Occupancy and equipment	60,303	53,417	36,631
Data processing expense	36,329	34,942	24,280
Merger expense	—	49,594	1,886
Other operating expenses:			
Advertising	8,850	7,974	4,855
Amortization of intangibles	9,685	8,853	5,683
Electronic banking expense	14,313	13,632	9,817
Directors' fees	1,814	1,491	1,614
Due from bank service charges	1,115	1,255	1,044
FDIC and state assessment	25,530	8,428	5,472
Hurricane expense	—	176	—
Insurance	3,567	3,705	3,118
Legal and accounting	5,230	9,401	3,703
Other professional fees	8,815	8,881	6,950
Operating supplies	3,138	3,120	1,915
Postage	2,081	2,078	1,283
Telephone	2,160	1,890	1,425
Other expense	32,967	27,905	18,086
Total other operating expenses	119,265	98,789	64,965
Total non-interest expense	$ 472,863	$ 475,627	$ 298,517

15. Employee Benefit Plans

401(k) and Employee Stock Ownership Plan

The Company has a combined 401(k) plan and employee stock ownership plan, named the Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan, in which substantially all employees may participate. The Company matches employees' contributions based on a percentage of salary contributed by participants. As of December 31, 2023, participants in the plan held approximately 1.3 million shares of the Company's stock. These shares are allocated to the individual employees that have elected to own stock within the plan. While the plan also allows for discretionary employer contributions, no discretionary contributions were made for the years ended 2023, 2022 and 2021. The Company's expense for the plan was approximately $3.4 million, $3.1 million and $2.5 million in 2023, 2022 and 2021, respectively, which is included in salaries and employee benefits expense.

Chairman's Retirement Plan

On April 20, 2007, the Company's Board of Directors approved a Chairman's Retirement Plan for John W. Allison, the Company's Chairman. The Chairman's Retirement Plan provides a supplemental retirement benefit of $250,000 a year for 10 consecutive years or until Mr. Allison's death, whichever occurs later. During 2011, Mr. Allison reached the age of 65 and became 100% vested in the plan. Therefore, he began receiving the supplemental retirement benefit due to him. He received $250,000 of this benefit during 2023, 2022 and 2021, respectively. An expense of $84,787, $97,449 and $109,140 was accrued for 2023, 2022 and 2021 for this plan, respectively.

16. Related Party Transactions

In the ordinary course of business, loans may be made to officers and directors and their affiliated companies at substantially the same terms as comparable transactions with other borrowers. At December 31, 2023 and 2022, related party loans were approximately $63.2 million and $76.5 million, respectively. New loans and advances on prior commitments made to the related parties were $662,000 and $24.8 million for the years ended December 31, 2023 and 2022, respectively. Repayments of loans made by the related parties were $11.0 million and $9.1 million for the years ended December 31, 2023 and 2022, respectively.

At December 31, 2023 and 2022, directors, officers, and other related interest parties had demand, non-interest-bearing deposits of approximately $4.3 million and $7.7 million, respectively, savings and interest-bearing transaction accounts of approximately $11.6 million and $10.9 million, respectively, and time certificates of deposit of approximately $878,000 and $390,000, respectively.

During each of 2023, 2022 and 2021, rent expense totaling approximately $139,000, $137,000 and $143,000, respectively, was paid to related parties.

17. Leases

The Company leases land and office facilities under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2044 and do not include renewal options based on economic factors that would have implied that continuation of the lease was reasonably certain. Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements. The leases generally include real estate taxes and common area maintenance ("CAM") charges in the rental payments. Short-term leases are leases having a term of twelve months or less. The Company does not separate nonlease components from the associated lease component of our operating leases. As a result, the Company accounts for these components as a single component under Topic 842 since (i) the timing and pattern of transfer of the nonlease components and the associated lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company recognizes short-term leases on a straight-line basis and does not record a related right-of-use ("ROU") asset and liability for such leases. In addition, equipment leases were determined to be immaterial and a related ROU asset and liability for such leases is not recorded.

As of December 31, 2023, the balances of the ROU asset and lease liability were $42.2 million and $45.0 million, respectively. As of December 31, 2022, the balances of the ROU asset and lease liability were $42.9 million and $46.0 million, respectively. The ROU asset is included in bank premises and equipment, net, and the lease liability is included in accrued interest payable and other liabilities.

The minimum rental commitments under these noncancelable operating leases are as follows as of December 31, 2023 and 2022:

	December 31, 2023
	(In thousands)
2024	$ 9,373
2025	8,549
2026	8,111
2027	7,223
2028	5,496
Thereafter	19,827
Total future minimum lease payments	$ 58,579
Discount effect of cash flows	(13,551)
Present value of net future minimum lease payments	$ 45,028

	December 31, 2022
	(In thousands)
2023	$ 8,332
2024	7,463
2025	6,739
2026	6,352
2027	5,821
Thereafter	24,591
Total future minimum lease payments	$ 59,298
Discount effect of cash flows	(13,344)
Present value of net future minimum lease payments	$ 45,954

Additional information:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
		(In thousands)	
Lease expense:			
Operating lease expense	$ 8,087	$ 7,995	$ 7,857
Short-term lease expense	—	3	6
Variable lease expense	1,105	873	1,028
Total lease expense	$ 9,192	$ 8,871	$ 8,891
Other information:			
Cash paid for amounts included in the measurement of lease liabilities	$ 8,384	$ 8,128	$ 7,881
Weighted-average remaining lease term	8.47	9.28	9.71
Weighted-average discount rate	3.43 %	3.41 %	3.48 %

18. Significant Estimates and Concentrations of Credit Risks

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for credit losses and certain concentrations of credit risk are reflected in Note 5, while deposit concentrations are reflected in Note 8.

The Company's primary market areas are in Arkansas, Florida, Texas, South Alabama and New York. The Company primarily grants loans to customers located within these markets unless the borrower has an established relationship with the Company.

The diversity of the Company's economic base tends to provide a stable lending environment. Although the Company has a loan portfolio that is diversified in both industry and geographic area, a substantial portion of its debtors' ability to honor their contracts is dependent upon real estate values, tourism demand and the economic conditions prevailing in its market areas.

Although the Company has a diversified loan portfolio, at December 31, 2023 and 2022, commercial real estate loans represented 56.7% and 56.3% of total loans receivable, respectively, and 215.5% and 230.1% of total stockholders' equity, respectively. Residential real estate loans represented 15.8% and 16.1% of total loans receivable and 60.1% and 66.0% of total stockholders' equity at December 31, 2023 and 2022, respectively.

Approximately 79.8% of the Company's total loans and 84.6% of the Company's real estate loans as of December 31, 2023, are to borrowers whose collateral is located in Alabama, Arkansas, Florida, Texas and New York, the states in which the Company has its branch locations.

Any future volatility in the economy could cause the values of assets and liabilities recorded in the financial statements to change rapidly, resulting in material future adjustments in asset values, the allowance for credit losses and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

19. Commitments and Contingencies

In the ordinary course of business, the Company makes various commitments and incurs certain contingent liabilities to fulfill the financing needs of their customers. These commitments and contingent liabilities include lines of credit and commitments to extend credit and issue standby letters of credit. The Company applies the same credit policies and standards as they do in the lending process when making these commitments. The collateral obtained is based on the assessed creditworthiness of the borrower.

At December 31, 2023 and 2022, commitments to extend credit of $4.59 billion and $4.83 billion, respectively, were outstanding. A percentage of these balances are participated out to other banks; therefore, the Company can call on the participating banks to fund future draws. Since some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Outstanding standby letters of credit are contingent commitments issued by the Company, generally to guarantee the performance of a customer in third-party borrowing arrangements. The term of the guarantee is dependent upon the creditworthiness of the borrower, some of which are long-term. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments. The maximum amount of future payments the Company could be required to make under these guarantees at December 31, 2023 and 2022, is $185.5 million and $184.6 million, respectively.

The Company and/or its bank subsidiary have various unrelated legal proceedings, most of which involve loan foreclosure activity pending, which, in the aggregate, are not expected to have a material adverse effect on the financial position or results of operations or cash flows of the Company and its subsidiary.

20. Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Transfers of financial instruments between levels within the fair value hierarchy are recognized on the date management determines that the underlying circumstances or assumptions have changed.

Available-for-sale securities - the Company's available-for-sale securities are considered to be Level 2 securities. The Level 2 securities consist primarily of U.S. government-sponsored enterprises, mortgage-backed securities plus state and political subdivisions. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

The Company reviews the prices supplied by the independent pricing service, as well as their underlying pricing methodologies, for reasonableness and to ensure such prices are aligned with traditional pricing matrices. In general, the Company does not purchase investment portfolio securities with complicated structures. Pricing for the Company's investment securities is fairly generic and is easily obtained. The Company uses a third-party comparison pricing vendor in order to reflect consistency in the fair values of the investment securities sampled by the Company each quarter.

Held-to-maturity securities – the Company's held-to-maturity securities are considered to be Level 2 securities. The Level 2 securities consist primarily of U.S. government-sponsored enterprises, mortgage-backed securities plus state and political subdivisions. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

Impaired loans - Impaired loans include loans individually analyzed for credit losses for which a specific reserve has been recorded, non-accrual loans, loans past due 90 days or more and restructured loans made to borrowers experiencing financial difficulty. Impaired loans are carried at the net realizable value of the collateral if the loan is collateral dependent. A portion of the allowance for credit losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for credit losses to require an increase, such increase is reported as a component of the provision for credit losses. The fair value of loans with specific allocated losses was $10.5 million and $168.6 million as of December 31, 2023 and 2022, respectively. This valuation is considered Level 3, consisting of appraisals of underlying collateral. The Company reversed $2.4 million and $1.1 million of accrued interest receivable when impaired loans were put on non-accrual status during the years ended December 31, 2023 and 2022, respectively.

Foreclosed assets held for sale - Foreclosed assets held for sale are held by the Company at fair value, less estimated costs to sell. At foreclosure, if the fair value, less estimated costs to sell, of the real estate acquired is less than the Company's recorded investment in the related loan, a write-down is recognized through a charge to the allowance for credit losses. Additionally, valuations are periodically performed by management and any subsequent reduction in value is recognized by a charge to income. The fair value of foreclosed assets held for sale is estimated using Level 3 inputs based on appraisals of underlying collateral. As of December 31, 2023 and 2022, the fair value of foreclosed assets held for sale, less estimated costs to sell, was $30.5 million and $546,000, respectively.

No foreclosed assets held for sale were remeasured during the year ended December 31, 2023. No foreclosed assets held for sale were remeasured during the year ended December 31, 2022. Regulatory guidelines require the Company to reevaluate the fair value of foreclosed assets held for sale on at least an annual basis. The Company's policy is to comply with the regulatory guidelines.

The significant unobservable (Level 3) inputs used in the fair value measurement of collateral for collateral-dependent impaired loans and foreclosed assets primarily relate to customized discounting criteria applied to the customer's reported amount of collateral. The amount of the collateral discount depends upon the condition and marketability of the underlying collateral. As the Company's primary objective in the event of default would be to monetize the collateral to settle the outstanding balance of the loan, less marketable collateral would receive a larger discount.

Fair Values of Financial Instruments

The following table presents the estimated fair values of the Company's financial instruments. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

	December 31, 2023		
	Carrying Amount	**Fair Value**	**Level**
	(In thousands)		
Financial assets:			
Cash and cash equivalents	$ 1,000,213	$ 1,000,213	1
Investment securities - available for sale	3,507,841	3,507,841	2
Investment securities - held-to-maturity	1,281,982	1,170,481	2
Loans receivable, net of impaired loans and allowance	14,048,002	14,071,775	3
Accrued interest receivable	118,966	118,966	1
FHLB, FRB & FNBB stock; other equity investments	223,748	223,748	3
Marketable equity securities	49,419	49,419	1
Financial liabilities:			
Deposits:			
Demand and non-interest bearing	$ 4,085,501	$ 4,085,501	1
Savings and interest-bearing transaction accounts	11,050,347	11,050,347	1
Time deposits	1,651,863	1,633,091	3
Securities sold under agreements to repurchase	142,085	142,085	1
FHLB and other borrowed funds	1,301,300	1,291,926	2
Accrued interest payable	19,124	19,124	1
Subordinated debentures	439,834	358,682	3

	December 31, 2022		
	Carrying Amount	**Fair Value**	**Level**
	(In thousands)		
Financial assets:			
Cash and cash equivalents	$ 724,790	$ 724,790	1
Investment securities - available for sale	4,041,590	4,041,590	2
Investment securities - held-to-maturity	1,287,705	1,126,146	2
Loans receivable, net of impaired loans and allowance	13,929,892	13,723,865	3
Accrued interest receivable	103,199	103,199	1
FHLB, FRB & FNBB stock; other equity investments	215,952	215,952	3
Marketable equity securities	52,034	52,034	1
Financial liabilities:			
Deposits:			
Demand and non-interest bearing	$ 5,164,997	$ 5,164,997	1
Savings and interest-bearing transaction accounts	11,730,552	11,730,552	1
Time deposits	1,043,234	1,014,348	3
Securities sold under agreements to repurchase	131,146	131,146	1
FHLB and other borrowed funds	650,000	595,886	2
Accrued interest payable	10,622	10,622	1
Subordinated debentures	440,420	411,686	3

21. Regulatory Matters

The Bank is subject to a legal limitation on dividends that can be paid to the parent company without prior approval of the applicable regulatory agencies. Arkansas bank regulators have specified that the maximum dividend limit state banks may pay to the parent company without prior approval is 75% of the current year earnings plus 75% of the retained net earnings of the preceding year. Since the Bank is also under supervision of the Federal Reserve, it is further limited if the total of all dividends declared in any calendar year by the Bank exceeds the Bank's net profits to date for that year combined with its retained net profits for the preceding two years. During 2023, the Company requested approximately $328.9 million in regular dividends from its banking subsidiary.

The Company's banking subsidiary is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, the Company's regulators could require adjustments to regulatory capital not reflected in the consolidated financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total, common equity Tier 1 ("CET1") and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2023, the Company meets all capital adequacy requirements to which it is subject.

On December 31, 2018, the federal banking agencies issued a joint final rule to revise their regulatory capital rules to permit bank holding companies and banks to phase-in, for regulatory capital purposes, the day-one impact of the new CECL accounting rule on retained earnings over a period of three years. As part of its response to the impact of COVID-19, on March 27, 2020, the federal banking regulatory agencies issued an interim final rule that provided the option to temporarily delay certain effects of CECL on regulatory capital for two years, followed by a three-year transition period. The interim final rule allows bank holding companies and banks to delay for two years 100% of the day-one impact of adopting CECL and 25% of the cumulative change in the reported allowance for credit losses since adopting CECL. The Company elected to adopt the interim final rule, which is reflected in the risk-based capital ratios presented below.

Basel III became effective for the Company and its bank subsidiary on January 1, 2015. Basel III amended the prompt corrective action rules to incorporate a CET1 capital requirement and to raise the capital requirements for certain capital categories. In order to be adequately capitalized for purposes of the prompt corrective action rules, a banking organization is required to have at least a 4.5% CET1 risk-based capital ratio, a 4% Tier 1 leverage ratio, a 6% Tier 1 risk-based capital ratio and an 8% total risk-based capital ratio.

The Federal Reserve Board's risk-based capital guidelines include the definitions for (1) a well-capitalized institution, (2) an adequately-capitalized institution, and (3) an undercapitalized institution. Under Basel III, the criteria for a well-capitalized institution are now: a 6.5% CET1 risk-based capital ratio, a 5% Tier 1 leverage ratio, an 8% Tier 1 risk-based capital ratio, and a 10% total risk-based capital ratio. As of December 31, 2023, the Bank met the capital standards for a well-capitalized institution. The Company's CET1 risk-based capital ratio, Tier 1 leverage ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio were 14.15%, 12.44%, 14.15%, and 17.79%, respectively, as of December 31, 2023.

The Company's actual capital amounts and ratios along with the Company's bank subsidiary are presented in the following table.

	Actual		Minimum Capital Requirement –Basel III		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
As of December 31, 2023						
Common equity Tier 1 capital ratios:						
Home BancShares	$ 2,609,823	14.15 %	$ 1,290,867	7.00 %	N/A	N/A
Centennial Bank	2,495,303	13.60	1,284,347	7.00	1,192,608	6.50
Leverage ratios:						
Home BancShares	$ 2,609,823	12.44 %	$ 839,271	4.00 %	N/A	N/A
Centennial Bank	2,495,303	11.92	837,350	4.00	1,046,688	5.00
Tier 1 capital ratios:						
Home BancShares	$ 2,609,823	14.15 %	$ 1,567,482	8.50 %	N/A	N/A
Centennial Bank	2,495,303	13.60	1,559,564	8.50	1,467,825	8.00
Total risk-based capital ratios:						
Home BancShares	$ 3,281,136	17.79 %	$ 1,936,301	10.50 %	N/A	N/A
Centennial Bank	2,725,909	14.85	1,927,410	10.50	1,835,629	10.00
As of December 31, 2022						
Common equity Tier 1 capital ratios:						
Home BancShares	$ 2,399,919	12.91 %	$ 1,300,831	7.00 %	N/A	N/A
Centennial Bank	2,408,756	13.00	1,297,352	7.00	1,204,684	6.50
Leverage ratios:						
Home BancShares	$ 2,399,919	10.86 %	$ 883,664	4.00 %	N/A	N/A
Centennial Bank	2,408,756	10.93	881,464	4.00	1,101,831	5.00
Tier 1 capital ratios:						
Home BancShares	$ 2,399,919	12.91 %	$ 1,579,580	8.50 %	N/A	N/A
Centennial Bank	2,408,756	13.00	1,575,356	8.50	1,482,688	8.00
Total risk-based capital ratios:						
Home BancShares	$ 3,073,455	16.54 %	$ 1,951,246	10.50 %	N/A	N/A
Centennial Bank	2,640,992	14.25	1,946,021	10.50	1,853,354	10.00

22. Additional Cash Flow Information

In connection with the Happy acquisition, accounted for under ASC Topic 805, the Company acquired approximately $6.69 billion in assets, including $858.6 million in cash and cash equivalents, assumed $6.15 billion in liabilities, and issued approximately 42.4 million shares of its common stock valued at approximately $958.8 million as of April 1, 2022. In addition, the holders of certain Happy stock-based awards received approximately $3.7 million in cash in cancellation of such awards, for a total transaction value of approximately $962.5 million.

The following is summary of the Company's additional cash flow information during the years ended December 31:

	2023	2022	2021
	(In thousands)		
Interest paid	$ 339,606	$ 115,046	$ 53,327
Income taxes paid	135,089	86,583	98,320
Assets acquired by foreclosure	30,532	619	2,623

23. Condensed Financial Information (Parent Company Only)

Condensed Balance Sheets

(In thousands)		December 31, 2023		December 31, 2022
Assets				
Cash and cash equivalents	$	484,542	$	359,570
Investment securities		57,032		57,912
Investments in wholly-owned subsidiaries		3,679,597		3,538,344
Other assets		18,049		19,422
Total assets	$	4,239,220	$	3,975,248
Liabilities				
Subordinated debentures	$	439,834	$	440,420
Other liabilities		8,311		8,466
Total liabilities		448,145		448,886
Stockholders' Equity				
Common stock		2,015		2,034
Capital surplus		2,348,023		2,386,699
Retained earnings		1,690,112		1,443,087
Accumulated other comprehensive income		(249,075)		(305,458)
Total stockholders' equity		3,791,075		3,526,362
Total liabilities and stockholders' equity	$	4,239,220	$	3,975,248

Condensed Statements of Income

(In thousands)		Years Ended December 31, 2023		2022		2021
Income						
Dividends from equity securities	$	3,634	$	2,088	$	646
Dividends from banking subsidiary		329,997		216,086		286,712
Other (loss) income		(724)		(1,297)		7,234
Total income		332,907		216,877		294,592
Expenses		32,361		38,933		34,194
Income before income taxes and equity in undistributed net income of subsidiaries		300,546		177,944		260,398
Tax benefit for income taxes		7,514		10,752		7,161
Income before equity in undistributed net income of subsidiaries		308,060		188,696		267,559
Equity in undistributed net income of subsidiaries		84,869		116,566		51,462
Net income	$	392,929	$	305,262	$	319,021

Condensed Statements of Cash Flows

(In thousands)	Years Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities			
Net income	$ 392,929	$ 305,262	$ 319,021
Items not requiring (providing) cash			
(Accretion)/ amortization	(586)	1,912	767
Share-based compensation	9,274	9,133	8,848
Decrease (increase) in value of equity securities	1,094	1,272	(7,178)
Equity in undistributed income of subsidiaries	(84,869)	(116,566)	(51,462)
Changes in other assets	(364)	(4,149)	90
Changes in other liabilities	(155)	2,290	(76)
Net cash provided by operating activities	317,323	199,154	270,010
Cash flows from investing activities			
Net cash proceeds from Happy Bancshares, Inc.	—	201,428	—
Purchases of equity securities	—	(49,975)	(13,276)
Proceeds from sale of equity securities	1,522	13,778	16,381
Redemptions of other investments	—	2,899	—
Net cash provided by investing activities	1,522	168,130	3,105
Cash flows from financing activities			
Retirement of subordinated debentures	—	(300,000)	—
Proceeds from the issuance of subordinated debentures	—	296,324	—
Redemption of trust preferred securities	—	(96,499)	—
Proceeds from exercise of stock options	802	156	2,374
Repurchase of common stock	(48,771)	(70,856)	(44,480)
Dividends paid	(145,904)	(128,424)	(92,142)
Net cash used in financing activities	(193,873)	(299,299)	(134,248)
Increase in cash and cash equivalents	124,972	67,985	138,867
Cash and cash equivalents, beginning of year	359,570	291,585	152,718
Cash and cash equivalents, end of year	$ 484,542	$ 359,570	$ 291,585

24. Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The amendments in the update simplify the accounting for income taxes by removing the exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items and the exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The amendments in the update also simplify the accounting for income taxes by requiring that an entity recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, requiring that an entity evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction, specifying that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements; however, an entity may elect to do so on an entity-by-entity basis for a legal entity that is both not subject to tax and disregarded by the taxing authority. The amendments require that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The Company adopted the guidance effective January 1, 2021, and its adoption did not have a significant impact on our financial position or financial statement disclosures.

In March 2020, the FASB issued ASU 2020-04, *"Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting."* ASU 2020-04 provides optional expedients and exceptions for accounting related to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. ASU 2020-04 applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform and do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. ASU 2020-04 was effective upon issuance and generally could be applied through December 31, 2022. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, ASU 2022-06 defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.

In January 2021, the FASB issued ASU 2021-01, *"Reference Rate Reform (Topic 848): Scope."* The amendments in the update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Specifically, certain provisions in Topic 848, if elected by an entity, apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in the update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update do not apply to contract modifications made after December 31, 2022, new hedging relationships entered into after December 31, 2022, and existing hedging relationships evaluated for effectiveness in periods after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that apply certain optional expedients in which the accounting effects are recorded through the end of the hedging relationship. ASU 2021-01 was effective upon issuance and generally could be applied through December 31, 2022. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, ASU 2022-06 defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings ("TDR") and Vintage Disclosures* ("ASU 2022-02"). The amendments eliminate the TDR recognition and measurement guidance and, instead, require that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. The amendments require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investment in leases. Gross write-off information must be included in the vintage disclosures required for public business entities, which requires that an entity disclose the amortized cost basis of financing receivables by credit quality indicator and class of financing receivable by year of origination. ASU 2022-02 is effective for entities that have adopted ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. These amendments should be applied prospectively. The Company adopted the guidance effective January 1, 2023 and elected to apply the amendments prospectively. The adoption did not have a significant impact on our financial position.

In December 2022, the FASB issued ASU 2022-06, "*Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.*" These amendments extend the period of time preparers can utilize the reference rate reform relief guidance in Topic 848. The objective of the guidance in Topic 848 is to provide relief during the temporary transition period, so the FASB included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. In 2021, the UK Financial Conduct Authority (FCA) delayed the intended cessation date of certain tenors of USD LIBOR to June 30, 2023. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, the ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. ASU 2022-06 was effective upon issuance.

In November 2023, the FASB issued ASU 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*." The amendments apply to all public entities that are required to report segment information in accordance with FASB ASC Topic 280, *Segment Reporting*. The amendments in the ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. Public entities are required to disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. In addition, public entities must provide all annual disclosures about a reportable segment's profit or loss and assets currently required by FASB ASC Topic 280, *Segment Reporting*, in interim periods. The amendments clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements. The Amendments require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Finally, the amendments require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in ASC Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the potential impacts related to the adoption of the ASU.

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*." The amendments require that public business entities on an annual basis (a) disclose specific categories in the rate reconciliation and (b) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). The amendments also require that all entities disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amendments require that all entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the potential impacts related to the adoption of the ASU.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

No items are reportable.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

An evaluation as of the end of the period covered by this annual report was carried out under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures," which are defined under SEC rules as controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods and that such information is accumulated and communicated to the company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective. As a result of this evaluation, there were no significant changes in the Company's disclosure controls or in other factors that could significantly affect those controls subsequent to the date of evaluation.

Management's Report on Internal Control Over Financial Reporting

The information required by Item 308(a) and 308(b) of Regulation S-K regarding management's annual report on internal control over financial reporting and the audit report of the independent registered public accounting firm is contained in "Item 8. Financial Statements and Supplementary Data" and is incorporated herein by this reference.

Changes in Internal Control Over Financial Reporting

The Company's management, including the Company's Chief Executive Officer and its Chief Financial Officer regularly review our internal controls and procedures and make changes intended to ensure the quality of our financial reporting. There were no changes in our internal control over financial reporting during the Company's fourth quarter of its 2023 fiscal year that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

During the three months ended December 31, 2023, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated herein by reference from the Company's definitive proxy statement for the Annual Meeting of Stockholders to be held April 18, 2024, to be filed pursuant to Regulation 14A.

Item 11. EXECUTIVE COMPENSATION

Incorporated herein by reference from the Company's definitive proxy statement for the Annual Meeting of Stockholders to be held April 18, 2024, to be filed pursuant to Regulation 14A.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference from the Company's definitive proxy statement for the Annual Meeting of Stockholders to be held April 18, 2024, to be filed pursuant to Regulation 14A, except as set forth below.

We currently maintain compensation plans, the Home BancShares, Inc. Amended and Restated 2006 Stock Option and Performance Incentive Plan, as amended, and the Home BancShares, Inc. 2022 Equity Incentive Plan, which provide for the issuance of stock-based compensation to directors, officers and other employees. These plans have been approved by the stockholders. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by the stockholders	2,775,601	$ 20.95	2,638,311
Equity compensation plans not approved by the stockholders	—	—	—

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference from the Company's definitive proxy statement for the Annual Meeting of Stockholders to be held April 18, 2024, to be filed pursuant to Regulation 14A.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated herein by reference from the Company's definitive proxy statement for the Annual Meeting of Stockholders to be held April 18, 2024, to be filed pursuant to Regulation 14A.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

(a)   1 and 2. Financial Statements and any Financial Statement Schedules

The financial statements and financial statement schedules listed in the accompanying index to the consolidated financial statements and financial statement schedules are filed as part of this report.

3. Listing of Exhibits.

Exhibit No.	
2.1	Agreement and Plan of Merger by and among Home BancShares, Inc., Centennial Bank, Happy Bancshares, Inc., and Happy State Bank, dated September 15, 2021 (incorporated by reference to Exhibit 2.1 of Home BancShares's Current Report on Form 8-K filed September 15, 2021)**
2.2	Amendment and Joinder Agreement, dated as of October 18, 2021, by and among Home BancShares, Inc., Centennial Bank, Happy Bancshares, Inc., Happy State Bank and HOMB Acquisition Sub III, Inc. (incorporated by reference to Appendix A of Home BancShares's registration statement on Form S-4 (File No. 333-260446), as amended)
2.3	Second Amendment to Agreement and Plan of Merger, dated as of November 8, 2021, by and among Home BancShares, Inc., Centennial Bank, HOMB Acquisition Sub III, Inc., Happy Bancshares, Inc. and Happy State Bank (incorporated by reference to Appendix A of Home BancShares's registration statement on Form S-4 (File No. 333-260446), as amended)
3.1	Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares's registration statement on Form S-1 (File No. 333-132427), as amended)
3.2	Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.2 of Home BancShares's registration statement on Form S-1 (File No. 333-132427), as amended)
3.3	Second Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.3 of Home BancShares's registration statement on Form S-1 (File No. 333-132427), as amended)
3.4	Third Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.4 of Home BancShares's registration statement on Form S-1 (File No. 333-132427), as amended)
3.5	Fourth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on August 8, 2007)
3.6	Fifth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 4.6 of Home BancShares's registration statement on Form S-3 (File No. 333-157165))
3.7	Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, filed with the Secretary of State of the State of Arkansas on January 14, 2009 (incorporated by reference to Exhibit 3.1 of Home BancShares's Current Report on Form 8-K, filed on January 21, 2009)
3.8	Seventh Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares's Current Report on Form 8-K, filed on April 19, 2013)
3.9	Eighth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares Current Report on Form 8-K filed on April 22, 2016)
3.10	Ninth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares's Current Report on Form 8-K, filed on April 23, 2019)
3.11	Tenth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 4.11 of Home BancShares's registration statement on Form S-8 (File No. 333-264409)

3.12	Amended and Restated Bylaws of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares's Current Report on Form 8-K, filed on January 28, 2021)
3.13	Amendment to the Amended and Restated Bylaws of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares's Current Report on Form 8-K, filed on April 22, 2022)
4.1	Specimen Stock Certificate representing Home BancShares, Inc. Common Stock (incorporated by reference to Exhibit 4.12 of Home BancShares's registration statement on Form S-3ASR (File No. 333-261495))
4.2	Description of Capital Stock of Home BancShares, Inc.*
4.3	Instruments defining the rights of security holders including indentures. Home BancShares hereby agrees to furnish to the SEC upon request copies of instruments defining the rights of holders of long-term debt of Home BancShares and its consolidated subsidiaries. No issuance of debt exceeds ten percent of the assets of Home BancShares and its subsidiaries on a consolidated basis.
10.1	Amended and Restated 2006 Stock Option and Performance Incentive Plan of Home BancShares, Inc. (incorporated by reference to Exhibit 10.1 of Home BancShares's Current Report on Form 8-K filed on March 30, 2012) ^
10.2	Amendment to Amended and Restated 2006 Stock Option and Performance Incentive Plan of Home BancShares, Inc. (incorporated by reference to Exhibit 10.1 of Home BancShares's Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed on August 6, 2015) ^
10.3	Amendment to Amended and Restated 2006 Stock Option and Performance Incentive Plan of Home BancShares, Inc. (incorporated by reference to Exhibit 10.1 of Home BancShares's Current Report on Form 8-K filed on April 22, 2016) ^
10.4	Amendment to Amended and Restated 2006 Stock Option and Performance Incentive Plan of Home BancShares, Inc. (incorporated by reference to Exhibit 10.1 of Home BancShares's Current Report on Form 8-K filed on April 20, 2018) ^
10.5	Amendment to Amended and Restated 2006 Stock Option and Performance Incentive Plan of Home BancShares, Inc. (incorporated by reference to Exhibit 10.5 of Home BancShares's Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed on May 7, 2018) ^
10.6	Home BancShares, Inc. 2022 Equity Incentive Plan (incorporated by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A filed on March 4, 2022, as revised on March 7, 2022) ^
10.7	Form of Restricted Stock Agreement under the Home BancShares, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 of the Company's registration statement on Form S-8 (File No. 333-264409)) ^
10.8	Form of Stock Option Agreement under the Home BancShares, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 of the Company's registration statement on Form S-8 (File No. 333-264409)) ^
10.9	Form of Change in Control Agreement by and between Home BancShares, Inc., Centennial Bank and Executive Officer (incorporated by reference to Exhibit 10.1 of Home BancShares's Current Report on Form 8-K filed on August 10, 2020) ^
10.10	Executive Chairman Agreement by and between John W. Allison and Home BancShares, Inc., dated March 1, 2021 (incorporated by reference to Exhibit 10.1 of Home BancShares's Current Report on Form 8-K filed on March 5, 2021) ^
10.1	Home BancShares, Inc. 2021 Performance-Based Executive Incentive Plan (incorporated by reference to Exhibit 10.1 of Home BancShares's Current Report on Form 8-K filed on March 5, 2021) ^
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Independent Registered Public Accounting Firm*
31.1	CEO Certification Pursuant Rule 13a-14(a)/15d-14(a)*
31.2	CFO Certification Pursuant Rule 13a-14(a)/15d-14(a)*
32.1	CEO Certification Pursuant 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes – Oxley Act of 2002*
32.2	CFO Certification Pursuant 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes – Oxley Act of 2002*
97.1	Home BancShares, Inc. Clawback Policy*
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

_____

*   Filed herewith

**   The disclosure schedules referenced in the Agreement and Plan of Merger have been omitted pursuant to Item 601(a)(5) of SEC Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted disclosure schedule to the SEC upon request.

^   Denotes a management contract or compensatory plan or arrangement.

Item 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME BANCSHARES, INC.

By: /s/ John W. Allison

John W. Allison

Chairman, Chief Executive Officer and President

Date: February 26, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated as of February 26, 2024.

/s/ John W. Allison	/s/ Brian S. Davis	/s/ Milburn Adams
John W. Allison	Brian S. Davis	Milburn Adams
Chairman of the Board of	Chief Financial Officer,	Director
Directors, Chief Executive Officer	Treasurer and Director	
and President	(Principal Financial Officer)	
(Principal Executive Officer)		
/s/ Robert H. Adcock, Jr.	/s/ Richard H. Ashley	/s/ Mike Beebe
Robert H. Adcock, Jr.	Richard H. Ashley	Mike Beebe
Director	Director	Director
/s/ Jack E. Engelkes	/s/ Tracy M. French	/s/ Karen Garrett
Jack E. Engelkes	Tracy M. French	Karen Garrett
Vice Chairman of the Board of	Director	Director
Directors		
/s/ James P. Hickman	/s/ James G. Hinkle	/s/ Alex R. Lieblong
James P. Hickman	James G. Hinkle	Alex R. Lieblong
Director	Director	Director
/s/ Thomas J. Longe	/s/ Jim Rankin, Jr.	/s/ Larry W. Ross
Thomas J. Longe	Jim Rankin, Jr.	Larry W. Ross
Director	Director	Director
/s/ Donna J. Townsell	/s/ Jennifer C. Floyd	
Donna J. Townsell	Jennifer C. Floyd	
Director	Chief Accounting Officer	
	(Principal Accounting Officer)	